Form 20-F
period 2002-12-31
VIRGIN EXPRESS HOLDINGS PLC
filed 2003-06-30
CIK 1048420

Use these links to rapidly review the document
VIRGIN EXPRESS HOLDINGS PLC FORM 20-F For the year ended December 31, 2002 TABLE OF CONTENTS
PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
OR
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 333-07828

VIRGIN EXPRESS HOLDINGS PLC
(Exact Name of Registrant as Specified in Its Charter)

(Translation of Registrant's Name Into English)

ENGLAND
(Jurisdiction of Incorporation or Organization)

120 Campden Hill Road, London, W8 7AR England
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing one ordinary share

Quoted on the OTC Bulletin Board System

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    4,842,500 ordinary shares, nominal value EUR 0.01 each, are issued and outstanding;
    such shares are traded in the United States in the form of
    1,149,420 ADS's, and are traded outside the United States in the form of
    1,128,080 IDS's, and are held by certain shareholders in the form of
    2,565,000 ordinary shares.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act or 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes        ☐ No

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17        ☒ Item 18

        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes        ☐ No

VIRGIN EXPRESS HOLDINGS PLC
FORM 20-F
For the year ended December 31, 2002

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION
CERTAIN TERMS AND CONVENTIONS
Forward-Looking Statements
PART I
ITEM 1.	Identity of Directors, Senior Management and Advisers
ITEM 2.	Offer Statistics and Expected Timetable
ITEM 3.	Key Information
	A.	Selected Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons For the Offer and Use of Proceeds
	D.	Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
	A.	History and Recent Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plant and Equipment
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	A.	Operating Results
	B.	Liquidity and Capital Resources
	C.	Research and Development, Patents and Licenses, etc
	D.	Trend Information
	E.	Critical Accounting Policies
	F.	New Accounting Standards
	G.	Related Party Transactions
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A.	Directors and Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests of Experts and Counsel
ITEM 8.	FINANCIAL INFORMATION
	A.	Consolidated Statements and Other Financial Information
	B.	Significant Changes

i

ITEM 9.	THE OFFER AND LISTING
	A.	Offer and Listing Details
	B.	Plan of Distribution
	C.	Markets
	D.	Selling Shareholders
	E.	Dilution
	F.	Expenses on the Issue
ITEM 10.	ADDITIONAL INFORMATION
	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends and Paying Agents
	G.	Statements by Experts
	H.	Documents on Display
	I.	Subsidiary Information
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	RESERVED
PART III
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS
	A.	List of Financial Statements
	B.	List of Exhibits

ii

PRESENTATION OF FINANCIAL INFORMATION

        We changed our reporting currency from Belgian francs ("BEF") to Euros ("EUR") on January 1, 1999 and now publish our financial statements in Euros. In this annual report, references to "US$", "USD", "US dollars", "dollars" or "$" are to United States dollars. References to "Euro" or "EUR" are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union pursuant to the treaty establishing the European Economic Community, as amended from time to time.

CERTAIN TERMS AND CONVENTIONS

        Our ordinary shares, nominal value EUR 0.01 each, are traded in the United States in the form of American Depositary Shares, or ADSs, each representing the right to receive one ordinary share. The ADSs are quoted on the OTC Bulletin Board under the symbol "VIRGY" and are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement, as amended, with JPMorgan Chase Bank of New York, as depositary, and issued and delivered through its principal offices in New York at 60 Wall Street, New York, New York.

        Our ordinary shares are traded outside the United States in the form of International Depositary Shares, or IDSs, each representing the right to receive one ordinary share. The IDSs are listed on the Euronext Stock Market under the symbol "VIRE" and are evidenced by International Depositary Receipts, or IDRs, issued under a deposit agreement with Sogès-Fiducem, Brussels office, as depositary, and issued and delivered through its principal office in Brussels at 24 Avenue Marnix, B-1000, Brussels, Belgium. JPMorgan Chase Bank acts as custodian for Sogès-Fiducem in relation to ordinary shares, represented by IDSs (evidenced by IDRs).

        As used in this annual report, "Virgin Express Holdings", the "Company", "we", "us", "our" and similar terms mean Virgin Express Holdings PLC and its consolidated subsidiaries. The terms "Virgin Express", the "Virgin Group", the "Group" is used to refer to the operating subsidiaries, Virgin Express S.A./N.V. ("VE Belgium"), a company organized under the laws of Belgium, formerly named Eurobelgian Airlines S.A./N.V. ("EBA"), Virgin Express (Ireland) Limited ("VE Ireland"), a company organized under the laws of Ireland, Virgin Express Catering Services, formerly named Virgin Express Tax Free Shop N.V./S.A. ("Vcats"), and VEX Airlines (UK) Ltd. ("VE UK"), a company organized under the laws of England.

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, certain statements in "Operating and Financial Review and Prospects", "Information on the Company" and "Quantitative and Qualitative Disclosures about Market Risk" are forward-looking in nature.

        The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as "expect", "anticipate", "intend", "believe", "seek" and other similar expressions. Other forward-looking statements in this document may be implied but not stated. We cannot guarantee future results, levels of activity, performance or achievements.

        You should understand that the forward-looking statements made in this annual report are not assurances of results or values. These statements involve risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future. Many of the factors that will determine these results and values are beyond the ability of the Company to control or predict. You should not place undue reliance on the forward-looking statements made in this annual report.

        You should understand that various factors, in addition to those discussed elsewhere in this document under the caption "Risk Factors", could affect the results of the Company and could cause results to differ materially from those expressed in such forward-looking statements including but not limited to:

  •
  general economic conditions, including, in particular, economic conditions in Belgium and the other countries to which the Company flies;

  •
  the occurrence of a serious mishap involving one of the Company's aircraft;

  •
  the actions of existing competitors and the possible entry of other low-fare carriers into the Company's current and future markets;

  •
  significant changes in the price of fuel, the availability of aircraft or the EUR/$ exchange rate; and

  •
  the actions or decisions by regulators or changes in applicable laws or regulations (or interpretations thereof), including the laws and regulations governing the Company's right to service current and future markets.

In light of these risks and uncertainties, there can be no assurance that events anticipated by the forward-looking statements will, in fact, transpire.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

        Not applicable

ITEM 2. Offer Statistics and Expected Timetable

        Not applicable

ITEM 3. Key Information

A. Selected Financial Data

        In reading the financial information provided below, you should consider the following:

        In April 1996, Virgin Express Holdings acquired EBA, now VE Belgium, a Belgium-based airline formed in 1991, providing airline service from points in Europe since 1992. Concurrently, VE Belgium acquired Vcats, a company whose principal business was to provide and load catering on-board the aircraft and to sell duty-free goods on Virgin Express flights, and other airlines' flights. On April 18, 2000, VE Belgium sold approximately 49% of its shares in Vcats to Alpha Airport Holdings B.V.

        Except where otherwise noted, the following selected consolidated financial data are prepared in conformity with UK GAAP, and should be read in conjunction with, and are qualified in their entirety by reference to, the information set out in Item 5 "Operating and Financial Review and Prospects", and the consolidated financial statements and notes to those statements appearing elsewhere in this annual report. A detailed discussion of the principal differences between UK GAAP and US GAAP has been provided in note 36 of the notes to the consolidated financial statements. The Company has restated its consolidated financial statements into Euros using the fixed exchange rate of BEF40.3399 = EUR 1.00.

The selected data for all years presented has been derived
from the consolidated financial statements of the Company.

Years ended December 31,	1998	1999	2000	2001	2002
	(in EUR 000 except per share data)
INCOME STATEMENT DATA
Amounts in Conformity with UK GAAP
Revenues
Scheduled	162,011	182,609	204,590	181,713	203,613
Charter	83,253	95,507	72,039	9,366	11,469
Other operating revenue	14,236	12,366	13,239	21,043	12,241

Total Revenue	259,500	290,482	289,868	212,122	227,323
Operating Expenses
Flight operations	25,235	33,900	29,202	15,998	17,322
Aircraft fuel	24,547	29,031	53,275	26,235	25,319
Navigation and overflight costs	21,689	24,252	23,101	12,713	17,738
Maintenance	26,175	37,183	41,616	22,641	26,202
Aircraft rentals and insurance expense	65,447	62,632	90,439	56,074	45,693
Station operations	48,429	56,810	57,378	35,729	37,478
Passenger service	18,126	18,287	16,946	11,234	16,653
Sales & marketing	11,070	11,844	14,017	14,051	19,672
Depreciation & amortization	1,680	2,917	2,867	1,195	1,673
General & administrative	15,861	20,347	21,281	14,704	16,929
Stock awards	482	606	395	0.00	0.00

Total Operating Expenses	258,741	297,809	350,517	210,574	224,679
Operating Profit/(Loss)	759	(7,327)	(60,649)	1,549	2,644
Non-Operating Income/(Expenses)	408	2,255	(2,343)	(669)	(2,601)
Loss on closure of business unit	0.00	(446)	(2,403)	0.00	0.00

Profit/(Loss) Before Taxation	1,167	(5,518)	(65,395)	880	43
Profit/(Loss) After Taxation and Minority Interest	647	(5,672)	(65,200)	130	409
Profit/(Loss) per Share	0.13	(1.13)	(13.29)	0.03	0.08
Amounts in Conformity with US GAAP
Income/(Loss) before Taxation and Minority Interest (2)	(1,944)	(8,191)	(63,975)	(5,321)	(1,857)
Net Income/(Loss)	(2,464)	(8,345)	(63,780)	(6,070)	(1,491)
Net Profit/(Loss) per Share (1)	(0.48)	(1.67)	(13.00)	(1.24)	(0.31)

At December 31,	1998	1999	2000	2001	2002
	(in EUR 000)
BALANCE SHEET DATA
Amounts in Conformity with UK GAAP
Total Assets	91,139	94,989	84,689	73,690	81,522
Long Term Liabilities	(185)	(75)	(21,256)	(30,653)	(28,426)
Total Stockholders' Funds / (deficit)	37,930	26,884	(37,250)	(37,032)	(36,630)
Amounts in Conformity with US GAAP
Total Assets	135,358	136,535	124,002	110,456	116,388
Long Term Liabilities	(185)	(75)	(21,256)	(30,653)	(28,426)
Total Shareholders' Equity / (deficit)	82,149	68,430	5,045	(1,025)	(2,516)

(1)
Per share amounts are basic and diluted.

Selected Operating Data (1)

	1998	1999	2000	2001	2002
Scheduled Service (Euro cents/km)
Revenue Passenger Kilometers (RPKs)(000's)	1,979,025	2,250,546	2,465,247	2,076,928	2,672,136
Available Seat Kilometers (ASKs)(000's)	2,657,814	2,939,504	3,361,037	2,542,399	3,310,251
Load Factor	74.5%	76.6%	73.3%	81.7%	80.7%
Revenue per RPK (Euro cents)	8.19	8.11	8.30	8.75	7.62
Revenue per ASK (Euro cents)	6.10	6.21	6.09	7.15	6.15
Flights Flown	23,225	26,436	28,069	20,366	20,264
Passengers Flown	2,597,635	2,924,711	2,975,852	2,422,736	2,377,562
Charter Service (Euro cents/km)
RPKs (000's)	1,701,172	2,016,484	1,550,314	125,318	166,067
ASKs (000's)	2,067,817	2,343,651	1,786,609	196,405	229,219
Revenue per ASK (Euro cents)	4.03	4.08	4.03	4.77	5.00
Flights Flown	7,210	8,652	6,474	954	959
Passengers Flown	957,190	1,129,131	838,837	83,199	94,722
Total (Euro cents/km)
RPKs (000's)	3,680,197	4,267,030	4,015,561	2,202,246	2,838,203
ASKs (000's)	4,725,631	5,283,155	5,147,646	2,738,804	3,539,470
Revenue per RPK (Euro cents)(2)	7.05	6.81	7.22	9.63	8.01
Revenue per ASK (Euro cents)	5.49	5.50	5.63	7.75	6.42
Flights Flown	30,435	35,088	34,543	21,320	21,223
Average Flight Length (km)	929	1,054	988	863	1,112
Passengers Flown	3,554,825	4,053,842	3,814,689	2,505,935	2,472,284
Block Hours Flown	58,329	67,833	66,571	38,139	42,915
Fuel Gallons Consumed (000's)	43,300	51,616	49,132	26,288	31,907
US Cents per Gallon	63.20	63.64	99.25	87.42	75.99
Operating Cost/ASK (Euro cents)(3)	5.26	5.50	6.72	7.61	6.14

(1)
Revenue Passenger Kilometers, or RPKs, represent the aggregate number of kilometers flown by (i) Virgin Express passengers and (ii) seats sold under the code-share agreements. Available Seat Kilometers or ASKs represent the number of seats available for passengers multiplied by the number of kilometers those seats are flown. Load Factor represents the numbers of Revenue Passenger Kilometers divided by the Available Seat Kilometers. Flights Flown represents the total number of aircraft departures. Passengers Flown represents the total of (i) Virgin Express passengers on board for each flight segment and (ii) seats sold under the code-share agreements. Block Hours represents the time between aircraft gate departure and aircraft gate arrival. Total Revenue includes flight revenue and miscellaneous revenues from other sources.

(2)
Revenue per RPK and Revenue per ASK include flight revenue and other operating revenues.

(3)
Total Operating Cost/ASK exclude operating costs of Vcats (which includes cost of duty-free goods sold and general and administrative expenses).

Exchange Rates

        On January 1, 1999, the Third Stage of the Economic and Monetary Union ("EMU") came into effect and eleven member states of the European Union—Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain—introduced the Euro. The official conversion rates between the Euro and the participating nations' currencies were fixed permanently by the European Council as of December 31, 1998, with the participating national currencies to be removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coins. During the "transition period" from January 1, 1999 through December 31, 2001, public and private entities as well as individuals were permitted to pay for goods and services using checks, drafts or wire transfers denominated in Euros or the participating country's national currency. The BEF/EUR rate was fixed at 40.3399.

        The new European Central Bank ("ECB") controls monetary policy with respect to the Euro, and sets interest rate policy for and manages the foreign reserves of the member states. The ECB has set an objective to contain inflation and to adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment. The ECB has declared that it will not set an exchange rate target for the new currency.

        The Noon Buying Rate for the Euro designated by the ECB on June 20, 2003 (the latest practicable date) was $1.1655 = EUR 1.00.

        The following table sets forth the high and low cost of dollars based on exchange rates designated by the ECB for each month during the last six months preceding June 30, 2003, based on the Noon Buying Rate for dollars per EUR 1.00:

	High ($)	Low ($)
Month Ended December 2002	1.049	0.987
Month Ended January 2003	1.087	1.039
Month Ended February 2003	1.091	1.071
Month Ended March 2003	1.108	1.057
Month Ended April 2003	1.113	1.058
Month Ended May 2003	1.190	1.122

        The following table sets forth for the Company's two most recent fiscal years the average rates, period-end, and high and low Noon Buying Rates for the Euro designated by the ECB, calculated using the average of the exchange rates on the last day of each month during the period.

	Average Rate	End of Period
Year Ended December 31,
2001	$0.896	$0.881
2002	$0.946	$1.049

        Fluctuations in the EUR/$ exchange rate may affect the US dollar price of our ADSs traded on the OTC Bulletin Board in the United States as compared to the Euro price of our IDSs traded on the Euronext Stock Exchange.

        Our results of operations and financial condition can be significantly affected by changes in exchange rates between the Euro and the US dollar.

        A substantial amount of our expenses are denominated in US dollars whereas our revenues are principally denominated in Euros and non-participating European currencies. For the year ended December 31, 2002, approximately 40% of our expenses (principally aircraft lease payments, maintenance required under the leases, fuel and insurance) were denominated in US dollars. Also, we may hold US dollar financial assets from time to time. Accordingly, to the extent we do not advantageously hedge the fluctuations in the EUR/$ exchange rate, these fluctuations may have a significant effect on our operating results.

B. Capitalization and Indebtedness

        Not applicable

C. Reasons For the Offer and Use of Proceeds

        Not applicable

D. Risk Factors

        Our business entails significant risks, and an investment in our securities should be considered highly speculative. An investment in our securities should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of certain risks, which may adversely affect our business, our financial results, and the value of an investment in the Company.

        The risks described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial could also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

        This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including but not limited to the risks faced by us as described in this section and elsewhere in this document.

Risks Related to the Company

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In The Future

        We incurred net profits/(losses), in accordance with UK GAAP, of EUR (5.7 million), EUR (65.2 million), EUR 0.1 million and EUR 0.4 million for the years ended December 31, 1999, 2000, 2001 and 2002, respectively.

        We believe that our future results and success will depend in large part on our degree of success in achieving several key objectives, including the following:

  •
  continuing to reduce costs from flight operations, maintenance operations, station operations, general and administrative matters, and passenger services costs;

  •
  increasing our revenues from our scheduled service, and maintaining our profitable ad hoc charter services;

  •
  continuing to implement the restructuring of our revenue management department, and continuing our efforts in yield control;

  •
  further developing our Global Distribution Systems ("GDS") to enlarge our distribution markets, and to increase the visibility of Virgin Express products by travel agents; and

  •
  focusing on customer satisfaction with the quality and value of Virgin Express low-fare service.

        We cannot give assurance that we will be successful in achieving these objectives, and therefore we may have operating losses and negative cash flow in the future.

We Are Subject To A Regulatory Review Concerning Certain Contract Pilots

        Certain airlines in Belgium, including the Company, are currently subject to a review by the Belgian authorities, under the responsibility of an Investigating Judge, in respect of the applicability of Belgian labor and social security regulations to certain pilots who are hired under independent contractor arrangements. Although the Belgian authorities have not been in contact with the Company since April 2000, the final outcome in so far as it affects the Company is undecided.

        On February 21, 2000, the former Managing Director of the Company received a notice from the Investigating Judge pursuant to which, after eventual completion of the investigation, individuals may be summoned to appear before an Investigating Court with regard to the issues under investigation.

        In light of the above, the Company has made certain provisions for any social security contributions and personal income taxes which may eventually be found to be due and owing. The Company is of the opinion that an adverse outcome, if any, will not affect the financial position of the Company because of such provisions having been made. At the time of this filing, no claims have been made for any such contributions or taxes. Moreover, the Company intends to defend its position vigorously. Finally, the Company is of the view that it is presently in compliance with all currently applicable Belgian labor laws.

We Have Obtained A Substantial Loan From A Related Party And We Remain Dependant On The Financial Support Of Affiliates

        In September 2000, we obtained a US$25 million loan facility from Barfair Limited, a wholly-owned UK subsidiary of Virgin Group Investments Limited, which is the ultimate holding company of our principal shareholder. In March 2001, an amendment to the above-mentioned loan facility was signed by the parties, increasing the facility from US$25 million to US$32.5 million. On November 5, 2002, a variation agreement was signed by the parties, with effect from August 31, 2002, changing the currency of the facility from US dollars to Euros. As of December 31, 2002, the Company had used EUR 28.5 million of the total loan facility of EUR 32.995 million.

        On March 17, 2003, the facility was transferred to Virgin Sky Investments Ltd. ("VSIL"). Subject to completion of an ordinary share placing with VSIL and a rights offering to qualifying shareholders of the Company for EUR 35 million that is scheduled to close at the end of June 2003, it is planned that all principal and part of the accrued interest under the facility will be repaid in full, with the balance of the interest expected to be repaid later in 2003 through further refinancings.

        In support of its future funding needs, the Company has received from VSIL on June 13, 2003 a letter of support setting out VSIL's commitment to provide sufficient funding to the Company to enable it to meet its liabilities as they fall due, for at least until June 30, 2004.

        With a net equity below zero as of December 31, 2002, the Company is dependent upon the financial support of the Virgin Group or other external financial means to ensure the going concern status of the business as well as to provide for opportunities for growth.

We Face Substantial Competition

        Since we inaugurated scheduled service, the excess capacity on the Belgian market has lead competitors such as SNBA, the successor to Sabena, Alitalia, SAS and Iberia, among others, substantially to reduce their restricted fares to compete with the fares that we charge and fill this excess capacity. Our management believes that we can operate on our current routes at a lower cost than these larger air carriers.

        However, the resources of certain of our competitors are considerably greater than ours. If these competing carriers were to reduce their prices to levels at which we could not operate profitably, and were to maintain such reduced fares for an extended period, it is likely that some of our competitors could withstand sustained losses for a longer period of time than we. Although predatory pricing is illegal in the European Economic Area ("EEA"), there is no assurance that we could obtain sufficiently rapid or adequate redress under applicable laws.

        We also expect to face substantial competition from new carriers, possibly including other low-cost carriers. Other major airlines and tour operators, including Lufthansa and TUI, operate low-cost carriers in Europe. We are unable to predict whether other major airlines and tour operators may also establish low-cost carriers in Europe which would compete with us and, if so, to what extent it would affect us.

        During the past few years, Ryanair, an Irish-based low-fare carrier, has inaugurated new scheduled services out of Charleroi (Belgium) Airport. Ryanair is a successful low-cost carrier, primarily operating from the UK and Ireland, with its main hubs in Stansted and Dublin. Although Ryanair did not initially fly to the same destinations as Virgin Express, it has recently started to compete with us on four destinations (London, Barcelona, Milan and Rome). Although Ryanair services a different market, operating flights from and to secondary airports, which are in most cases located at greater distances from city centers than the airports at which Virgin Express operates, the Company management believes it could well become a serious threat in the near future.

We Are Exposed To Adverse Impacts From New Routes

        We intend to increase our route network. It is possible that we may face greater competition on some of these new routes than we currently face on our existing routes. In addition, we may find that our low-fare service does not gain market acceptance on our new routes. When we commence a new route, although the load factor may be fairly similar to that of existing routes, the average fare we are able to charge tends to be lower, particularly in the first months of operation, and advertising and promotion costs are usually higher, particularly if the destination is one not previously served by us. To the extent that we are unable to expand our route network successfully, our future revenue and earnings growth may be limited and our financial strength may be reduced.

We Have Important Relationships With Ex-Entities Of The Sabena Group, Which Filed For Bankruptcy On November 7, 2001

        Sabena Group was the primary contractor responsible for both the ground handling and the scheduled maintenance and repair of our aircraft. It was also our primary supplier of spare and replacement parts. The Sabena Group was formed from different entities, and thus the bankruptcy of Sabena Airlines did not necessarily result in the bankruptcy of all of its subsidiaries. The Company is no longer wholly dependent on the Sabena Group for its handling services or for its maintenance and repair delivery. The Company entered into a maintenance agreement for the engines of its aircraft with TAP Engineering, replacing Snecma Services Belgium (SSB), the former technical service arm for the engines of the Sabena Group which has since been taken over by the Snecma Group. The scheduled maintenance and repair and the supply of spare and replacement parts are provided by SN Technics, which currently remains under court-supervised administration. As expected, Sabena's ground handling activities were taken over by Eurohandling, a Spanish ground handling company which now operates under the name Belgian Ground Services.

We Are Dependent On Our Marketing

        Our success depends on our ability to market ourselves directly to consumers because our low-fares and associated low commissions may make certain travel agents less likely to recommend us to customers. However, in recent years, the public has increasingly accepted a low-fare concept, especially in the Belgian market since Sabena went bankrupt, and Virgin Express has proven able to deliver a "value-for-money" product. A related beneficial factor is the Company's recent On-Time Performance (flight departures with a delay of not more than 15 minutes), which has reached and exceeded 90% of its total flights.

        The Company must continuously profile itself to the marketplace, especially upon the launch of new routes. As a result, our advertising costs as a percentage of our total operating budget is relatively high. However, the effects of marketing on potential customers cannot be predicted. At present, although we believe we have significant name recognition in Belgium, we also believe we are less well known to travel agents and consumers elsewhere in Europe.

We Are Facing Additional Capital Resources And Financing Needs

        We expect to have substantial cash needs, including cash required to fund:

  •
  increases in accounts receivable;

  •
  prepaid expenses;

  •
  prepaid maintenance;

  •
  aircraft security deposits;

  •
  potential operating losses on current routes; and

  •
  hedging contracts.

We Are Dependent Upon Our Suppliers

        We have entered into agreements with contractors to provide facilities and services required for our operations, including:

  •
  aircraft maintenance;

  •
  ground handling;

  •
  reservation systems;

  •
  personnel training; and

  •
  revenue management services.

        We expect to be dependent on such agreements for the foreseeable future and if we enter in any new market, we will need to have similar agreements in place.

        We rely upon independent contractors to provide us essential services which gives us greater flexibility and allows us to take advantage of third-party expertise. However, to some extent, the quality, efficiency and timeliness of contract performance is beyond our direct control. We do have employees with technical backgrounds who monitor invoices and maintenance documentation, but we have little direct control of, and exercise no direct supervision over, the day-to-day activities of maintenance, ground and baggage handling contractors. Although we choose our ground, baggage handling and maintenance contractors carefully, a contractor's negligent or grossly negligent act could compromise a Virgin Express aircraft or endanger its passengers and crew. This could have a material adverse effect on the Company.

We Have Limited Access To Other Airports

        The limited number of slots available at many popular airports is a principal limitation to their access. A slot is an authorization given by an airport operator to take off or land at the particular airport during a specified time period. Our ability to add additional routes and/or flights to our existing schedule is constrained, in part, by the availability of slots at airports. While we believe that our present access to slots is adequate for our current needs, we cannot assure that we will be able to alter the times of our existing slots or obtain such additional slots as are necessary to pursue our growth plan.

We Are Exposed To Increases In Landing Charges And Potential Problems With Airport Access

        Airport charges represent a significant operating cost for us (3% of total operating costs over the last three years). Any substantial increase in such charges could have a material adverse impact on results of operations. There can be no assurance that the airports used by us will not impose, or increase, airport charges on us in the future.

        Access to some congested European airports is regulated by a system of historical precedence in relation to slot allocation. A number of airports that we serve (and which we plan to serve in the future) are capacity constrained to some degree and there is no assurance that we will be able to obtain a sufficient number of slots at airports to expand our services as we are proposing to do. It is possible that airports not currently capacity constrained may become so in the future. In addition, an airline must use its slots at the most capacity constrained airports on a regular and timely basis or risk having those slots re-allocated to others. Where slots are not available, their availability is restricted, or we cannot use them on a regular and timely basis, we may have to amend schedules or reduce aircraft utilization. Either alternative could have an adverse financial impact on us.

        Some of the airports to which we fly operate various restrictions, including limits on aircraft noise levels, limits on a number of average daily departures and runway restriction curfews. Such restrictions may limit our ability to continue to provide or to increase services at such airports. In addition, there is no assurance that airports at which there are no such restrictions may not implement some or all of these restrictions in the future or that, where such restrictions exist, they will not become more onerous.

We May Be Exposed To An Increase In Government Taxes

        Airport taxes are levied as a fixed taxation on the sale of airline seats in many of the countries in which we operate. If there is an increase in taxation on seat sales or on aircraft fuel which cannot be passed on to passengers, this could adversely affect our operations. In addition, other countries (such as the United Kingdom and Germany) have threatened either to levy airport taxes or to increase them. An increase in taxes may lead us to lose customers who are highly sensitive to increases in ticket prices. In addition, since our fares are often lower than those of other airlines, increases in taxes which are not proportionate to ticket prices would have a larger proportionate effect on our fares than on those of our competitors. This could adversely affect our business.

We May Be Exposed To The Imposition By Airports Of Noise Surcharges

        All of our aircraft are certified under ICAO standards. The present standards are divided into two chapters: Chapter 2 aircraft (aircraft which met the standard before the noise standard was reinforced) and Chapter 3 aircraft (aircraft which meet the most stringent standard after the noise standard reinforcement). All of our aircraft fully comply with the Chapter 3 standard.

        Chapter 4 standards will be introduced during 2006, but no aircraft which is currently type-certificated is required to meet these new requirements.

        In the case of Chapter 3 aircraft, the ICAO Assembly of 2001 urged countries not to introduce any operating restrictions at any airport on Chapter 3 aircraft before fully assessing available measures to address the noise situation at the airport concerned. In the future, some airports may impose noise surcharges or restrict night-time operations. Either action could adversely affect Virgin Express NV/SA's profitability.

We May Suffer Disruption To Surface Access At Our Base Airports

        The effectiveness of all airports partially depends on maintaining the surface access links that permit passengers to reach the airport. Our business could therefore be seriously affected should these be disrupted.

We Are Dependent Upon Key Personnel

        Our success is highly dependent on our ability to retain our management team, including the continued service of our senior executives, composed of our Chairman of the Board of Directors David Hoare, our Managing Director Neil Burrows, our director of flight operations Allan Blake, our technical director Lode Ketele, our commercial director Paul Sies, our chief financial officer Sang-Chul Mathot, our director of human resources Katya Sokolsky, and our legal counsel Caroline Suy.

        It is also essential for us to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on the Company. Although certain other employees have employment contracts relating to key positions in the Company, and although they hold options to purchase a number of our shares, we cannot assure that they will remain with us in future.

We Are Dependent Upon Our EEA Operating License

        In order to maintain a European Economic Area ("EEA") operating license, an air carrier must be majority owned and effectively controlled by EEA member states or EEA nationals. The civil aviation authority of the country in which such air carrier is based is the competent body making this determination. We maintain operating licenses in Belgium, through the Belgian Civil Aviation Authority ("BCAA").

        To satisfy the majority ownership requirement established by the European Community, EEA nationals or EEA member states must own at least 50% plus one share of equity capital. VE Belgium is at least 50% plus one share indirectly owned by a series of Channel Island trusts of which Richard Branson, his immediate family and certain other individuals are the principal beneficiaries. All of these beneficiaries are EEA nationals.

        Although the Channel Islands (where the Trusts are administered) and the British Virgin Islands (the country of incorporation of VGIL, the Company's ultimate parent, as shown below in the Item 4.C. Organizational Structure) are not part of the EEA, we believe that the EEA ownership requirement is satisfied since the principal beneficiaries of the Trusts are EEA nationals and their trustees are EEA nationals (by virtue of their being themselves, majority owned and effectively controlled by EEA nationals). The Civil Aviation Authorities have not objected to this ownership and we have not received any indication that the European Commission intended to conduct any investigation. However, Belgian law is not familiar with the concept of a trust, with its separation of legal from beneficial ownership, and it may not recognize whether the use of a trust in this instance is contrary to Belgian public policy. There can be no assurance that the BCAA (Belgian Cockpit Association) will not object to the presence in the ownership structure of VGIL or the Channel Islands Trusts, which could adversely affect us.

Publicity About The Virgin Brand Name Or Richard Branson Could Affect Our Prospects

        We believe that our market position has been enhanced through:

  •
  our affiliation with the "Virgin" brand name and signature logo; and

  •
  Richard Branson, who is one of the principal beneficiaries of most of the Trusts which ultimately control our shares.

        Any negative publicity affecting businesses which also carry the Virgin name (and, in particular, accidents or issues relating to safety) or Richard Branson could have a material adverse effect on the Company.

We Do Not Own And Could Lose The Virgin Brand, Trade Mark Or Domain Name

        Although a feature of our success is the Virgin brand, trade mark and domain name, we do not own them. Instead, we license them from Virgin Enterprises Limited ("VEL"). The license imposes duties on us to maintain high standards in our use of these rights. If we misuse any of them and do not remedy the resulting breach of the license agreement, we may lose our rights to use the Virgin brand, trade mark and domain name. In addition, the license automatically terminates in the event that we suffer an insolvency event. Finally, if we materially breach any of the terms of the license and fail to remedy such breach within 30 days of notification by VEL, our right to use the Virgin brand, trade mark and domain name could be terminated.

        A loss of the license by us could substantially and adversely affect our results, financial condition and business. We rely heavily on VEL to apply for further trade marks, maintain trade mark registrations and take action against third party infringements. There can be no assurance that VEL will take adequate steps to enforce the use of the Virgin brand, trade mark or domain name or that it will be able to prevent the use by third parties of the Virgin brand, trade mark or domain name.

We Are Exposed To Disruptions To Business Systems

        Our ability to receive and process seat purchases, manage reservations and our network, and engage in other critical business tasks depends on the efficient and uninterrupted operation of our computer and communications systems. Our web server is currently still maintained at the VE Belgium premises, but contingency plans are being developed to move it to an external location in case of emergency. The systems are vulnerable to damage, power loss, computer viruses, third-party disruptions, fire and similar events. However, the systems are backed up every night and VE Belgium has installed a new reservations system that is hosted in a secure data center in the BT Tower in London. This hosted reservation system foresees contingency planning that enables the system to be back on line within a maximum of eight hours following a major event of damage. However, any significant disruption to VE Belgium's systems would damage our ability to efficiently carry on our business. While VE Belgium is in the process of further developing business continuity plans to cover all of our major systems and disruption risks, a comprehensive plan is not yet in place.

Currency Fluctuations May Affect Our Results

        Currency fluctuations and changes in exchange rates, particularly between the Euro and the US dollar, can significantly affect our results of operations and financial condition. Exchange rate fluctuations may have a substantial impact on the amount of expenses recorded in our profit and loss account. For the year ended December 31, 2002, approximately 40% of our expenses (principally aircraft lease payments, maintenance reserves required under the leases and other aircraft maintenance charges such as spare parts and replacement parts, fuel and insurance) were denominated in US dollars. Our revenues are generated primarily in Euros, with lesser amounts in other European currencies not linked to the Euro. As a result, our overall cost structure is greatly affected by changes in the exchange rate between the Euro and the US dollar.

        Although the Company collects revenues denominated in a variety of European currencies from ticket sales in such countries, it does not engage in any significant hedging transactions with respect to European currencies.

Employee Relations

        We believe that we have currently lower unit costs than many established airlines, principally due to:

  •
  our cost-reduction innovations;

  •
  efficient employee utilization; and

  •
  utilization of outside personnel.

        Our employees are represented by a collective bargaining unit and they have representatives on a workers' council. We cannot assure that we will continue to realize advantages over established airlines, since our employees may, in the future, make new employee compensation or working condition demands that would increase operating expenses.

We Are Exposed To Limitation On Pilot and Cabin Crew Working Hours

        BCAA regulations limit the number of hours pilots and cabin crew are allowed to work. Should more stringent regulations be introduced by the BCAA or the Joint Aviation Authorities, we could be required to hire additional flight personnel. Any shortage of skilled staff or the increased cost of obtaining such staff could have a material adverse effect on us.

We May Suffer From Trade Union Or Employee Action

        We use certain suppliers where a part of the staff is represented by trade unions. Should the relevant unions elect to strike or take other collective action, for whatever reason, the reliability of our operations could be compromised for extended periods of time. This would have an adverse impact on both customer loyalty and operational and financial performance. Furthermore, we could also suffer from employee action from within VE Belgium. Although we believe employee relations are generally good, there is no guarantee that this will continue to be the case.

The International Nature Of Our Operations Exposes Us To Certain Risks

        As an international airline, our business faces various risks beyond our control. These risks include:

  •
  instability of foreign economies and governments;

  •
  hostilities or terrorism or the threat thereof; and

  •
  changes in laws and policies affecting international air travel and fluctuations in exchange rates.

        We could suffer from any general reduction in airline passenger traffic as a result of such risks, and there can be no assurance that we will not experience material adverse developments with respect to our foreign operations.

We Are Dependent On Our Aircraft Leases

        We lease all of our aircraft under operating leases with a current average term to expiration of approximately four years. The leases involve substantial rental payments over the lease terms and we cannot generally terminate them without significant penalties. If we lease additional aircraft to service flights or routes and we subsequently discontinue or reduce these services, we cannot be certain of our ability to dispose of such aircraft on satisfactory terms or use them effectively on other routes which we serve.

        In addition, upon the expiration of our existing leases, we may have to enter into new or extended leases at materially higher rates.

We Are Exposed To Potential Problems With The Boeing 737

        During the operational life of the 737 fleet worldwide there have been a number of reports of rudder malfunction and two crashes in the early 1990's, which were possibly caused by rudder malfunction. As a result of extensive analysis and research by regulators and the manufacturer, Boeing, a number of modifications were recommended. The US regulator (Federal Aviation Administration) issued a schedule with due dates for every recommended modification in order to allow Boeing the time to produce and supply, to the aircraft operators, the necessary hardware needed to incorporate the said modifications.

        All of our 737-300 and 400 aircraft incorporate the modifications for which the hardware has been released by Boeing. We will continue our policy of incorporating any further recommendations prior to the regulator's due date for such incorporation. The modifications to the rudder control system will make the excellent safety record of the Boeing 737 even safer (the 737 has one of the best safety records in commercial aviation history). Despite these modifications, there can be no assurance that a material rudder malfunction or related problem will not occur on one of our 737-300s or 400s. Although our standardization of aircraft provides us with what we believe are many advantages, this standardization does increase our exposure to risks flowing from design or systemic manufacturing defects of the Boeing 737 series.

We Have A Limited Number Of Aircraft, Aircraft Types and Routes

        As of December 31, 2002, our fleet consisted of 15 aircraft, of which 7 were Boeing 737-300s and 8 were Boeing 737-400s. We can generally obtain temporary, replacement aircraft on short notice from other carriers, if we need to remove aircraft from scheduled or ad hoc charter service for unscheduled maintenance, repairs, safety, or other reasons. If we are unable to obtain replacement aircraft for any reason, an interruption in service could materially adversely affect our reputation and profitability.

        The limited number of aircraft and routes involve financial risks not present for larger carriers that are able to spread their operating costs over more equipment and routes.

We Have A High Aircraft Utilization Rate Making Us Vulnerable To Delays

        We have and aim to maintain a high aircraft utilization rate. This is achieved, in part, by reducing turnaround times at airports, by flying for more hours in an average day and by reducing the amount of time during which spare aircraft are available for backup. Notwithstanding the continuous improvement in our on-time performance (69% in 2000, 76% in 2001 and exceeding 90% in 2002), we are, given our high utilization rate, exposed to delays resulting from factors such as: air traffic control, ground handling, air traffic or airport congestion, weather, acts of third parties upon which we rely, maintenance and technical issues and other factors. Significant delays in our provision of services, especially if repeated on multiple occasions, could damage our reputation and materially and adversely affect our business, financial condition and results from operations. Adverse effects may be further exacerbated to the extent that we would decide, through obligation or choice, to make refunds and provide assistance to passengers due to flight delays. The levels of compensation provided for in the current proposal for an EU Regulation establishing "common rules on compensation and assistance to air passengers in the event of denied boarding and cancellation or long delay of flights" go as far as EUR 600 per passenger without any relation to the price paid per ticket. In addition, our expansion of our network to new destinations could be disruptive to our overall schedule since such expansion increases our exposure to congested airports or air traffic. Such disruption could adversely affect our results from existing operations, hamper our expansion efforts, or both.

We May Suffer From The Termination Of The SNBA Code-Share Agreement

        The code-share agreement with SNBA (SN Brussels Airlines) was terminated on March 29, 2003. In 2002, the agreement represented approximately 15% of the gross revenue of Virgin Express NV/SA. There is a risk that due to the competitive reactions of SNBA and/or other carriers, we will not fill this gap and may suffer severe losses for a period of time until the market environment improves or capacity is further rationalized in the intervening period.

Risks Related To The Airline Industry

We Are At Risk Of Over-Capacity In The Market Due To The Threat of Further Terrorist Attacks, War Risk, The SARs Virus And Economic Downturn

        War with Iraq, the Severe Acute Respiratory Syndrome Virus (SARs) and the continuation of an economic downturn has increased pressure on passenger flows and average fares during the last quarter of 2002 and the first quarter of 2003. Although our business model has been seen to be sustainable in creating passenger numbers and fulfilling revenue needs there is an increasing pressure on average fares. In particular, the market share of competitors has dropped substantially, provoking severe competitive reactions. This has caused the average fares to decrease network wide in the first quarter of 2003. Although April and May 2003 shows an improvement in average fares and passenger numbers have been up substantially, it is still too early to calculate the full impact of the weak first quarter on the second an third quarter 2003. However, forward bookings have been affected and it is difficult to predict the recovery of this downturn.

        In addition, the terrorist attacks of September 11, 2001 in the United States of America involving commercial aircraft adversely affected our financial condition and results of operations and prospects in the last quarter of 2001, and the first quarter of 2002, and the airline industry generally. This impact continues, although mitigated somewhat by increased traffic and our cost-cutting measures. Moreover, additional terrorist attacks or war close to Europe, or the fear of such attacks or war, even if not directly involving the airline industry, could further negatively impact us and the airline industry.

        Among the effects we experienced following the September 11, 2001 terrorist attacks were significantly increased security, insurance and other costs, one-off refunds, significantly reduced load factors, and significantly reduced yields. If terrorist attacks were to occur in Europe using commercial aircraft, they could result in a grounding of our fleet, and may result in significant reductions in load factor and yields, along with increased ticket refunds and security, insurance and other costs. In addition, terrorist attacks not involving commercial aircraft, or other world events, could result in decreased load factors and yields for airlines, including us, and could also result in increased costs, especially fuel costs. The Company hedged a significant increase in fuel costs for approximately 40% of our projected 2003 fuel requirements. Premiums for aviation insurance have also increased substantially, and could escalate further, or certain aviation insurance could be discontinued or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact our operations or costs.

We Are A Relatively Small Airline In A Competitive Environment

        We face, and will continue to face, substantial competition from other well-established airlines which presently also serve our routes, are larger and have substantially greater name recognition and resources than we do.

        The intensity of the competition varies from route to route and depends upon:

  •
  the number and nature of the competitors and in particular whether or not they are state-owned or state-supported;

  •
  customer demand; and

  •
  the regulatory environment.

        The airline industry is highly competitive and susceptible to price discounting. Carriers use discount fares to stimulate traffic during periods of slack demand, to generate cash flow and to increase market share. Some of our competitors have substantially greater financial resources or lower cost structures than we do.

        Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other factors, the state of the global economy, domestic and international events, airline capacity and pricing actions taken by carriers.

        In the European Union, measures have been adopted to create an internal market for air transportation. These measures include a liberal pricing regime, free access to all international routes within the European Union for airlines and a carrier licensing procedure. Full and free access to routes wholly within each member state became available as of April 1, 1997. The more liberal regime for air services also applies to the EEA.

        Although we believe that we received benefits from these measures, the liberalization of the air services regime within the EEA (within which all of our scheduled flights currently operate) has led to an increase in the number of competitors in the industry. Some of these competitors have low cost structures similar to ours.

        Competition from established and new carriers has led to a general reduction in the level of air fares in certain market segments of the industry. We expect to face substantial competition from:

  •
  established and new carriers;

  •
  other low-cost carriers; and

  •
  ground transportation alternatives.

We Are Subject To The Cyclical Nature Of Airline Industry And Its Seasonality

        The airline industry is highly sensitive to general economic conditions. Since a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns. As a result, the European airline industry suffered unprecedented losses from 1990 through 1993 and poor financial performance in 1994, 2001 and 2002. We may be adversely affected by any future general reduction in airline passenger traffic.

        In addition, the airline industry tends to be seasonal in nature. Demand for scheduled service is greater during the summer months than during winter months.

Our Operations Are Affected By The Volatility Of Aircraft Fuel Prices

        Fuel costs constitute a significant portion of our operating costs and represented approximately 11% of our operating costs during 2002. We cannot predict the future cost and availability of fuel. These elements are beyond our control and subject to many economic and political factors and events occurring throughout the world. A disruption of oil imports could result in a fuel shortage and result in higher fuel prices or curtailment of scheduled service.

        We have entered into forward purchase and other contracts to hedge certain fuel purchase commitments, but there can be no assurance that such contracts will be adequate to protect us from significant increases in the price of fuel in the near or longer term. Approximately 40% of our anticipated fuel needs to perform the current route schedule for the year 2003 are hedged. The extent of fuel hedging within the aviation industry is estimated to range from 40% to 70% of annual needs. Air carriers that are larger and better capitalized than we may be in a better position to absorb increases in fuel prices than the Company. However, depending on future trading conditions and further opportunities, management might consider entering into more forward fuel purchases.

High Fixed Cost And Low Margin Business May Limit Our Growth

        The airline industry is characterized by low gross profit margins and high fixed costs. The expenses of each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in the pricing or traffic mix could have a significant effect on operating and financial results. Accordingly, a minor shortfall from expected revenue levels could have a material adverse effect on our growth or financial performance.

Risks Related To Legal And Regulatory Matters

We Are Subject To European Competition Laws

        Competition laws in the relevant European Union member states as well as European Community competition rules prohibit anti-competitive agreements unless an exemption is obtained, either individually or by means of a block exemption. Such laws also prohibit abuses of power.

        We have not applied for any exemption under European Community Law or any European Union member state's competition law in respect of any of our activities. However, third parties might seek to challenge the Commercial Agreements that we have with Malmö Aviation on the Scandinavian routes and with VLM on the London route, with any airport operators or our trademark licensing agreements. In addition, competition regulators could investigate these agreements if they believe them or their application to be anti-competitive. Such action could result in payment of damages to any third-party suffering a loss, invalidation of a part or all of any of the agreements or the imposition of fines.

The Airline Industry Is Subject To Government Regulations

        The European airline industry has traditionally been highly regulated, both at the national level and at the level of the European Union. Recent significant changes have been introduced into the European Union which, by extension, also apply to the EEA, comprising the 15 European Union Member States plus Norway, Iceland and Liechtenstein.

        In 1993, the adoption of the Third Liberalization Package effectively created a single market for air travel within the EEA. The most significant regulatory regimes at present affecting the European airline industry are:

  •
  regulations governing the right to fly;

  •
  licensing requirements; and

  •
  regulations governing competition in the airline industry.

        We believe that we comply with all existing rules and regulations in all material respects. However, we cannot give assurances about:

  •
  our future ability to comply with all present and future rules and regulations; or

  •
  the cost of continued compliance and its effect on our operating results.

Our Right To Fly Outside Of The EEA May Be Affected

        Generally, bilateral air services agreements between Belgium and non-EEA destinations require carriers operating from Belgium to be substantially owned and effectively controlled by Belgian nationals.

        VE Belgium is licensed in Belgium, but is not owned and controlled by nationals of Belgium. As a result, Virgin Express may not have the right to be designated to operate such routes. However, during 2002, VE Belgium applied for and received a license to fly to and from Switzerland until August, 18, 2007.

Risks Associated With Our Ordinary Shares And ADSs

EEA Ownership Requirements May Limit Your Ability To Dispose Of Our Shares

        An EEA member state may only permit an air carrier to operate airline services if the majority of its share capital is owned, and the carrier is effectively controlled, by member states of the EEA or their nationals. The carrier must be able to prove this at any time. Failure to do so may result in withdrawal of the carrier's operating license.

        Accordingly, our articles of association provide that the directors may specify the maximum proportion of our issued share capital which may be ultimately owned and controlled by non-EEA nationals. That proportion also includes any ordinary share, IDS or ADS and is currently set at 45%. In many instances, we have no knowledge of the nationality of the ultimate owner of such shares.

        Where this threshold is exceeded, any holder of ordinary shares, IDRs or ADRs who is not a national of the EEA or whose nationality is not known may receive a notice temporarily disenfranchising the relevant shares and requiring a sale or other transfer thereof to be made within 21 days.

        There are several ways to comply with these requirements:

  •
  the directors can force the holder of the shares to sell them;

  •
  the directors can refuse to register any transfer of shares which could cause the permitted maximum to be exceeded;

  •
  under the Deposit Agreements we can order the Depositaries to refuse to effect a transfer of IDRs or ADRs if it would cause the permitted maximum to be exceeded; or

  •
  we can require holders of IDRs and ADRs to deliver their securities to us for cancellation and to submit to the disenfranchisement or mandatory sale of the shares relating thereto.

        These powers may limit the ability of an owner of ordinary shares, IDSs or ADSs to dispose of such ordinary shares, IDSs or ADSs as they wish.

Our ADSs Are Quoted On The OTC Bulletin Board Market Maker Quotation System

        Following our initial public offering in 1997, our ADSs traded on the NASDAQ National Market. On February 14, 2002, the Company received a letter from the NASDAQ stating that Virgin Express no longer met certain listing maintenance requirements of the NASDAQ National Market. The Company therefore elected to transfer its listing to another trading facility, and we applied to change our listing from the NASDAQ National Market to the OTC Bulletin Board market maker quotation system. The change became effective on June 28, 2002. Virgin Express remains quoted on the Euronext Stock Market.

        There is no assurance that a liquid market for our ADSs in the United States will be developed or sustained. The lack of a liquid market in the United States for our ADSs could have a negative impact on the ability of investors to buy and sell our ADSs and on the value of such ADSs.

The Price Of Our ADSs May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

        The trading price of the ADSs may be highly volatile and subject to wide fluctuations in response to many factors, such as the actual or anticipated variations in our quarterly operating results and announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or the introduction of new services by us. Some of these factors are subject to our control and discretion and will exist throughout the life of the Company. In addition, changes in financial estimates by securities analysts, long-term conditions or trends in the airlines industry and changes in the market valuations of other airline companies, all of which are conditions beyond our control, may have an impact on the price of our ADS in the near and long term.

        Further, the stock markets in general, and the markets for airline companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially and adversely affect the market price of our ADSs regardless of our operating performance.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Recent Development of the Company

General

        Virgin Express Holdings PLC is a holding company organized under the laws of England and Wales. Its principal executive offices are located at 120 Campden Hill Road, London, W8 7AR, England. Telephone: (44) (207) 313-2000.

        Virgin Express was founded in 1992 by the City Hotels Group as Eurobelgian Airlines S.A./N.V. Historically, the airline was primarily a charter carrier. Its first scheduled flights were flown in November 1994.

        After the acquisition of EBA by the Virgin Group on April 23, 1996, the airline was renamed Virgin Express. VE Ireland, incorporated in Ireland on September 10, 1998, is also a wholly-owned subsidiary of the Company. In 2001, the operations of this subsidiary were discontinued as part of a restructuring program.

        The Company operates one of Europe's leading low-fare, scheduled airlines, providing short- to medium-haul jet service to markets principally within continental Europe from the Company's base in Brussels.

        As measured by departures, the Company is the second largest scheduled jet carrier in Brussels after Delta Air Transport also known as DAT which has been renamed SN Brussels Airlines, which had been the short-haul operator of the now-bankrupt Sabena, the former Belgian national carrier.

        The Company currently provides services between Brussels and 17 European cities, including 8 European capitals—Amsterdam, Athens, Copenhagen, Lisbon, London-City, Madrid, Rome and Stockholm as well as 9 other major European cities, including Barcelona, Bordeaux, Faro, Geneva, Gothenburg, Malaga, Milan-Linate, Nice and Palma de Mallorca. Within these 17 routes, the flights to Bordeaux, Palma de Mallorca and between Rome and Amsterdam are new routes that started operations on 30th March 2003. See "Business Overview"—"The Company's Route Network". In April 2000, the Company announced that it had decided to focus its service on its core market of scheduled business and has ceased time-charter business activities as of November 1, 2000. As of December 31, 2002, the Company had a fleet of 15 aircraft, of which 7 were Boeing 737-300 and 8 were 737-400 aircraft, under operating leases with an approximate average remaining lease term of four years.

The European Air Transportation Market

        The European airline industry has traditionally been highly regulated at the national level and, increasingly, by the European Union ("EU"). In recent years, significant changes have been introduced by the EU which, by extension, also apply to the European Economic Area ("EEA"), which is comprised of the 15 EU Member States plus Norway, Iceland and Liechtenstein. The process of liberalizing the air transportation industry within the EEA, which began in 1987, culminated with the adoption on January 1, 1993, of the Third Liberalization Package (the "Third Package"), which effectively created a single market for air travel within the EEA.

        As a result of the Third Package, airlines licensed by any EEA Member State, including the Company, now have free access to all international routes (subject to certain limited technical exceptions) within the EEA, and capacity restrictions on such routes are no longer permissible. Since April 1, 1997, airlines licensed in any EEA country have been able to operate domestic flights entirely within any other EEA Member State. Consequently, the Company is now able to fly anywhere in the EEA (charter or scheduled) without requiring any governmental or other consent to fly a particular route or charter service, subject to its retaining an operating license from an EEA Member State.

        The Company believes that deregulation of the airline industry within the EEA has created opportunities for low-cost carriers in many travel markets in Europe. In addition, the Company believes that European travelers—including a portion of the business traveler market—have become increasingly value conscious and are therefore increasingly likely to choose a low-fare carrier such as Virgin Express.

Recent Changes

Disposition Of Material Assets

Discontinuation of VE Ireland

        In December 2000, the Company announced the cessation of the operations of VE Ireland as part of the restructuring process. The Company withdrew from loss-making routes, and discontinued operations from the Shannon base of VE Ireland. The Shannon and Berlin routes were discontinued as of January 15, 2001, and the London (Gatwick) route was operated until April, 2001.

Sale of Virgin Express Tax Free Shop, Now Virgin Express Catering Services ("Vcats")

        On April 18, 2000, Virgin Express sold approximately 49% of its shares in Vcats to Alpha Airport Holdings B.V., and subsequently, VE Belgium and VE Ireland entered into an in-flight catering and retail agreement (hereinafter "The Concession Agreement") with Vcats. Starting on May 1, 2000, the Concession Agreement is initially for five years with a further two-year option. This joint venture gives Alpha the opportunity to deliver expansion in support of its European growth strategy with an exclusive contract to provide catering and in-flight retail products for Virgin Express.

        Alpha Airport Holdings B.V. is a division of Alpha Airports Group Plc. that provides airline catering from 31 flight kitchens at 27 airports in 5 countries.

Material Changes In The Mode Of Conducting Business

Charter Activities

        In order to continue the process of simplifying its business, the Company has taken further steps to focus its attention on its core-scheduled business. As of November 2000, the Company discontinued its time-charter business and has not renewed its contract with NUR Touristic Group. However, the Company is continuing its activity in the ad hoc charter market where management considers that appropriate profits can be made. In 2002, ad hoc charter revenue accounted for approximately 5% of the Company's total revenue.

Restructuring of the Commercial Department

        The world of sales and marketing is changing rapidly in the aviation industry with advances in technology and alterations in consumer travel and booking patterns. The growth in internet usage has increased significantly to the point where VE Belgium is now reported to be the number one internet retailer in Belgium by revenue. In order to capitalize on these challenges, the Company changed the structure of the its commercial department. Specifically, the commercial department has been split into two divisions: Sales & Marketing and Planning & Strategy. These two separate divisions are controlled by the Commercial Director, Mr. Paul Sies.

Material Changes In The Types Of Services Rendered

Galileo, Sabre, Worldspan and Amadeus Distribution Agreements

        These agreements are discussed in the next section of this annual report, Business Overview under "Virgin Express Scheduled Services"—"Reservations System".

B. Business Overview

Nature Of The Company's Operations And Principal Activities

Charter Service

        Although the Company originally began its operations in 1992 by providing exclusively charter service and only began scheduled service in 1994, it is shifting its emphasis from charter service towards scheduled service in order to take better advantage of the 1993 deregulation of scheduled airline transportation within the EU.

        In order to continue the process of simplifying its business, the Company decided to focus its attention on its core business of providing low-fare scheduled services. In October 2000, the Company ceased all time charter activities and did not renew its contract with NUR Touristic Group. However, the Company seeks to maintain its ad hoc charter operations to the extent that such operations can contribute to the efficiency and profitability of its scheduled service. Ad hoc charter revenue accounted for approximately 5% of the Company's total revenue for the years 2002 and 2001.

The Company's Route Network

        Currently, the Company's route system includes 16 European cities from Brussels—seven European capitals—Athens, Copenhagen, Lisbon, London-City, Madrid, Rome and Stockholm-Bromma—and also Barcelona, Bordeaux, Faro, Geneva, Gothenburg, Malaga, Milan-Linate, Nice and Palma de Mallorca. Virgin Express also operates a daily rotation between Rome and Amsterdam.

        The following table sets forth certain information with respect to the Company's system of direct, scheduled flights, based upon the Company's schedule in effect as of March 30, 2003 (the start of the IATA summer 2003.

Point-to-Point Routes		Flight Duration	Distance (km)	Date Service Commenced	Flights Scheduled Per Week Summer 2002	Flights Scheduled Per Week Summer 2003
Brussels-London-City	(1)	1 hr 10	316	Mar. 2003	0	24
Brussels-Barcelona	(4)	2 hr 10	1,080	Nov. 1994	35	28
Brussels-Madrid	(4)	2 hr 25	1,313	May 1995	31	20
Brussels-Nice	(4)	1 hr 50	830	Apr. 1996	24	15
Brussels-Copenhagen	(2)	1 hr 40	756	Sept. 1996	26	16
Brussels-Milan (Linate)		1 hr 35	925	Dec. 1995	12	12
Brussels-Malaga		2 hr 50	1,735	Dec. 2000	17	21
Brussels-Faro		3 hr 05	1,830	Oct. 2001	4	5
Brussels-Geneva		1 hr 15	531	Nov. 2001	12	12
Brussels-Gothenburg	(3)	1 hr 40	898	Nov. 2001	17	12
Brussels-Rome (Fumicino)	(4)	2 hr 10	1,170	Mar. 1997	35	28
Brussels-Stockholm (Arlanda/Bromma)	(3)	2 hr 15	1,265	Nov. 2001	23	17
Brussels-Athens		3 hr 25	2,084	Mar. 2002	8	14
Brussels-Lisbon		2 hr 55	1,717	Mar. 2002	7	14
Brussels-Bordeaux		1 hr 15	731	Mar. 2003	0	7
Brussels-Palma de Majorca		1 hr 54	1,268	Mar. 2003	0	6
Amsterdam-Rome (Fumicino)	(5)	2 hr 50	1,420	Mar. 2003	0	7

					251	258

(1)
Operated by VLM under code-share agreement with Virgin Express N.V. as from 30th March 2003. See "Development of new partnership."

(2)
Operated by SNBA under SNBA commercial agreement until 29th March 2003/Operated by Virgin Express N.V. starting 30 March 2003.

(3)
Operated by SNBA under SNBA commercial agreement until 29th March 2003/Operated by Malmö Aviation under code-share agreement with Virgin Express N.V. as from 30th March 2003. See "Development of new partnerships."

(4)
Operated by Virgin Express N.V. under a code-share agreement with SNBA until 29th March 2003. Operated by Virgin Express N.V. independently as from 30th March 2003.

(5)
Operated by Virgin Express N.V. under a code-share agreement with Airtrade/Budgetair as from 30th March 2003. See "Development of new partnerships."

(6)
Production may vary due to seasonal demand.

The Sabena Bankruptcy And The SN Brussels Airlines Commercial Agreement

        Sabena, the Belgian national carrier, was declared bankrupt on November 7, 2001. As a result, the several shared-service agreements between Virgin Express and Sabena (the "Sabena Agreements"), under which Virgin Express provided aircraft under wet lease to carry out certain flights, were cancelled.

        In November 2001, Virgin Express entered into a commercial agreement with SNBA, which under the name of DAT had been the short-haul operator of Sabena. Under this agreement, which related to eight routes, SNBA bought seats on Virgin Express aircraft, and Virgin Express bought capacity on

SNBA aircraft. SNBA purchased a fixed number of seats on the Barcelona and Rome routes. These routes, operated with Boeing 737-300's or Boeing 737-400's, offered a capacity of 142 or 164 seats per flight. SNBA took 70 seats on each flight. On each shared-service flight, the number of its own (i.e., non-SN Brussels Airline) seats which Virgin Express had to sell to operate profitably is low as a result of the revenue derived from the fixed allotment of seats taken by SNBA.

        On the London (Heathrow) route, in order to maximize the revenue and minimize the operating costs, each company operated more and less 50% of the frequencies and bought 50% of seats offered by the other carrier.

        On some other routes, both carriers did not have the capability to buy capacity with the other carrier's prior consent. These so-called soft allotments allowed the other carrier to sell capacity on certain of the other airline's routes. In this way, Virgin Express was able to offer destinations, such as Copenhagen, Gothenburg and Stockholm. SNBA had soft allotment capacity on routes operated by Virgin Express, such as Madrid and Nice.

        The relationship with Sabena commenced in October 1996 when VE Belgium and Sabena began providing shared-service using VE Belgium aircraft and crew on 57 weekly roundtrips (formerly operated by Sabena) on the Brussels-London (Heathrow) route. The Heathrow shared-service agreement provided that Sabena purchased a certain number of seats on each flight (generally more than 65% of the seats available), with a portion thereof allocated to its business class passengers. The non-Sabena seats on each flight were allocated to Virgin Express for sale to its own passengers. Sabena also had the opportunity to purchase additional seats from Virgin Express with the prior consent of Virgin Express.

        In March 1997, VE Belgium and Sabena extended their relationship to three other routes on similar terms. As a result, VE Belgium and Sabena started additional shared-service on flights between Brussels and each of London (Gatwick), Rome and Barcelona. On May 17, 1998, VE Belgium commenced service three times daily between Brussels and London's Stansted airport and added additional services between Brussels and each of Rome, Barcelona and London-Gatwick. In 1999, a notice of termination was served by Sabena on the London Gatwick and Stansted agreements effective as of November 1999. Although the shared-services on these routes have been terminated, Virgin Express, in November 1999, began to operate on these routes independently with up to three frequencies per day to London (Gatwick) and up to two frequencies per day to London (Stansted). These two routes have been shut down and are no longer in service.

        In October 1999, VE Belgium and Sabena had agreed on an additional daily service between Brussels and each of London (Heathrow), Rome and Barcelona. The shared-service agreements were subject to the right of either party to terminate under specified circumstances, including the insolvency of the counter-party, the loss of required authorizations, and specified types of changes of control of the counter-party. There is also a termination right for Sabena in the agreements if VE Belgium makes a material change to its operating plan which fundamentally affects the economics of the parties' co-operation. In 2001, revenues received by Virgin Express under the shared-service agreements accounted for 50% and 43% (2000: 55% and 39%) of the Group scheduled and overall revenues, respectively.

        Immediately upon the bankruptcy of Sabena on November 7, 2001, all of the above-described shared-service agreements were cancelled.

        On November 23, 2001, Virgin Express entered into a commercial agreement with SNBA, the successor of Sabena. The initial commercial agreement was for a period of four weeks and expired prior to the Christmas holiday period. As of January 2002, a new and extended commercial agreement was signed with SNBA, which was for a term of 15 months

        In September 2002, SN Brussels Airlines and Virgin Express NV/SA decided not to extend their commercial agreement beyond the planned termination date of 29th March 2003. As a consequence the two airline companies will fly independently from the end of March 2003 offering their own products and competing on some routes, such as Madrid, Barcelona, Copenhagen, Stockholm, Gothenburg, Rome, Milan, and Geneva.

        In 2001, revenues derived from the four-week commercial co-operation on certain routes accounted for 0.9% and 0.7% of the Group consolidated scheduled and overall revenues, respectively. In 2002, this commercial agreement accounted for approximately 15% of overall revenues.

Development Of New Partnerships

        To partially replace the SNBA revenue and to offer an attractive portfolio of destinations, Virgin Express N.V. has developed new partnership on a number of routes. On the Portuguese routes, Virgin Express N.V. has entered into a code share agreement with Air Luxor, giving enhanced distribution power.

        Starting with Summer 2003, Scandinavian routes will be operated in code-share agreement with Malmö Aviation, a respected Swedish regional airline. Virgin Express NV/SA will operate the route to Copenhagen, and will code-share under soft block agreement with Malmö Aviation. Gothenburg and Stockholm will be operated by the Scandinavian airline and Virgin Express NV/SA will sell seats on these flights. This new agreement gives Virgin Express NV/SA the opportunity to sell substantially more capacity through its distribution system compared to the prior partnership with SN Brussels Airlines and offer a product more in line with the Virgin Express NV/SA main business model.

        In addition, Virgin Express NV/SA has signed a co-operation agreement with Airtrade, a major Dutch consolidator who will sell part of the seats (around 50%) on new flights between Rome and Amsterdam as from 30th March through its virtual airline brand Budgetair. Airtrade is part of the BCD holdings.

        Virgin Express NV/SA operated flights from Brussels to London-Heathrow from October 1996 until October 2002. It made use of the Heathrow landing slots that were previously owned by Sabena and which were transferred to SN Brussels Airlines a couple of days before Sabena went bankrupt. Last summer SN Brussels Airlines transferred these slots to other airlines and Virgin Express NV/SA lost its access to the London market. In order to return to this important market, Virgin Express NV/SA signed a code-share agreement with the Belgian regional airline VLM Airlines on the Brussels-London City route. This agreement has entered into effect as from 30th March 2003.

Vcats

        Vcats is a 51% owned subsidiary of VE Belgium (49% is held by Alpha Airport Holdings B.V.). For the period from commencement of operations to June 30, 1999, it supplied tax free goods on Virgin Express flights and paid a royalty on duty-free sales to Virgin Express, the majority of which is passed on to cabin crews as commissions. On June 30, 1999, the duty-free regime for intra EU flights was abolished, resulting in a reduction of Vcats revenues by some 50%. Vcats has evaluated and selected new product lines and continues to sell duty and tax paid goods on board intra EU flights and duty-free goods on non EU flights where the restriction on the sale of duty-free flights does not apply. In addition, Vcats provides and loads catering on-board Virgin Express aircraft.

        Ryanair, a low cost Irish-based airline operator has commenced serving five destinations in 2001 from the European mainline. It has selected Charleroi Airport in Belgium, approximately 60 kilometers south of Brussels, as its second hub. Vcats made an offer to service flights operated by Ryanair for small and simplified catering and on-board sales. As a result, Ryanair has signed an agreement with Vcats, and Vcats is now the preferred supplier of such services for Ryanair.

        As a result of the sale of approximately 49% of the shares of Vcats to Alpha Airport Holdings B.V. in April 2000, VE Belgium received cash proceeds for the year ended December 31, 2000, of approximately EUR 1.5 million.

Virgin Express Scheduled Services

Fares

        In the Brussels market Virgin Express NV/SA is committed to delivering fares that are significantly below the fares currently charged by full-service traditional carriers on the same routes.

        Virgin Express NV/SA currently has a nine-tier fare pricing structure, including special lead in fare at rock bottom prices, standard fares and fully flexible fares. All its fares are "capacity controlled", which means that specific numbers of seats on each flight are pre-allocated (reflecting projected demand) to each of the various fare categories. Certain fare categories may be withdrawn for high demand flights in order to maximize revenue potential. In November 2002, Virgin Express NV/SA modified its fare rules, making every low fare bookings fully flexible for a flat fee of EUR 25, increasing transparency and flexibility to all type of passengers.

        The Company's fares are generally lower than competing carriers' restricted, discount fares on the same routes. Although the Company's lowest fares have generally been the lowest on the market for its routes, it has occasionally found itself to be matched by competitors that offer fares conditional upon restrictions or requirements such as 14-day advance purchase, off-peak travel and/or Saturday night stays.

        The Company has a pricing and revenue management team which analyzes revenue and booking trends and makes detailed adjustments to flights and pricing to optimize revenue opportunities.

        The Company does not presently participate in interline agreements for joint ticketing, transfer of baggage between airlines or joint fares. Moreover, the Company does not intend to enter into any such agreements in the foreseeable future. Management may, in the future, consider participation in interline agreements if it becomes more economically and strategically advantageous to do so.

Transaction Processing

        Virgin Express NV/SA operates the "Open Skies" transaction processing system which allows it to operate on a completely ticketless basis. This is a key component of the Virgin Express NV/SA low-cost business model since industry sources estimate that a paper ticket typically passes through approximately 20 pairs of hands before finally being cleared and accounted for. Open Skies is a totally automated system, which covers reservations to revenue processing. Open Skies is used by other low-cost carriers such as Virgin Blue, Westjet and Ryanair, and is recognised as a key component of the low-cost business model.

        The Open Skies system is focused on increasing transaction speed (so reducing call centre talk-times) and provides on-time revenue reporting, a fully integrated check-in process and a departure control system. This means that passengers need only provide their name and photo identification when they arrive at the airport in order for a boarding card to be issued. The speed of the ticketless check-in process has reduced the check-in queues and has allowed Virgin Express NV/SA to reduce the number of staff needed to perform check-in and gate duties.

        The system is easy to operate, requires little training and only minimal maintenance. In addition, Virgin Express NV/SA's website is hosted by Open Skies in order to facilitate the speed and ease of on-line bookings. Open Skies is provided by Navitaire, a world-wide agent for automated airline products. Virgin Express NV/SA migrated as of 2nd March 2003 to the latest version of the Open Skies software (MOAB). This will allow further enhancement of its local sales with an emphasis of increasing internets sales through new web based solutions.

Reservations System

        Passenger airlines generally rely on travel agents for a significant portion of their ticket sales and pay travel agents a commission for their services. Travel agents obtain airline travel information via access to computerized reservation systems ("CRS") that provide information on a large number of airlines. Since December 2000, the Company has participated in CRS through Galileo International Inc. At the beginning of 2001, the Company also began to participate in CRS through Worldspan, Sabre and Amadeus, allowing the Company to distribute its seats through all four of the main CRS distribution systems. In addition, the Company employs its own reservation system, whereby passengers and travel agents can call the Company's central, computerized reservation center and book a flight in much the same way as a hotel or car rental reservation would be made. Travel agents currently account for about 42% of the Company's sales.

        In those instances where tickets are booked through travel agents, the Company does not participate in an airline travel agency sales settlement plan, which normally acts as a financial clearing house for travel agent transactions, including the collection of cash-based reservations booked by travel agents. Instead, the Company generally relies on bank domiciliation programs, pursuant to which the Company is authorized to debit directly a travel agency's bank account for amounts owed.

        The center is staffed seven days a week, 13 hours a day (12 hours a day on Saturdays, Sundays and official vacation days), and can be accessed at local call cost from every European country to which Virgin Express NV/SA flies scheduled flights. During peak call-in hours, approximately 60 operators may be on duty at any one time. Operators are multilingual and customers can obtain service in nine different languages. When reservations are taken, either through a travel agent or directly from a passenger, the passenger's credit card details are immediately put into Virgin Express NV/SA's system so that payment authorization and processing can take place automatically.

• The Galileo Distribution Agreement

        On December 15, 2000, the Company announced that it signed a distribution agreement with Galileo International Inc., a leading global travel distribution services company, for its new Basic Booking Product ("BBP").

        Like many other low-fare airlines, the Company believed that the traditional CRS were too expensive and not adapted to its ticketless system. However, Galileo, one of the most important CRS suppliers worldwide, has developed a new low-cost booking system. The BBP, which requires minimal implementation effort, is part of Galileo's continuing efforts to meet the changing distribution needs of its airline customers. Targeted at the rapidly growing, "no frills" segment of the market, BBP will allow the Company to expand its distribution channels in a cost-effective manner.

        Prior to the recent use of a CRS by the Company, passengers were able to book their tickets through travel agencies, but it was necessary for the travel agent to call the Company in order to make the reservation. The Company relied on bank domiciliation programs pursuant to which it was authorized to debit a travel agency's bank account for amounts owed. With the introduction of the Galileo BBP, the reservation is now made directly through the computer.

        With Galileo's BBP, the Company can now have its complete inventory available in real time on travel agents' desktops as well as leading Internet sites that use the Galileo CRS as their booking engine. Public and corporate travel buyers choosing to buy through the travel agency channel can now take advantage of the carrier's special pricing and unique inventory.

        Galileo International is one of the world's leading providers of electronic global distribution services for the travel industry. It provides travel agencies, corporate travel managers and Internet users with the ability to book travel by accessing schedule, availability and pricing information. Through its Internet subsidiary, TRIP.com, Galileo enables the travel industry, providing a range of technology solutions. Building an advanced TCP/IP (as defined below) global network through its subsidiary Quantitude, Galileo is exploring new telecommunications opportunities for customers both in the travel industry and beyond. TCP/IP is a set of protocols developed to allow cooperating computers to share resources across a network. TCP is a connection-based protocol that provides a reliable flow of data between two computers. Each TCP protocol defines an IP or Internet protocol unique address.

• The Sabre Distribution Agreement

        As of January 17, 2001, Sabre-connected travel agents are able to book and pay for Virgin Express flights directly from their Sabre screens—significantly expanding the carrier's presence in the United Kingdom and continental Europe. Although the Company has traditionally been a direct-sell carrier, Sabre is the second CRS supplier with which it has signed a distribution deal. However, Sabre's flexible connectivity options and significant changes in Virgin Express' business strategy have prompted the airline to re-evaluate the value of CRS distribution to travel agents.

        Sabre is the leading provider of technology and marketing services for the travel industry. Headquartered in Dallas/Fort Worth, Texas, it has nearly 10,000 employees worldwide who span 45 countries. Sabre maintains an ownership interest of approximately 70% in Travelocity.com, the world's leading online B2C (Business to Customer) travel site.

• The Worldspan Distribution Agreement

        On March 13, 2000, Virgin Express further expanded its distribution via travel agents connected to Worldspan, the market leader in e-commerce for the travel industry, processing more than 50 percent of all online travel bookings. This major step in the enlargement of the Company's distribution network towards the travel industry, provides more effective ways for its customers to make bookings. With this distribution agreement, Virgin Express becomes the first airline in Europe to offer ticketless travel via Worldspan. Worldspan connects nearly 21,000 travel agents in over 70 countries worldwide, offering Virgin Express substantially greater access to the market place.

        Worldspan provides global electronic distribution of travel information, internet products and connectivity, and electronic commerce capabilities for travel agencies, travel service providers and corporations worldwide. The company's three lines of business are travel supplier services, e-commerce and global distribution systems for the worldwide travel industry. The Worldspan reservations system provides nearly 21,000 travel agencies and other users worldwide with travel data and booking capabilities for hundreds of the world's leading travel supplier services.

• The Amadeus Distribution Agreement

        In early 2001, Virgin Express entered all four major Global Distribution Systems (GDS) by means of a new low-cost booking system called the Basic Booking Product (BBP). Targeted at the rapidly growing "no frills" segment of the market, BBP allows Virgin Express to expand its distribution in a cost-effective manner, comparable to the handling costs of a booking through the Virgin Express call center. On June 13, 2001, Virgin Express completed its GDS implementation project by entering the Amadeus distribution system.

        The expansion of our distribution network through Galileo, Worldspan, Sabre and Amadeus has significantly improved awareness of and accessibility to our product by travel agencies. The travel trade, in particular, has reacted positively to this new development in the low-fare airline segment, leading to a significant increase of sales in continental markets.

        In the year 2002, GDS bookings accounted for around 22% of total segment sales, with turnover reaching EUR 46.5 million. More importantly, the average GDS yield is around 39% higher than the average yield from Virgin Express Web sales.

Internet

        In 1998, the Company began accepting direct customer bookings through its internet website, being the first low-fare carrier in Europe to do so.

        In 2000, total Internet bookings grew by 165% compared to bookings in 1999 and web sales turnover reached EUR 17.8 million. In 2001, total Internet bookings climbed 16.9% compared to the year before and web sales turnover reached EUR 20.1 million.

        The Company noticed that the introduction of a multilingual booking engine (February 2002) increased Internet sales from non-English speakers since only 16% of the Virgin Express NV/SA's Internet bookings derives from English speaking countries. The Internet site now offers booking services in nine different languages.

        In April 2002, Virgin Express NV/SA launched an Internet-based booking engine for travel agents and corporate accounts. This facility, built on the SkyAgent technology (the travel trade product of SkyLights), is available via its website. The Company believes that Virgin Express NV/SA is the first airline in Continental Europe to offer travel agents (both IATA and non-IATA) and large corporate clients the opportunity to book low-fare flights through the Internet. This enables Virgin Express NV/SA to encourage more agent sales to be made via the Internet with its lower distribution costs for Virgin Express NV/SA, rather than via GDS.

        This resource provides a fast, secure and low-cost booking facility and can be used by both private and corporate clients. In addition, travel agents can access the reservation module from any place at any time (24 hours a day, seven days a week) and so, for example, can service their customers from home. Virgin Express NV/SA believes the travel agent booking engine is user-friendly and requires little special user training. It also continues to award travel agents full commission and enables users to book connecting flights for their clients.

        The effect of the improvements of Virgin Express NV/SA "s internet-based booking system has lead to a significant increase of the bookings through the internet. In 2002, total internet bookings climbed to EUR 43.1 million, an increase of more than 110% vs. 2001.

Ticketless System

        The Company's entirely "ticketless" environment is a key component of its low-cost structure. At the airport, passengers need only provide their name (or, if more than one passenger has the same surname, a confirmation number) and photo identification in order to check-in. In a process which requires a minimal number of keystrokes, the gate agent then issues a boarding card to the passenger. The speed of the ticketless check-in process has enabled the Company to reduce most customer check-in lines and has permitted it to economize considerably on the number of staff needed to perform check-in and gate duties. As an additional benefit, unlike many other airlines, the Company has no tickets to be accounted for and processed, thereby enabling it to save on the administrative time and expense ordinarily associated with such tasks.

Management Information Systems

        The Company's computer reservations system presently enables it to obtain on-line, real-time information on cash receipts and credit card billings, sales, flight bookings and load factors on all of its scheduled routes. The Company's rapid growth may make it necessary to upgrade its computer systems. The Company has evaluated and selected a new automated crew scheduling and planning system which was implemented in the beginning of the year 2000. The Company's maintenance records, which are also computerized, are kept by Sabena Technics, with which the Company had its primary maintenance contract. During 2001, the Company installed its own computerized maintenance tracking system to monitor the activities of its maintenance contractors.

Yield Management System

        Prior to 2000, Virgin Express has handled Pricing and Revenue Management as a one-man job. The pricing manager adopted the view that Virgin Express should always offer the lowest fares on the market in order to be perceived as a low-fare carrier. During this process, Virgin Express neither referred to other market fares nor mentioned the amount necessary to undercut the competition. Virgin Express' prices were sometimes so aggressive that the market needed to react aggressively, thereby engendering a negative spiral on the fares of all other airlines.

        Corporate customers and group customers were priced individually by the group desk in the reservations' department. This was done on a request basis, without taking any revenue forecast into account. As a result, the Company suffered a loss of revenue because of either over-pricing or under-pricing on individual flights.

        In 2000, as part of Virgin Express NV/SA's restructuring, an experienced pricing and revenue management team was formed. This became responsible for analysing revenue and booking trends, monitoring market fares on a daily basis, and making detailed adjustments to flights and pricing to optimize revenue opportunities.

        Virgin Express NV/SA utilizes a sophisticated yield management system provided by a third party supplier, Revenue Resources Inc. (RRI) based in Phoenix, Arizona USA. This service and software enables Virgin Express NV/SA to develop a profile of its target market segments by reference to historical data, seasonal trends, routes and actual weekly and daily booking information.

        RRI is a system facilitator that acts as an "independent advisor", challenging the revenue decisions made by the revenue management team. Besides its macro optimisation tasks, micro adjustments can be made by the route controllers with the assistance of the revenue management system. A historical database is accumulated to optimize revenue projections. RRI maintains and facilitates this database function.

        Further improvements are planned for 2003 when a new version of the system will be introduced which will provide automated responses on competitive prices and inventory monitoring. It will also have a refresh function to do multiple revenue optimisations per day compared with the daily procured the current system allows. This will help optimising the increasing late demand on the Virgin Express NV/SA flights. In addition, enhanced reporting and revenue projection modules will be made available to the pricing and revenue management team.

Competition

        The airline industry is highly competitive. On its scheduled routes, Virgin Express competes with other airlines which are larger and have greater name recognition and greater resources than the Company, such as SNBA, Iberia, SAS, British Airways and Alitalia. The Company may also face competition from other airlines which may begin serving the markets that the Company serves and may in the future serve, as well as from low-cost airlines such as Easyjet, and others that may be formed to compete in the low-fare market (including those formed by other major airlines) and from ground transportation alternatives.

        The intensity of the competition varies from route to route, depending both on the number and nature of the competitors, particularly whether or not they are state-owned or state-supported, customer demand and on the regulatory environment. Although state subsidies to airlines are subject to strict regulation in the EEA, some of the Company's competitors continue to receive subsidies. Even if some of these subsidies could be shown to be illegal, there can be no assurance that the Company could obtain sufficiently rapid or adequate redress under applicable laws.

        A principal limitation on access to many popular airports is the limited number of slots available at such airports. A slot is an authorization given by an airport operator to take off or land at the particular airport during a specified time period. The ability of the Company to add additional routes and/or flights to its existing schedule is constrained, in part, by the availability of slots at airports to which it might seek to expand its present operations. While the Company believes that its present access to slots is adequate for its current needs, there can be no assurance that the Company will be able to alter the times of its existing slots or obtain such additional slots as are necessary to pursue its growth plan.

        Competition from established and new carriers has led to a general reduction in the level of air fares in certain market segments and the Company expects to face substantial competition from established and new carriers, including other low-cost carriers, and from ground transportation alternatives. Significant competitive factors among airlines include fare levels, schedules, dependability of service, passenger amenities (such as frequent flyer programs), brand recognition and the availability and convenience of other passenger services.

        Since the Company inaugurated its scheduled service, competitors such as SNBA, as successor to Sabena, Alitalia, SAS and Iberia have substantially reduced fares to match certain scheduled fares charged by the Company. Management believes that it can operate on its current routes at a lower cost than these larger carriers. However, the resources of certain of these carriers are considerably greater than those of the Company. In the event that such carriers were to reduce their prices to levels at which the Company could not operate profitably, and were to maintain such reduced fares for an extended period, it is likely that such carriers could withstand sustained losses for a longer period of time than the Company. Although predatory pricing is illegal in the EEA, there is no assurance that the Company could obtain sufficiently rapid or adequate redress under applicable laws.

        SNBA as successor to Sabena is the largest scheduled carrier in Brussels, the Company's operational base. However, Virgin Express NV/SA, voted best short haul airline in 2002 at the TM Travel Awards, is the carrier transporting the highest number of passengers (around 2.5m in 2002) from Brussels Airport.

        Since the liberalization of the European airline industry in 1993, there has been no restriction on the ability of a carrier licensed in any EEA country to operate charter flights to points within the EEA. Therefore, the market for intra-EEA ad hoc charter flights based out of Brussels has the potential to be highly competitive. Ad hoc charter flights from within the EEA to destinations outside of the EEA must, among other things, be authorized by the civil aviation authority of the originating country. The Belgian Civil Aviation Authorities have, to date, required that ad hoc charter flights originating in Belgium and going to destinations outside of the EEA be operated by carriers registered in Belgium. Consequently, the Company is only likely to face competition for ad hoc charter flights from Brussels to points outside of the EEA from carriers (including SNBA, Sobelair, VLM, and Thomas Cook) that are registered in, and operating out of Belgium.

Source And Availability Of Raw Material

Fuel

        The Company purchases fuel in Brussels and elsewhere. The cost of jet fuel is the Company's fourth largest operating expense after aircraft ownership expense, station operations expense and maintenance expense. The price of fuel fluctuates with current market prices for jet fuel. For the year ended December 31, 2002, the average price of jet fuel paid by the Company decreased approximately 13% compared to the previous year.

        The Company constantly evaluates the merits of fuel price hedging. At December 31, 2002, the Company had entered into certain forward fuel purchase contracts to hedge approximately 40% of the 2003 fuel needs.

Marketing Channels

Marketing, Advertising And Promotions

        Virgin Express NV/SA's primary marketing objective is to leverage the "Virgin" name in order to be recognized by consumers as the preferred, low-fare scheduled air carrier to destinations within Europe. Virgin Express NV/SA has been very successful achieving this objective during the last year. In March 2003, Virgin Express NV/SA was awarded "Most Preferred Airline" in Belgium by the National Brand Competition.

        Virgin Express NV/SA attempts to communicate its identity through all the main media. Advertisements are designed to "put smiles on faces" and to promote the brand as representing value and sophistication. The intention is for Virgin Express NV/SA to be perceived as a fashionable and, above all, smart alternative to other airlines and is therefore pitched as being chic, rather than simply cheap or a low-fare airline for backpackers. In the past, Virgin Express NV/SA has concentrated its marketing efforts in Belgium in order to raise customer awareness and promote brand recognition in the region surrounding its operational base. Virgin Express NV/SA believes that it has now achieved significant brand recognition in Belgium and is now looking to increase awareness of its low-fare services and diversity of routes among potential customers in other European countries.

        The marketing campaigns are intended to be fresh and distinctive and often contain a humorous element. They are also designed to encourage the consumer to question the service and value offered by traditional airlines when compared to Virgin Express NV/SA. Virgin Express NV/SA's advertising typically emphasizes its low fares to popular destinations, its simplified fare structure and its ticketless reservation and check-in process. Virgin Express NV/SA works with one of Belgium's best-known advertising agencies and its advertising campaigns over the past few years have won several prizes and awards.

        In 2002, Virgin Express NV/SA allocated approximately 2% of scheduled service revenues to advertising, promotion and public relations. Most of Virgin Express NV/SA's advertising budget is spent on print advertisements, billboard advertising, radio spots and promotional activities rather than expensive television advertising. In 2003, Virgin Express NV/SA has raised its marketing budget to 3% to be able to counter the increasing competition of state supported airlines such as SN Brussels Airlines and Ryanair.

        Virgin Express NV/SA engages in a number of promotions, reinforcing its image as a price leader with a young, aggressive and entrepreneurial spirit. Virgin Express NV/SA has obtained favorable press coverage in its Brussels home market as a result of various activities. Virgin Express NV/SA has also promoted itself through sponsorship of sporting events, ticket give-aways, on-board promotions, travel agent events and public appearances by Sir Richard Branson.

        Virgin Express NV/SA also invests in below-the-line activities such as regular e-mailing to its 80,000 customer base and fax mailings to travel agents throughout Europe headlining updates on the latest promotions, destinations and product enhancements.

Contracts On Which The Company Is Dependent

The Sabena Shared-Service Agreement

        See "Business Overview."

The SN Brussels Airlines Commercial Agreement

        See "Business Overview."

Commercial Agreement With New Partners

        See "Business Overview."

Leased Assets: Aircraft

        As of December 2002, the Company's fleet consisted of 7 Boeing 737-300 and 8 Boeing 737-400 jet aircraft, all of which meet current Stage 3 noise requirements. The Company leases all of its aircraft under operating leases and the average term to expiration of its leases was approximately four years. As of such date, the average age of the Company's aircraft was approximately nine years, which is comparable with many other airlines in the market; and

        The following table summarizes the year of manufacture, registration mark, manufacturer's serial number, aircraft type, lease expiration date and seating configuration for each aircraft in the Company's current, full-time fleet:

Operated by Virgin Express at December 31, 2002

Year of Manufacture	Registration Mark	Manufacturer's Serial No.	Type	Expiration Date	Seating Configuration
1989	OO-VJO	23980	737-400	05/15/2003	170
1989	OO-VBR	24314	737-400	05/28/2003	164
1991	OO-LTL	25041	737-300	01/21/2003	144
1995	OO-LTU	27455	737-300	03/31/2003	142
1989	OO-VEK	24270	737-400	04/28/2004	164
1992	OO-VEF	27000	737-400	05/16/2004	164
1996	OO-VEP	28489	737-400	11/21/2005	164
1991	OO-LTM	25070	737-300	11/01/2007	142
1997	OO-VEX	28670	737-300	11/18/2011	142
1998	OO-VEG	28568	737-300	02/04/2012	142
1998	OO-VEH	28571	737-300	04/28/2012	142
1999	OO-VEN	28586	737-300	01/19/2013	142
1989	OO-VEJ	24271	737-400	04/01/2004	170
1990	OO-VEO	24688	737-400	02/01/2004	170

Subleased to third parties

Year of Manufacture	Registration Mark	Manufacturer's Serial No.	Type	Expiration Date	Seating Configuration	Subleased to	Sublease Start date	Sublease End date
1996	OO-VES	28493	737-400	03/31/2004	164	Virgin Blue	2/16/01	2/15/03

        The Company's Boeing 737 aircraft are all modern, two-pilot, twin-engine, fuel efficient jet aircraft. The Boeing 737 aircraft is widely used throughout the world on short and medium-haul flights similar to those flown by the Company. The Company's aircraft are generally configured at or near the maximum seating capacity. Management believes that the use of a single type of modern aircraft reduces the cost of personnel training and maintenance services and contributes significantly to its low-cost operating structure.

        The Company has re-equipped its aircraft with leather upholstery and upgraded interiors. Management believes that this refurbishment program is consistent with its strategy of delivering a quality product at low cost to the consumer. Although leather is more expensive initially to install than fabric, it is easier to maintain, has a longer expected life and contributes a sleek, high-quality look to the interior of the Company's aircraft. The Company consequently expects to realize net savings as well as increased customer satisfaction as a result of its decision to install leather upholstery.

        Management believes that there is currently an adequate supply of suitable aircraft available as the demand for, and lease prices of, new and used 737-300 and 737-400 aircraft have decreased over the past year. The Company cannot predict however if and how long suitable aircraft will continue to be available and, if available, whether it can lease such aircraft on satisfactory terms or whether such aircraft can be delivered on a timely basis.

        Although the Boeing 737 is the world's most widely used commercial passenger aircraft and the 300 and later series are statistically among the safest, a US National Transport safety Board ("NTSB") recommendation to the Federal Aviation Authority ("FAA") has raised concerns about a possible design defect in the Boeing 737 rudder system that under a "rare set of conditions" could cause a reverse rudder response. In February 1997, the FAA announced its intention to require refitting of rudder systems on all Boeing 737 aircraft. Since 1995, the Company has routinely trained its pilots in the procedures needed to cope with this problem and is complying with all aircraft manufacturer technical releases and modifications in relation to these rudder systems. The Company does not believe that the cost of refitting its aircraft with modified rudder systems would have a material adverse effect on its results of operations.

Maintenance And Repairs

        Pursuant to the terms of most of the lease agreements under which each of the aircraft is leased, the Company is obligated to contribute to a maintenance reserve fund certain amounts for each hour that the aircraft is operated and/or flown. These reserve funds are applied to major airframe overhaul, engine overhaul, auxiliary power unit overhaul and landing gear overhaul, but may not be available to pay for modifications from time to time required by regulatory bodies. Upon completion of these scheduled, major maintenance events, if amounts reserved are insufficient, the shortfall must be paid by the Company. Any surplus funds remaining in the maintenance reserve fund upon the expiry of a lease are retained by the lessor. The Company pays additional amounts in respect of routine, scheduled maintenance, including A-checks and C-checks, as well as unforeseen or unscheduled maintenance or repairs. The Company believes that the amounts that it is required to contribute by way of maintenance reserves are representative of current fair market prices and that such reserves, combined with additional paid amounts, are sufficient to cover the Company's currently anticipated maintenance and repair requirements. However, there can be no assurance that unforeseen maintenance events or regulatory requirements will not cause the Company's maintenance expense to substantially increase unexpectedly.

        The Company's maintenance program is modeled on the Sabena maintenance program and has been approved by the BCAA. In 1994, the Company entered into a maintenance contract with Sabena Technics pursuant to which Sabena Technics undertakes all routine maintenance, repair services and routine checks of the Company's aircraft at Sabena's Brussels facilities. A new three-month rolling contract with Sabena Technics was signed on December 30, 1999. If Sabena Technics were to terminate this contract unilaterally or fail to perform for any reason, including its own insolvency or labor stoppages, the management believes that the Company would be able to locate a comparable maintenance contractor without significant disruption to its operations. The Company also has separately contracts with TAP based in Lisbon, Portugal for its engine overhauls. All aircraft maintenance records were maintained by Sabena Technics in a computerized database and were accessible by the Company. In anticipation of forthcoming regulations and to improve its maintenance auditing capabilities, the Company has installed its own new computerized maintenance tracking system to monitor the activities of its maintenance contractors. If maintenance and/or repair services are necessary while one of the Company's aircraft is located at one of the remote airports to which the Company flies, Virgin Express arranges for local providers to perform maintenance on the Company's aircraft at such remote destinations. The Company has employees with technical background whose primary responsibility is to audit the work requests and invoices of its maintenance contractors.

        As a part of the maintenance agreement with Sabena Technics, the Company has access to Sabena Technic's inventory of spare parts for Boeing 737 aircraft. The Company is also a party to a spare engine pooling arrangement, whereby it has the rights to acquire spare engines as needed.

Airport Operations

        The Company has entered into agreements with contractors, including other airlines, to provide certain facilities and services required for its operations, including aircraft maintenance (as described above), ground handling, personnel training and revenue management services. Consistent with industry practice, contracts can be terminated by either party with 60 days' notice. Where a ground handling contractor is the sole provider of such services at a given airport, however, such contractor must provide ground handling services to the Company indefinitely. The Company employs a supervision company and/or its own station managers at its destination airports to oversee the ground handling services provided by the Company's local contractors.

        The Company expects to be dependent on agreements with contractors for the foreseeable future and will need to enter into similar agreements in any new markets it may enter. The Company's reliance upon independent contractors to provide essential services provides it with greater flexibility and allows the Company to take advantage of third-party expertise. However, the quality, efficiency and timeliness of contract performance is, to some extent, beyond the Company's direct control. The Company has little direct control of, and exercises no supervision over, the day to day activities of maintenance, ground and baggage handling contractors. The Company continues to evaluate whether it would be more advantageous to perform certain functions with its own employees or through third parties.

Trademark Licensing Agreements

        Virgin Entreprises Limited ("VEL") owns trademark registrations for the brand "Virgin" and the Virgin signature logo in relation to transportation services in all of the major European countries except Ireland and Switzerland. In Ireland, there is a registration for the Virgin signature logo and a pending application for the brand "Virgin". In Switzerland, there is a registration for the Virgin signature logo but not for the brand "Virgin".

        In August 1986, VEL granted Virgin Atlantic exclusive worldwide rights to use the "Virgin" name in relation to air transport services and granted Virgin Aviation Services Limited ("VAS") exclusive world-wide rights to use the "Virgin" name in relation to cargo and freight business.

        In October 1997, VEL, Virgin Atlantic, VAS, the Company and certain other parties entered into an agreement pursuant to which each of Virgin Atlantic and VAS agreed to permit VEL to grant trademark licenses on specified terms to the Group to operate air transportation services. Pursuant to that agreement, VEL granted Virgin Express NV/SA a license, effective from 1st January 1997, to use the "Virgin" name and signature logo in conjunction with "Express" for scheduled and non-scheduled (i.e., charter) air transport services within the EEA and Switzerland, subject to VEL's right to license the use of the "Virgin" name to others in connection with certain routes originating or terminating in the United Kingdom. The license runs until 31st December 2026 and includes the right to use the "Virgin" name in conjunction with "Express" for the transport of cargo to the extent that it is ancillary to passenger carriage.

        Royalties for the license amount to 0.5 per cent of all revenue received by Virgin Express NV/SA in connection with its scheduled operations and 0.25 per cent of revenue in relation to its charter operations. Royalties are payable to Virgin Atlantic.

        Under the terms of the license in favour of Virgin Express NV/SA, VEL has the right to exercise control over the way in which Virgin Express NV/SA uses the "Virgin" brand. Virgin Express NV/SA assumes responsibility for trademark registration renewal fees for the territory covered by the license for so long as it remains the sole licensee (and thereafter shares them with other licensees). VEL has the exclusive right to deal, at Virgin Express NV/SA's expense, with any infringements of intellectual property rights.

Material Governmental Regulations

        The European airline industry has traditionally been highly regulated at the national level and, increasingly, by the EU. In recent years, significant changes have been introduced by the EU which, by extension, also apply to the EEA, which comprises the fifteen EU member states plus Norway, Iceland and Liechtenstein. The process of liberalizing the air transportation industry within the EEA, which began in 1987, culminated with the adoption on January 1, 1993 of the Third Package, which effectively created a single market for air travel within the EEA. The most significant regulatory regimes presently affecting the European airline industry are (i) regulations governing the right to fly, (ii) licensing requirements and (iii) regulations governing competition in the airline industry.

The Right To Fly

International Framework

        The 1944 Chicago Convention (the "Chicago Convention") sets forth the basic, worldwide framework for the operation of international scheduled and non-scheduled flights. Its fundamental principle is that states have exclusive sovereignty over the airspace above their territory. It permits airlines based in contracting states to conduct non-scheduled (e.g., charter) flights over the territories of other contracting states and to make non-traffic stops in such territories, subject to restrictions which may be imposed by individual states. The International Air Services Transit Agreement of 1944 provides similar rights with respect to the operation of scheduled flights.

        While the Chicago Convention provides the basic framework for international air transportation, the actual designation of airlines and airports for the operation of specific international routes and the making of traffic stops within a country are governed by multilateral or bilateral air transport agreements among or between states. The chief multilateral agreement in effect among countries is the International Air Transport Agreement of 1944 (the "Five Freedoms Agreement"). Although Belgium has signed the Five Freedoms Agreement, it has not ratified it.

        Pursuant to the Chicago Convention, countries can establish conditions or limitations on flights stopping in their territory in the following manner: (i) under the terms of a bilateral air transport agreement, when the agreement specifically covers the type of services (e.g., scheduled, non-scheduled) being regulated or restricted, or (ii) unilaterally, when no bilateral agreement exists or such bilateral agreement does not specifically cover such services.

Intra-EEA Flights

        Apart from the Five Freedoms Agreement, the most notable exception to the bilateral system for granting flying rights is the multilateral system now in effect within the EEA. As a result of the Third Package, airlines licensed by any EEA member state, including VE Belgium now have free access to all international routes (subject to certain limited technical exceptions) within the EEA, and capacity restrictions on such routes are no longer permissible. Since April 1, 1997, airlines licensed in any EEA country have been able to operate domestic flights entirely within any other EEA member country. Consequently, VE Belgium is now able to fly anywhere in the EEA without requiring any governmental or other consent to fly a particular route or charter service, subject only to the exceptions mentioned above. See "Licensing Requirements."

Flights to Points Outside of the EEA

• Scheduled service

        In EEA-based countries an airline's right to operate scheduled services to points outside of the EEA is still governed by bilateral agreements between the EEA member state where the airline is licensed and the non-EEA destination country. The European Commission plans to negotiate new arrangements on behalf of the entire EEA in bilateral discussions with non-EEA countries. This process is still in its early stages, although the European Commission has recently been granted a mandate by the EEA member states to negotiate some arrangements, notably with Switzerland and certain eastern European countries.

        Bilateral air transportation agreements typically require that the relevant air carrier be owned and controlled by nationals of the country from which it operates and is licensed. VE Belgium is licensed in Belgium but is not owned and controlled by nationals of Belgium. Consequently, it may not have the right to be designated to operate scheduled services to non-EEA destinations where bilateral agreements containing this ownership requirement are currently in effect between Belgium and such non-EEA countries. At present, VE Belgium operates scheduled services between cities that are fully within the EEA, as well as to and from Switzerland. During 2002, VE Belgium applied for and received a license to fly to and from Switzerland until August 18, 2007.

• Non-scheduled service

        An EEA-based airline's right to operate non-scheduled services to destinations outside the EEA depends upon several factors. Even if a bilateral agreement has been entered into between the EEA country from which the airline is operating and the destination country, such agreement will only govern charter flights between those countries if it expressly covers non-scheduled service. Where no bilateral agreement expressly covering non-scheduled service is in place, charter service between the two countries remains subject to unilateral action by the originating country or the destination country. In practice, since few bilateral agreements expressly cover non-scheduled service, clearance for charter service to non-EEA nations is generally obtained from the civil aviation authorities of each of the two countries. There are no provisions regulating non-scheduled service in the bilateral agreements with the countries to which VE Belgium typically operates ad hoc charter flights. As a result, these ad hoc charter flight schedules are subject to the unilateral action and approval of the relevant civil aviation authorities of the destination countries as well as those of Belgium.

        Schedules of charter flights based out of Belgium must be annually submitted to the BCAA for authorization by no later than January 15 for the summer season (April to October) and September 15 for the winter season (November to March). The BCAA grants approval based upon its internal policy and written guidelines. That policy is presently aimed at encouraging Belgian-licensed carriers to operate charter services. The BCAA's guidelines do not currently require such carriers to be owned and controlled by Belgian nationals but, as the Chicago Convention permits signatory states to impose such conditions or limitations as they may consider desirable, there is no guarantee that the BCAA guidelines will not be altered in the future to require Belgian ownership or that destination countries will not require the airline to be Belgian owned.

        Permission also needs to be obtained from the destination country. Requirements vary from country to country: some require only the airline's flight program, others require more detailed information about the routes and aircraft, and some require a copy of the agreement with the tour operator. VE Belgium has never been refused permission to operate charter services to any of the destinations outside of the EEA, nor has the charter service of this airline ever been subject to onerous conditions in connection with flights to non-EEA destinations.

Licensing Requirements

General

        Under the licensing procedures introduced by the Third Package, all EEA airlines must hold an EEA operating license and an air operator's certificate ("AOC") in order to operate flights for remuneration. The rules for granting an EEA operating license are uniform throughout the EEA, but the rules for granting AOCs vary somewhat from jurisdiction to jurisdiction. Authorities in each EEA member state regulate airlines having their principal place of business in such member state. In the case of VE Belgium, the rules are applied by the BCAA.

Air Operator's Certificate

        To obtain and retain an AOC, an airline must demonstrate that it is able to comply with technical and safety requirements for passenger transportation. Many of these standards are set nationally. In Belgium, the operator must demonstrate that it is competent to operate the aircraft safely. This is determined by examining the airline's record and experience, as well as its equipment, organization, staffing and maintenance arrangements. VE Belgium has held Belgian AOC at all relevant times since commencement of respective operations. Although United States and European civil aviation authorities are working to coordinate technical and safety requirements, material differences remain at this time.

Operating License

        Upon the adoption of the Third Package, national rules governing the grant of operating licenses were superseded by provisions providing for the grant of a common EU operating license. Air carriers holding an operating license from any EEA member state may operate scheduled and charter service among and within all EEA member states (subject to certain limited exceptions). An air carrier must (amongst other things) fulfill the following conditions in order to obtain and maintain an operating license in an EEA member state:

  •
  it (as well as each entity that participates directly or indirectly in its controlling shareholding) must be effectively controlled and majority owned by an EEA member state or EEA nationals;

  •
  it must meet specified financial fitness requirements; and

  •
  it must have its principal place of business in the EEA country granting the operating license.

        While national aviation authorities apply the ownership and control rules in the first instance, the European Commission can also examine compliance on request from national authorities. If the European Commission is not satisfied that the rules are being complied with, it can allow EEA countries to suspend the airline's intra-EEA route rights. The Company has therefore closely considered its ownership and control position in relation to the European Commission's past interpretations of these requirements.

• Effective control

        The European Commission has noted that the issue of effective control depends on a variety of factors, including the make-up of the airline's Board of Directors, its powers and whether any matters are reserved for the airline's shareholders. EEA nationals must have ultimate decision-making power in the management of the airline, including on key issues such as the air carrier's business plan, budget and investment projects. The European Commission has also noted that the role of the chief executive officer is secondary to that of the Board of Directors.

        The Company believes that VE Belgium is effectively controlled by EEA nationals. It is ultimately controlled by the trustees of certain trusts which own more than 90% of the shares in VGIL. VGIL in turn owns approximately 59% (58.98%) of Virgin Express Holdings through its wholly owned subsidiaries Virgin Retail Holdings Limited ("VRHL") and VSIL. Virgin Express Holdings in turn owns, directly or indirectly, 100% of VE Belgium (except for one share owned by Virgin Express Investments Ltd.). The trustees are trust companies that are themselves ultimately majority owned and effectively controlled by EEA nationals. Under the terms of the trusts, these trustees are legal owners of, and therefore have the power to control, the assets which make up the trust property. They are therefore ultimately able to control the policy and direction of the VE Belgium. Under English law, which governs these trusts, the trustees are obliged to act in the best interests of the beneficiaries of the trusts, who are principally Sir Richard Branson, his immediate family and certain other individuals. All of these principal beneficiaries are EEA nationals.

        In addition, VE Belgium currently has a board of seven directors, all of whom are EEA nationals. Directors are appointed by a majority vote of shareholders. Decisions of the board are taken by simple majority vote. The trustees mentioned above ultimately have the indirect power to elect a majority of VE Belgium's Directors. Since the Chief Executive Officer and the other members of the Board are EEA nationals, the Company believes VE Belgium meets all of the EEA legal requirements.

        Ownership and control issues are continually monitored by the Company. The Third Package requires airlines to notify the appropriate civil aviation authority within 14 days of any change in ownership of a single shareholding representing 10% or more of an airline or its parent or its ultimate holding company. Accordingly, a notification was submitted to the BCAA at the time of the original acquisition of a 90% interest in VE Belgium and further notification was given to this authority upon the acquisition by Virgin Express Holdings of the remaining interest in VE Belgium. Certain supplemental information has also been provided upon the request of the BCAA. No formal clearance procedure is available under the regulations to approve changes in ownership and control.

• Majority Ownership

        According to the European Commission, the majority ownership requirement is satisfied if at least 50% plus one share of equity capital is owned by EEA nationals or EEA member states. Through Virgin Express Holdings, VSIL, VRHL and VGIL, VE Belgium and VE Ireland are at least 50% plus one share indirectly owned by a series of Channel Island trusts, of which Sir Richard Branson, his immediate family and certain other individuals, all of whom are EEA nationals, are the principal beneficiaries. At the time of the acquisition of VE Belgium, and Vcats by the Company, the BCAA was notified of the new ownership structure of VE Belgium and Vcats, respectively. Although the Channel Islands (where the Trusts are administered) and the British Virgin Islands (the country of incorporation of VGIL) are not part of the EEA, the Company believes that since the principal beneficiaries of the Trusts are EEA nationals and since the trustees controlling these Trusts are EEA nationals (by virtue of their being themselves majority owned and effectively controlled by EEA nationals), the EEA ownership requirement is satisfied. No objection has been made by any civil aviation authority, nor has the VE Belgium or VE Ireland received any indication that the European Commission intends to conduct any investigation. The concept of a trust, however, with its separation of legal from beneficial ownership, is foreign to Belgian law and may not be recognized if the particular trust is contrary to Belgian public policy. There can, therefore, be no assurance that the BCAA will not object to the presence in the ownership structure of VGIL or the Channel Islands Trusts.

        The Company does not believe that consummation of the initial public offering of the Company has affected the EEA-ownership status of VE Belgium or VE Ireland, since the Company's articles of association permit the Directors to limit the maximum proportion of the Company's issued share capital which may be held by non-EEA nationals. This proportion, which also includes any ordinary share in respect of which the nationality of the ultimate owner is not known to the Company, is currently set at 45%. No assurance can, however, be given that the Company's ownership structure will not be reviewed in the future by the relevant authorities or that, if VSIL's ownership interest in the Company were to drop below 50%, the Company would be able to ensure compliance with such ownership requirement.

Fares

        Since the introduction of the Third Package, air carriers are entitled to set their fares freely for scheduled and non-scheduled flights within the EEA. There is no longer any requirement for fares to be approved by the national governments at either end of the route. Governments may still require fares to be filed, and have the power to require fares to be withdrawn in the event that they consider a fare to be excessively high or where there is a downward trend in air fares which deviates significantly from the ordinary price movements causing widespread losses on a route. Fares to non-EEA destinations may be subject to government regulation.

Competition Laws In The Air Transport Sector

        Airlines operating air transportation services within the EU are subject to European competition rules. These laws prohibit anti-competitive agreements and arrangements (unless an exemption is obtained either on an individual basis or by means of a block exemption) and abuses of market power. Applications can be made for an exemption on the basis that the relevant agreement or arrangement is of benefit to consumers, does not threaten to eliminate competition in a substantial part of the market and does not contain unnecessary restrictions. The European Commission is empowered to grant block exemptions for certain kinds of agreements, decisions and concerted practices concerning specific air transport matters, including the following:

  •
  joint planning and coordination of airline schedules;

  •
  consultations on tariffs for the carriage of passengers and baggage and of freight on scheduled air services;

  •
  joint operations on new, less busy scheduled air services;

  •
  slot allocation and airport scheduling; and

  •
  common purchase, development and operation of computer reservation systems.

        In addition to being subject to EU competition laws, European air carriers are also subject to laws governing anti-competitive practices in each EU state in which they operate. Belgian, Spanish and Italian competition laws are substantially similar to those of the EU. A breach of EU competition laws could result in payment of damages to any third-party suffering a loss, invalidation of a part or all of relevant agreements, or the imposition of fines.

Access To Airport Facilities

        Airlines wishing to operate to congested airports may find it difficult to obtain take-off and landing slots. Terminal capacity may be limited and, in addition, there may be a restricted number of suppliers of ground handling services. At congested airports, slot allocation is dealt with by a coordinator who operates in accordance with EU regulations on slot allocation and various voluntary codes and practices. Slots are allocated by the relevant airport coordinator for no consideration. Although slots may be exchanged, they may not be sold. Due to the "grandfather rights" system, a specific slot may be retained year after year, subject to the carrier being able to demonstrate that it is using it in accordance with certain criteria. However, at a congested airport, it may be difficult or impossible to obtain additional slots or a series of slots which enables an efficient and commercially attractive timetable to be offered. Although EU legislation requires 50% of slots becoming available each year to be reserved for new entrants, the number of slots becoming available at peak times at a congested airport may be minimal.

        EU regulations on slot allocation are currently under review. This review may lead to an improvement or a worsening of access for newer and low-cost carriers to slots at congested airports. Even if some form of market-based system were to be introduced, this may not benefit a short-haul carrier such as Virgin Express, since slots are of higher economic value to carriers operating long-haul services and/or using larger aircraft.

Security

        In Belgium, the BCAA has the power to direct the aviation industry to take measures to prevent acts of criminal violence. The measures so directed usually follow the international standards developed by the International Civil Aviation Organization. Responsibility for implementing the measures and meeting their costs falls on both airlines and airport authorities. A number of foreign countries have also developed aviation security programs which place an onus on the Company to meet specified security standards. The Company believes that it is in compliance with all such standards.

C. Organizational Structure

        The immediate parent company of Virgin Express Holdings PLC is Virgin Sky Investments Limited ("VSIL"), which owns 59% of Virgin Express Holdings PLC, while the remaining 41% is held by public shareholders. VSIL (formerly named Virgin Blue Investments Limited) acquired its 59% ownership position on October 8, 2002 from its ultimate parent company, Virgin Group Investments Limited ("VGIL") at the then-current market price on the OTC Bulletin Board of US$3.125 per share. VSIL changed its name from Virgin Blue Investments Limited on October 30, 2002. VSIL itself is a wholly owned subsidiary of Virgin Retail Holdings Limited, which is a wholly owned subsidiary of VGIL, which is controlled by the trustees of certain Channel Island trusts.

        None of these trusts has a controlling interest in VGIL. The principal beneficiaries of these trusts are Sir Richard C.N. Branson and his immediate family.

        The principal subsidiaries of Virgin Express Holdings PLC are Virgin Express S.A./N.V. (Belgium) and Virgin Express (Ireland) Ltd. VE Belgium is incorporated in Brussels and is a wholly-owned subsidiary of the Company (with one share being held by Virgin Express Investments Ltd.). VE Ireland was incorporated in Ireland on September 10, 1998 and is a wholly-owned subsidiary of the Company. It has ceased operations.

        VE Belgium owns 50.08% of Vcats. The remaining shares are held by Alpha Airport Holdings B.V. Vcats is incorporated in Belgium.

        In April 2001, VEX Airlines (UK) Ltd. was incorporated, VE UK is a wholly-owned subsidiary of Virgin Express Holdings PLC. Its main purpose is to provide well-trained and adequate human capital and resources for the airline industry, including pilots, cabin crew and ground staff. It provides staff for VE Belgium's operations in London (Heathrow). It has ceased operations as of November 1, 2002.

D. Property, Plant and Equipment

Lease Of The Executive Office

        Virgin Express Holdings is situated and has registered offices at 120 Campden Hill Road, London, UK. The operating headquarters of VE Belgium at the Brussels National Airport are located in office facilities containing approximately 3,900 square meters, which are occupied pursuant to leases entered into on or about August 1, 1996 and varying in duration from six months to four years and are renewed automatically. VE Belgium also leases ticket sales counters and check-in desks at Brussels Airport.

Lease Of Ticket Sales Counters And Check-In Desks

        VE Belgium leases ticket sales counters and check-in desks at Brussels Airport from the relevant airport authority. Such arrangements may also include baggage handling, station operations, cleaning and other services. We believe that we have obtained such facilities at such airports at competitive rates.

Environmental Regulation And Noise

        Virgin Express is committed to working constructively with those concerned for the environment and to observing rules and regulations aimed at protecting the environment. It believes that it complies in all material respects with all local standards for emissions into the atmosphere and that it meets applicable standards relating to all other discharges into the environment.

        Noise is regulated by international and, in some cases, local and national standards. Current EU regulations require that aircraft must comply with Stage 3 noise requirements by April 1, 2002. All of the Company's aircraft already comply with such requirements.

Insurance

        The Company carries passenger liability insurance in an amount consistent with industry practice and insures its aircraft for loss and damage, including war and all-risk. There can, however, be no assurance that such coverage will fully protect it against all losses that it might sustain.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

        You should read the following discussion in conjunction with the consolidated financial statements included in this document. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United Kingdom (the "UK GAAP") which differ in certain significant respects from generally accepted accounting principles in the United States of America (the "US GAAP"). A discussion of the principal differences between UK GAAP and US GAAP and a reconciliation from UK GAAP to US GAAP of net income and shareholders' equity as of December 31, 2002, 2001 and 2000, is described in Note 36 to the consolidated financial statements.

Introduction To The Euro

        On January 1, 1999, the Euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including Belgium. The Company has adopted the Euro as its reporting currency in its consolidated financial statements and restated all Belgian franc amounts at the fixed exchange rate of BEF 40.3399 = EUR 1.00.

Revenues

Revenues From Scheduled Services, SN Brussels Airlines Agreements, Sabena Shared-Service Agreements And Ad Hoc Charter Services

        The Company carries passengers on scheduled flights. It no longer operates unprofitable time-based charters. Scheduled service is characterized by sales to consumers, either directly, through travel agents or through CRS. The Company's revenues for scheduled service are derived principally from the sale of airline services to passengers and are recognized when the flight has taken place. Total scheduled service revenues are primarily a function of fare levels and the number of seats sold per flight for scheduled service.

        Through the SNBA commercial agreement, which expired in March 2003, the Company receives revenue for a specified number of seats sold to SNBA on shared-service flights to certain destinations. On certain other routes, both companies agreed on soft block allotments. This means each carrier can sell capacity on certain of the other airlines routes, and in return, receive a commission for the sale based on the net fare received.

        The Company's exit from the time-based charter service business resulted in a decrease of its activity and a loss of charter revenue since November 1, 2000.

        Sabena, the Belgian national carrier, was declared bankrupt on November 7, 2001. As a result, the several shared-service agreements between Virgin Express and Sabena (the "Sabena Agreements"), under which Virgin Express provided aircraft under wet lease to carry out certain flights, were cancelled.

        The priorities for 2002 were to fill the approximately 40% gap in our revenues caused by the bankruptcy of Sabena, and continue with our product improvement, whilst expanding our route network to better serve our growing customer base. In spite of an extremely hostile trading environment, all of these objectives have been achieved.

        For the year 2002, scheduled service represented approximately 90% of the Company's total revenue as compared to 86% of its revenue in 2001.

Other Revenues

        The Company carries some freight shipments but the impact of freight sales on the Company's revenues and operations has thus far not been significant. The Company also derives revenue from fees charged to passengers for excess baggage and for service charges collected when customers change itineraries or forfeit amounts paid for nonrefundable tickets. Due to the restructuring in 2001, in 2002 Virgin Express had, on average, two excess aircraft. These aircraft have been subleased to Virgin Blue, an Australian-based airline forming part of the worldwide Virgin Group. All of these sources of revenue are classified as other revenue.

Events And Developments Affecting The Company's Operations

Seasonal Fluctuations

        The Company's business has always been subject to seasonal fluctuations, with the highest levels of activity coming in the peak summer vacation months.

Expenses

        The Company's ability to offer low-fares profitably stems largely from its ability to maintain or improve on its current relatively low cost structure. Its operating costs include expenses related to flight operations, aircraft fuel, aircraft rent, maintenance, passenger service, station operations, navigation fees, sales and marketing expense, depreciation and amortization expense, cost of goods sold on board and general and administrative expense. General and administrative expense includes accounting and legal fees and expenses, salaries and benefits for the Company's administrative and executive personnel, office rent, and other miscellaneous expenses.

        Generally, the operating expenses for the Company are significantly impacted by fuel prices and by US dollar/EUR exchange rates. In 2002, the operating expenses were EUR 224.7 million, representing 6.7% increase versus last year and in line with the revenue increase of approximately 7.2%. In 2002, the Company has continued its efforts to control strictly its operating expenses, and to further reinforce overhead cost controlling procedures.

Currencies Fluctuations

        The Company's costs accrue mainly in Euros and US dollars and, to a lesser extent, in the currencies of other countries where the Company operates. Contracts for fuel, aircraft rent, hull and liability insurance and some maintenance items are among the Company's largest expenses and are denominated in US dollars. The Company's revenues are generated primarily in Euros, with lesser amounts in other European currencies not linked to the Euro. Consequently, the Company's overall cost structure is greatly affected by changes in the EUR/$ exchange rate. Virgin Express generally enters into forward currency purchase contracts, conditions permitting, to fix a substantial portion of its EUR/$ exposure. As of December 31, 2002, Virgin Express had hedged around 55% of its 2003 USD needs.

Fuel Price Fluctuations

        During 2002 the price of jet fuel dropped around 13% on average as compared to 2001. The Company constantly evaluates the merit of fuel price hedging. At December 31, 2002, Virgin Express had entered into certain forward purchase contracts to hedge around 40% of its anticipated future fuel purchase commitment in 2003.

Results of operations

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Revenues

        Total revenues.    Revenue for the year amounted to EUR 227.3 million, compared to EUR 212.1 million in 2001, an increase of more than 7%. This increase was driven primarily by a 12% increase in Scheduled Services, partially offset by a decrease in other revenue.

        Scheduled revenues.    Scheduled revenues increased by approximately 12%, from EUR 181.7 million in 2001 to EUR 203.6 million in 2002. Despite the downturn in the airline industry, the Company has succeeded in replacing more than all the Sabena revenue, which represented over 40% of the 2001 revenue. This achievement was a result of the continuous improvement in our services and in time performance, increased use of our flights by corporate travelers, further developments in our distribution, pricing and revenue management strategy and the expansion of our network. Scheduled flights flown remained in line with last year, 20,264. Scheduled capacity increased 30% from 2,542 million ASKs to 3,310 million ASKs, representing an increase in the average sector length from 863km to 1,112km. Overall load factor for 2002 was 80.7% versus 81.7% in the year 2001. Unit revenues for scheduled service decreased 14% in 2002 to 6.15 EUR cents per ASK.

        Charter revenues.    As of November 1, 2000, the Company ceased operating its time charter business. This was a result of the decision not to renew its contract with NUR Touristic Group. Strong competition and reduced prices in travel packages made this segment of operation largely loss-making. The Company, however, continued to operate ad hoc charters which are generally profitable. Ad hoc charter, as opposed to time-based charter, is flown on demand and depends upon availability of aircraft. Charter revenues increased by 22%, from EUR 9.4 million in 2001 to EUR 11.5 million in 2002.

        Other revenues.    Other revenues include mainly revenue from freight, Vcats duty-free on-board sales, Vcats royalties and income from subleased aircraft. These revenues decreased significantly compared to last year due to the number of aircraft subleased in 2002 (an average around 2 in 2002 versus 7 in 2001). The other revenue amounted to EUR 21 million in 2001, compared to EUR 12.2 million in 2002, a decrease of 42%.

Operating Expenses

        Flight operations expense.    Flight operations expense includes cockpit crew salaries, benefits and expenses, crew training and accommodation. Flight operations expense increased 8%, from EUR 16 million in 2001 to EUR 17.3 million in 2002. The increase is entirely attributable to the increase in operations, which for the full year 2002 resulted in an increase of approximately 30% in capacity.

        Fuel expense.    Fuel expense includes the cost of fuel consumed and the cost of delivering the fuel into the aircraft. Fuel costs for the year 2002 were EUR 25.3 million, a decrease of 3.5% compared to 2001, accounting for some 11% of total operating costs. In order to manage the fluctuating price of fuel, the Group has entered into forward Purchase contracts to cover some USD 10.7 million approximately 40% of the forecast requirement for 2003. At the year end there was an unrealized gain of EUR 0.6 million on these contracts. Average fuel price paid by the Company for the year decreased to 75.99 US cents per gallon. This meant a decrease of some 13% compared to last year's average of 87.42 US cents per gallon.

        Navigation fees.    Navigation fees are billed directly to the airlines within Europe by Euro control on behalf of various government agencies for air traffic control services and en route navigation assistance. Although the flights flown in 2002 were approximately in line with 2001, the navigation and overflight costs increased by around 40% from EUR 17.7 million to EUR 12.7 million. This is mainly due to the increase of the navigation fees representing approximately 18% per year charged by Euro control, as of April 2002, and the increase of the average flight length from 863km to 1,112km.

        Maintenance expense.    Maintenance expense includes accrued maintenance reserves paid pursuant to aircraft leases for scheduled maintenance and overhauls, together with the cost of other scheduled and unscheduled maintenance. It also includes related labor, parts, supplies, and other expenses related to the upkeep of the aircraft as well as technical staff. Substantially all of the Company's maintenance is contracted out to various maintenance vendors. Total maintenance expense increased by 15.7% from EUR 22.6 million in 2001 to EUR 26.2 million in 2002. This increase is mainly due to the combined effect of three major events. First, the increase of block hours flown, from 38,139 in 2001 to 42,915 in 2002. Second, higher costs related to the restoration of some engines due to an unexpected and unusual deterioration. Finally, some 40% to 45% of the maintenance charge, mainly the acquisition of leasehold improvements and spare parts, is payable in US dollars. A decrease in the average US dollar/EUR exchange rate contributed positively to the maintenance expenditure for the year.

        Aircraft rental and insurance expense.    Aircraft rental and insurance expense is the amount paid as rent under aircraft leases, payments under wet leases and sub-charter and charges for hull insurance. Aircraft ownership expenses decreased in the year 2002 from EUR 56.1 million in 2001 to EUR 45.7 million in 2002. This decrease is due to the combined effects of three major items. Three aircraft coming to the end of their lease term were not renewed or replaced in 2002. The decrease in the average US dollar/EUR exchange rate contributed positively to the reduction in aircraft ownership costs. Finally, due to the terrorist attacks in the United States of America on September 11, 2001, all insurance companies have significantly increased their premiums for war risk and third-party liability.

        Station operations expense.    Station operations expense includes all expenses incurred at the airport for handling aircraft and passengers, as well as all landing fees, rent for airport facilities and costs for airport ground personnel. Station operations expenditure during the year 2002 increased by 4.9% compared to the prior year. The actual charge for the year was EUR 37.5 million versus EUR 35.7 million in the prior year. The increase is mainly due to the increase of airport fees in response to the events of September 11, 2001.

        Passenger services.    Passenger services expense includes the cost of salaries, benefits and expenses for cabin crews, as well as the cost of in-flight catering, in-flight supplies and passenger liability insurance. Passenger services expense increased by 48% from EUR 11.2 million in 2001 to EUR 16.7 million in 2002. The increase is mainly explained by the doubling of our own sales in replacement of the Sabena block seats revenue and by an increase in passenger liability insurance cost resulting from the September 11 terrorist attacks.

        Sales and marketing expense.    Sales and marketing expense includes the cost of reservations, including personnel costs, telecommunications costs related to reservations, credit card discounts, travel agent commissions, advertising and other promotion expenses and costs incurred by the marketing department in relation to scheduled services. Sales and marketing expense increased by 40% from EUR 14.1 million in 2001 to EUR 19.7 million in 2002. The increase is mainly due to the doubling of the Company's own sales.

        Depreciation and amortization expense.    Depreciation and amortization expense includes primarily depreciation on ground and computer equipment. The Company's most substantial assets, its aircraft and facilities, are all held under operating leases and thus are not depreciated. Nevertheless, the Company invests year by year a significant amount of money in aircraft leasehold modifications to keep its aircraft clean and up-to-date on a technical requirements level and for passenger comfort. Depreciation and amortization for the year 2002 was EUR 1.7 million, compared to EUR 1.2 million in 2001.

        General and administrative expenses.    General and administrative expenses include the salary and related costs of management and staff, premises costs and other administrative expenses. Total general and administrative expenses were EUR 16.9 million for the year 2002, compared to EUR 14.7 million for the year 2001. The increase is mainly due to the following factors. As a result of the excess share buy back in 1999, a provision charge of EUR 0.3 million has been accrued in 2002 compared to an amount of EUR 0.2 million written back in 2001. A series of non-recurring professional fees were incurred in 2002 for a total amount of around EUR 1.0 million regarding the subordination of the Barfair loan, the conversion into equity of a certain balance due from VE Belgium to Virgin Express Holdings and the transfer of its ADS listing from the NASDAQ National Market to the OTC Bulletin Board market.

        Trustees awarded shares.    Concurrent with the initial public offering of the Company's shares, trustees of a trust established for the benefit of employees of the Company subscribed for 95,000 shares at par (BEF 10 centimes per share), representing approximately 2% of the issued share capital of the Company. The trustees awarded shares at no cost to employees, having considered criteria established by the Company's board of directors. At this date, 80,313 shares had been awarded. During 2002 and 2001, the Company recorded no compensation cost. All awarded shares from previous years had vested by the end of the year 2000.

        Non-operating items.    Non-operating items include interest income net of interest expense, bank charges and letter of credit fees. In the year 2002, the Company recorded a net non-operating loss of EUR 2.6 million compared to a net non-operating loss in the prior year of EUR 0.7 million. In 2002, the non-operating items included an accrued interest charge of EUR 1.3 million on the Group credit facility from Barfair Limited. 2001 includes a net disposal of the London Gatwick slots which have been sold upon the cessation of that route early in April 2001, for EUR 2.4 million.

Pre-Tax Income (Loss)

        The Company realized a pre-tax profit of EUR 0.04 million in the year 2002 compared to a pre-tax profit of EUR 0.9 million in 2001.

Net Income (Loss)

        The Company reported net income after taxation and minority interest of EUR 0.4 million as compared to a EUR 0.1 million profit in the prior year.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Revenues

        Total revenues.    Revenue for the year amounted to EUR 212.1 million, compared to EUR 289.9 million in 2000, a decrease of 27%. This decrease was driven primarily by a 47% decrease in overall capacity largely due to a decrease in charter operations of 89% (as a result of the decision not to renew the time-based charter contract with NUR, and to cease operations on this loss-making operation as of November 2000). In addition, a reduction of capacity on scheduled service reduced overall capacity by 24%. For 2001, unit revenues were up 38% to 7.75 EUR cents per ASK, compared to 5.63 EUR cents per ASK for the year 2000. This increase was due to well-controlled revenue management, as well as high load factor in the second and third quarters of 2001 (89.6% and 91.8%, respectively).

        Scheduled revenues.    Scheduled revenues decreased 11%, from EUR 204.6 million in 2000 to EUR 181.7 million in 2001. The decrease resulted from the Company's restructuring plan begun in early 2001 and from the reduced revenues in the fourth quarter (down 21% compared to the same period of last year) as a result of the bankruptcy of Sabena, and the associated loss of revenue from the shared-service agreements. Scheduled flights flown decreased 27% from 28,069 to 20,366. Scheduled capacity decreased 24% from 3,361 million ASKs to 2,542 million ASKs. Load factor in the fourth quarter decreased by 3.2 percentage points, from 74.9% in the last quarter of 2000 to 71.7% in the fourth quarter of 2001. The occupancy in the fourth quarter was adversely impacted by the September 11th terrorist attacks in the United States of America, and the impact thereof on the aviation industry. Furthermore, the Sabena code-share agreement for Rome, Barcelona and London (Heathrow) was cancelled as a result of Sabena's bankruptcy in early November 2001. For the full year 2001, the occupancy ratio was up by 8.4 percentage points. Overall load factor for 2001 was 81.7% versus 73.3% in the year 2000. Unit revenues for scheduled service decreased 5% in the fourth quarter to 6.04 EUR cents per ASK; for the year, unit revenues for scheduled services were up 17% to 7.15 EUR cents per ASK.

        Charter revenues.    As of November 1, 2000, the Company ceased operating its time charter business. This was a result of the decision not to renew its contract with NUR Touristic Group. Strong competition and reduced prices in travel packages made this segment of operation largely loss-making. The Company, however, continued to operate ad hoc charters which are generally profitable. Ad hoc charter, as opposed to time-based charter, is flown on demand and depends upon availability of aircraft. Charter capacity decreased for the full year by 89%. Charter revenues decreased by 87%, from EUR 72 million in 2000 to EUR 9.4 million in 2001.

        Other revenues.    Other revenues include mainly revenue from freight, Vcats duty-free on-board sales, Vcats royalties and income from subleased aircraft. These revenues increased significantly compared to last year due to the number of aircraft subleased in 2001. The other revenue amounted to EUR 21 million in 2001, compared to EUR 13.2 million in 2000, an increase of 59%. Revenue from Vcats further decreased as a result of the elimination of duty-free sales on intra-EU flights from July 1, 1999.

Operating Expenses

        Flight operations expense.    Flight operations expense includes cockpit crew salaries, benefits and expenses, crew training and accommodation. Flight operations expense decreased 45%, from EUR 29.2 million in 2000 to EUR 16 million in 2001. The decrease is entirely attributable to the decrease in operations, which for the full year 2001 resulted in a cutback of 47% in capacity. In addition, EUR 1.1 million has been written back to the profit and loss account in respect of the contract pilot provision that is beyond the five-year claim period.

        Fuel expense.    Fuel expense includes the cost of fuel consumed and the cost of delivering the fuel into the aircraft. Fuel costs for the year 2001 were EUR 26.2 million, a decrease of EUR 27.1 million compared to 2000, accounting for some 12% of total operating costs. In order to manage the fluctuating price of fuel, the Group has entered into forward Purchase contracts to cover some EUR 14 million (56%) of the forecast requirement for 2002. At the year end there was an unrealized loss of EUR 0.6 million on these contracts. Average fuel price for the year decreased to 87.42 US cents per gallon. This meant a decrease of some 12% compared to last year's average of 99.25 US cents per gallon.

        Navigation fees.    Navigation fees are billed directly to the airlines within Europe by various government agencies for air traffic control services and en route navigation assistance. Flights flown decreased by 38% and resulted in a decrease in over-flight and terminal navigation costs by 45%. Eurocontrol, the controlling body of European over-flight center and charges, has announced a significant increase in navigation charges as of April 2002. As the Company operates mainly in Europe, this will mean an anticipated increase of approximately 18% per year.

        Maintenance expense.    Maintenance expense includes accrued maintenance reserves paid pursuant to aircraft leases for scheduled maintenance and overhauls, together with the cost of other scheduled and unscheduled maintenance. It also includes related labor, parts, supplies, and other expenses related to the upkeep of the aircraft as well as technical staff. Substantially all of the Company's maintenance is contracted out to various maintenance vendors, primarily Sabena Technics (which forms part of the Sabena Group, but is a separate legal entity). The Company has signed a contract with KLM Engineering to provide technical support to its aircraft as of 2002. Total maintenance expense fell 46%, which resulted from the Company's decrease in activity over the year 2000, after the initiation of the restructuring process and the sublease of 7 of its aircraft. Some 55% of the maintenance charge, mainly the acquisition of leasehold improvements and spare parts, is payable in US dollars. A decrease in the average US dollar/EUR exchange rate contributed positively to the reduction in maintenance expenditure for the year.

        Aircraft rental and insurance expense.    Aircraft rental and insurance expense is the amount paid as rent under aircraft leases, payments under wet leases and sub-charter and charges for hull insurance. Aircraft ownership expenses decreased in the year 2001 from EUR 90.4 million in 2000 to EUR 56.1 million in 2001. The company had early returned to the lessor four aircraft in 2001 and has been able to sublease 7 aircraft to other airlines. This has significantly reduced aircraft ownership expense. Due to the terrorist attacks in the United States of America on September 11, 2001, all insurance companies have significantly increased their premiums for war risk and third-party liability. The excess charge is estimated at some 4.5 US dollars (approximately EUR 5) per transported passenger. The European Commission has allowed local government compensation during a certain period of time. This period which began November 2001 lapsed as of June 2002. In 2000, the Company took a EUR 17.5 million restructuring provision. The provision included a EUR 11.4 million charge on aircraft ownership expense, which was the difference between the head-lease cost paid to the original lessor and the estimated sublease payments to be received. During the year, EUR 1.4 million has been written back to the profit and loss account because of a change in fleet planning during 2001. Aircraft previously thought to be surplus were actually required to fulfill the scheduled and ad hoc obligations and as such the provision for the estimated future sublease shortfall has been reversed.

        Station operations expense.    Station operations expense includes all expenses incurred at the airport for handling aircraft and passengers, as well as all landing fees, rent for airport facilities and costs for airport ground personnel. Station operations expenditure during the year 2001 decreased by 38% compared to the prior year. The actual charge for the year was EUR 35.7 million versus EUR 57.4 million in the prior year. The decrease was due to the cessation of loss-making routes, including the operations of the Irish business by VE Ireland.

        Passenger services.    Passenger services expense includes the cost of salaries, benefits and expenses for cabin crews, as well as the cost of in-flight catering, in-flight supplies and passenger liability insurance. Passenger service expense also reflects the decreased level of activity with 43% fewer block hours and 38% fewer flights being flown in 2001 compared to 2000. Charges dropped from EUR 16.9 million in 2000, to EUR 11.2 million in 2001.

        Sales and marketing expense.    Sales and marketing expense includes the cost of reservations, including personnel costs, telecommunications costs related to reservations, credit card discounts, travel agent commissions, advertising and other promotion expenses and costs incurred by the marketing department in relation to scheduled services. Sales and marketing costs were at the same level as 2000, of EUR 14 million due to the continuing strategy to efficiently target promotional fares in a highly competitive market, and increased charges related to the introduction of the CRS systems, which allow the Company to expand its distribution channel.

        Cost of duty-free sales.    Cost attributable to Vcats in the year 2001 were EUR 1.2 million. This is a reduction as compared to 2000 of more than 50%, which is attributable to the withdrawal from time-charter business and a decrease of 87% in charter activities. Charter destinations are longer destinations than the short-haul scheduled flights and therefore passengers tend to spend more on consumables and other products on charter destinations. Furthermore, many charter destinations were non-EU flights, which allowed for duty-free sales.

        Depreciation and amortization expense.    Depreciation and amortization expense includes primarily depreciation on ground and computer equipment. The Company's most substantial assets, its aircraft and facilities, are all held under operating leases and thus are not depreciated. Nevertheless, the Company invests year by year a significant amount of money in aircraft leasehold modifications to keep its aircraft clean and up-to-date on a technical requirements level and for passenger comfort. Depreciation and amortization for the year 2001 was EUR 1.2 million, a decrease compared to 2000 of approximately 58%. The reduction was a result of capital expenditure fully depreciated by the end of last year, and a write down of the net book value of investments related to the Irish operations in last year's accounts.

        General and administrative expenses.    General and administrative expenses include the salary and related costs of management and staff, premises costs and other administrative expenses. Total general and administrative expenses were EUR 14.7 million for the year 2001, compared to EUR 21.3 million for the year 2000. Following the excess share buy back prior to 2001, an amount of EUR 0.2 million has been written back in general and administration expense in respect of the remaining shares at 31 December 2001, to adjust those shares down to the market value as at year end. The decrease also reflects the decrease in activity and the cessation of the Irish operations.

        Trustees awarded shares.    Concurrent with the initial public offering of the Company's shares, trustees of a trust established for the benefit of employees of the Company subscribed for 95,000 shares at par (BEF 10 centimes per share), representing approximately 2% of the issued share capital of the Company. The trustees awarded shares at no cost to employees, having considered criteria established by the Company's board of directors. At this date, 80,313 shares had been awarded. During 2001, the Company recorded no compensation cost versus a EUR 0.4 million expense for the year 2000. All awarded shares from previous years had vested by the end of the year 2000.

        Non-operating items.    Non-operating items include interest income net of interest expense, bank charges and letter of credit fees. In the year 2001, the Company recorded a net non-operating loss of EUR 0.7 million compared to a net non-operating loss in the prior year of EUR 2.3 million. The non-operating items included an accrued interest charge of EUR 2.8 million on the Group credit facility from Barfair Limited. Furthermore, it includes a net disposal of the London Gatwick slots which have been sold upon the cessation of that route early in April 2001, for EUR 2.4 million.

Pre-Tax Income (Loss)

        The Company realized a pre-tax profit of EUR 0.9 million in the year 2001 compared to a pre-tax loss of EUR 65.4 million in 2000. These results were impacted by the Company's ability to cut its costs in several operations and to further streamline its operational processes. Also, fuel prices returned to acceptable price levels, due in part to lower oil prices and in part to forward fuel purchase contracts concluded at the end of the year 2000.

Taxation

        During the year the Belgian Tax Authorities have undertaken an audit of the 1998 and 1999 tax computations. While the general outcome of the audit was satisfactory, in respect of the 1998 submission, the Tax Authorities have rejected the provision for contracted pilots social security costs, and have sent an assessment for additional taxes to be paid for 1998 amounting to EUR 0.7 million. While this assessment is being contested by Virgin Express, the amount has been provided for in the financial statements at 31 December 2001 given the uncertain outcome of the appeal. For the 1999 return, no such assessment has been received, and the Company believes that if the 1999 provisions were also rejected, the Company has sufficient tax losses carried forward to compensate any such assessment for that year.

Net Income (Loss)

        The Company reported net income after taxation and minority interest of EUR 0.1 million as compared to a EUR 65.4 million loss in the prior year.

B. Liquidity and Capital Resources

        The Company funds its working capital and capital expenditure requirements from cash flow from operations and periodic borrowings. Cash inflow from operations for the year ended December 31, 2002 total EUR 2.5 million compared to a cash outflow of EUR 11.4 million for the year ended December 31, 2001. Of the Company's cash reserves of EUR 20.7 million at December 31, 2002, EUR 10.9 million was restricted by virtue of being used for cash security deposits with various fuel vendors, airport authorities and aircraft lessors and EUR 9.8 million was unrestricted.

        The consolidated financial statements have been prepared on a going concern basis which assumes that the Group will have sufficient funds to meet its liabilities as they fall due during the next 12-month period from the date of such consolidated financial statements. In that regard, VSIL, the majority shareholder of the Company, has provided to the Directors of the Company a letter of support setting out VSIL's commitment to provide sufficient funding to the Company to enable it to meet its liabilities as they fall due, for at least until June 30, 2004, and, as explained below, has also procured that Barfair Limited ("Barfair"), a wholly-owned subsidiary of VSIL will not require repayment of amounts loaned, or accrued interest thereon, to the Company as at 31 December 2002 so as to prejudice the ability of the Company or its subsidiaries to meet their liabilities as they fall due, and in any event not prior to 30 June 2004.

        In addition, the Company has received a loan from Barfair Limited, a wholly-owned UK subsidiary of Virgin Group Investments Limited, in the amount of US$25 million. In view of operational needs for 2001, the Company received an additional credit facility from Barfair for US$7.5 million, bringing the total available funds to US$32.5 million. In November 2002, a variance agreement was signed by the parties, with effect from end of August 2002, changing the currency of the facility from US dollars to Euros. As at December 31, 2002, the Company had used EUR 28.5 million of the total loan facility of EUR 32.995 million. On March 17, 2003, the facility was transferred to VSIL and is expected to be repaid through fundraising transactions in 2003, including an ordinary share placing with VSIL and a rights offering to qualifying shareholders for EUR 35 million that is scheduled to close at the end of June 2003, as well as further refinancings. As a result, the indebtedness of the Company is expected to be substantially reduced and the net equity of the Company is expected to be substantially increased.

        The Company does not maintain an inventory of spare engines or spare parts because it believes it is more economical to utilize the inventories of others, pursuant to contractual pooling and supply arrangements. Therefore, no material amounts of capital are used to provide spares support. Capital expenditure has historically been comprised primarily of pre-delivery deposits to manufacturers for new aircraft, which are refunded to the Company upon re-delivery of the aircraft, as well as minor amounts for computer and reservations equipment. For the year ended December 31, 2002, capital expenditure for tangible fixed assets totaled EUR 16.7 million compared to EUR 15.2 million for the year ended December 31, 2001.

        The Company's aircraft require annual maintenance inspections ("C-checks"), typically costing $265,000 per aircraft. These expenses are accrued each month and paid upon completion of the inspection. Expense provisions for scheduled major engine overhauls, airframe overhauls ("D-checks"), and auxiliary power unit overhauls and landing gear overhauls are accrued based on flight hours flown each month. Each month, the Company is required to make cash deposits with its aircraft lessors in amounts generally equivalent to these accruals. Certain of the Company's aircraft were acquired pursuant to leases wherein the prior lessee had not provided for its portion of the airframe D-check consumed by that prior lessee. In those cases, the Company has agreed to pay the shortfall, beyond its own provisions and deposits, when such D-checks must be accomplished. The expense impact of shortfalls on D-checks is currently being accrued at $1 million.

        The Company has arranged bank lines of credit totaling EUR 9.9 million from ING Bank (formerly named Banque Bruxelles Lambert). The credit facility has an unlimited duration and contains certain limited covenants. As of December 31, 2002, the Company had EUR 6.7 million of its lines of credit to support letters of credit issued in lieu of the Company's making cash security deposits with various fuel vendors, airport authorities and aircraft lessors.

        The following table presents a summary of the Company's obligations and commitments as at December 31, 2002 and the effect these obligations are expected to have on the Company's cash flow in the future periods as set forth below:

	Payments due by period In '000 EUR
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Barfair Credit Facility (1)	28,427	Nil	28,427	Nil	Nil
Aircraft Lease Commitments	162,883	36,998	43,173	29,133	53,579
Operating Leases on Land and Buildings	885	395	490	Nil	Nil

Total payments due	192,195	37,393	72,090	29,133	53,579

(1)
Repayable upon demand of VSIL, but in any event not before June 30, 2004.

	Amount of Commitment Expiration Per Period In '000 EUR
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines Of Credit (2)	9,900	9,900	Nil	Nil	Nil

Total Commitments	9,900	9,900	Nil	Nil	Nil

(2)
Subject to annual review by the banks.

C. Research and Development, Patents and Licenses, etc.

        None

D. Trend Information

        We were voted best short haul airline in 2002 at the TM Travel Awards, and we are the carrier transporting the highest number of passengers from the Brussels Airport.

        Over the past two year, the Company has built Belgium's most profitable "value for money" airline, carrying more passengers than any other airline from Brussels' airport, and with an on time performance exceeding 90%. With the Fundraising and the New Loan Facility, the Company intends to continue its growth and to offer an even wider choice of destinations to its business and leisure customers alike.

        As part of its strategy to minimise the negative impact of the current economic downturn in the aviation sector (including excess of capacity and fare wars) and the revenue gap which followed the termination of the code share agreement with SNBA, we have taken a number of actions:

Rationalize Capacity On Relevant Routes

        On routes where we have and SNBA had code-share deals, we have recalculated capacity needs based on the new market conditions and capacity developments of competitors, including SNBA. This has resulted into a reduction in production on routes like Barcelona, Rome, Madrid and Nice. In the current models and based on 2000-2001 traffic streams we believe that there is sufficient traffic to fill the capacity we are putting into the market. The aircraft capacity that has been released with this has been partially taken out of the fleet (reduction from 13 to 12 active units) and deployed on new routes with a lower competitive impact (Brussels-Bordeaux, Brussels—Palma de Majorca and Amsterdam—Rome).

New Partnerships

        To partially replace the SNBA revenue we have developed new partnerships on a number of routes. On the Portuguese routes we have entered into a code share agreement with Air Luxor, giving it enhanced distribution power. On the Brussels-London route a code share agreement was entered into with VLM Airlines. The new initiative Amsterdam-Rome is a 50% partnership with Airtrade/Budgetair limiting risk and contributing guaranteed revenue. Scandinavian routes are operated under a code share agreement with Malmö Aviation.

Product Developments

        We are constantly improving its competitiveness. The following initiatives have been taken:

  •
  New fare rules have been introduced allowing more flexibility for passengers and bringing in substantial revenue through change fees;

  •
  Lower leading fares allowing a more competitive communication and making it even more attractive for the passengers;

  •
  More routes making our portfolio even more attractive for travel agents to sell and corporate passengers to commit to using us;

  •
  New communication strategy towards travel agents and consumers allowing us to react swiftly to competitive situations;

  •
  Enhanced e-commerce strategy; and

  •
  A new distribution platform that is better suited to develop more passenger/agent user-friendly distribution solutions that will be introduced over the coming months.

        Virgin Express has set the tone for many changes to the airline model in Europe. It is committed to further develop its value-for-money product and stay ahead of developments in the market. The Virgin Express low fare model is determined to differentiate from models of the likes of Ryanair and EasyJet, thus creating a market for low fare transportation, from major airports with a high customer care attitude at the lowest cost of production possible.

        Despite the introduction of the initiatives discussed above, the results of the first quarter 2003 are below expectation, a net loss of EUR 11.7 million. Due to the current number of uncertainties faced by our industry (e.g.: economic downturn, price war, excess of capacity, the effect of the Iraq war, terrorism and SARs), it is very difficult to predict the recovery of the economy or the outcome of such uncertainties for the year 2003. Nevertheless, the Company will further implement the above-defined actions and will be able to rely on the financial support of its main shareholder VSIL (through VSIL's participation in the Fundraising and agreement in principle to make available the New Loan Facility) to pursue its strategy.

E. Critical Accounting Policies

        Our accounting policies are described in Note 1 to Notes to the Consolidated Financial Statements in Item 8 of this Annual Report. We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Aircraft Maintenance Costs

        Maintenance expense includes accrued maintenance reserves paid pursuant to aircraft leases for scheduled maintenance and overhauls, together with the cost of other scheduled and unscheduled maintenance. It also includes cost associated with normal line maintenance and costs for spare parts, as well as cost for technical staff.

        Management believes that a detailed description of the Company's aircraft maintenance costs may be important to the portrayal of the Company's financial condition and results. The following description involves management's judgments and estimates about the effect of matters that are inherently uncertain.

        The Company prepays amounts called prepaid reserves to the lessor on heavy duty maintenance checks, which are based on a pre-defined life cycle of utilization. However, a number of conditions could have an adverse impact on these estimated life cycles, and thus could create a shortfall in the prepaid reserves. Such shortfalls are accrued for on the following basis:

        C-checks.    Provision is made for C-checks on a flying hours basis, based on estimated hours to the next C-check assessed on an individual aircraft basis. This is different from the prior year when a cycle of 4,000 hours was used. The average cost estimate of US$265,000 is consistent with prior year. While significant costs were incurred on aircraft returning from sub-leases, management considers these to be unrepresentative and have not amended provisioning rates. During the year the company reverted to its previous maintenance supplier Sabena Technics, having no significant impact on the operating costs. While most lease agreements require a C-check immediately prior to return, no separate provision is made for such a return C-check as management considers the normal C-check provision, calculated on a flying hours basis, to be adequate to cover such costs. It is normal practice to schedule "C-checks' to coincide with return whenever possible.

        D-Checks.    The cost of a "D-check' is calculated on a flying hours basis, using a cycle of 23,000 hours and a cost estimate of US$1 million (consistent with the past two years). Provision is made only to the extent there is a shortfall expected to arise against the monthly reserve payments made to the lessors. Where there is no "D check' return requirement, no provision is made if it is anticipated that the aircraft will be returned prior to the end of the lease.

        Engines.    Engine maintenance provisions are essentially covered by monthly reserve payments to lessors as governed by the terms of the lease agreements. The amounts paid are generally considered sufficient to meet the expected costs. However when shortfalls are expected to arise, additional provisions are established. The basis of providing for engine maintenance is consistent with the past two years.

Reporting Financial Performance

        We report certain items as either operating exceptional items or non-operating exceptional items. Exceptional items are regarded as being material items which derive from events or transactions that fall within the ordinary activities of the Company or in aggregate need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Valuation Of Long-Lived And Intangible Assets And Goodwill

        Under U.K. GAAP, we assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

        Under US GAAP, in 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we ceased to amortize EUR 51 million of goodwill as of January 1, 2002. We had recorded approximately EUR 14 million of accumulated amortization as of December 2001. In lieu of amortization, we are required to perform an initial impairment review of our goodwill on the adoption of SFAS No 142 on January 1, 2002 and at our annual review date of December 31, 2002. As a result of this initial goodwill impairment review, no indication of goodwill impairment was identified at January 1, 2002 and at December 31, 2002.

F. New Accounting Standards

        The following accounting standards will impact our future consolidated financial statements when adopted as set out below.

UK GAAP

        FRS 17 Retirement Benefits.    This standard sets out requirements for the accounting and disclosure of an employment retirement benefit obligations and related funding. Recognition in the primary statements is not required until 2005. The Company has started a retirement and pension plan for executive officers of VE Belgium. However, this scheme is a defined contribution scheme and thus, FRS 17 is not applicable. There is no profit and loss or balance sheet impact arising from this change in regulation.

US GAAP

        SFAS No. 143 Accounting for Asset Retirement Obligations.    In June 2001, the FASB issued SFAS No. 143, requiring companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS No. 143 is applicable for 2003. The Company has not yet evaluated the effect of this standard on the consolidated financial statements, however, management believes there will be no major impact thereon.

        SFAS No. 145.    In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The Company believes the adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

        SFAS 146.    In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for charges in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

        SFAS 148.    In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB statement No. 123" ("SFAS 148"). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

        SFAS No. 149.    In April 2003 the FASB issued SFAS No. 149 "Amendment of FASB Statement No. 133" on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133, "Accounting for Derivative instruments and Hedging Activities". The Statement is generally effective for contracts entered or modified after June 30, 2003 and the Company has not yet evaluated the effect of this standard on the consolidated financial statements, however, it believes there will be no material impact on the financial position or results of operations.

        SFAS No. 150.    On May 15, 2003, the FASB issued SFAS No.150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. The Statement is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact on our financial position or results of operations.

        FIN 46—Consolidation of Variable Interest Entities.    In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities—"VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not believe it has any VIE's.

G. Related Party Transactions

        The main related party transactions are with affiliates of VGIL, which is the ultimate holding company of the Company's principal shareholder. Details about these transactions are set forth in Item 7B.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Directors of the Company as of December 31, 2002 were:

Name	Position	Position held since	Term of office remaining
Richard C.N. Branson	Chairman Emeritus; Director	Sept. 24, 1992	Indefinite
David A. Hoare	Executive Chairman; Director	Oct. 21, 1999	Indefinite
Neil Burrows	Managing Director	Nov. 08, 2000	Indefinite
Luc J. Bertrand	Non-Executive Director	Oct. 21, 1997	Indefinite
Stephen M. Murphy	Non-Executive Director	Apr. 23, 2002	Indefinite
Mark Poole	Non-Executive Director	Jul. 27, 2000	Indefinite

        All Directors are appointed in their own name.

        Sir Richard Branson has served as Chairman Emeritus and as a Director of the Company since its formation. Since the early 1970s, Sir Richard has founded and/or served as a director and chairman of numerous companies, including Virgin Atlantic Airways Limited, Virgin Entertainment Group Limited, Virgin Rail Group Limited, V2 Music (Holdings) Limited, Virgin.com Ltd and Virgin Hotels Group Limited, as well as joint ventures such as Virgin Money Group, Virgin Mobile Telecoms Ltd, Virgin Mobile US Inc and Virgin Cars Ltd. In addition to his business activities, Sir Richard Branson is a trustee of over a dozen charities, including the Virgin Healthcare Foundation and has undertaken headline-making transatlantic and transpacific boat and balloon challenges.

        Mr. David Hoare joined the Board of Directors as Non-Executive Director in 1997, taking the position of Executive Chairman in October 1999. After graduating from the Stanford Business School in 1977, he joined Bain & Company, the strategy consulting company, and became partner of the London practice. In 1986, he co-founded Talisman Management International. He has held the position of CEO at Cope Allman International Plc, COO of National Home Loans and CEO of Thorn UK. Before joining the Company, he was CEO of Laura Ashley PLC.

        Mr. Neil Burrows is a seasoned aviation professional and has held a number of senior management positions in the European airline industry over the past 15 years. He has 35 years experience as a professional pilot during which time he spent five years as a safety regulator. He was a founding director of the successful UK charter airline Air 2000. Joining Virgin Express NV/SA as Director of Flight Operations in January 2000, he was appointed Managing Director of Virgin Express NV/SA and a board member of the Company later that year.

        Mr. Luc Bertrand has served as a Director of the Company since October 1997. From 1974 to 1986, he served in various corporate finance capacities with Bankers Trust Company, including Vice President of Corporate Finance, North Europe. Since 1985, he has served in various capacities, including Chairman of the Executive Committee and Managing Director with Ackermans & Van Haren N.V., an industrial holding company based in Belgium, from 1992 to the present.

        Mr. Stephen Murphy served as a Director from 8th March 1999 to 11th July 2000 and was re-appointed in April 2002. From April 1994 to May 2000 he was Virgin Group Finance Director, re-joining Virgin in November 2001 as Executive Director—Transportation, overseeing Virgin Group's transportation interests. Mr. Murphy is a director of Virgin Atlantic Limited, Virgin Blue Airlines Pty. Ltd and is Co-Chairman of Virgin Rail Group Holdings Limited and holds a number of other directorships in Virgin. He previously held senior finance positions in Mars, Unilever and The Quaker Oats Company.

        Mr. Mark Poole was appointed Group Finance Director of VGIL in 2000 and has had extensive exposure to the Virgin Group over the last ten years. In 1990, he joined the Virgin Group as a corporate tax consultant. He established a tax department enabling the Group to manage its tax compliance in-house and took on responsibility for providing corporate tax planning advice with respect to company acquisitions and disposals, restructuring, liquidations and other corporate transactions. Mr. Poole has a degree in Civil Engineering from Bristol University and became a member of the Institute of Chartered Accountants in England and Wales in 1989, following five years with BDO Binder Hamlyn.

The Executive Officers Of The Company As Of December 31, 2002 Were:

Name	Position	Position held since	Term of office remaining
Neil Burrows	Managing Director	Nov. 8, 2000	Indefinite (*)
Allan Blake	Director—Flight Operations	Jan. 1, 2001	Indefinite (*)
Caroline Suy	Legal Counsel	Jun. 17, 2002	Indefinite (*)
Sang-Chul Mathot	Chief Financial Officer	Jan. 21, 2002	Indefinite (*)
Lode Ketele	Director—Technical	Jan. 4, 2000	Indefinite (*)
Eric Nys	Head of In-flight Services	Jan. 4, 2001	Indefinite
Yves Panneels	Corporate Communication Manager	Feb. 1, 2000	Indefinite
Paul Sies	Commercial Director	Apr. 1, 2000	Indefinitev (*)
Katya Sokolsky	Director Human Resources	Aug. 15, 2000	Indefinite (*)
Mike Whelan	Head of Information Technology	Apr. 1, 2001	Indefinite

(*)
Members of the Board of Directors of VE Belgium. Their current term will expire in May 2005.

        Mr. Neil Burrows was appointed Managing Director of VE Belgium as of November 8, 2000, when he replaced Mr. Osborne, who had then just resigned as Director and Managing Director of both the Company and VE Belgium. Captain Neil Burrows joined the Company from Martinair Holland. He has held the position of Director of Flight Operations with several European airlines and is co-founder of Air 2000. He has been an inspector of the UK Civil Aviation Authority for the past five years.

        Mr. Allan Blake, replaced Mr. Neil Burrows as Director Flight Operations, after Mr. Burrows was appointed Managing Director of the Company as a replacement for Mr. Osborne. Captain Allan Blake has worked in civil aviation for over thirty years, including thirteen years in airline management. He held the post of A320 Fleet Manager with Air 2000 one of the UK's leading charter airlines. When he left Air 2000 in 1995, he was appointed as B767 Training Manager by Ansett/Alitalia where he was responsible for the training task associated with introducing a fleet of six B767 into ETOPS service with Alitalia. More recently, he held the position of Director of Training with GE Capital Aviation Training. As Director of Training he was the postholder responsible for all TRTO training and was part of the team responsible for negotiating the training contract for the new Embraer 170/190. Captain Blake joined Virgin Express in January 2001.

        Ms. Caroline Suy was appointed Legal Counsel as of June 17, 2002. Ms. Suy has been a lawyer at the Brussels bar for more than four years, working previously for Linklaiters & Paines. She is a graduate of the University of Leuven.

        Mr. Sang-Chul Mathot was appointed Chief Financial Officer as of January 21, 2002. He is a graduate of the University of Namur (Belgium) and holds a Masters Degree in Economics. His professional career started at Arthur Andersen, where he worked for four years as an auditor. Before joining Virgin Express in August 2000 as Financial Controller, he worked for Sugro, where he had the same responsibilities.

        Mr. Lode Ketele was appointed as Technical Director in 1999. Mr. Ketele obtained a degree in Industrial Engineer Electro-Mechanics from the University of K.I.H.W.V. Ostend and a Postgraduate degree in Aeronautics from VUB/RUG/KUL University. His professional career started at European Air Transport, where he worked from 1987 to 1989 as an assistant to the Director of Maintenance. He then worked at TEAMCO, from 1989 to 1992 as an assistant to the Chief Inspector and as a Maintenance Control Supervisor. From 1992 to 1995 he was an assistant Technical Director at Eurobelgian Airways before joining Air Belgium in 1995 and City Bird in 1996 as a Technical Director.

        Mr. Eric Nys was appointed as Head of In-flight services in January 2001.

        Mr. Yves Panneels has a degree in Political Sciences obtained at the University of Leuven (KUL) in 1989. He is also holder of a degree in Eastern European Studies, and studied European Law at the University of Urbino (Italy). After he fulfilled his military service, for which he spent an amount of time in Croatia within the framework of a UN-operation, Yves Panneels was spokesman for Sabena from 1993 until 1996. During the first year that Distrigas was quoted on the Brussels stock exchange, he had a similar function at this gas distributing company. Since 1997, Yves Panneels has been chief of staff of Camille Paulus, Governor of the Province of Antwerp. On the 1st of February he leaves the Governor's Office to start as Communication and Public Relations Manager of Virgin Express, where he is responsible for the communication policy and the Public Relations of the airline.

        Mr. Paul Sies, former Head of Sales & Marketing, was promoted to Commercial Director. He is responsible for sales, marketing, forward planning, network development and schedules.

        Ms. Katya Sokolsky holds a translator degree of the "Institut Supérieur des Traducteurs et Interprètes de l'Etat" and has Postgraduate degree in Management and Training. During five years she gained experience on an international level at the EU Commission where she was in charge of the Consumer Training and Information sector. From 1991 to 1996 she served as Human Resources Manager of Octopus International. She joined City Hotels as Director of Human Resources in September 1996 where she was involved in the foundation of City Bird airline company. Ms. Sokolsky supervises the Human Resources and training department at City Hotels which handles all social and payroll matters for more than 250 employees. Since January 1999, Ms. Sokolsky joined the acquisition team of City Hotels, investigating Human Resources matters and social laws for acquisition projects in France and Belgium. Ms. Sokolsky joined Virgin Express in August 2000.

        Mr. Michael Whelan joined VE Ireland as Information Technology Manager, after he has served as LAN Administrator and Technical Support Engineer at Analog Devices Inc. Before joining VE Ireland, he has worked with other companies in the Information Technology field, one of which gave him the opportunity to work abroad in Kazakhstan subcontracting with a company of Chevron to provide Information Technology Support Services. He joined Virgin Express bringing with him a broad range of skills in information technology and management. In view of the discontinuation of VE Ireland, he has accepted the position of Head of Information Technology for VE Belgium.

B. Compensation

Compensation

        For the year ended December 31, 2002, the total amount of compensation paid to all members of the board of directors and executive officers of Virgin Express Holdings and Virgin Express was approximately EUR 1.6 million (2001: EUR 1.5 million). No compensation was paid to non-executive directors of Virgin Express during this period.

Benefits

        No amounts were set aside or accrued to provide pension or retirement benefits for directors or executive officers of Virgin Express Holdings and Virgin Express prior to 2001. As of January 2001, Virgin Express started a pension and retirement plan for the executive officers of VE Belgium, which is a defined contribution scheme. This plan includes a retirement and pension capital plan as well as additional benefits in terms of health and hospitalization insurance and compensation in case of death and/or invalidity.

Stock Option Plans

        The Company has adopted formal stock option plans (the "Executive Stock Option Plans") for certain officers and directors of the Company. The options vest and become exercisable over a period of approximately five years. The related exercise price was based on the estimated fair value of the shares at grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated financial statements.

        At December 31, 2002, the exercise price and weighted-average remaining contractual life of the outstanding options were as follows:

Exercise Price in ($)	Number of Options Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (Years)
3.15	3,333	8.58
3.5625	224,672	8.14
4.125	30,000	7.14
4.32	3,333	8.75
4.5	20,000	7.14
4.85	10,000	9.5
5.67	141,333	7.31
6.06	21,583	9.08

	454,254

Employee Stock Award Plan

        Concurrent with the Company's initial public offering, trustees of a trust established for the benefit of employees of the Company have subscribed 95,000 ordinary shares at par (BEF10 centimes per share), representing approximately 2% of the issued share capital of the Company. The trustees award ordinary shares at no cost to employees, based on criteria established by the Company's Board of Directors. As of December 31, 2002, 80,313 shares had been allocated. Generally, employees are allowed to sell these shares at specified dates subject to their continued employment with the Company. All shares from the 1997 and 1998 awards vested by the end of the year 2000. Concurrently, no compensation relating thereto was written to the profit and loss accounts in the year 2002.

C. Board Practices

        As a general principle, all executive officers are members of the management team. Each week a management meeting is held at the Brussels Office. The management meetings are presided over by Mr. Burrows.

        At least once every two months, the Board of Directors of the Company meets. All of the members of the Board are invited to attend these Board meetings. Day-to-day operational decisions are discussed and taken by the management team while overall strategic decisions are primarily taken by the Board.

        While the executive officers are invited to the management meetings, Mr. Burrows, in his discretion, may invite others to attend the meeting. The custom is to have at least the head of each division within the Company to be represented.

        The members of the Board are nominated and elected by the principal shareholders in a shareholders meeting.

Audit Committee And Remuneration Committee

        The Audit Committee members are Mark Poole (Chairman), Stephen Murphy and Luc Bertrand.

        This committee, which meets at least twice a year, has responsibility for, among other things, planning and reviewing the Company's annual and other reports and accounts and the involvement of the Company's auditors in that process, focusing particularly on compliance with legal requirements and accounting standards.

        The Remuneration Committee members are Stephen Murphy (Chairman), Mark Poole and Luc Bertrand.

        This Committee, which meets at least twice a year, has responsibility for making recommendations to the Board on the compensation of senior executives and determining, within agreed terms of reference, the specific remuneration packages for each of the Executive Directors.

Rotation And Retirement Of Directors

        The Articles contain provisions requiring Directors to retire and, if they wish, offer themselves for re-election every three years, with one-third of the board of directors retiring for rotation at each Annual General Meeting of the Company. Directors must also retire at the first Annual Meeting following their seventieth birthday, although they shall continue to be eligible for re-election for 12-month periods thereafter.

D. Employees

Number of Employees

        As of December 31, 2000, 2001 and 2002, the Company had 1212, 820 and 873 employees, respectively. The table below sets forth the number of employees by function segment as of December 31, 2002.

Function	Employees	% of Total
Flight crew	130	15%
Cabin crew	266	30%
Reservations, sales, administrative staff	477	55%

Relationship Between Management And Labor Union

        VE Belgium has established a workers' council, as required by Belgian law, composed of representatives of VE Belgium employees and management. The workers' council has an advisory function, is entitled to obtain certain corporate, financial, commercial and personnel information, and is involved in cases of "collective dismissal" procedures. Although no VE Belgium employees are represented by company-specific collective bargaining units, every industry in Belgium has, by law, its own joint labor committee in which employee and employer representatives on a national level negotiate certain terms and conditions of employment and generally set minimum thresholds in four principal areas: (i) early retirement, (ii) work hours, (iii) minimum wage and (iv) compensation. The collective bargaining agreements concluded by the joint labor committee applicable to VE Belgium's industry sector apply to VE Belgium and its employees.

E. Share Ownership

        The Company has adopted formal stock option plans (the "Executive Stock Option Plans") for certain officers and directors of the Company. The options vest and become exercisable over a period of up to ten years. The related exercise price was based on the estimated fair value of the shares at grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated financial statements.

        At 31 December 2002, the outstanding options for ADSs were as follows:

	At 31 December 2002	At beginning of year or date of appointment
LJ Bertrand	8,999	5,666
DA Hoare	149,667	49,667
N Burrows	99,667	99,667
M Poole	3,333	3,333

        The above options are held under the Executive Stock Option Plans and are exercisable between February 2000 and April 2012 at prices ranging from $3.15 to $5.67.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        Our capital stock is composed of ordinary shares, nominal value EUR 0.01 each. Currently, there are 4,842,500 outstanding ordinary shares.

        At 31 December 2002, beneficial owners of 5% or more of our voting stock are as follows:

Shareholder	Number of Ordinary Shares	Percent of Class
Virgin Sky Investments Ltd	2,894,663	59.78%
Public Shareholders	1,947,837	40.22%

        Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

B. Related Party Transactions

        At 31 December 2002, the Company's ultimate parent company was Virgin Group Investments Limited ("VGIL"), whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL. The principal beneficiaries of those trusts are RCN Branson and his immediate family. The shareholders of VGIL have interests directly or indirectly in certain other companies which are considered to give rise to related party disclosures under Financial Reporting Standard No. 8, as noted below.

        In September 2000, the Company was provided with a US$25 million credit facility from Barfair Limited. A further facility of US$7.5 million was provided in March 2001. During 2002 the loan was converted into a subordinated loan denominated in Euros and in March 2003 the loan was transferred to Virgin Sky Investments Limited. The amount drawn down at 31 December 2002 was EUR 28.4 million (2001: EUR 30.6 million) and EUR 4.1 million (2001: EUR 2.8 million) for accrued interest.

        During the year the Company has subleased four aircraft to Virgin Australia Pty Limited for an amount of EUR 4.7 million (2001: EUR 11.4 million). At 31 December 2002, a balance of EUR 323,000 (2001: EUR 45,000) is due from Virgin Australia Pty Limited in respect of monies advanced, and invoiced aircraft maintenance reserves.

        In 2001, Virgin Atlantic Airways Limited, whose main base is located at London (Heathrow) airport, acquired two slots from the Company for an amount of EUR 2.4 million.

        With effect from January 1, 1997, the Company has entered into a 30-year agreement with Virgin Atlantic Airways Limited, Virgin Enterprise Limited and certain other parties for the exclusive use of the Virgin Express name and Virgin signature logo for scheduled services in the EEA and Switzerland (subject to certain exceptions). In addition it has the non-exclusive use of the name and signature logo for charter services. Royalties for the license are payable based on applicable revenue, arising from certain scheduled operations. The royalty charge for the year to 31 December 2002 was EUR 852,000.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        Please see Item 18—"Financial Statements" and "List to Financial Statements."

Legal And Arbitration Proceedings

        Except as disclosed below, management of the Company believes that there are no material legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had in the recent past (covering at least the twelve months preceding the date of this Prospectus), a significant effect on the financial position of the Group.

Sabena

        Sabena NV/SA (hereafter "Sabena") filed for bankruptcy on 7th November 2001. Following this action, a number of claims and counterclaims have been lodged by the Group and Sabena's receivers. A summary of those claims, together with the outstanding exposure of Virgin Express NV/SA to Sabena as disclosed in the financial statements of the Group is set out below.

        At the time Sabena went into bankruptcy, Virgin Express NV/SA and Sabena were bound by three important wet lease / code-share agreements. Virgin Express NV/SA also had various contracts in place with subsidiaries of Sabena such as Sabena Technics and Snecma Sabena Engine Services ("SSES", now Snecma Services Brussels SSB, hereafter "SSES / SSB") for maintenance and technical support.

        After the bankruptcy of Sabena, the parties had the following claims:

        Trading balances with Sabena:

  •
  Virgin Express NV/SA has a receivable balance which is "privileged" (meaning that it will take precedence over all "ordinary" receivables against the bankruptcy estate as it is related to flights/services provided by Virgin Express NV/SA during the protected period). Pursuant to Virgin Express NV/SA, approximately EUR 4.8 million is privileged on these grounds.

  •
  Virgin Express NV/SA has claimed approximately EUR 269 million for loss of revenue due to termination of the wet-lease / code-share agreements.

        Against this, Virgin Express NV/SA has a trade payable of approximately EUR 1.34 million and US$1.28 million to Sabena group entities other than Sabena, analyzed as:

  •
  EUR 1.2 million and US$0.34 million payable to Sabena Technics for technical support services rendered before 7th November 2001.

  •
  EUR 0.14 million and US$0.94 million payable to SSES / SSB for engine maintenance services before 7th November 2001.

        Other claims asserted by Sabena receivers:

  •
  Sabena receivers have claimed approximately US$7 million from Virgin Express NV/SA for lack of punctuality under the wet lease / code-share agreement. This claim has been rejected by Virgin Express NV/SA.

  •
  At least EUR 5 million claimed by Sabena receivers for services provided under the code-share agreement (e.g. handling), and/or credit notes required against invoices issued by Virgin Express NV/SA. This claim, which is not accurate pursuant to Virgin Express NV/SA, has also been rejected by it.

        The terms of the wet lease / code-share agreements signed between Sabena and Virgin Express NV/SA stipulate that "the invoices due would be netted off against each other so that the party owing the balance will pay that balance to the other by wire transfer". As such, Virgin Express NV/SA claims that the trade receivable and the trade payable between Sabena and Virgin Express NV/SA may be offset.

        In practice, the settlement process Virgin Express NV/SA used included receivables and payables with all Sabena group entities. This approach was accepted by the Sabena group throughout the operation of the wet-lease / code-share agreements. As such, Sabena (through Sabena Interservice Center, hereafter "SIC", the coordination center of the group, now under liquidation) paid to Virgin Express NV/SA the balance due under the wet-lease / code-share agreements after deduction of the amounts due by Virgin Express NV/SA to Sabena under the same agreements, and after deduction of the amounts due by Virgin Express NV/SA to SN Technics and Snecma Sabena Engine Services under the above mentioned maintenance and technical agreements.

        After the bankruptcy of Sabena, the various parties initiated the following steps (in chronological order):

        In 2001, Virgin Express NV/SA filed a statement of indebtedness with the receivers of the bankruptcy of Sabena, before the commercial court of Brussels, in the amount of:

  •
  Privileged: EUR 4.88 million.

  •
  Non privileged: EUR 269 million—US$1.31 million.

        Sabena receivers subsequently challenged the claim of Virgin Express NV/SA, so that the case was postponed.

        In 2001, SSES / SSB and Sabena Technics, respectively, filed a claim and served a writ before the commercial court of Brussels (Dutch speaking chamber) against Virgin Express NV/SA for unpaid invoices:

  •
  SSES / SSB (original claim): EUR 0.14 million + US$0.94 million.

  •
  Sabena Technics (writ): EUR 1.20 million + US$0.34 million: In 2002, the Commercial Court of Brussels decided to postpone the case.

        In 2001 and 2002, the receivers of the bankruptcy of Sabena filed counterclaims against Virgin Express NV/SA, at least up to the amounts mentioned hereafter, although this counterclaim was not subject to further developments to date in the framework of the proceedings pending before the commercial court of Brussels.

  •
  EUR 5 million.

  •
  US$7 million.

        In 2002, Virgin Express NV/SA subsequently served a writ against SSES / SSB, SIC and SIC liquidator, to require them to intervene before the Commercial Court of Brussels (French speaking chamber), in the procedure relating to the indebtedness of Sabena, in order to have decided that all trade receivables and trade payables between the various Sabena entities and Virgin Express NV/SA may be offset and that SIC (in liquidation) should be held jointly liable with Sabena (in bankruptcy).

        In 2002, Virgin Express NV/SA took several actions in order to have the procedure involving Sabena Technics submitted to the French speaking Chamber of the Commercial Court of Brussels, so that all issues between Sabena entities and Virgin Express NV/SA could ultimately be joined or at least be heard together.

        In 2002, Virgin Express NV/SA filed a joint trial brief describing its legal position in all procedures and updating its claims. The position of Virgin Express NV/SA is that after a general set-off, it should receive EUR 269 million (of which EUR 4.88 million is privileged), less US$1.31 million, all claims being set-off and all Sabena entities (not only SIC but also SSES / SSB and Sabena Technics) being jointly liable to Virgin Express NV/SA.

        To date, the Sabena entities have not yet responded to the Virgin Express NV/SA filing.

        Based on the current situation, a relevant provision has been booked to cover the risk under these proceedings. This risk will be reassessed on a continuous basis and may require future modification to the provisions.

Contract Pilots

        Certain airlines in Belgium, including Virgin Express NV/SA, are currently the subject of a review by the Belgian authorities under the responsibility of an Investigating Judge, with regard to the applicability of Belgian labour and social security regulations to certain pilots who are hired under independent contractor arrangements.

        On February 21, 2000, the former Managing Director of Virgin Express NV/SA received a notice from the Investigating Judge pursuant to this review, which, after eventual completion of the investigation, may result in the individuals being summoned to appear before an Investigating Court with regard to the issues under investigation. Since January 1, 2003, similar notices have been received by the former Director of Operations and Human Resources Director of Virgin Express NV/SA.

        In light of the above, Virgin Express NV/SA has made certain a provision for potential social security contributions and personal income taxes which may eventually be found to be due and owing. The risk is re-assessed on a continuous basis and may require future modification to the provisions. At the date of this Prospectus, no claims have been made for any such contributions or taxes. Moreover, Virgin Express NV/SA intends to defend its position vigorously. Virgin Express NV/SA is of the view that it is presently in compliance with all currently applicable Belgian labour Laws.

Eurocontrol Charges

        Prior to the bankruptcy of Sabena and City Bird, Virgin Express NV/SA operated several of its aircraft under wet lease agreements with Sabena and City Bird, respectively. Under these agreements, Virgin Express NV/SA was the lessor and Sabena and City Bird were the respective lessees. The agreements provided that the lessee was responsible for all Eurocontrol charges. Air navigation charges incurred in operating flights were charged by Eurocontrol to Sabena and City Bird, respectively, as the flights were operated under their flight numbers. Several of these Eurocontrol charges due by Sabena and City Bird have not been paid by Sabena and City Bird. Virgin Express NV/SA is not liable to Eurocontrol for these outstanding amounts.

        The unpaid charges of Sabena and City Bird, although not incurred by Virgin Express NV/SA, may result in Eurocontrol seeking to detain the relevant aircraft in the United Kingdom pursuant to a specific UK legislation (Civil Aviation Regulations 2001). The Directors have considered that it is appropriate to make a provision in the Company's accounts, taking into account the redelivery dates of the aircraft concerned, to cover the risk of detention, as long as the relevant aircraft continue to be operated by Virgin Express NV/SA (as Virgin Express NV/SA no longer flies to the United Kingdom).

        The total amount of outstanding Eurocontrol charges due by Sabena and City Bird under the agreements amounts to EUR 1,516,097. This is spread over several aircraft, which should normally be redelivered to the lessors between 2004 and 2012.

Dividend Policy

        Since the acquisition, the Company has not paid any dividends on its capital stock. The Company currently intends to retain future earnings, if any, to fund its operations and the development and growth of its business. Moreover, under English law, the Company's accumulated realized profits must exceed its accumulated realized losses before dividends can be paid (and then, only to the extent of such excess).

        There are currently no government laws, decrees or regulations in the UK that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the Company's Shares, ADSs or IDSs.

        We do not expect to pay dividends for the foreseeable future.

B. Significant Changes

        Not applicable

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price Information

        Prior to the initial public offering of the Company's ordinary shares on November 13, 1997, there was no public market for the Company's ordinary shares, ADSs or IDSs. The ADSs are quoted on the OTC Bulletin Board and the IDSs are listed on Euronext Stock Market.

International Depositary Shares

        The Company's ordinary share, nominal value ten (10) Belgian centimes each, are traded outside United States in the form of International Depositary Shares, or IDSs, each representing the right to receive one ordinary share. IDSs are evidenced by International Depositary Receipts, or IDRs, issued under a deposit agreement with Sogès-Fiducem, Brussels office, as depositary, and issued and delivered through its principal offices in Brussels at 24 Avenue Marnix, B-1000, Brussels, Belgium. JP Morgan Chase Bank acts as a custodian for Sogès-Fiducem in relation to Ordinary Shares, represented by IDSs (evidenced by IDRs).

American Depositary Shares

        Our ordinary share, nominal value ten (10) Belgian centimes each, are traded in the United States in the form of American Depositary Shares, or ADSs, each representing the right to receive one ordinary share (see the footnote on the cover page of this document). ADSs are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement, as amended, with JPMorgan Chase Bank of New York, as depositary, and issued and delivered through its principal offices in New York at 60 Wall Street, 36th floor, New York, New York.

        The following table sets forth the reported high and low market quotations for the Company's ADSs and IDSs on the NASDAQ National Market and Euronext Stock Market from November 13, 1997 (the date of our initial public offering) through December 31, 2002:

	ADSs traded on the OTC Bulletin Board System(**)		IDSs traded on the Brussels Stock exchange		Average Number of ADSs Traded per Day
	High	Low	High	Low
1998	$27.25	$5.13	EUR 71.88	EUR 16.61	30,225
1999	$12.75	$4.125	EUR 32.00	EUR 17.90	29,646
2000	$5.13	$1.00	EUR 15.00	EUR 4.20	19,631
2001	$2.71	$0.38	EUR 7.95	EUR 1.90	21,601
2002	$6.72	$1.30	EUR 5.90	EUR 2.47	4,012
1998:
First Quarter	$27.25	$17.50	EUR 71.88	EUR 50.82	116,749
Second Quarter	$25.12	$11.00	EUR 71.77	EUR 32.97	86,528
Third Quarter	$17.25	$6.56	EUR 47.10	EUR 16.61	140,800
Fourth Quarter	$8.50	$6.75	EUR 22.01	EUR 18.00	48,767
1999:
First Quarter	$12.75	$7.00	EUR 32.00	EUR 18.30	45,500
Second Quarter	$10.75	$8.375	EUR 28.90	EUR 25.40	26,333
Third Quarter	$10.00	$6.3125	EUR 28.00	EUR 19.00	20,867
Fourth Quarter	$6.94	$4.13	EUR 21.00	EUR 13.60	28,200
2000:
First Quarter	$5.125	$3.125	EUR 15.00	EUR 12.11	17,333
Second Quarter	$4.4375	$3.3125	EUR 13.30	EUR 11.65	30,300
Third Quarter	$3.75	$1.125	EUR 11.93	EUR 6.00	19,100
Fourth Quarter	$1.80	$1.00	EUR 6.34	EUR 4.20	15,300
2001:
First Quarter	$1.38	$0.94	EUR 4.45	EUR 3.51	8,660
Second Quarter	$1.25	$0.94	EUR 4.27	EUR 3.50	6,565
Third Quarter	$1.30	$1.07	EUR 4.25	EUR 2.73	7,256
Fourth Quarter	$2.71	$0.47	EUR 7.95	EUR 1.90	62,164
2002:
First Quarter	$6.72	$4.05	EUR 7.44	EUR 4.90	7,372
Second Quarter	$5.82	$4.20	EUR 5.99	EUR 4.70	4,397
Third Quarter	$5.50	$2.25	EUR 4.71	EUR 3.00	1,557
Fourth Quarter	$3.75	$1.30	EUR 3.42	EUR 2.47	1,049

Period for the most recent six months
Month Ended December 2002	$2.50	$1.30	EUR 3.20	EUR 2.81	1,086
Month Ended January 2003	$2.50	$1.45	EUR 3.10	EUR 2.50	2,700
Month Ended February 2003	$2.25	$1.30	EUR 2.74	EUR 2.05	1,809
Month Ended March 2003	$1.60	$1.20	EUR 2.50	EUR 1.79	3,162
Month Ended April 2003	$3.00	$1.45	EUR 2.92	EUR 2.15	1,836
Month Ended May 2003	$2.79	$2.21	EUR 2.68	EUR 2.35	3,780

(**)
On May 28, 2002, Post-Effective Amendment No. 1 to Registration Statement on Form F-6 became effective, changing the ADS to ordinary share exchange ratio from 1 ADS  =  1/3 ordinary share to 1 ADS  =  1 ordinary share. The figures listed in the table above reflect share price values based on an exchange ratio 1 ADR  =  1/3 Ordinary Share until the date such exchange ratio change became effective.

B. Plan of Distribution

        Not applicable

C. Markets

Trading on the OTC Bulletin Board

        Since November 13, 1997 and until May 27, 2002, each ADS represented one third of one ordinary share, and until June 28, 2002 the ADSs were quoted on the NASDAQ National Market and traded under the symbol "VIRGY".

        On May 28, 2002, a Registration Statement Amendment on Form F-6 was filed and became effective, changing the ADS to ordinary share exchange ratio to one ADR representing one ordinary share.

        On June 28, 2002, the Company's ADSs ceased to be quoted on the Nasdaq Stock Market and began to be quoted on the OTC Bulletin Board.

Trading on EURONEXT

        IDSs representing one ordinary share are listed on the Euronext Stock Market and is traded under the symbol "VIRE".

D. Selling Shareholders

        Not applicable

E. Dilution

        Not applicable

F. Expenses on the Issue

        Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

        Not applicable

B. Memorandum and Articles of Association

        For information regarding our Memorandum and Articles of Association and the United Kingdom Companies Act, please see our registration statement on Form F-1, file number 333-7828.

C. Material Contracts

        Details about these material contracts are set forth in Item 4, Section B. Business Overview.

D. Exchange Controls

        There are currently no government laws, decrees or regulations in the UK that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the Company's ordinary shares.

E. Taxation

        The following sets forth certain material UK and US federal income tax consequences generally applicable to ownership by a beneficial owner of ordinary shares, ADSs or IDSs that (i) is a citizen or resident in the United States, or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ADSs or IDSs, (ii) is not resident in the United Kingdom for the purpose of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the "Convention"), and (iii) owns the ordinary shares, ADSs or IDSs as capital assets (a "US Holder").

Taxation Of Dividends

        The Company did not pay any dividends in 2002 and does not expect to pay dividends for the foreseeable future.

Taxation Of Capital Gains

        Under UK law, US Holders will not be liable for UK tax on capital gains realized on the disposal of their ordinary shares, ADSs or IDSs unless the ordinary shares, ADSs or IDSs are or have been used, acquired or held in connection with a trade, profession or vocation carried on by the US holder in the United Kingdom through a UK branch or agency.

UK Estate And Gift Tax

        UK Inheritance Tax ("IHT") is a tax levied at death on the value of an individual's estate at death plus the value of any transfers of value (including gifts) made within seven years of death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. An individual who is domiciled in the US need only be concerned about liability for IHT to the extent that he is or is deemed to be also domiciled in the UK (or was so domiciled in the UK at the time he created any trust or settlement) or otherwise to the limited extent of his UK assets. Under the Convention relating to estate and gift taxes, ordinary shares, ADSs or IDSs held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable US tax is paid, be subject to IHT on the individual's death or on certain transfers of the ordinary shares, ADSs or IDSs within seven years of his death, unless the ordinary shares, ADSs or IDSs, as the case may be, form part of the business property of a permanent establishment of the holder in the United Kingdom or relate to a fixed base in the United Kingdom of an individual for the performance of independent personal services. In the exceptional case where the ordinary shares, ADSs or IDSs are subject both to IHT and to US Federal gift or estate tax, the Convention relating to estate and gift taxes generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States.

UK Stamp Duty And Stamp Duty Reserve Tax

        No UK stamp duty will be payable on the transfer of, or agreement to transfer, an ADS or IDS or beneficial ownership of an ADS or IDS, so long as the instrument of transfer and/or written agreement to transfer is not executed in, and remains at all times outside of the United Kingdom. In any other case, the transfer of, or agreement to transfer, an ADS or IDS or beneficial ownership of an ADS or IDS could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty at the rate of £0.50 per £100 (or part of £100) of the value of the consideration. An agreement to transfer an ADS or IDS will not give rise to a UK stamp duty reserve tax liability. Any agreement to transfer or any transfer for value of the ordinary shares represented by an ADS or IDS may give rise to a liability to stamp duty reserve tax at the rate of 0.5% of the value of the consideration or stamp duty at the rate of £0.50 per £100 (or part of £100) of the value of the consideration.

F. Dividends and Paying Agents

        Not applicable

G. Statements by Experts

        Not applicable

H. Documents on Display

        This report and other information filed or to be filed by Virgin Express Holdings can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

  •
  Judiciary Plaza
  450 Fifth Street, N.W.
  Room 1024
  Washington, D.C. 20529

  •
  The Woolworth Building
  233 Broadway
  New York, New York 10279

    and

  •
  Northwestern Atrium Center
  500 West Madison Street
  Suite 1400
  Chicago, Illinois 60661-2511

        Copies of these materials can also be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

        We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuer, and accordingly, we file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the US Securities and Exchange Commission. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the US Securities and Exchange Commission as described above. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Board Street, New York, New York 10005. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

        The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but may do so in order to make our reports available over the internet.

        Additionally, documents referred to in this Form 20-F may be inspected at the corporate offices of Virgin Express Holdings which are located at 120 Campden Hill Road, London, UK

        Our website is located at http://www.virgin-exp.com. The information on our website is not part of this Annual Report.

I. Subsidiary Information

        Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The Company had market sensitive instruments related to aircraft fuel prices as of December 31, 2002.

        As is common with all airlines, the Company is inherently dependent upon the supply of aircraft fuel to maintain its operations and is impacted by changes in aircraft fuel prices. Aircraft fuel consumed in 2002 represented approximately 11% of the Company's operating expenses (2001: 12.5%). In order to reduce the effect of unexpected fluctuations in the price of aircraft fuel, the Company, on occasion, enters into forward fuel purchase contracts. As of December 31, 2002, the Company has entered into certain forward purchase contracts to hedge future anticipated fuel purchases. Approximately 40% of the Company's estimated fuel needs are hedged for year 2003.

        On January 1, 1999, phase 3A of the Economic and Monetary Union between eleven European participating member states (including Belgium and Ireland) commenced, effectively fixing the national currencies of these participating member states, including the BEF and IEP, to the Euro. The Company's revenues are generated primarily in Euro, with lesser amounts in other European currencies not linked to the Euro. Overall, the Company has a shortfall in US dollars and accordingly, the Company's overall cost structure is affected by changes in the Euro/US dollar exchange rate.

        In order to manage this exposure the Company, on occasion, enters into forward US dollar purchase contracts. As of December 31, 2002, the Company has entered into certain forward purchase contracts to hedge future anticipated fuel purchases. Approximately 55% of the Company's estimated fuel needs are hedged for year 2003.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable

ITEM 15. CONTROLS AND PROCEDURES

        The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) of the Company as of a date within 90 days prior to the filing date of this annual report. Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within the Company and its consolidated subsidiaries, particularly during the period in which this annual report is being prepared.

        During and after such evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

        Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

        See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A. List of Financial Statements

Contents
Report of the independent auditors.
Consolidated profit and loss accounts in respect of the years ended December 31, 2000, 2001 and 2002.
Consolidated balance sheets at December 31, 2001 and 2002.
Consolidated cash flow statements in respect of the years ended December 31, 2000, 2001 and 2002.
Reconciliation of movements in shareholders' funds in respect of the years ended December 31, 2000, 2001 and 2002.
Notes to the consolidated financial statements.

B. List of Exhibits

Exhibits 1.1 and 4.1 to 4.21 were previously filed with the Company's Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-7838) on November 6, 1997 and are incorporated by reference herein.

Exhibits 4.22 to 4.24 were previously filed with the Company's Annual Report on Form 20-F (File No. 333-7828) for the fiscal year ended 1997 and are incorporated by reference herein.

Exhibits 4.25 to 4.29 were previously filed with the Company's Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 1998 and are incorporated by reference herein.

Exhibit 4.30 was previously filed with the Company's Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 1999 and is incorporated by reference herein.

Exhibits 4.31 and 8.1 were previously filed with the Company's Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 2000 and are incorporated by reference herein.

Exhibit 4.32 was previously filed with the Company's Annual Report on Form 20-F (File No. 333-07828) F for the fiscal year ended 2001 and is incorporated by reference herein.

Exhibits 4.33 to 4.35 are filed herewith.

1.1.	Memorandum and Articles of Association of the Company.
2.1
Form of Deposit Agreement among the Company, Morgan Guaranty Trust Company of New York and holders and beneficial owners of American Depositary Receipts (incorporated by reference herein to the Registrant's Registration Statement, File No. 333-78580 on Form F-6).

2.2
Form of Deposit Agreement among the Company, Morgan Guaranty Trust Company of New York, Brussels office and holders and beneficial owners of International Depositary Receipts (incorporated by reference herein to the Registrant's Registration Statement, File No. 333-78580 on Form F-6).
2.3
Form of Amendment No. 1 to Deposit Agreement among the Company, JPMorgan Chase Bank and holders and beneficial owners of American Depositary Receipts (incorporated by reference herein to the Registrant's Registration Statement, File No. 333-78580 on Post-effective Amendment No. 1 to Form F-6).
4.1	Share Purchase Agreement, dated as of April 3 1996, among City Hotels S.A., N.E.I. (New European Invest) S.A. and the Company (formerly Virgin European Airways Limited).
4.2	Share Purchase Agreement, dated as of May 29 1997, among City Hotels S.A., N.E.I. (New European Invest) S.A. and the Company.
4.3
Trademark Licensing Agreement, dated October 21, 1997, among Virgin Express Holdings, Virgin Management Limited, Virgin Atlantic Airways Limited, Voyager Group Limited, Virgin Aviation Services Limited and Virgin Enterprises Limited.
4.4
Arm's-Length Dealings Agreement, dated October 2, 1997, among Virgin Express Holdings, Virgin Express N.V./S.A., Vcats, APC, Virgin Travel Group Limited, Virgin Atlantic, VAS and Virgin Holidays Limited.
4.5	Scheduling Agreement, dated October 20 1997, between Virgin Express Holdings and Virgin Atlantic Airways.
4.6
Purchase Agreement No. 1869, dated as of May 31 1995, Eurobelgian Airlines N.V./S.A. and The Boeing Company, as amended by the letter agreement, dated May 13 1997, between Virgin Express N.V./S.A. and Boeing Commercial Airplane Group.†
4.7	Aircraft Lease Agreement, dated as of March 29, 1996, between Eurobelgian Airlines S.A./N.V. and Nichimen Europe B.V.†
4.8	Aircraft Lease Agreement, dated as of March 29, 1996, between Eurobelgian Airlines N.V./S.A. and Tomb Aviation Netherlands B.V.†
4.9	Aircraft Lease Agreement, dated as of January 31, 1996, between Eurobelgian Airlines N.V./S.A. and Boullioun Aircraft Holding Company, amended by a Lease Supplement, dated August 16, 1996.†
4.10	Aircraft Lease Agreement, dated as of January 31, 1996, between Eurobelgian Airlines N.V./S.A. and Dormacken Limited.†
4.11
Aircraft Sublease Agreement, dated as of February 6, 1995, between Eurobelgian N.V./S.A. and Ansett Worldwide Aviation U.S.A. amended by a Sublease Supplement and Amendment, dated March 15, 1995 between Eurobelgian Airlines N.V./S.A. and Wilmington Trust Company.†
4.12	Aircraft Lease Agreement, dated as of February 6, 1995, between Eurobelgian N.V./S.A. and Ansett Worldwide Aviation U.S.A. amended by Amendment No. 1, dated as of July 17, 1996.†
4.13
Aircraft Lease Agreement, dated as of December 11, 1992, between Eurobelgian N.V./S.A. and Ansett Worldwide Aviation U.S.A. amended by Amendment No. 1, dated as of January 27, 1993, amended by Amendment No. 2, dated as April 2, 1993, amended by Amendment No. 3, dated as of July 1, 1993, amended by Amendment No. 4, dated as of October 31, 1994, amended by Amendment No. 5, dated as of July 17, 1996.†

4.14
Aircraft Lease Agreement, dated as of November 15, 1995, between Eurobelgian Airlines N.V./S.A. and Tomb Aviation Netherlands B.V., amended by the Aircraft Lease Amendment Agreement, dated March 29, 1996.†
4.15	Aircraft Lease Agreement, dated as of October 31, 1994, between Eurobelgian Airlines N.V./S.A. and Locabel S.A.†
4.16	Aircraft Lease Agreement, dated as of March 13, 1997, between Eurobelgian Airlines N.V./S.A. and Charlie Aircraft Management Limited.†
4.17	Aircraft Lease Agreement, dated as of March 26, 1997, between Eurobelgian Airlines N.V./S.A. and Dinglewood Limited.†
4.18	Aircraft Lease Agreement, dated as of January 31, 1996, between Eurobelgian Airlines N.V./S.A. and Jalsbury Limited.†
4.19	Aircraft Lease Agreement, dated as of January 22, 1996, between Eurobelgian Airlines N.V./S.A. and General Electric Capital Corporation.†
4.20
Aircraft Lease Agreement, dated as of February 23, 1996, between Eurobelgian Airlines N.V./S.A. and Babcock and Brown Aircraft Management Ireland Limited, amended by Amendment of Aircraft Lease Agreement, dated as of September 27, 1996.†
4.21	Aircraft Lease Agreement, dated as of May 5, 1997, between Virgin Express N.V./S.A. and General Electric Capital Corporation.†
4.22	Aircraft Lease Agreement, dated as of September 30, 1997, between Virgin Express N.V./S.A. and Gecas Technical Services Limited.†
4.23	Aircraft Lease Agreement, dated as of January 14, 1998, between Virgin Express N.V./S.A. and Gecas Technical Services Limited.†
4.24	Aircraft Lease Agreement, dated as of April 8, 1998, between Virgin Express N.V./S.A. and Gecas Technical Services Limited.†
4.25	Aircraft Lease Agreement, dated as of October 23, 1998, between Virgin Express (Ireland) Limited and Aldebaran FSC-ONE Corporation.†
4.26	Aircraft Lease Agreement, dated as of December 7, 1998, between Virgin Express (Ireland) Limited and Boullioun Aircraft Holding Company, Inc.†
4.27	Aircraft Lease Agreement, dated as of January 15, 1999, between Virgin Express (Ireland) Limited and Alcyone FSC Corporation.†
4.28	Aircraft Lease Agreement, dated as of March 26, 1999, between Virgin Express S.A./N.A. and Braathens ASA.†
4.29	Aircraft Lease Agreement, dated as of April 23, 1999, between Virgin Express S.A./N.A. and Braathens ASA.†
4.30	Aircraft Lease Agreement, dated as of June 30, 2000, between Virgin Express (Ireland) Limited and General Electric Capital Corporation.†
4.31	Variation Agreement Relating to a Facility Agreement, between Barfair Limited and Virgin Express Holdings PLC, dated as of September 27, 2000 as amended and restated as of March 29, 2001.
4.32	Variation Agreement to the Facility Agreement, between Barfair Limited and Virgin Express Holdings PLC, dated as of April 23, 2002.

4.33	Variation Agreement to the Facility Agreement, between Barfair Limited and Virgin Express Holdings PLC, dated as of November 5, 2002.
4.34
Notice of Assignment, dated March 17, 2003 from Barfair Limited to Virgin Express Holdings PLC relating to the assignment of the Facility Agreement, dated as of September 27, 2000, as amended, from Barfair Limited to Virgin Sky Investments Limited.
4.35
Letter of Support, dated June 13, 2003 from Virgin Sky Investments Limited to the Directors of Virgin Express Holdings PLC setting out VSIL's commitment to provide funding to the Company to enable it to meet its liabilities until they fall due, for at least until June 30, 2004.
8.1	Subsidiaries of Virgin Express Holdings PLC.
12.1	Certifications.
12.2	Letter from the Chairman dated June 18, 2003 to the Shareholders and IDR Holders of Virgin Express Holdings plc and for information only to Optionholders.

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment made to the Securities and Exchange Commission.

SIGNATURE

        Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, Virgin Express Holdings PLC certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
By:	/s/ SANG-CHUL MATHOT Name: Sang-Chul Mathot Title: Chief Financial Officer

June 27, 2003

CERTIFICATIONS

I, David Hoare, Executive Chairman (the principal executive officer) of the registrant, certify that:

        1.     I have reviewed this annual report on Form 20-F of Virgin Express Holdings PLC;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a)
  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)
  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ DAVID HOARE David Hoare Executive Chairman

CERTIFICATIONS

I, Sang-Chul Mathot, Chief Financial Officer of the registrant, certify that:

        1.     I have reviewed this annual report on Form 20-F of Virgin Express Holdings PLC;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a)
  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)
  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ SANG-CHUL MATHOT Sang-Chul Mathot Chief Financial Officer

Report of Independent Auditors

The Shareholders and Board of Directors
Virgin Express Holdings PLC

        We have audited the consolidated balance sheets of Virgin Express Holdings PLC and subsidiaries (the "Company") at December 31, 2001 and 2002, and the related consolidated profit and loss accounts, cash flow statements and reconciliation of movements in shareholders' deficit for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of Virgin Express Holdings PLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31 2002 in conformity with generally accepted accounting principles in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States would have affected the results of operations for each of the years in the three year period ended December 31, 2002 and shareholders' deficit at December 31, 2002 to the extent summarised in note 36 to the consolidated financial statements.

KPMG LLP
Chartered Accountants
Registered Auditors
London, England
June 13, 2003

Virgin Express Holdings PLC

Consolidated profit and loss accounts
in respect of the three years ended December 31, 2002

	Note	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
		€'000	€'000	€'000
Revenue	5	289,868	212,122	227,323
Operating expenses	6	(328,841)	(195,870)	(207,750)

Gross profit		(38,973)	16,252	19,573
Administrative expenses	6	(21,676)	(14,704)	(16,929)

Operating profit/(loss)		(60,649)	1,548	2,644
Interest receivable and similar income	10	1,388	517	572
Interest payable and similar charges	11	(3,731)	(3,598)	(3,173)
Profit on disposal of fixed assets		—	2,412
Loss on closure of business unit	7	(2,403)	—	—

Profit/(loss) on ordinary activities before taxation		(65,395)	879	43
Taxation	13	106	(661)	447

Profit/(loss) on ordinary activities after taxation		(65,289)	218	490
Minority interest	15	89	(88)	(81)

Profit/(loss) for the financial period		(65,200)	130	409

Profit/(loss) per ordinary share (€)	3(l)	(13.46)	0.03	0.08

Weighted average shares outstanding	3(l)	4,842,500	4,842,500	4,842,500

The accompanying notes are an integral part of these consolidated financial statements.
There were no gains or losses in the period other than the retained profit for the year.

Virgin Express Holdings PLC

Consolidated balance sheets
at December 31, 2001 and 2002

	Note	December 31 2001	December 31 2002
		€'000	€'000
Fixed assets
Intangible fixed assets	16	11	127
Tangible fixed assets	17	3,886	3,707

Total fixed assets		3,897	3,834

Current assets
Stocks	18	427	281
Debtors	19	45,696	56,696
Cash at bank and in hand	20	23,670	20,711

		69,793	77,688
Creditors: amounts falling due within one year	21
Borrowings		(31)	(16)
Other		(64,252)	(82,557)

Net current assets/(liabilities)		5,510	(4,885)

Total assets less current liabilities		9,407	(1,051)
Creditors: amounts falling due after more than one year	22
Borrowings		(30,653)	(28,426)
Provisions for liabilities and charges	23	(15,786)	(7,153)

Total net assets		(37,032)	(36,630)

Capital and reserves
Called up share capital	24	31	31
Share premium account	25	90,318	90,318
Profit and loss account	25	(129,141)	(128,732)
Other reserves	25	1,001	1,001

Equity shareholders' funds		(37,791)	(37,382)
Equity minority interest	15	759	752

		(37,032)	(36,630)

The accompanying notes are an integral part of these consolidated financial statements.

Virgin Express Holdings PLC

Consolidated cash flow statements
in respect of the three years ended December 31, 2002

	Note	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
		€'000	€'000	€'000
Cash flow from operating activities	30	(25,354)	(11,398)	2,496

Returns on investments and servicing of finance	31	(1,796)	(760)	(1,792)
Taxation	31	106	—	(214)
Capital expenditure and financial investment	31	(3,539)	561	(1,630)
Acquisitions and disposals	31	1,530	—	—

Cash outflow before management of liquid resources and financing		(29,053)	(11,597)	(1,140)
Management of liquid resources	31	—	—	—
Financing	31	21,149	9,376	984

Decrease in cash in the period		(7,904)	(2,221)	(156)

Reconciliation of net cash flows to movement in net debt
(Decrease) in cash in the period		(7,904)	(2,221)	(156)
Cash inflow/(outflow) from change in resources/(debt) and lease financing		59	53	31
Cash inflow/(outflow) from change in liquid funds		—	—	—
New borrowings		(21,208)	(9,429)	(1,015)

Translation differences		—	—	423
Movement in net debt in the period		(29,053)	(11,597)	(717)
Net resources at beginning of the period		33,636	4,583	(7,014)

Net resources/(debt) at end of the period		4,583	(7,014)	(7,731)

The accompanying notes are an integral part of these consolidated financial statements.

Virgin Express Holdings PLC

Reconciliation of movements in shareholders' (deficit)
in respect of the three years ended December 31, 2002

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
(Loss)/Profit for the financial period	(65,200)	130	409
Credit arising from employee share awards	395	—	—
Opening shareholders' funds / (deficit)	26,884	(37,921)	(37,791)

Closing shareholders' (deficit)	(37,921)	(37,791)	(37,382)

The accompanying notes are an integral part of these consolidated financial statements.

Notes (forming part of the consolidated financial statements)

Virgin Express Holdings PLC

1      Basis of preparation

  The financial statements have been prepared in accordance with accounting standards applicable in the United Kingdom, and under the historical cost accounting rules. The group has implemented "FRS19: Deferred Tax' during the year. As set out in note 19, this has had no impact on the group's financial statements.

  The consolidated financial statements have been prepared on a going concern basis in view of the fact that Virgin Group Investments Limited ("VGIL") the ultimate holding company of the company's principal shareholder, has provided or procured that Virgin Sky Investment Limited ("VSIL"), a wholly owned subsidiary of VGIL, will provide sufficient funding to the company to enable it to meet its liabilities as they fall due, for at least the next twelve months. As part of this undertaking, VSIL has also indicated that it will convert to capital loans (together with the associated interest) to the company outstanding as at 31 December 2002 made by Barfair Limited (a wholly owned subsidiary of VGIL) which have subsequently been transferred from Barfair Limited to VSIL.

  The directors have no reason to believe that VSIL will not be in a position to provide the support referred to above and, accordingly, they have prepared the financial statements on the going concern basis.

2      Basis of consolidation

  The consolidated financial statements for the relevant periods include the financial statements of the Company and its subsidiary undertakings made up to 31 December 2002 and are presented in Euros which is regarded as the functional currency of the Group.

  Goodwill arising on consolidation (representing the excess of the fair value of the consideration given over the fair value of the separately identifiable net assets acquired) is included within intangible fixed assets and is stated at cost less accumulated amortisation which is determined to write off goodwill over its estimated useful life, not to exceed 20 years. In accordance with Financial Reporting Standard 10, the goodwill at 31 December 1997 previously written off has not been reinstated. Any excess of the aggregate of the fair value of the separately identifiable net assets acquired over the fair value of the consideration given (negative goodwill) is credited direct to reserves.

  On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination will be calculated after taking into account any related goodwill previously taken to reserves.

3      Accounting policies

  The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the consolidated financial statements.

  a)
  Basis of preparation of consolidated financial statements

  The consolidated financial statements have been prepared in conformity with accounting standards applicable in the United Kingdom, and under the historical cost accounting rules.

  Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three year period ended December 31, 2002 and shareholders' deficit at December 31, 2001 and 2002, to the extent summarised in note 36 to the consolidated financial statements.

  b)
  Use of estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

  c)
  Turnover

  Turnover comprises revenue from scheduled services, including passenger ticket sales and the sale of seat allocations under certain shared service agreements and charter services. Under the shared service agreements, Sabena, and its successor (following Sabena's bankruptcy) SN Brussels Airlines is required to purchase a specific number of seats per flight. The seats allocated are both non-refundable and non-deferrable to later flights or dates. Revenue is recognised in the accounting period in which the flight took place. Revenue relating to flights or services performed after the accounting date, together with any commission thereon, is carried forward as deferred income. Commissions are accounted for as sales and marketing expenses within cost of sales.

  d)
  Translation of foreign currencies

  Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date or at a contractually hedged rate if applicable and the gains or losses on translation are included in the profit and loss account in the period to which the contract relates.

  e)
  Tangible fixed assets

  Tangible fixed assets are included at cost.

  Depreciation is provided at various rates in order to write off the cost of tangible fixed assets less residual value over their anticipated useful lives, or the periods of the underlying finance leases, if shorter.

  Expenditure incurred on modifications to aircraft under operating lease is depreciated on a straight line basis to a nil residual value over a period not exceeding the lease period.

  Other tangible fixed assets are depreciated at the following rates:

Leasehold improvements	—	20% on cost
Fixtures and fittings	—	20% on cost
Plant and equipment	—	20% on cost
Motor vehicles	—	20-25% on cost
  f)
  Intangible fixed assets

  Amounts paid in order to acquire interests in take-off and landing slots are capitalised as intangible fixed assets and amortised on a straight-line basis over a period not exceeding five years.

  g)
  Leases

  When assets are acquired by leasing arrangements which give rights to ownership ("finance leases"), the asset is capitalised at an amount representing the outright purchase price of such an asset and included in tangible fixed assets. Depreciation is provided at rates designed to write off this cost less residual value in equal annual amounts over the shorter of the period of the lease or the anticipated useful life of the asset. The capital element of future rentals is treated as a liability and the interest element is charged to the profit and loss account over the period of the lease in proportion to the balances outstanding.

  All other leases are accounted for as "operating leases" and the rental charges are charged to the profit and loss account on a straight line basis, and provision is made over the minimum term of the lease for any charges payable on termination.

  h)
  Inventories

  Stock of tax free goods and catering supplies are carried at the lower of cost or net realisable value.

  i)
  Aircraft and engine maintenance costs

  Routine maintenance costs including annual airframe checks are written off to the profit and loss account as incurred. Heavy maintenance and engine overhaul costs are provided for on a flight hour basis.

  j)
  Taxation

  The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided for in full for timing differences, except as otherwise required by FRS 19. Deferred tax assets are only recognised to the extent that they are considered recoverable.

  k)
  Development expenditure

  The cost of the development of new routes and the pre-operating costs incurred prior to new aircraft being brought into use are expensed as incurred.

  l)
  Profit per ordinary share

  Profit per ordinary share included in the financial statements has been computed by dividing the profit for the financial period by the weighted average number of ordinary shares outstanding during the period. The dilutive effect of share options is not significant.

  m)
  Derivative financial instruments

  The Company enters into various financial instruments to manage its exposures to foreign currency exchange, interest rate and commodity price risks. Financial instruments are recorded in the balance sheet at their fair values unless they meet, for accounting purposes, certain hedging criteria. An interest rate or commodity contract is considered a hedge of an anticipated transaction or a firm commitment if the item to be hedged exposes the Company to risk, and the contract is designated as a hedge and reduces such exposure. In addition, the significant characteristics of expected terms of the anticipated transaction are identified and it is probable that the anticipated transaction will occur. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on contracts meeting these hedge accounting criteria are included in the measurement of the related hedged transaction. A loss is recognised to the extent that the amounts will not be recovered.

  n)
  Exceptional items

  These are material items arising from events within the past and present ordinary activities of the Group and which due to their size or incidence are disclosed separately in order that the consolidated financial statements give a true and fair view.

  m)
  Reclassification

  Certain prior years amounts have been reclassified to conform with the current year presentation.

4      Segmental information

  The Group has a single line of business, operating as an airline and accordingly no segmental information is provided. All of the Group's turnover originates in Europe (except from some sublease income which is generated from a related party located in Australia) and substantially all of its turnover arises from services whose destinations are in Europe.

5      Revenue and other operating income

  A breakdown of revenue follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Scheduled services	204,590	181,713	203,613
Charter services	72,039	9,366	11,469
Other operating income	13,239	21,043	12,241

Total revenue	289,868	212,122	227,323

  Other operating income can be analyzed as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Sale of duty free goods	3,402	1,533	2,137
Aircraft sub-lease	8,382	17,724	4,723
Other	1,455	1,786	5,381

Other operating income	13,239	21,043	12,241

6      Analysis of operating expenditure

  Operating expenditure can be analysed as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Flight operations	29,202	15,998	17,322
Aircraft fuel	53,275	26,235	25,319
Navigation and overflight costs	23,101	12,713	17,738
Maintenance	41,616	22,641	26,202
Aircraft rentals and insurance expense	90,439	56,074	45,693
Station operations	57,378	35,729	37,478
Passenger services	16,946	11,234	16,653
Sales and marketing	14,017	14,051	19,672
Depreciation and amortization	2,867	1,195	1,693
General and administration	21,281	14,704	16,929
Share awards	395	—	—

Total operating expenditure	350,517	210,574	224,679

Total operating expenditure comprises:
Operating expenses	328,841	195,870	207,750
Administrative expenses	21,676	14,704	16,929

	350,517	210,574	224,679

  The Group has entered into agreements with contractors, including other airlines, to provide facilities and services required for its operations, including aircraft maintenance, ground handling, personnel training and revenue management services. The Group expects to be dependent on such agreements for the foreseeable future and will need to enter into similar agreements in any new markets it may enter. All of these agreements are subject to termination by either party after notice.

7      Exceptional items

  During the year 2002, 0.4 million has been written back to the profit and loss account in respect of restructuring costs provided for in 2000.

  The write back to the profit and loss account is in respect of sub leased aircraft and arose due to changes in the fleet planning. Aircraft previously thought to be surplus were actually required to fulfill the scheduled obligations and as such the provision for the estimated future sub lease shortfall has been reversed.

  Operating profit for the year ending December 31, 2001, includes €1.8 million written back to the profit and loss account in respect of restructuring costs provided for in 2000. Of the write-back, €1.4 million is in respect of subleased aircraft and arose due to a change in the fleet planning for 2001. Aircraft previously thought to be surplus were actually required to fulfil the scheduled obligations, and as a result the provision for the estimated future sublease shortfall has been reversed.

  For the year ending December 31, 2000, operational expenses include an exceptional charge of €15,131,000. This charge was associated to restructuring measures. €2.9 million were costs associated with early redelivery of four aircraft and €0.6 million were provisions arising from the share buyback program. As a result of the decision to discontinue operations in Ireland associated with the closure of operating routes from Gatwick, Shannon and Berlin, the Company significantly reduced its operational fleet and entered into seven aircraft sublease agreements with third parties. This resulted in an exceptional charge of €11.4 million in terms of difference between monthly head-lease aircraft rental and sublease income. A further charge of €0.2 million was related to reduction in manpower in Vcats.

8      Staff numbers and costs

  The average number of persons employed (including directors) during the period, analyzed by category, was as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
Flight crew	175	121	130
Cabin crew	400	263	266
Reservations, sales and administration	637	436	477

	1,212	820	873

  The aggregate payroll costs of these persons were as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Wages and salaries	34,433	28,995	30,412
Pension contributions	—	18	53
Social security costs	7,946	5,390	6,210

	42,379	34,403	36,675

9      Emoluments of directors

  The emoluments of the directors were as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Emoluments as executives	348	548	560
Compensation for loss of office	14	—	—

  The emoluments of the highest paid director were €389,000 (2001: €381,000). No contributions were made to the pension scheme.

10    Interest receivable and similar income

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Interest on deposits	688	505	351
Foreign exchange gains	671	—	—
Other	29	12	221

	1,388	517	572

11    Interest payable and similar charges

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
On loans from affiliated undertakings	584	2,261	1,320
On bank loans, overdrafts and other loans wholly repayable within five years	840	95	23
Finance charges on capitalized leases	500	415	—
Foreign exchange losses	—	313	947
Other	1,807	514	883

	3,731	3,598	3,173

12    Profit/(loss) on ordinary activities before taxation

  Profit/(loss) on ordinary activities before taxation is stated after the following charges:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Rentals under operating leases:
Aircraft leases	74,961	62,862	43,853
Hire of plant and machinery	553	779	1,230
Other operating leases	1,480	1,258	976
Auditors' remuneration and expenses:
Audit	116	177	136
Non-audit	144	192	73
Profit/(loss) on disposal of fixed assets	54	2,412	—

13    Taxation

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Foreign tax: — current tax on income for the period	5	—	163
— adjustments in respect of prior periods	—	661	(610)
Deferred tax	(111)	—	—

Tax (credit)/charge	(106)	661	(447)

  A reconciliation of the provision for taxation to the full statutory rate is as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Tax at full statutory rate (30%)	(19,618)	276	12
Overseas profits taxed at higher rate (40.17%)	5	119	51
Permanent disallowed expenditure/(income)	50	430	310
Deferred tax asset unprovided	19,457	(164)	—
Utilisation of unrecognised tax losses	—	—	(210)
Adjustments to tax charge in respect of previous periods	—	—	(610)

Tax (credit)/charge	(106)	661	(447)

14    Earnings per share

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Profit/(Loss) for the year (€ "000)	(65,200)	130	409
Weighted average shares outstanding — basic	4,842,500	4,842,500	4,842,500
Earnings/(loss) per ordinary share — basic (€)	(13.46)	0.03	0.08

  There is no material difference between basic and diluted earnings per share in any of the years.

15    Equity Minority interest

  The minority interest for the period is charged in respect of a 49.92% interest in Vcats sold to Alpha Airport Holdings BV, during 2000.

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
At January 1	—	671	759
Sales of minority interest in Vcats	760	—	—
Share of profit/(loss) for the year	(89)	88	81
Dividend paid by subsidiaries to Minority Interest	—	—	(88)

At December 31	671	759	752

16    Intangible fixed assets

	Slot Costs	Amortization	Net book value
	€'000	€'000	€'000
At January 1, 2002	26	(15)	11
Additions / Charge for the year	136	(20)	116
Disposals	—	—	—

At December 31, 2002	162	(35)	127

17    Tangible fixed assets

	Modifications to aircraft under operating lease	Leasehold improvements	Fixtures, fittings and equipment	Plant and machinery	Total
	€'000	€'000	€'000	€'000	€'000
Cost
At January 1, 2001	4,791	263	5,180	4,192	14,421
Additions	2,685	23	2,705	393	5,805
Disposals	(1,876)	—	(3,122)	(21)	(5,019)

At December 31, 2001	5,600	286	4,763	4,564	15,213

Additions	544	—	684	266	1,494
Disposals	—	—	—	—	—

At December 31, 2002	6,144	286	5,447	4,830	16,707

Depreciation
At January 1, 2001	2,191	226	3,893	2,227	8,537
Charge for the period	1,954	9	2,032	638	4,633
Disposals	(576)	—	(1,258)	(10)	(1,844)

At December 31, 2001	3,570	235	4,666	2,856	11,327

Charge for the period	844	8	564	257	1,673
Disposals	—	—	—	—	—

At December 31, 2002	4,414	243	5,230	3,113	13,000

Net book value
At December 31, 2001	2,031	52	96	1,707	3,886

At December 31, 2002	1,730	43	217	1,717	3,707

  Included in the total cost of tangible fixed assets is €146,000 (2001: €146,000) in respect of assets held under finance lease. Depreciation for the year in respect of these assets was €29,000 (2001: €29,000). Accumulated depreciation at 31 December 2002 in respect of these assets is €145,000 (2001: €116,000).

18    Stocks

	December 31 2001	December 31 2002
	€'000	€'000
Finished goods and goods for resale	427	281

19    Debtors: falling due within one year

	December 31 2001	December 31 2002
	€'000	€'000
Trade debtors	33,056	39,720
Other debtors	2,242	8,710
Prepayments and accrued income	10,398	8,266

	45,696	56,696

20    Cash at bank and in hand

  Cash at bank and in hand at 31 December 2002 includes €10,937,000 (2001: €13,740,000) which was pledged as security deposits for lessors, fuel vendors and airport services.

21    Creditors: amounts falling due within one year

	December 31 2001	December 31 2002
	€'000	€'000
Borrowings
Obligations under finance leases and hire purchase contracts (see note 26)	31	16

	31	16

Other
Trade creditors	41,576	47,504
Amounts owed to group undertakings	2,845	4,165
Other creditors including taxation and social security:
Corporation tax	661	—
Social security	3,931	4,031
Other creditors	2,839	1,276
Accruals and deferred income	12,400	25,581

	64,252	82,557

Total creditors' amounts falling due within one year	64,283	82,573

22    Creditors: amounts falling due after more than one year

	December 31 2001	December 31 2002
	€'000	€'000
Borrowings
Obligations under finance leases and hire purchase contracts (see note 26)	16	—
Other
Amounts owed to related undertakings	30,637	28,426

	30,653	28,426

23    Provisions for liabilities and charges

	Maintenance	Deferred tax	Restructuring, Legal and Others	Total
	€'000	€'000	€'000	€'000
At January 1, 2001	10,090	(96)	18,140	28,134

Charge for the period	1,573	—	216	1,789
Utilized in the period	(2.031)	—	(12,106)	(14,137)

At December 31, 2001	9,632	(96)	6,250	15,786

Charge for the period	—	—	—	—
Utilized in the period	(3,690)	—	(4,943)	(8,633)

At December 31, 2002	5,942	(96)	1,307	7,153

  Deferred taxation recognized and the full potential asset are as follows:

	December 31 2001 Amount Recognized	December 31 2002 Amount recognized	December 31 2001 Full potential asset	December 31 2002 Full potential asset
	€'000	€'000	€'000	€'000
Other short term timing differences	(96)	(96)	(260)	(260)
Allowable tax losses	—	—	(47,100)	(48,600)

  The potential deferred tax assets relate principally to allowable tax loss carryforwards that do not expire. These assets have not been recognised in the financial statements as in the opinion of the directors there is insufficient evidence that they will be recoverable. There has been no impact as a result of the adoption of FRS19: Deferred Tax.

24    Share capital

	December 31 2001	December 31 2002
	€'000	€'000
Authorized:
50,000 (2001:50,000) deferred ordinary shares of €1.51 each	76	76
7,200,000 (2001:7,200,000) ordinary shares of €0.0025 each	13	13

	89	89

Allotted, called up and fully paid
50,000 (2001:50,000) deferred ordinary shares of €1.51 each	19	19
4,842,500 (2001: 4,842,500) ordinary shares of €0.0025 each	12	12

	31	31

  Share capital issued by the Company in foreign currencies is translated into Euros at the rate of exchange ruling at the date of issue. Only the € 0.0025 ordinary shares carry voting rights.

  Share repurchase program

  On 13 May 1999, the shareholders authorised arrangements for the repurchase by the Company of up to 765,000 issued ordinary shares of €0.0025 each (BEF0.10) for a maximum consideration of US$15 million, such repurchase being subject to the availability of distributable reserves as determined under the Companies Act 1985.

  A program of share repurchases ensued and 213,500 ordinary shares were acquired for a total consideration of €5.9 million, and those shares were cancelled in accordance with the Companies Act 1985: however, a further 65,000 ordinary shares were also acquired by the Company, from the financial intermediary involved in the share repurchase program, at a cost of €1.4 million, at a time when the Company did not have sufficient distributable reserves to fund the repurchase in accordance with the Companies Act 1985.

  The repurchase of the relevant shares is void so far as the Company is concerned. The relevant transactions are effectively unwound and the Company remains entitled to repayment of the consideration paid for the excess repurchase, but in the circumstances the directors consider it appropriate to record that debtor from the financial intermediary at an amount equivalent to the open market price of the shares as at 31 December 2002. This has resulted in a provision charge of €330,000 (2001: release €200,000) which has been included as an exceptional item within administration expenses.

  Share options

  The Company has adopted formal stock option plans (the "Executive Stock Option Plans") for certain officers and directors of the Company. The options vest and become exercisable over a period up to 10 years. The related exercise price was based on the estimated fair value of the shares at the grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated financial statements.

  At December 31, 2002, the exercise prices and weighted-average remaining contractual life of the outstanding options were as follows:

  Share activity is as follows:

	Number of Shares	Weighted-Average Exercise Price (€)
Outstanding at December 31, 1999	193,555	20.39
Bought back	(50,000)	11.57
Cancelled/forfeited 2000	(90,492)	18.58
Granted during 2000	213,000	10.16
Exercised during 2000	—	—

Outstanding at December 31, 2000	266,063	19.86
Granted during 2001	287,000	3.11
Cancelled/Forfeited 2001	(68,730)	14.40
Exercised during 2001	—	—

Outstanding at December 31, 2001	484,333	6.34
Granted during 2002	29,921	5.41
Cancelled/Forfeited 2002	(60,000)	4.28
Exercised during 2002	—	—

Outstanding at December 31, 2002	454,254	4.24

Options exercisable at December 31, 2002	84,666	4.54

Options exercisable at December 31, 2001	63,000	13.16

Options exercisable at December 31, 2000	102,397	23.93

Exercise Price In ($)	Number of Options Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (Years)
3.15	3,333	8.58
3.5625	224,672	8.14
4.125	30,000	7.14
4.32	3,333	8.75
4.5	20,000	7.14
4.85	10,000	9.5
5.67	141,333	7.31
6.06	21,583	9.08

	454,254

  Employee share ownership trust

  Concurrent with the initial public offering, trustees of a trust established for the benefit of employees of the Company subscribed at par (€0.0025 per share) for 95,000 shares, representing approximately 2% of the issued share capital of the Company. At 31 December 2002 the trustees had awarded some 80,000 of these shares at no cost to the employees. The award of the remaining shares is conditional upon certain criteria being met in respect of future periods. Total compensation resulting from shares awarded has been amortised over the anticipated three-year vesting period of awarded shares. The compensation cost for the year ending 31 December 2002 was €nil (2001: €nil and 2000: €395,000).

25    Reserves

	Share premium account	Profit and loss account	Other reserves
	€'000	€'000	€'000
At January 1, 2000	90,318	(64,071)	606
Credit arising from profit and loss charge for employee share awards (see note 24)	—	—	395
(Loss) for the financial period	—	(65,200)	—

At January 1, 2001	90,318	(129,271)	1,001
Profit/(loss) for the financial period	—	130	—

At December 31, 2001	90,318	(129,141)	1,001
Profit for the financial period	—	409	—

At December 31, 2002	90,318	(128,732)	1,001

26    Leasing commitments

  The future net minimum lease payments to which the Group is committed under finance lease obligations are as follows:

	December 31 2001	December 31 2002
	€'000	€'000
Amounts due within year ending December 31
2003	31	16
2004	16	—

	47	16

  Annual commitments under non-cancelable operating leases are as follows:

	December 31, 2001		December 31, 2002
	Land and buildings	Aircraft and other	Land and buildings	Aircraft and other
	€'000	€'000	€'000	€'000
Operating leases which Expire:
Within one year	214	6,960	395	706
In the second to fifth years inclusive	295	16,593	509	20,181
Over five years	—	17,594	—	12,434

	509	41,147	904	33,321

27    Capital and other commitments

  To partially replace the SNBA revenue, representing around 15% of the 2002 Virgin Express revenue, the Company has developed new partnerships on a number of routes. On the Portuguese routes, Virgin Express concluded commercial deals with a local party that will give enhanced distribution power. On the Brussels-London route, the Company purchases "soft allotments' from VLM Airlines. Scandinavian routes are operated under a code share agreement with Malmö Aviation. On Stockholm and Gothenburg, Virgin Express is required to purchase a mix of fixed and soft allotments. On the Copenhagen route, Malmö Aviation is also committed to purchase a mix of fixed and soft allotments. Finally, the new initiative Amsterdam-Rome, is a 50% partnership, operated by Virgin Express, with Airtrade/Budgetair limiting the risk and contributing guaranteed revenue.

28    Contingent Liabilities

  Certain airlines in Belgium are currently subject to a review by the Belgian authorities in respect of the applicability of Belgian social security and income tax regulations on certain pilots which are hired externally. The review by the authorities is not yet completed and hence the outcome of this matter, so far as it affects Virgin Express, cannot presently be determined, having regard to the significant uncertainties involved. In the light of this Virgin Express has made certain accruals and the directors are of the opinion that an adverse outcome, if any, will not materially affect the financial position of the company. Moreover, Virgin Express intends to defend its position vigorously.

  Following the bankruptcy of Sabena on November 7, 2001, the Company has received a claim from the Administrators of Sabena for $7million, in respect of failure to achieve punctuality performance targets specified under the shared service agreement. Management consider the claim to be without merit as punctuality performance was the responsibility of the ground handling contractors, Sabena Technics and Sabena Ground Handling. Accordingly no provision has been made in this regard in the financial statements.

  In addition, the company has filed a claim for €269million for loss of revenue arising from the termination of the shared service agreement. As the claim is contingent, no amount has been recognised in this regard in the financial statements.

  Prior to the bankruptcy of Sabena and City Bird, Virgin Express NV/SA operated several of its aircraft under wet lease agreements with Sabena and City Bird, respectively. Under these agreements, Virgin Express NV/SA was the lessor and Sabena and City Bird were the respective lessees. The agreements provided that the lessee was responsible for all Eurocontrol charges. Air navigation charges incurred in operating flights were charged by Eurocontrol to Sabena and City Bird, respectively, as the flights were operated under their flight numbers. Several of these Eurocontrol charges due by Sabena and City Bird have not been paid by Sabena and City Bird. Virgin Express NV/SA is not liable to Eurocontrol for these outstanding amounts. The unpaid charges of Sabena and City Bird, although not incurred by Virgin Express NV/SA, may result in Eurocontrol seeking to detain the relevant aircraft in the United Kingdom pursuant to a specific UK legislation (Civil Aviation Regulations 2001). The Directors have considered that it is appropriate to make a provision in the Company's accounts, taking into account the redelivery dates of the aircraft concerned, to cover the risk of detention, as long as the relevant aircraft continue to be operated by Virgin Express NV/SA (as Virgin Express NV/SA no longer flies to the United Kingdom). The total amount of outstanding Eurocontrol charges due by Sabena and City Bird under the agreements amounts to EUR 1,516,097. This is spread over several aircraft, which should normally be redelivered to the lessors between 2004 and 2012.

29    Derivative financial instruments

  The Group's financial instruments, other than derivatives, comprise principally of cash and loans and are used to finance its operations. The Group also uses certain derivative financial instruments. On occasion, it primarily utilises forward exchange contracts and forward fuel contracts to manage its exposures to foreign currency and commodity price risks. The policies applied by the Group are reviewed and agreed by the Board, and are considered below. The Group is not party to leveraged derivatives and does not hold or issue derivative instruments for speculative purposes.

  The notional/contract amounts of derivatives do not represent the amount exchanged by the parties and thus are not a measure of the exposure of the Group through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional/contract amounts and other contractual conditions of the derivatives.

  The Group actively evaluates the credit worthiness of the financial institutions, which are counterparts to derivative instruments, and it does not expect any counterpart to fail to meet its obligations. The credit exposure of the derivative instruments is represented by the unrealised gain in the underlying instrument.

  Short term debtors and creditors are held at fair value and have therefore been excluded from the disclosures other than as disclosed herin.

  Interest rate risk

  The group does not have a formal policy on the interest profile to be maintained in respect of borrowings. The historical borrowing profile of the Group is set out below:

	Fixed rate borrowings	Variable rate borrowings	Total
	€'000	€'000	€'000
Bank overdraft and other—Euro	—	—	—
Shareholder loans — US dollar	—	30,637	30,637

As at 31 December 2001	—	30,637	30,637

Bank overdraft and other — Euro	—	—	—
Shareholder loans — Euro	—	28,427	28,427

As at 31 December 2002	—	28,427	28,427

  The variable rate financial liabilities comprise Euro denominated shareholder loans that bear interest at base rate BIBOR plus 3%. The shareholder loans are repayable in more than one year but less than two years.

  The Group has undrawn committed borrowing facilities available at 31 December 2002 of €4.6 million (2001:€10.4 million), expiring in more than one year but less than two years.

  Foreign currency risk

  The majority of the Group's trading revenue is generated in Euros, and with the exception of aircraft lease rentals and other associated aircraft costs, the group's cost base has a similar profile. Aircraft lease and other associated aircraft costs are payable in US dollars, and these are partially offset against US dollar revenues derived from the sub lease of aircraft.

  Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Forward contracts generally have maturities not exceeding 12 months. As at 31 December 2002 the notional value of forward currency contracts was US$41.5 million (2001: nominal value US$ nil).

  Liquidity risk

  The Group prepares regular budgets and cash forecasts which are reviewed by the Board, and are considered in the context of funding facilities available to the Group to ensure adequate liquidity is maintained.

  Price risk management

  The Group purchases a significant amount of aircraft fuel. In order to reduce the effect of unexpected fluctuations in the price of fuel, the Group occasionally enters into forward fuel purchase contracts. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Fuel contracts generally have maturities not exceeding 12 months. As at 31 December 2002 the notional value of fuel contracts was US$10.7 million (2001: US$7.8 million).

  Unrecognised gains and losses on hedges

	2002			2001
	Gains	Losses	Net	Gains	Losses	Net
	€'000	€'000	€'000	€'000	€'000	€'000
Unrecognised gains and losses
Total unrecognised gains/(losses) at 1 January 2002	—	—	—	—	(700)	(700)
Gains and losses recognised in the year related to prior years	—	—	—	—	700	700
Gains and losses not recognised in the year relating to prior years	—	—	—	—	—	—
Gains and losses not recognised in the year relating to the current year	600	(2,500)	(1,900)	—	—	—

Total unrecognised gains/(losses) at 31 December 2002	600	(2,500)	(1,900)	—	—	—

Of which:
Expected to be recognised within one year	600	(2,500)	(1,900)	—	—	—
Expected to be recognised after one year	—	—	—	—	—	—

	600	(2,500)	(1,900)	—	—	—

30    Reconciliation of operating profit to operating cash flows

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Operating profit/(loss)	(60,649)	1,548	2,644
Depreciation and amortization charges	21,233	(7,780)	1,693
Profit on sale of tangible fixed assets	(54)	—	—
(Increase)/decrease in stocks	327	329	146
Decrease/(increase) in debtors	786	5,102	(11,000)
Decrease/(increase) in creditors	12,608	(10,597)	9,013
Credit arising from employee share awards	395	—	—

Net cash inflow/(outflow) from operating activities	(25,354)	(11,398)	2,496

31    Analysis of cash flow

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Cash outflow from operations	(25,354)	(11,398)	2,496

Returns on investment and servicing of finance
Interest received	1,279	554	572
Interest paid	(2,575)	(899)	(2,218)
Interest element of finance lease rental payments	(500)	(415)	(58)

Dividend paid to MI	—	—	(88)
	(1,796)	(760)	(1,792)

Taxation	106	—	(214)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(3,598)	(5,805)	(1,494)
Payment to acquire intangible fixed assets	(571)	(6)	(136)
Sale of tangible fixed assets	630	6,372	—

	(3,539)	561	(1,630)

Acquisition and disposals
Sale of subsidiary undertakings	1,530	—	—

	1,530	—	—

Cash outflow before use of liquid resources/financing	(29,053)	(11,597)	(1,140)

Management of liquid resources	—	—	—

Financing
New loan	21,208	9,429	1,015
Capital element of finance lease rental payments	(59)	(53)	(31)

	21,149	9,376	984

Decrease in cash in the period	(7,904)	(2,221)	(156)

32    Analysis of net debt

	Cash at bank and in hand	Overdraft	Borrowings	Finance leases	Total
	€'000	€'000	€'000	€'000	€'000
At December 31, 2000	26,484	(593)	(21,208)	(100)	4,583

Cash flow	(2,814)	593	(9,429)	53	(11,597)

At December 31, 2001	23,670	—	(30,637)	(47)	(7,014)

Cash flow	(156)	—	(1,015)	31	(1,140)
Exchange movement	(2,803)	—	3,226	—	423

At December 31, 2002	20,711	—	(28,426)	(16)	(7,731)

33    Related party transactions

  At 31 December 2002 the Company's ultimate parent company was Virgin Group Investments Limited ("VGIL"), through Virgin Sky Investment Limited (VSIL) whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL. The principal beneficiaries of those trusts are RCN Branson and his immediate family. The shareholders of VGIL have interests directly or indirectly in certain other companies which are considered to give rise to related party disclosures under Financial Reporting Standard No 8, as noted below

  In September 2000, the Company was provided with a US$ 25 million credit facility from Barfair Limited. A further facility of US$7.5 million was provided in March 2001. During 2002 the loan was converted into a subordinated loan denominated in Euros and in March 2003 the loan was transferred to Virgin Sky Investments Limited. The amount drawn down at 31 December 2002 was 28.4 million (2001: 30.6 million) and 4.1 million (2001: 2.8 million) for accrued interest.

  During the year the Company has subleased four aircraft to Virgin Australia Pty Limited for an amount of €4.7 million (2001: €11.4 million). At 31 December 2002, a balance of 323,000 (2001: 45,000) is due from Virgin Australia Pty Limited in respect of monies advanced, and invoiced aircraft maintenance reserves.

  In 2001, Virgin Atlantic Airways Limited, whose main base is located at London (Heathrow) airport, acquired two slots from the Company for an amount of €2.4 million.

  With effect from January 1, 1997, the Company has entered into a 30 year agreement with Virgin Atlantic Airways Limited, Virgin Enterprise Limited and certain other parties for the exclusive use of the Virgin Express name and Virgin signature logo for scheduled services in the EEA and Switzerland (subject to certain exceptions). In addition it has the non-exclusive use of the name and signature logo for charter services. Royalties for the licence are payable based on applicable revenue, arising from certain scheduled operations. The royalty charge for the year to 31 December 2002 was €852,000 (2001: €447,000 and 2000: €360,000).

34    Principal subsidiaries

	Country of incorporation and registration	Class of shares held	Percentage held	Principal activity
Virgin Express N.V./S.A.	Belgium	Ordinary	100%	Airline operator
Virgin Express Catering Services N.V./S.A.	Belgium	Ordinary	50.08%	Supply of duty free goods(*)
Virgin Airlines (UK) Limited	Ireland	Ordinary	100%	Airline operator

  (*) Indirectly held

35    Ultimate holding company

  At 31 December 2002 the ultimate parent company was Virgin Group Investments Limited, a company incorporated in the British Virgin Islands.

36    Differences between United Kingdom and United States generally accepted accounting principles

  The financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain significant respects from those generally accepted in the United States ("US GAAP"). The significant areas of difference affecting the financial statements of the Group are described below.

  a)
  Goodwill

  Under UK GAAP, goodwill arising before 1999, on consolidation is written off directly to the goodwill write-off reserve in the year of acquisition. Under US GAAP, goodwill arising on consolidation is capitalised on the balance sheet. Until the end of 2001, capitalised goodwill was amortised over its useful life. The Company has determined the expected useful life of goodwill to be 20 years.

  The carrying value under US GAAP at December 31, 2002 of goodwill, all of which arose prior to 1999, is €50,947,000 (2001: €50,947,000). Accumulated amortisation of goodwill under US GAAP at December 31, 2002 is €14,181,000 (2001: €14,181,000). As of January 1, 2002, the Group adopted SFAS 142, which requires that companies cease amortising goodwill and requires an annual, or when events or circumstances dictate a more frequent impairment review of goodwill. Upon implementation of SFAS 142, the Company carried out an impairment analysis at January 1, 2002, which resulted in no indication of impairment. At December 31, 2002, the Company performed its annual impairment review and no goodwill impairment was identified. The goodwill continues to be recognised in the carrying value with no subsequent amortisation from January 1, 2002. If goodwill had not been amortised for periods prior to January 1, 2002, the Group adjusted net income/loss and adjusted basic and diluted earnings per share would have been as follows:

	Year ended December 31 2000	Year ended December 31 2001
	€'000	€'000
Net income/(loss)
As reported in conformity with U.S. GAAP	(63,780)	(6,070)
Amortization of goodwill	2,881	2,547
Adjusted net loss in conformity with U.S. GAAP	(60,899)	(3,523)

Adjusted net loss per ordinary share (€): basic and diluted	(12,58)	(0.73)

Weighted average number of shares outstanding	4,842,500	4,842,500

  b)
  Deferral of costs

  Under U.K. GAAP, certain costs incurred in establishing the operation of VE Ireland were deferred and amortised over a period of five years. Under U.S. GAAP, such costs are expensed as incurred.

  c)
  Restructuring cost

  Under U.K. GAAP, the group has made provisions for certain employee termination costs and benefits arising as a result of the announcement of the restructuring programme in 2000. Under U.S. GAAP these costs have not been provided, as the terminated employees were not notified of their individual entitlements until after the year end.

  d)
  Statement of cash flows

  Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources, equity dividends paid and financing activities.

  Under US GAAP, cash flow activities are reported as operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities. Capital expenditure and financial investment, acquisition and disposals, and management of liquid resources would be presented as investing activities. Equity dividends paid would be included as financing activities.

  Under UK GAAP cash and cash equivalents consist of cash, including cash pledged for security deposit and overdrafts less cash on deposit, which cannot be obtained within 12 hours notice. Under US GAAP cash equivalents include time deposits of original maturities of three months or less, overdraft activities are presented as financing cash flows and cash flows related to pledged cash are included in financing activities.

  Set out below, is a summary consolidated statement of cash flows under U.S. GAAP.

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Net cash provided by/(used in) operating activities	(32,811)	(12,836)	(2,225)
Net cash (used in)/provided by investing activities	(2,099)	561	(1,630)
Net cash provided by/(used in) financing activities	26,916	10,054	3,699

Net increase in cash and cash equivalents under U.S. GAAP	(7,994)	(2,221)	(156)

  e)
  Derivative financial instruments

  The Group has entered into forward fuel contracts for airline fuel and forward foreign currency contracts for the payment of liabilities denominated in US dollar. Under UK GAAP, the forward fuel purchase contracts and forward foreign currency contracts are designated as hedges and the resulting gains and losses are not recognized until the exposure that is being hedged is recognized. Under US GAAP, in accordance with SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, derivative financial instruments must meet specific criteria before hedge accounting can be applied. Derivative instruments are recorded at fair value as an asset or liability on the balance sheet. Changes in the fair value of the Derivative instruments that do not meet the hedge criteria are recorded in earnings. As of December 31, 2002, neither the forward fuel purchase contracts or the forward foreign currency contracts meet the criteria for hedge accounting under US GAAP.

  The effects of the differences between U.K. GAAP and U.S. GAAP on net income and shareholders' equity are as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Net income/(loss)
As reported in conformity with U.K. GAAP	(65,200)	130	409
Items increasing/(decreasing) net income:
Amortization of goodwill (a)	(2,881)	(2,547)	—
Unrecognised gain/(losses) on hedges (e)	—	—	(1,900)
Deferral of costs (b)	648	—	—
Restructuring cost (c)	3,653	(3,653)	—

Net loss in conformity with U.S. GAAP	(63,780)	(6,070)	(1,491)

Net loss per ordinary share (€): basic and diluted	(13.17)	(1.25)	(0.31)

Weighted average number of shares outstanding	4,842,500	4,842,500	4,842,500

	December 31 2001	December 31 2002
	€'000	€'000
Shareholders' deficit
As reported in conformity with U.K. GAAP	(37,791)	(37,382)
Items increasing/(decreasing) shareholders' deficit:
Capitalization of goodwill (a)	36,766	36,766
Unrecognised gain/(losses) on hedges (e)	—	(1,900)

Shareholders' deficit in conformity with U.S. GAAP	(1,025)	(2,516)

  Financial instruments and credit risk

  Financial instruments that potentially subject the Group to significant concentrations of credit risk consist of principally cash and accounts receivable as well as foreign exchange contracts. The Group maintains cash balances with various high credit-quality financial institutions. Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Group's customer base.

  The Group is also exposed to credit risk in the event that the counter-parties (generally financial institutions) to the foreign exchange and forward fuel purchase contracts fail to perform according to the terms of the contracts. The notional amounts of these contracts do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Group through its use of those financial instruments. The Group does not require collateral or other securities to support financial instruments subject to credit risk. Management believes that the credit risk associated with these financial instruments is minimal due to the control procedures, which monitor credit worthiness of customers and financial institutions.

  The Group's financial instruments are generally short-term in nature and in the case of debt, bear variable interest rates. Accordingly, the carrying value of such financial instruments approximates their fair value. The fair value of derivative financial instruments is disclosed in note 29.

  Share option scheme

  As permitted by SFAS No. 123 the Company continues to apply the provisions of APB Opinion No. 25 and provide pro-forma net income and pro-forma earnings per share disclosures for share option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. As described by APB No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. No compensation expense was recorded in any of the three years ended December 31, 2002 under U.K and U.S. GAAP.

  If compensation expense had been amortized for the three years ended December 31, 2002, the Group pro forma net income/(loss) and the pro forma earnings/(loss) per share would have been as follows:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
	€'000	€'000	€'000
Net loss
As reported	(63,780)	(6,070)	(1,491)
At stock-based compensation included in net income	—	—	—
Deduct stock-based compensation determined under fair value method	(34)	(160)	(141)
Pro forma	(63,814)	(6,230)	(1,632)
Net loss per ordinary share (€):basic and diluted
As reported	(13.17)	(1.25)	(0.31)
Pro forma	(13.18)	(1.29)	(0.34)

  These pro forma may not be representative of future expenses as they are subjective in nature and involve uncertainties and matters of judgement, and therefore can not be determined precisely. Changes in assumptions could affect the estimates.

  The fair value of options which, in determining the pro forma impact is assumed to be amortized in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended December 31 2000	Year ended December 31 2001	Year ended December 31 2002
Weighted average fair value whose exercise price equals the market price on the grant date (€)	0.343	1.196	0.641
Weighted average assumptions
Risk free interest rate	6%	6%	2%
Expected life (days)	1,820	1,640	1,460
Expected volatility	78%	99%	104%
Dividend yield	0%	0%	0%

37    Post balance sheet events

  The following changes have taken place in the authorised and issued share capital of the Company since 31 December 2002:

  Pursuant to ordinary and special resolutions of the Company dated 28th April 2003:

  (i) the authorised share capital of the Company was increased from 17,848.33 to 72,000 by the creation of 7,200,000 ordinary shares of 0.0075211 each ("Interim Ordinary Shares").

  (ii) 36,420.93 being part of the amount standing to the credit of the share premium account of the Company was capitalised and applied in paying up in full 4,842,500 Interim Ordinary Shares credited as fully paid up to and amongst the holders of the ordinary shares of €0.0024789 in the proportion of 1 Interim Ordinary Share for every 1 ordinary share

  (iii) the 4,842,500 issued ordinary shares of 0.0024789 were consolidated with the 4,842,500 Interim Ordinary Shares of 0.0075211 into 4,842,500 Ordinary Shares of 0.01.

  (iv) the 2,357,500 unissued ordinary shares of 0.0024789 were consolidated with 2,357,500 Interim Ordinary Shares of 0.0075211 into 2,357,500 Ordinary Shares of 0.01.

  (v) the authorised share capital of the Company was increased from 72,000 to 404,348.75 by the creation of 33,234,875 New Ordinary Shares.

  (vi) the Directors were generally authorised for the purposes of section 80 of the Act to allot relevant securities up to an aggregate nominal value of 355,923.75, such authority to expire on the first anniversary of such authority.

  (vii) the authorised share capital of the Company was increased from 404,348.75 to €660,000 by the creation of 25,565,125 New Ordinary Shares.

  (viii) the Directors were generally authorised for the purposes of section 80 of the Act to allot relevant securities up to an aggregate nominal value of 611,575, such authority to expire on the first anniversary of such authority

  (ix) the Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act:

  (a) up to an aggregate nominal amount of 351,081.25 pursuant to a Placing and Open Offer; and

  (b) pursuant to a rights issue or other pro rata offer; and

  (c) up to a nominal amount or, in the case of other equity securities, giving the rights to subscribe for or convert into relevant shares having a nominal amount not exceeding, in aggregate, the sum of €260,493.75,as if the provisions of section 89(1) of the Act did not apply to any such allotment and such power expiring on the date being 12 months from the passing of this resolution or, if earlier, at the conclusion of the next annual general meeting of the Company.