Form 20-F
period 2003-12-31
VIRGIN EXPRESS HOLDINGS PLC
filed 2004-06-30
CIK 1048420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                                      to

Commission file number 333-07828

VIRGIN EXPRESS HOLDINGS PLC
(Exact Name of Registrant as Specified in Its Charter)

(Translation of Registrant’s Name Into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,950,625 ordinary shares, nominal value EUR 0.01 each, are issued and outstanding; such shares are traded in the United States in the form of 1,086,512 ADS’s, and are traded outside the United States in the form of 3,780,427 IDS’s, and are held by certain shareholders in the form of 35,083,686 ordinary shares.

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

VIRGIN EXPRESS HOLDINGS PLC

FORM 20-F

For the year ended December 31, 2003

i

ii

iii

PRESENTATION OF FINANCIAL INFORMATION

We changed our reporting currency from Belgian francs (“BEF”) to Euros (“EUR”) on January 1, 1999 and now publish our financial statements in Euros.  In this annual report, references to “US$”, “USD”, “US dollars”, “dollars” or “$” are to United States dollars.  References to “Euro” or “EUR” are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union pursuant to the treaty establishing the European Economic Community, as amended from time to time.

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value EUR 0.01 each, are traded in the United States in the form of American Depositary Shares, or ADSs, each representing the right to receive one ordinary share.  The ADSs are quoted on the OTC Bulletin Board under the symbol “VIRGY” and are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement, as amended, with JPMorgan Chase Bank of New York, as depositary, and issued and delivered through its principal offices in New York at 60 Wall Street, New York, New York.

Our ordinary shares are traded outside the United States in the form of International Depositary Shares, or IDSs, each representing the right to receive one ordinary share.  The IDSs are listed on the Euronext Stock Market under the symbol “VIRE” and are evidenced by International Depositary Receipts, or IDRs, issued under a deposit agreement with Sogès-Fiducem, Brussels office, as depositary, and issued and delivered through its principal office in Brussels at 24 Avenue Marnix, B-1000, Brussels, Belgium.  JPMorgan Chase Bank acts as custodian for Sogès-Fiducem in relation to our ordinary shares represented by IDSs (and evidenced by IDRs).

As used in this annual report, “Virgin Express Holdings”, “Virgin Express”, the “Group”, the “Company”, “we”, “us”, “our” and similar terms mean Virgin Express Holdings PLC and its consolidated subsidiaries.  These subsidiaries are Virgin Express S.A./N.V. (“VE Belgium”), a company organized under the laws of Belgium, formerly named Eurobelgian Airlines S.A./N.V. (“EBA”), Virgin Express (Ireland) Limited (“VE Ireland”), a company organized under the laws of Ireland, Virgin Express Catering Services S.A/N.V., formerly named Virgin Express Tax Free Shop S.A./N.V. (“VECatS”), and VEX Airlines (UK) Ltd. (“VE UK”), a company organized under the laws of England.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In particular, certain statements in “Operating and Financial Review and Prospects”, “Information on the Company” and “Quantitative and Qualitative Disclosures about Market Risk” are forward-looking in nature.

The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as “expect”, “anticipate”, “intend”, “believe”, “seek” and other similar expressions.  Other forward-looking statements in this document may be implied but not stated.  We cannot guarantee future results, levels of activity, performance or achievements.

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

You should understand that various factors, in addition to those discussed elsewhere in this document under the caption “Risk Factors”, could affect the results of the Company and could cause results to differ materially from those expressed in such forward-looking statements including but not limited to:

•              general economic conditions, including, in particular, economic conditions in Belgium and the other countries to which the Company flies;

•              the occurrence of a serious mishap involving one of the Company’s aircraft;

•              the actions of existing competitors and the possible entry of other low-fare carriers into the Company’s current and future markets; and the receipt by such competitors or other carriers of governmental subsidies;

•              significant changes in the price of fuel, the availability of aircraft or the EUR/$ exchange rate; and

•              the actions or decisions by regulators or changes in applicable laws or regulations (or interpretations thereof), including the laws and regulations governing the Company’s right to service current and future markets.

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

Not applicable

ITEM 3.  KEY INFORMATION

A.            Selected Financial Data

In reading the financial information provided below, you should consider the following:

In April 1996, Virgin Express Holdings acquired EBA, now VE Belgium, a Belgium-based airline formed in 1991, providing airline service from points in Europe since 1992.  Concurrently, VE Belgium acquired VECatS, a company whose principal business was to provide and load catering on-board the aircraft and to sell duty-free goods on Virgin Express flights, and other airlines’ flights.  On April 18, 2000, VE Belgium sold approximately 49% of its shares in VECatS to Alpha Airport Holdings B.V.  See Item 4.C. for the current structure of the Group.

Except where otherwise noted, the following selected consolidated financial data are prepared in conformity with UK GAAP, and should be read in conjunction with, and are qualified in their entirety by reference to, the information set out in Item 5 “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to those statements appearing elsewhere in this annual report.  A detailed discussion of the principal differences between UK GAAP and US GAAP has been provided in note 37 of the notes to the consolidated financial statements.

The selected data for all years presented has been derived from the consolidated financial statements of the Company.

Years ended December 31,	Restated (2) 1999	Restated (2) 2000	Restated (2) 2001	Restated (2) 2002	Restated (2) 2003
	(in EUR 000 except per share data which is in EUR)
INCOME STATEMENT DATA
Amounts in Conformity with UK GAAP
Revenues
Scheduled	182,609	204,590	181,713	203,613	195,681
Charter	95,507	72,039	9,366	11,469	3,797
Other operating revenue	12,366	13,239	21,043	12,241	7,587

•Total Revenue	290,482	289,868	212,122	227,323	207,065

Operating Expenses
Flight operations	33,900	29,202	15,998	17,322	17,564
Aircraft fuel	29,031	53,275	26,235	25,319	28,167
Navigation and over-flight costs	24,252	23,101	12,713	17,738	20,870
Maintenance	37,183	41,616	22,641	26,202	24,237
Aircraft rentals and insurance expense	62,632	90,439	56,074	45,693	36,675
Station operations	56,810	57,378	35,729	37,478	36,445
Passenger service	18,287	16,946	11,234	16,653	15,364
Sales & marketing	11,844	14,017	14,051	19,672	21,698
Depreciation & amortization	2,917	2,867	1,195	1,673	2,135
General & administrative	24,347	22,381	17,004	16,929	19,917
Stock awards	606	395	—	—	—
•Total Operating Expenses	301,809	351,617	212,874	224,679	223,072
Operating Profit/(Loss)	(11,327)	(61,749)	(751)	2,644	(16,007)
Non-Operating Income/(Expenses)	2,255	(2,343)	(2,969)	(2,601)	(3,074)
Loss on closure of business unit	(446)	(2,403)	—	—	—
•Profit/(Loss) Before Taxation	(9,518)	(66,495)	(1,421)	43	(19,081)
•Profit/(Loss) After Taxation and Minority Interest	(9,672)	(66,300)	(2,170)	409	(19,579)
•Profit/(Loss) per Share	(7.74)	(54.04)	(1.79)	0.34	(0.86)

Amounts in Conformity with US GAAP
Income/(Loss) before Taxation and Minority Interest	(12,191)	(65,075)	(7,621)	(1,857)	(23,181)
Net Income/(Loss)	(12,345)	(64,880)	(8,370)	(1,491)	(23,679)
•Net Profit/(Loss) per Share (1)	(9.88)	(52.88)	(6.91)	(1.23)	(1.03)

At December 31,	1999	2000	2001	2002	2003
	(in EUR 000)
BALANCE SHEET DATA
Amounts in Conformity with UK GAAP
Total Assets	90,989	79,589	66,290	74,122	59,307
Long Term Liabilities	(75)	(21,256)	(30,653)	(28,426)	(20,144)
Total Stockholders’ Funds / (deficit)	22,884	(42,350)	(44,432)	(44,030)	(28,307)
Amounts in Conformity with US GAAP
Total Assets	132,535	118,902	103,056	108,988	91,973
Long Term Liabilities	(75)	(21,256)	(30,653)	(28,426)	(20,144)
Total Shareholders’ Equity / (deficit)	64,430	(55)	(8,425)	(9,916)	3,471

(1)     Per share amounts are basic and diluted.

(2)     Trade debtors at December 31, 1999, 2000, 2001 and 2002 were overstated by, respectively, EUR 4.0 million, EUR 5.1 million, EUR 7.4 million and EUR 7.4 million, and the profit and loss accounts for the years ended December 31, 1999, 2000, 2001 and 2002 were overstated by, respectively, EUR 4.0 million, EUR 1.1 million, EUR 2.3 million and EUR nil.  See note 4 of the notes to the consolidated financial statements for the details on the restatement.

Selected Operating Data (1)

	1999	2000	2001	2002	2003
Scheduled Service (Euro cents/km)
Revenue Passenger Kilometers (RPKs)(000’s)	2,250,546	2,465,247	2,076,928	2,672,136	3,256,511
Available Seat Kilometers (ASKs)(000’s)	2,939,504	3,361,037	2,542,399	3,310,251	4,005,252
Load Factor	76.6%	73.3%	81.7%	80.7%	81.3%
Revenue per RPK (Euro cents)	8.11	8.30	8.75	7.62	6.01
Revenue per ASK (Euro cents)	6.21	6.09	7.15	6.15	4.89
Flights Flown	26,436	28,069	20,366	20,264	20,503
Passengers Flown	2,924,711	2,975,852	2,422,736	2,377,562	2,500,290
Charter Service (Euro cents/km)
RPKs (000’s)	2,016,484	1,550,314	125,318	166,067	45,960
ASKs (000’s)	2,343,651	1,786,609	196,405	229,219	75,550
Revenue per ASK (Euro cents)	4.08	4.03	4.77	5.00	5.03
Flights Flown	8,652	6,474	954	959	405
Passengers Flown	1,129,131	838,837	83,199	94,722	32,641
Total (Euro cents/km)
RPKs (000’s)	4,267,030	4,015,561	2,202,246	2,838,203	3,302,471
ASKs (000’s)	5,283,155	5,147,646	2,738,804	3,539,470	4,080,802
Revenue per RPK (Euro cents)(2)	6.81	7.22	9.63	8.01	6.27
Revenue per ASK (Euro cents)	5.50	5.63	7.75	6.42	5.07
Flights Flown	35,088	34,543	21,320	21,223	20,908
Average Flight Length (km)	1,054	988	863	1,112	1,286
Passengers Flown	4,053,842	3,814,689	2,505,935	2,472,284	2,532,931
Block Hours Flown	67,833	66,571	38,139	42,915	44,511
Fuel Gallons Consumed (000’s)	51,616	49,132	26,288	31,907	33,051
Average Fuel Price (US Cents per Gallon)	63.64	99.25	87.42	75.99	95.54

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

Exchange Rates

On January 1, 1999, the Third Stage of the Economic and Monetary Union (“EMU”) came into effect and eleven member states of the European Union–Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain–introduced the Euro.  The official conversion rates between the Euro and the participating nations’ currencies were fixed permanently by the European Council as of December 31, 1998, with the participating national currencies to be removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coins.  During the “transition period” from January 1, 1999 through December 31, 2001, public and private entities as well as individuals were permitted to pay for goods and services using checks, drafts or wire transfers denominated in Euros or the participating country’s national currency.  The BEF/EUR rate was fixed at 40.3399.

The new European Central Bank (“ECB”) controls monetary policy with respect to the Euro, and sets interest rate policy for and manages the foreign reserves of the member states.  The ECB has set an objective to contain inflation and to adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment.  The ECB has declared that it will not set an exchange rate target for the Euro.

The Reference Rate for the Euro designated by the ECB on June 21, 2004 (the latest practicable date) was $1.2212=EUR 1.00.

The following table sets forth the high and low cost of dollars based on exchange rates designated by the ECB for each month during the last six months preceding the filing date of this annual report on Form 20-F, based on the ECB Reference Rate for dollars per EUR 1.00:

	High ($)	Low ($)
Month Ended December 2003	1.263	1.198
Month Ended January 2004	1.283	1.238
Month Ended February 2004	1.286	1.242
Month Ended March 2004	1.248	1.212
Month Ended April 2004	1.232	1.183
Month Ended May 2004	1.228	1.180

The following table sets forth for the Company’s two most recent fiscal years the average rates, period-end, and high and low Reference Rates for the Euro calculated using the average of the exchange rates on the last day of each month during the period.

	Average Rate	End of Period	High	Low
Year Ended December 31,
2002	$0.951	$1.049	$1.049	$0.858
2003	$1.142	$1.263	$1.263	$1.038

Fluctuations in the EUR/$ exchange rate may affect the US dollar price of our ADSs traded on the OTC Bulletin Board in the United States as compared to the Euro price of our IDSs traded on the Euronext Stock Exchange.

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the Euro and the US dollar.

A substantial amount of our expenses are denominated in US dollars whereas our revenues are principally denominated in Euros and non-participating European currencies.  For the year ended December 31, 2003, approximately 40% of our expenses (principally aircraft lease payments, maintenance required under the leases, fuel and insurance) were denominated in US dollars.  Also, we may hold US dollar financial assets from time to time.  Accordingly, to the extent we do not advantageously hedge the fluctuations in the EUR/$ exchange rate, these fluctuations may have a significant effect on our operating results.

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

Risks Related to the Company

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In The Future

For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively, we incurred net losses, in accordance with UK GAAP, of EUR 9.7 million, EUR 66.3 million, EUR 2.2 million, EUR 7.0 million and EUR

19.6 million.  These results have been restated for years 1999, 2000 and 2001 (see note 4 of the notes to the consolidated financial statements for details on the restatement).

We believe that our future results and success will depend in large part on our degree of success in achieving several key objectives, including the following:

•              continuing to reduce costs from flight operations, maintenance operations, station operations, general and administrative matters, and passenger services costs;

•              increasing our revenues from our scheduled service;

•              continuing to implement the restructuring of our revenue management department, and continuing our efforts in yield control;

•              further developing our internet sales and Global Distribution Systems (“GDS”) to enlarge our distribution markets, and to increase the visibility of Virgin Express products by travel agents; and

•              focusing on customer satisfaction with the quality and value of Virgin Express low-fare service.

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

We Have Obtained A Substantial Loan From A Related Party And We Remain Dependant On The Financial Support Of Affiliates

On March 17, 2003, a loan facility obtained in 2000 from Barfair Limited, a wholly owned UK subsidiary of our principal shareholder Virgin Sky Investments Ltd. (“VSIL”) was transferred to VSIL.  In June 2003, the Group raised EUR 35 million through a placing and open offer through the Euronext Stock Market (but not any U.S. persons).  These funds have been used to pay off the loans (together with the interests thereon) outstanding as of June 2003 to VSIL.  In addition, the Company was provided with a new EUR 27.5 million credit facility from VSIL (increased to EUR 34 million on January 29, 2004).  As of December 31, 2003, the Company had used EUR 20.1 million of the total loan facility of EUR 27.5 million.

In support of its future funding needs, the Company received from VSIL on April 28, 2004 a letter of support setting out VSIL’s commitment to provide sufficient funding to the Company to enable it to meet its liabilities as they fall due at least until April 30, 2005.

With a net equity below zero as of December 31, 2003, the Company is dependent upon the financial support of the Virgin Group or other external financial means to ensure the going concern status of the business as well as to provide for opportunities for growth.

We Face Substantial Competition

Since we inaugurated scheduled service, the excess capacity on the Belgian market has led competitors such as SNBA, the successor to Sabena, Alitalia, SAS and Iberia, among others, substantially to reduce their restricted fares to compete with the fares that we charge and fill this excess capacity.  Our management believes that we can operate on our current routes at a lower cost than these larger air carriers.

However, the resources of certain of our competitors are considerably greater than ours.  If these competing carriers were to reduce their prices to levels at which we could not operate profitably, and were to maintain such reduced fares for an extended period, it is likely that some of our competitors could withstand sustained losses for a longer period of time than we.  Although predatory pricing is illegal in the European Economic Area (“EEA”), there is no assurance that we could obtain sufficiently rapid or adequate redress under applicable laws.

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

During the past few years, Ryanair, an Irish-based low-fare carrier, has inaugurated new scheduled services out of Charleroi (Belgium) Airport.  Ryanair is a successful low-cost carrier, primarily operating from the UK and Ireland, with its main hubs in Stansted and Dublin.  Although Ryanair did not initially fly to the same destinations as Virgin Express, it started to compete with us on three destinations (Barcelona, Milan and Rome).  Although Ryanair services a different market, operating flights from and to secondary airports, which are in most cases located at greater distances from city centers than the airports at which Virgin Express operates, the management of the Company believes it could well become a serious threat in the near future.  Over the past year substantial new competition has come into the market in direct or sometimes in-direct competition.  The new Spanish low-fare airline Vueling will start head to head on the route Brussels – Barcelona, and airlines like Basiq Air and V Bird are eating into the outer parts of our catchment area.  Further there is a strong development of scheduled charters that start selling their remaining seats through Internet based solutions, these tend to sell these seats at the lowest possible fares.

In February 2004, Ryanair was ordered to pay back part of the illegal subsidies received in a European Commission decision.  The Commission has stated that it is thus committing itself firmly to promoting increased competition which will enable low-cost carriers to establish themselves throughout the European Union, subject to compliance with uniform rules on competition between carriers, and for the maximum benefit of consumers.  The Commission took the view that the aid granted to Ryanair at Charleroi could be compatible with the common market in the context of transport policy, insofar as it permits the development and improved use of secondary airport infrastructure which is currently underused and represents a cost to the community as a whole.  However, certain forms of aid cannot be authorized, in particular the discounts on airport charges such as were granted at Charleroi, which go beyond the discounts already foreseen in the Belgian legislation, which are non-discriminatory and fully transparent, the reduced ground handling fees, which are not offset by possible surpluses from other, purely commercial activities (parking, shops, etc.), one-shot incentives paid when new routes were launched, where no account was taken of the actual costs of launching such routes, and the aid provided in respect of the Dublin-Charleroi route, which is not new, but was launched in 1997.  Ryanair said in May 2004 that it had lodged an appeal against the European Commission decision.

We Are Discussing The Opportunity To Combine Our Operations With SNBA

In September 2003 we announced that our major shareholder, VSIL, had been approached by a third party investment bank, suggesting that opportunities may exist to combine our operations with those of SNBA.  This initiative is consistent with our strategy to build a leadership position in Brussels.  Discussions have continued between our respective shareholders resulting in a non-binding letter of intent being signed and announced on March

16, 2004.  The Board of Virgin Express believes that the transaction contemplated may be in the best interests of our shareholders, employees and customers.  We would expect to achieve significant mutual benefits for both VE Belgium and SNBA through network optimizations.  However, the outcome of the negotiations remains uncertain and a negative conclusion may lead to increased competition from SNBA.  Further announcements will follow once material progress is made.  Regulatory approval may be required.

We Are Exposed To Adverse Impacts From New Routes

It is possible that we may face greater competition on some new routes than we currently face on our existing routes.  In addition, we may find that our low-fare service does not gain market acceptance on new routes.  When we commence a new route, although the load factor may be fairly similar to that of existing routes, the average fare we are able to charge tends to be lower, particularly in the first months of operation, and advertising and promotion costs are usually higher, particularly if the destination is one not previously served by us.  To the extent that we are unable to expand our route network successfully, our future revenue and earnings growth may be limited and our financial strength may be reduced.

We Have Important Relationships With Ex-Entities Of The Sabena Group, Which Filed For Bankruptcy On November 7, 2001

Sabena Group was the primary contractor responsible for both the ground handling and the scheduled maintenance and repair of our aircraft.  It was also our primary supplier of spare and replacement parts.  The Sabena Group was formed from different entities, and thus the bankruptcy of Sabena Airlines did not necessarily result in the bankruptcy of all of its subsidiaries.  The Company is no longer wholly dependent on the Sabena Group for its handling services or for its maintenance and repair delivery.  The Company entered into a maintenance agreement for the engines of its aircraft with TAP Engineering, replacing Snecma Services Belgium (SSB), the former technical service arm for the engines of the Sabena Group which has since been taken over by the Snecma Group.  The scheduled maintenance and repair and the supply of spare and replacement parts are provided by SN Technics, which currently remains under court-supervised administration.  As expected, Sabena’s ground handling activities were taken over by Eurohandling, a Spanish ground handling company which now operates under the name Belgian Ground Services.

We Are Dependent On Our Marketing

Our success depends on our ability to market ourselves directly to consumers because our low-fares and associated low commissions may make certain travel agents less likely to recommend us to customers.  However, in recent years, the public has increasingly accepted a low-fare concept, especially in the Belgian market since Sabena went bankrupt, and Virgin Express has proven able to deliver a “value-for-money” product.  A related beneficial factor is the Company’s recent On-Time Performance (flight departures with a delay of not more than 15 minutes), which has reached and exceeded 90% of its total flights.

The Company must continuously profile itself to the marketplace, especially upon the launch of new routes.  As a result, our advertising costs as a percentage of our total operating budget is relatively high.  However, the effects of marketing on potential customers cannot be predicted.  At present, although we believe we have significant name recognition in Belgium, we also believe we are less well-known to travel agents and consumers elsewhere in Europe.

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

We Are Dependent Upon Our Suppliers

We have entered into agreements with contractors to provide facilities and services required for our operations, including:

•              aircraft maintenance;

•              ground handling;

•              reservation systems;

•              personnel training; and

•              revenue management services.

We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We rely upon independent contractors to provide us essential services which gives us greater flexibility and allows us to take advantage of third-party expertise.  However, to some extent, the quality, efficiency and timeliness of contract performance is beyond our direct control.  We do have employees with technical backgrounds who monitor invoices and maintenance documentation, but we have little direct control of, and exercise no direct supervision over, the day-to-day activities of maintenance, ground and baggage handling contractors.  Although we choose our ground and baggage handling and maintenance contractors carefully, a contractor’s negligent or grossly negligent act could compromise a Virgin Express aircraft or endanger its passengers and crew.  This could have a material adverse effect on the Company.

We Have Limited Access To Other Airports

The limited number of slots available at many popular airports is a principal limitation on their access.  A slot is an authorization given by an airport operator to take off or land at the particular airport during a specified time period.  Our ability to add additional routes and/or flights to our existing schedule is constrained, in part, by the availability of slots at airports.  While we believe that our present access to slots is adequate for our current needs, we cannot assure that we will be able to alter the times of our existing slots or obtain such additional slots as are necessary to pursue our growth plan.

We Are Exposed To Increases In Landing Charges And Potential Problems With Airport Access

Airport charges represent a significant operating cost for us 3.5% of total operating costs over the last three years).  Any substantial increase in such charges could have a material adverse impact on results of operations.  Since September 2003 passenger taxes and since April 2004 airport charges have increased.  There can be no assurance that the airports used by us will not impose, or further increase, airport charges on us in the future.

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

In the case of Chapter 3 aircraft, the ICAO Assembly of 2001 urged countries not to introduce any operating restrictions at any airport on Chapter 3 aircraft before fully assessing available measures to address the noise situation at the airport concerned.  In the future, some airports may impose noise surcharges or restrict night-time operations.  Either action could adversely affect our business.

We May Suffer Disruption To Surface Access At Our Base Airports

The effectiveness of all airports partially depends on maintaining the surface access links that permit passengers to reach the airport.  Our business could therefore be seriously affected should these be disrupted.

We Are Dependent Upon Key Personnel

Our success is highly dependent on our ability to retain our management team, including the continued service of our senior executives, composed of our Chairman of the Board of Directors David Hoare, our Managing Director Neil Burrows, our director of flight operations Allan Blake, our technical director Lode Ketele, our commercial director Paul Sies, our chief financial officer Sang-Chul Mathot, our head of human resources Moniek Vanoppen, and our legal counsel Caroline Suy.

It is also essential for us to continue to attract, retain and motivate qualified personnel.  The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on the Company.  Although certain other employees have employment contracts relating to key positions in the Company, and although they hold options to purchase a number of our shares, we cannot assure that they will remain with us in the future.

We Are Dependent Upon Our EEA Operating License

In order to maintain a EEA operating license, an air carrier must be majority owned and effectively controlled by EEA member states or EEA nationals.  The civil aviation authority of the country in which such air carrier is based is the competent body making this determination.  We maintain operating licenses in Belgium through the Belgian Civil Aviation Authority (“BCAA”).

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

Although the Channel Islands (where the Trusts are administered) and the British Virgin Islands (the country of incorporation of VGIL, the Company’s ultimate parent, as shown below in the Item 4.C. Organizational Structure) are not part of the EEA, we believe that the EEA ownership requirement is satisfied since the principal beneficiaries of the Trusts are EEA nationals and their trustees are EEA nationals (by virtue of their being majority owned and effectively controlled by EEA nationals).  The Civil Aviation Authorities have not objected to this ownership and we have not received any indication that the European Commission intend to conduct any investigation.  However, Belgian law is not familiar with the concept of a trust, with its separation of legal from beneficial ownership, and it may not recognize whether the use of a trust in this instance is contrary to Belgian public policy.  There can be no assurance that the BCAA will not object to the presence in the ownership structure of VGIL or the Channel Islands Trusts, and if they did, it could adversely affect us.

Publicity About The Virgin Brand Name Or Richard Branson Could Affect Our Prospects

We believe that our market position has been enhanced through:

•              our affiliation with the “Virgin” brand name and signature logo; and

•              Richard Branson, who is one of the principal beneficiaries of most of the Trusts which ultimately control our shares.

Any negative publicity affecting other businesses which also carry the Virgin name (and, in particular, accidents or issues relating to safety) or Richard Branson could have a material adverse effect on the Company.

We Do Not Own And Could Lose The Virgin Brand, Trade Mark Or Domain Name

Although a feature of our success is the Virgin brand, trade mark and domain name, we do not own them.  Instead, we license rights to use them from Virgin Enterprises Limited (“VEL”).  The license imposes duties on us to maintain high standards in our use of these rights.  If we misuse any of them and do not remedy the resulting breach of the license agreement, we may lose our rights to use the Virgin brand, trade mark and domain name.  In addition, the license automatically terminates in the event that we suffer an insolvency event.  Finally, if we materially breach any of the terms of the license and fail to remedy such breach within 30 days of notification by VEL, our right to use the Virgin brand, trade mark and domain name could be terminated.

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

We Are Exposed To Disruptions To Business Systems

Our ability to receive and process seat purchases, manage reservations and engage in other critical business tasks depends on the efficient and uninterrupted operation of our computer and communications systems. As part of that infrastructure our web servers are currently maintained at a single site. However, back-up servers will be installed at a separate facility. The back-up servers, like the primary servers, will be linked to our main reservation server, which is hosted by a third party at both a remote and a redundant site.

Any significant disruption to VE Belgium’s IT systems would damage the airline’s ability to perform its business efficiently. While VE Belgium continues the process of developing its business continuity process, a comprehensive plan guaranteeing continuity is not yet in place.

Currency Fluctuations May Affect Our Results

Currency fluctuations and changes in exchange rates, particularly between the Euro and the US dollar, can significantly affect our results of operations and financial condition.  Exchange rate fluctuations may have a substantial impact on the amount of expenses recorded in our profit and loss account.  For the year ended December 31, 2003, approximately 40% of our expenses (principally aircraft lease payments, maintenance reserves required under the leases and other aircraft maintenance charges such as spare parts and replacement parts, fuel and insurance) were denominated in US dollars.  Our revenues are generated primarily in Euros, with lesser amounts in other European currencies not linked to the Euro.  As a result, our overall cost structure is greatly affected by changes in the exchange rate between the Euro and the US dollar.  As of December 31, 2003, Virgin Express had hedged approximately 67% of its 2004 USD needs.  Although the Company collects revenues denominated in a variety of European currencies from ticket sales in such countries, it does not engage in any significant hedging transactions with respect to European currencies.

Employee Costs and Relations

We believe that we have currently lower unit costs than many established airlines, principally due to:

•              our cost-reduction innovations;

•              efficient employee utilization; and

•              utilization of outside personnel.

Our employees are represented by a collective bargaining unit and they have representatives on a workers’ council.  We cannot assure that we will continue to realize advantages over established airlines, since our employees may, in the future, make new employee compensation or working condition demands that would increase operating expenses.  We believe that our relations with our employees are good.

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

We Are Exposed To Potential Problems With The Boeing 737

During the operational life of the 737 fleet worldwide there have been a number of reports of rudder malfunction and two crashes in the early 1990’s, which were possibly caused by rudder malfunction.  As a result of extensive analysis and research by regulators and the manufacturer, Boeing, a number of modifications were recommended.  The US regulator (Federal Aviation Administration) issued a schedule with due dates for every recommended modification in order to allow Boeing the time to produce and supply, to the aircraft operators, the necessary hardware needed to incorporate the said modifications.

All of our 737-300 and 400 aircraft incorporate the modifications for which the hardware has been released by Boeing.  We will continue our policy of incorporating any further recommendations prior to the regulator’s due date for such incorporation.  The modifications to the rudder control system will make the excellent safety record of the Boeing 737 even safer (the 737 has one of the best safety records in commercial aviation history).  Despite these modifications, there can be no assurance that a material rudder malfunction or related problem will not occur on one of our 737-300s or 400s.  Although our standardization of aircraft provides us with what we believe are many advantages, this standardization does increase our exposure to risks flowing from design or systemic manufacturing defects of the Boeing 737 series.

We Have A Limited Number Of Aircraft, Aircraft Types and Routes

As of December 31, 2003, our fleet consisted of 13 aircraft, of which 6 were Boeing 737-300s and 7 were Boeing 737-400s.  We can generally obtain temporary, replacement aircraft on short notice from other carriers, if we need to remove aircraft from scheduled or ad hoc charter service for unscheduled maintenance, repairs, safety, or other reasons.  If we are unable to obtain replacement aircraft for any reason, an interruption in service could materially adversely affect our reputation and profitability.

The limited number of aircraft and routes involve financial risks not present for larger carriers that are able to spread their operating costs over more equipment and routes.

We Have A High Aircraft Utilization Rate Making Us Vulnerable To Delays

We have and aim to maintain a high aircraft utilization rate.  This is achieved, in part, by reducing turnaround times at airports, by flying for more hours in an average day and by reducing the amount of time during which spare aircraft are available for backup.  Notwithstanding the continuous improvement in our on-time performance (69% in 2000, 76% in 2001 and exceeding 90% since 2002), we are, given our high utilization rate, exposed to delays resulting from factors such as: air traffic control, ground handling, air traffic or airport congestion, weather, acts of third parties upon which we rely, maintenance and technical issues and other factors.  Significant delays in our provision of services, especially if repeated on multiple occasions, could damage our reputation and materially and adversely affect our business, financial condition and results from operations.  Adverse effects may be further exacerbated to the extent that we would decide, through obligation or choice, to make refunds and provide assistance to passengers due to flight delays.  The levels of compensation provided for in the EU Regulation No. 261/2004 establishing “common rules on compensation and assistance to air passengers in the event of denied boarding and cancellation or long delay of flights”, which will enter into force on February 17, 2005, go as far as EUR 750 per passenger for flights of less than 3,500 kilometers, without any relation to the price paid per ticket.  In addition, our expansion of our network to new destinations could be disruptive to our overall schedule since such expansion increases our exposure to congested airports or air traffic.  Such disruption could adversely affect our results from existing operations, hamper our expansion efforts, or both.

Risks Related To The Airline Industry

We Are At Risk Of Over-Capacity In The Market Due To The Threat of Further Terrorist Attacks, War Risk, The SARs Virus, Economic Downturn And Increased Competition

War with Iraq, the Severe Acute Respiratory Syndrome Virus (SARs) and the continuation of an economic downturn has increased pressure on passenger flows and average fares during the last quarter of 2002 and the first quarter of 2003.  Although our business model had been seen to be sustainable in creating passenger numbers and fulfilling revenue needs there was an increasing pressure on average fares.  This has caused the average fares to decrease network wide during 2003.  It is difficult to predict the recovery of this downturn.

In addition, the terrorist attacks of September 11, 2001 in the United States of America involving commercial aircraft adversely affected our financial condition and results of operations and the airline industry generally.  This impact continues, although mitigated somewhat by increased traffic and our cost-cutting measures.  Moreover, additional terrorist attacks like the one in Madrid on March 11, 2004, war close to Europe, or the fear of such attacks or war, even if not directly involving the airline industry, could further negatively impact us and the airline industry.

Among the effects we experienced following the September 11, 2001 terrorist attacks were significantly increased security, insurance and other costs, one-off refunds, significantly reduced load factors, and significantly reduced yields.  If terrorist attacks were to occur in Europe using commercial aircraft, they could result in a grounding of our fleet, and may result in significant reductions in load factor and yields, along with increased ticket refunds and security, insurance and other costs.  In addition, terrorist attacks not involving commercial aircraft, or other world events, could result in decreased load factors and yields for airlines, including us, and could also result in increased costs, especially fuel costs.  The Company hedged a significant increase in fuel costs for approximately 5% of our projected 2004 fuel requirements.  Premiums for aviation insurance have also increased substantially, and could escalate further, or certain aviation insurance could be discontinued or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations.  Additionally, war-risk coverage or other insurance might cease to be available, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact our operations or costs.

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

We Are Subject To The Cyclical Nature Of Airline Industry And Its Seasonality

The airline industry is highly sensitive to general economic conditions.  Since a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns.  As a result, the European airline industry suffered unprecedented losses from 1990 through 1993 and poor financial performance in 1994, 2001, 2002 and 2003.  We may be adversely affected by any future general reduction in airline passenger traffic.

In addition, the airline industry tends to be seasonal in nature.  Demand for scheduled service is greater during the summer months than during winter months.

Our Operations Are Affected By The Volatility Of Aircraft Fuel Prices

Fuel costs constitute a significant portion of our operating costs and represented approximately 12% of our operating costs during 2003.  We cannot predict the future cost and availability of fuel.  These elements are beyond our control and subject to many economic and political factors and events occurring throughout the world.  A disruption of oil imports could result in a fuel shortage and result in higher fuel prices or curtailment of scheduled service.

We have entered into forward purchase and other contracts to hedge certain fuel purchase commitments, but there can be no assurance that such contracts will be adequate to protect us from significant increases in the price of fuel in the near or longer term.  Approximately 5% of our anticipated fuel needs to perform the current route schedule for the year 2004 are hedged.  Based on our cost-benefit analysis of the available hedging arrangements, we decided not to incur the premiums required by such arrangements.  Air carriers that are larger and better capitalized than we may be in a better position to absorb increases in fuel prices than the Company.  However, depending on future trading conditions and further opportunities, management might consider entering into more forward fuel purchases.

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

We have not applied for any exemption under European Community Law or any European Union member state’s competition law in respect of any of our activities.  However, third parties might seek to challenge the Commercial Agreements that we have with Malmö Aviation on the Scandinavian routes and Air Luxor on the Portugal routes, with any airport operators or our trademark licensing agreements.  In addition, competition regulators could investigate these agreements if they believe them or their application to be anti-competitive.  Such action could result in payment of damages to any third-party suffering a loss, invalidation of a part or all of any of the agreements or the imposition of fines.

The Airline Industry Is Subject To Government Regulations

The European airline industry has traditionally been highly regulated, both at the national level and at the level of the European Union.  Recent significant changes have been introduced into the European Union which, by extension, also apply to the EEA, which currently has 31 members (the 15 EU member states plus Iceland, Norway and Liechtenstein, which are members of the EEA and the 13 countries in central and eastern Europe basin that have applied for membership of the EU).

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

We are subject to new SEC requirements

Following the recent financial scandals in US and in Europe, the SEC has imposed more stringent requirements on US registered companies and there is a cost to the Company in complying with these requirements.  The SEC or other regulators may in the future require further additional control procedures or additional information disclosures that could have further financial cost implications for the Company.

Risks Associated With Our Ordinary Shares And ADSs

EEA Ownership Requirements May Limit Your Ability To Dispose Of Our Shares

An EEA member state may only permit an air carrier to operate airline services if the majority of its share capital is owned, and the carrier is effectively controlled, by member states of the EEA or their nationals.  The carrier must be able to prove this at any time.  Failure to do so may result in withdrawal of the carrier’s operating license.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            History and Development of the Company

General

Virgin Express Holdings PLC is a holding company organized under the laws of England and Wales.  Its principal executive offices are located at 120 Campden Hill Road, London, W8 7AR, England.  Telephone:  (44) (20) 7313-2000.

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

The Company operates one of Europe’s leading low-fare, scheduled airlines, providing short- to medium-haul jet service to markets principally within continental Europe from the Company’s base in Brussels.

As measured by departures, the Company is the second largest scheduled jet carrier in Brussels after Delta Air Transport also known as DAT which operates with the trading name SN Brussels Airlines (“SNBA”), which had been the short-haul operator of the now-bankrupt Sabena, the former Belgian national carrier.

The Company currently provides services between 15 European cities, including 8 European capitals – Amsterdam, Athens, Brussels, Copenhagen, Lisbon, Madrid, Rome and Stockholm-Bromma as well as 9 other major European cities, being Barcelona, Bordeaux, Faro, Geneva, Gothenburg, Malaga, Milan-Linate, Nice and Palma de Mallorca.  The flights from Brussels to Bordeaux, Palma de Mallorca and between Rome and Amsterdam are new routes that started operations on 30th March 2003.  See “Business Overview”–”The Company’s Route Network”.  In April 2000, the Company announced that it had decided to focus its service on its core market of scheduled business and has ceased time-charter business activities as of November 1, 2000.  As of December 31, 2003, the Company had a fleet of 13 aircraft, of which 6 were Boeing 737-300 and 7 were 737-400 Boeing aircraft, under operating leases with an approximate average remaining lease term of four years.

During the first months of 2004, the Company decided not to renew the leases for two of its planes to reduce costs.  The Company will maintain its existing number of flights and destinations by using the remaining aircraft more efficiently.  Out of the remaining 11 aircraft, 6 are Boeing 737-300 and 5 are Boeing 737-400 aircraft.

The European Air Transportation Market

The European airline industry has traditionally been highly regulated at the national level and, increasingly, by the European Union (“EU”).  In recent years, significant changes have been introduced by the EU which, by extension, also apply to the EEA, which is comprised of the 15 EU Member States plus Norway, Iceland and Liechtenstein and the 13 countries in central and eastern Europe and the Mediterranean basin that have applied for membership of the EU.

The process of liberalizing the air transportation industry within the EEA, which began in 1987, culminated with the adoption on January 1, 1993, of the Third Liberalization Package (the “Third Package”), which effectively created a single market for air travel within the EEA.

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

The Company believes that deregulation of the airline industry within the EEA has created opportunities for low-cost carriers in many travel markets in Europe.  In addition, the Company believes that European travelers–including a portion of the business traveler market–have become increasingly value conscious and are therefore increasingly likely to choose a low-fare carrier such as Virgin Express.

Important Changes

Disposition Of Material Assets

Discontinuation of VE Ireland

In December 2000, the Company announced the cessation of the operations of VE Ireland as part of the restructuring process.  The Company withdrew from certain loss-making routes, and discontinued operations from the Shannon base of VE Ireland.  The Shannon and Berlin routes were discontinued as of January 15, 2001, and the London (Gatwick) route was operated until April, 2001.

Sale of Virgin Express Tax Free Shop, Now Virgin Express Catering Services (“VECatS”)

On April 18, 2000, Virgin Express sold approximately 49% of its shares in VECatS to Alpha Airport Holdings B.V., and subsequently, VE Belgium and VE Ireland entered into an in-flight catering and retail agreement (hereinafter “The Concession Agreement”) with VECatS.  Starting on May 1, 2000, the Concession Agreement is initially for five years with a further two-year option.  This joint venture gives Alpha the opportunity to deliver expansion in support of its European growth strategy with an exclusive contract to provide catering and in-flight retail products for Virgin Express.

Alpha Airport Holdings B.V. is a division of Alpha Airports Group Plc.  that provides airline catering from 69 units in 8 countries.

Discontinuation of VEX Airlines (UK) Limited (“VE UK”)

In October 2002, the Company announced the cessation of its London Heathrow route effective at the end of October 2002.  VE UK provided personnel to VE Belgium for the operation of its Brussels to London routes.  With the termination of the route VE UK became in effect a dormant company.

Material Changes In The Mode Of Conducting Business

Restructuring of the Commercial Department - Internet sales

The market is changing rapidly in the aviation industry with advances in technology and alterations in consumer travel and booking patterns.  The growth in internet usage has increased significantly to the point where VE Belgium is now reported to be the number one internet retailer in Belgium by revenue and percentage.  In order to capitalize on these challenges, the Company changed the structure of the its commercial department.  Specifically, the commercial department has been split into two divisions:  Sales & Marketing and Planning & Strategy.  These two separate divisions are controlled by the Commercial Director, Mr.  Paul Sies.  To be able to cope with the changes of consumer behavior a new sales structure and team has been put in place that is concentrating on the consumer.  This in contrast with the former strategy where the emphasis was set on the intermediate.  By better account management and more communication with the consumer Virgin Express aims to be less dependant on intermediates and the complicated distribution channels associated with sales through agents.  The strong growth of direct and internet bookings emphaze this.

Material Changes In The Types Of Services Rendered

Galileo, Sabre, Worldspan and Amadeus Distribution Agreements

These agreements are discussed in the next section of this annual report, Business Overview under “Virgin Express Scheduled Services”–”Reservations System”.

B.            Business Overview

Nature Of The Company’s Operations And Principal Activities

Charter Service

In order to continue the process of simplifying its business, the Company decided to focus its attention on its core business of providing low-fare scheduled services.  However, the Company seeks to maintain its ad hoc charter operations to the extent that such operations can contribute to the efficiency and profitability of its scheduled service.  Ad hoc charter revenue accounted for approximately 2% of the Company’s total revenue for the year 2003 and for approximately 5% thereof for the year 2002.

The Company’s Route Network

Currently, the Company’s route system includes 15 European cities from Brussels-six European capitals–Athens, Copenhagen, Lisbon, Madrid, Rome and Stockholm-Bromma-and also Barcelona, Bordeaux, Faro, Geneva, Gothenburg, Malaga, Milan-Linate, Nice and Palma de Mallorca.  Virgin Express also operates a daily rotation between Rome and Amsterdam and between Milan-Linate and Amsterdam.

The following table sets forth certain information with respect to the Company’s system of direct, scheduled flights, based upon the Company’s schedule in effect as of March 30, 2004 (the start of the IATA summer 2004.

Point-to-Point Routes		Flight Duration	Distance (km)	Date Service Commenced	Flights Scheduled Per Week Summer 2003	Flights Scheduled Per Week Summer 2004
Brussels-Barcelona	(3)	2 hr 10	1,080	Nov. 1994	28	22
Brussels-Madrid	(3)	2 hr 25	1,313	May 1995	20	20
Brussels-Nice	(3)	1 hr 50	830	Apr. 1996	15	24
Brussels-Copenhagen	(1)	1 hr 40	756	Sept. 1996	16	21
Brussels-Milan (Linate)		1 hr 35	925	Dec. 1995	12	7
Brussels-Malaga		2 hr 50	1,735	Dec. 2000	21	27
Brussels-Faro		3 hr 05	1,830	Oct. 2001	5	7
Brussels-Geneva		1 hr 15	531	Nov. 2001	12	12
Brussels-Gothenburg	(2)	1 hr 40	898	Nov. 2001	12	14
Brussels-Rome (Fumicino)	(3)	2 hr 10	1,170	Mar. 1997	28	20
Brussels-Stockholm (Arlanda/ Bromma)	(2)	2 hr 15	1,265	Nov. 2001	17	17
Brussels-Athens		3 hr 25	2,084	Mar. 2002	14	14
Brussels-Lisbon		2 hr 55	1,717	Mar. 2002	14	15
Brussels-Bordeaux		1 hr 15	731	Mar. 2003	7	7
Brussels-Palma de Majorca		1 hr 54	1,268	Mar. 2003	6	7
Amsterdam-Rome (Fumicino)		2 hr 50	1,420	Mar. 2003	7	7
Amsterdam-Milan (Linate)		1 hr 45	851	Oct. 2003	0	7
					258	248

(1)                Operated by SNBA under SNBA commercial agreement until March 29, 2003.  Operated by VE Belgium starting March 30, 2003.  New code-share agreement with SNBA started on May 1, 2004.

(2)                Operated by SNBA under SNBA commercial agreement until March 29, 2003/Operated by Malmö Aviation under code-share agreement with VE Belgium as from March 30, 2003.

(3)                Operated by VE Belgium under a code-share agreement with SNBA until March 29, 2003.  Operated by VE Belgium independently as from March 30, 2003.

The Sabena Bankruptcy And The SNBA Commercial Agreement

Sabena, the Belgian national carrier, was declared bankrupt on November 7, 2001.  As a result, the several shared-service agreements between Virgin Express and Sabena (the “Sabena Agreements”), under which Virgin Express provided aircraft under wet lease to carry out certain flights, were cancelled.

On November 23, 2001, Virgin Express entered into a commercial agreement with SNBA, the successor of Sabena.  The initial commercial agreement was for a period of four weeks and expired prior to the Christmas holiday period.  As of January 2002, a new and extended commercial agreement was signed with SNBA, which was for a term of 15 months.

In September 2002, SNBA and VE Belgium decided not to extend their commercial agreement beyond the planned termination date of March 29, 2003.  As a consequence the two airline companies have flown independently since the end of March 2003 offering their own products and competing on some routes, such as Madrid, Barcelona, Copenhagen, Stockholm, Gothenburg, Rome, Milan, and Geneva.  As from May 1, 2004, the Copenhagen route is operated by SNBA under a new code share agreement.

In 2001, revenues derived from the four-week commercial co-operation on certain routes accounted for 0.9% and 0.7% of the Group consolidated scheduled and overall revenues, respectively.  In 2002 and 2003, this commercial agreement accounted for approximately 15% and 3% of overall revenues.

Development Of New Partnerships

To partially replace the SNBA revenue and to offer an attractive portfolio of destinations, VE Belgium developed new partnership on a number of routes.  On the Portuguese routes, VE Belgium has entered into a code share agreement with Air Luxor in May 2003, giving enhanced distribution power.

From the Summer of 2003, Scandinavian routes were operated in code-share agreement with Malmö Aviation, a respected Swedish regional airline.  VE Belgium was operating the route to Copenhagen, and was code-sharing under soft block agreement with Malmö Aviation.  This partnership on Copenhagen was not renewed in 2004.  Beginning May 1, 2004 the route has been operated by SNBA under a new code-share agreement.  Gothenburg and Stockholm are still operated by the Scandinavian airline and VE Belgium will sell seats on these flights.  This agreement gives VE Belgium the opportunity to sell substantially more capacity through its distribution system and offer a product more in line with the VE Belgium main business model.

In addition, VE Belgium signed a co-operation agreement with Airtrade, a major Dutch consolidator which sold part of the seats (estimated at approximately 50%) on the flights between Rome and Amsterdam as from March 30, 2003 through its virtual airline brand Budgetair.  Airtrade is part of the BCD holdings.  This agreement was not renewed in 2004.  VE Belgium will continue to operate this route on its own.

On October 26, 2003, VE Belgium has started operating a daily flight from Amsterdam to Milan (Linate).

VE Belgium operated flights from Brussels to London-Heathrow from October 1996 until October 2002.  It made use of the Heathrow landing slots that were previously owned by Sabena and which were transferred to SNBA a few days before Sabena went bankrupt.  During the summer 2002 SNBA transferred these slots to other airlines and VE Belgium lost its access to the London market.  In order to return to this market, VE Belgium signed a code-share agreement with the Belgian regional airline VLM Airlines on the Brussels-London City route which ran until late March 2004.

SN Airholding

On March 16, 2004, VE Belgium was informed by its majority shareholder, the Company, and by Virgin Sky Investments Limited (VSIL), majority shareholder of Virgin Express that a non-binding letter of intent (“LOI”) had been signed on March 15, 2004 by VSIL and SN Airholding, the majority shareholder of SNBA, which contemplates placing their respective operational airlines, VE Belgium and SNBA, under common ownership.  The parties have not as yet established a detailed plan concerning how the VE Belgium and SNBA businesses would be jointly managed.  However, it is foreseen that both operational companies would remain separate legal entities.  Virgin Express would remain a publicly quoted company on both the Euronext and OTC Bulletin Board.  The Board of Virgin Express and the Board of SN Airholding believe that the non-binding LOI and the transactions which it contemplates are in the best interests of all concerned parties, their employees, shareholders and customers.  Both companies expect significant mutual benefits through network optimizations.  If the common ownership of the two airlines is realized, SN Airholding would offer the market two airlines with different brands and products.  Virgin Express would contribute its shares in VE Belgium into a holding company in consideration for an issue of shares in that company to Virgin Express, which would equal 29.9% of the fully diluted share capital of such holding company.  Virgin Express would own 29.9% of the shares, with the remaining 70.1% owned by the present shareholders of SN Airholding.

The principals are currently negotiating the terms of the definitive agreements.  Regulatory approval may be required.

VECatS

VECatS is a 50.08% owned subsidiary of VE Belgium (49.92% is held by Alpha Airport Holdings B.V.).  For the period from commencement of operations to June 30, 1999, it supplied tax free goods on Virgin Express flights and paid a royalty on duty-free sales to Virgin Express, the majority of which is passed on to cabin crews as commissions.  On June 30, 1999, the duty-free regime for intra EU flights was abolished, resulting in a reduction of

VECatS revenues by some 50%.  VECatS has evaluated and selected new product lines and continues to sell duty and tax paid goods on board intra EU flights and duty-free goods on non EU flights where the restriction on the sale of duty-free flights does not apply.  In addition, VECatS provides the catering for sales on-board Virgin Express aircraft.

Ryanair, a low cost Irish-based airline operator has commenced serving five destinations in 2001 from the European mainland.  It has selected Charleroi Airport in Belgium, approximately 60 kilometers south of Brussels, as its second hub.  VECatS made an offer to service flights operated by Ryanair for small and simplified catering and on-board sales.  As a result, Ryanair has signed an agreement with VECatS, and VECatS is now the preferred supplier of such services for Ryanair.

As a result of the sale of approximately 49% of the shares of VECatS to Alpha Airport Holdings B.V.  in April 2000, VE Belgium received cash proceeds for the year ended December 31, 2000, of approximately EUR 1.5 million.

Virgin Express Scheduled Services

Fares

In the Brussels market VE Belgium is committed to delivering fares that are significantly below the fares currently charged by full-service traditional carriers on the same routes.

VE Belgium currently has a nine-tier fare pricing structure, including special lead in fare at rock bottom prices, standard fares and fully flexible fares.  All its fares are “capacity controlled”, which means that specific numbers of seats on each flight are pre-allocated (reflecting projected demand) to each of the various fare categories.  Certain fare categories may be withdrawn for high demand flights in order to maximize revenue potential.  In November 2002, VE Belgium modified its fare rules, making every low fare booking fully flexible for a flat fee of EUR 25, increasing transparency and flexibility to all type of passengers.

The Company’s fares are generally lower than competing carriers’ restricted, discount fares on the same routes.  Although the Company’s lowest fares have generally been the lowest on the market for its routes, it has occasionally found itself to be matched by competitors that offer fares conditional upon restrictions or requirements such as 14-day advance purchase, off-peak travel and/or Saturday night stays.

The Company has a pricing and revenue management team which analyzes revenue and booking trends and makes detailed adjustments to flights and pricing to optimize revenue opportunities.

Under pressure of market developments Virgin Express has recently changed it’s fare structure.  By adding new fare classes and introducing rule based control in revenue management, it’s trying to stimulate passengers to book earlier, rather than waiting for last minute promotions.  The closer to the date of departure the more controlled the flights will get and the higher the fares.  This new system is introduced under the Fist Minute Fares brand and will be actively marketed to the market.  This will enable Virgin Express to have passengers locked in earlier and thus keeping them away from the competitors.

The Company does not presently participate in interline agreements for joint ticketing, transfer of baggage between airlines or joint fares.  Moreover, the Company does not intend to enter into any such agreements in the foreseeable future.  Management may, in the future, consider participation in interline agreements if it becomes more economically and strategically advantageous to do so.

Transaction Processing

VE Belgium operates the “Open Skies” transaction processing system which allows it to operate on a completely ticketless basis.  This is a key component of the VE Belgium low-cost business model since industry sources estimate that a paper ticket typically passes through approximately 20 pairs of hands before finally being cleared and accounted for.  Open Skies is a totally automated system, which covers reservations to revenue processing.  Open Skies is used by other low-cost carriers such as Virgin Blue, Westjet and Ryanair, and is recognized as a key component of the low-cost business model.

The Open Skies system is focused on increasing transaction speed (so reducing call centre talk-times) and provides on-time revenue reporting, a fully integrated check-in process and a departure control system.  This means that passengers need only provide their name and photo identification when they arrive at the airport in order for a boarding card to be issued.  The speed of the ticketless check-in process has reduced the check-in queues and has allowed VE Belgium to reduce the number of staff needed to perform check-in and gate duties.

The system is easy to operate, requires little training and only minimal maintenance.  In addition, VE Belgium’s website is hosted by Open Skies in order to facilitate the speed and ease of on-line bookings.  Open Skies is provided by Navitaire, a world-wide agent for automated airline products.  VE Belgium migrated as of March 2, 2003 to the latest version of the Open Skies software (MOAB).  This will allow further enhancement of its local sales with an emphasis of increasing internets sales through new web based solutions.

Reservations System

Passenger airlines generally rely on travel agents for a significant portion of their ticket sales and pay travel agents a commission for their services.  Travel agents obtain airline travel information via access to computerized reservation systems (“CRS”) that provide information on a large number of airlines.  Since December 2000, the Company has participated in CRS through Galileo International Inc.  At the beginning of 2001, the Company also began to participate in CRS through Worldspan, Sabre and Amadeus, allowing the Company to distribute its seats through all four of the main CRS distribution systems.  In addition to these four major Global Distribution Systems (“GDS”), the Company employs its own reservation system, whereby passengers and travel agents can call the Company’s central, computerized reservation center and book a flight in much the same way as a hotel or car rental reservation would be made.  Travel agents currently account for about 40% of the Company’s sales.

In those instances where tickets are booked through travel agents, the Company does not participate in an airline travel agency sales settlement plan, which normally acts as a financial clearing house for travel agent transactions, including the collection of cash-based reservations booked by travel agents.  Instead, the Company generally relies on bank direct debit programs, pursuant to which the Company is authorized to debit directly a travel agency’s bank account for amounts owed.

The center is staffed seven days a week, 10 hours a day (9 hours a day on Saturdays and 6 hours on Sundays and official vacation days), and can be accessed at local call cost from every European country to which VE Belgium flies scheduled flights.  During peak call-in hours, approximately 40 operators may be on duty at any one time.  Operators are multilingual and customers can obtain service in nine different languages.  When reservations are taken, either through a travel agent or directly from a passenger, the passenger’s credit card details are immediately put into VE Belgium’s system so that payment authorization and processing can take place automatically.

•                  The Galileo Distribution Agreement

On December 15, 2000, the Company announced that it signed a distribution agreement with Galileo International Inc., a leading global travel distribution services company, for its new Basic Booking Product (“BBP”).

Like many other low-fare airlines, the Company believed that the traditional CRS were too expensive and not adapted to its ticketless system.  However, Galileo, one of the most important CRS suppliers worldwide, has developed a new low-cost booking system.  The BBP, which requires minimal implementation effort, is part of Galileo’s continuing efforts to meet the changing distribution needs of its airline customers.  Targeted at the rapidly growing, “no frills” segment of the market, BBP has allowed the Company to expand its distribution channels in a cost-effective manner.

Prior to the use of a CRS by the Company, passengers were able to book their tickets through travel agencies, but it was necessary for the travel agent to call the Company in order to make the reservation.  The

Company relied on bank direct debt programs pursuant to which it was authorized to debit a travel agency’s bank account for amounts owed.  The reservation is now made directly through the computer.

With Galileo’s BBP, the Company can now have its complete inventory available in real time on travel agents’ desktops as well as leading Internet sites that use the Galileo CRS as their booking engine.  Public and corporate travel buyers choosing to buy through the travel agency channel can now take advantage of the carrier’s special pricing and unique inventory.

Galileo International is one of the world’s leading providers of electronic global distribution services for the travel industry.  It provides travel agencies, corporate travel managers and Internet users with the ability to book travel by accessing schedule, availability and pricing information.  Through its Internet subsidiary, TRIP.com, Galileo enables the travel industry, providing a range of technology solutions.  Building an advanced TCP/IP (as defined below)  global network through its subsidiary Quantitude, Galileo is exploring new telecommunications opportunities for customers both in the travel industry and beyond.  TCP/IP is a set of protocols developed to allow cooperating computers to share resources across a network.  TCP is a connection-based protocol that provides a reliable flow of data between two computers.  Each TCP protocol defines an IP or Internet protocol unique address.

•                  The Sabre Distribution Agreement

Since January 17, 2001, Sabre-connected travel agents have been able to book and pay for Virgin Express flights directly from their Sabre screens, significantly expanding the carrier’s presence in the United Kingdom and continental Europe.  Although the Company has traditionally been a direct-sell carrier, Sabre was the second CRS supplier with which it signed a distribution deal.  However, Sabre’s flexible connectivity options and significant changes in Virgin Express’ business strategy have prompted the airline to re-evaluate the value of CRS distribution to travel agents.

Sabre is the leading provider of technology and marketing services for the travel industry.  Headquartered in Dallas/Fort Worth, Texas, it has nearly 10,000 employees worldwide who span 45 countries.  Sabre maintains an ownership interest of approximately 70% in Travelocity.com, the world’s leading online B2C (Business to Customer) travel site.

•                  The Worldspan Distribution Agreement

On March 13, 2000, Virgin Express further expanded its distribution via travel agents connected to Worldspan, the market leader in e-commerce for the travel industry, processing more than 50 percent of all online travel bookings.  This major step in the enlargement of the Company’s distribution network towards the travel industry, provides more effective ways for its customers to make bookings.  With this distribution agreement, Virgin Express becomes the first airline in Europe to offer ticketless travel via Worldspan.  Worldspan connects nearly 16,000 travel agents in over 70 countries worldwide, offering Virgin Express substantially greater access to the market place.

Worldspan provides global electronic distribution of travel information, internet products and connectivity, and electronic commerce capabilities for travel agencies, travel service providers and corporations worldwide.  The company’s three lines of business are travel supplier services, e-commerce and global distribution systems for the worldwide travel industry.  The Worldspan reservations system provides nearly 16,000 travel agencies and other users worldwide with travel data and booking capabilities for hundreds of the world’s leading travel supplier services.

•                  The Amadeus Distribution Agreement

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

In the year 2003, GDS bookings accounted for approximately 24% of total segment sales, with turnover reaching EUR 46.7 million.  More importantly, the average GDS yield is approximately 26% higher than the average yield from Virgin Express Web sales.

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

The Company noticed that the introduction of a multilingual booking engine (February 2002) increased Internet sales from non-English speakers since only 16% of the VE Belgium’s Internet bookings derives from English speaking countries.  The Internet site now offers booking services in nine different languages.

In April 2002, VE Belgium launched an Internet-based booking engine for travel agents and corporate accounts.  This facility, built on the SkyAgent technology (the travel trade product of SkyLights), is available via its website.  The Company believes that VE Belgium is the first airline in Continental Europe to offer travel agents (both IATA and non-IATA) and large corporate clients the opportunity to book low-fare flights through the Internet.  This enables VE Belgium to encourage more agent sales to be made via the Internet with its lower distribution costs for VE Belgium , rather than via GDS.

This resource provides a fast, secure and low-cost booking facility and can be used by both private and corporate clients.  In addition, travel agents can access the reservation module from any place at any time (24 hours a day, seven days a week) and so, for example, can service their customers from home.  VE Belgium believes the travel agent booking engine is user-friendly and requires little special user training.  It also continues to award travel agents full commission and enables users to book connecting flights for their clients.

The effect of the improvements of VE Belgium’s internet-based booking system has lead to a significant increase of the bookings through the internet.  In 2003, total internet bookings climbed to EUR 77.7 million, an increase of more than 80% as compared to 2002.

Ticketless System

The Company’s entirely “ticketless” environment is a key component of its low-cost structure.  At the airport, passengers need only provide their name (or, if more than one passenger has the same surname, a confirmation number) and photo identification in order to check-in.  In a process which requires a minimal number of keystrokes, the gate agent then issues a boarding card to the passenger.  The speed of the ticketless check-in process has enabled the Company to reduce most customer check-in lines and has permitted it to economize considerably on the number of staff needed to perform check-in and gate duties.  As an additional benefit, unlike many other airlines, the Company has no tickets to be accounted for and processed, thereby enabling it to save on the administrative time and expense ordinarily associated with such tasks.

Management Information Systems

The Company’s computer reservations system presently enables it to obtain on-line, real-time information on cash receipts and credit card billings, sales, flight bookings and load factors on all of its scheduled routes.  The Company’s rapid growth may make it necessary to upgrade its computer systems.  The Company has evaluated and selected a new automated crew scheduling and planning system which was implemented in the beginning of the year 2000.  The Company’s maintenance records, which are also computerized, were previously kept by Sabena

Technics, with which the Company had its primary maintenance contract.  During 2001, the Company installed its own computerized maintenance tracking system to monitor the activities of its maintenance contractors.

Yield Management System

In 2000, as part of VE Belgium’s restructuring, an experienced pricing and revenue management team was formed.  This became responsible for analyzing revenue and booking trends, monitoring market fares on a daily basis, and making detailed adjustments to flights and pricing to optimize revenue opportunities.

VE Belgium utilizes a sophisticated yield management system provided by a third party supplier, Revenue Resources Inc. (RRI) based in Phoenix, Arizona USA.  This service and software enables VE Belgium to develop a profile of its target market segments by reference to historical data, seasonal trends, routes and actual weekly and daily booking information.

RRI is a system facilitator that acts as an “independent advisor”, challenging the revenue decisions made by the revenue management team.  Besides its macro optimization tasks, micro adjustments can be made by the route controllers with the assistance of the revenue management system.  A historical database is accumulated to optimize revenue projections.  RRI maintains and facilitates this database function.

In 2003, a new version of the system has been introduced which provides automated responses on competitive prices and inventory monitoring.  It also has a refresh function to do multiple revenue optimizations per day compared with the once daily optimization the former system allowed.  This help optimize the increasing late demand on the VE Belgium flights.  In addition, enhanced reporting and revenue projection modules will be made available to the pricing and revenue management team.

To Facilitate the new fare structure more effectively Virgin Express has acquired a new revenue management system from Lufthansa systems.  Through more active rule based controls and better forecasting it will be possible to control the flights more accurate and improve performance.  Virgin Express’ revenue management team and LH Systems have jointly adapted the system to allow specific control over Virgin Express’ inventory.

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

The intensity of the competition varies from route to route, depending both on the number and nature of the competitors, particularly whether or not they are state-owned or state-supported, customer demand and on the regulatory environment.  Although state subsidies to airlines are subject to strict regulation in the EEA, some of the Company’s competitors continue to receive subsidies.  VE Belgium in this regard welcomes the decision of the European Commission whereby some of the benefits granted to Ryanair in Charleroi have been declared illegal.

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

SNBA as successor to Sabena is the largest scheduled carrier in Brussels, the Company’s operational base, and VE Belgium was voted best short haul airline in 2002 and 2003 at the TM Travel Awards.

Since the liberalization of the European airline industry in 1993, there has been no restriction on the ability of a carrier licensed in any EEA country to operate charter flights to points within the EEA.  Therefore, the market for intra-EEA ad hoc charter flights based out of Brussels has the potential to be highly competitive.  Ad hoc charter flights from within the EEA to destinations outside of the EEA must, among other things, be authorized by the civil aviation authority of the originating country.  The Belgian Civil Aviation Authorities have, to date, required that ad hoc charter flights originating in Belgium and going to destinations outside of the EEA be operated by carriers registered in Belgium.  Consequently, the Company is only likely to face competition for ad hoc charter flights from Brussels to points outside of the EEA from carriers (including SNBA, VLM, and Thomas Cook) that are registered in, and operating out of Belgium.

Source And Availability Of Raw Material

Fuel

The Company purchases fuel in Brussels and elsewhere.  The cost of jet fuel is the Company’s fourth largest operating expense after aircraft ownership expense, station operations expense and maintenance expense.  The price of fuel fluctuates with current market prices for jet fuel.  For the year ended December 31, 2003, the average price of jet fuel paid by the Company increased approximately 26% compared to the previous year.

The Company constantly evaluates the merits of fuel price hedging.  At December 31, 2003, the Company had entered into certain forward fuel purchase contracts to hedge approximately 5% of its 2004 fuel needs.

Marketing Channels

Marketing, Advertising And Promotions

VE Belgium’s primary marketing objective is to leverage the “Virgin” name in order to be recognized by consumers as the preferred, low-fare scheduled air carrier to destinations within Europe.  VE Belgium has been very successful achieving this objective during the last year.  In November 2003, VE Belgium was awarded “Most Preferred Airline” in Belgium by the National Brand Competition for the second consecutive year.

VE Belgium attempts to communicate its identity through all the main media.  Advertisements are designed to “put smiles on faces” and to promote the brand as representing value and sophistication.  The intention is for VE Belgium to be perceived as a fashionable and, above all, smart alternative to other airlines and is therefore pitched as being chic, rather than simply cheap or a low-fare airline for backpackers.  In the past, VE Belgium has concentrated its marketing efforts in Belgium in order to raise customer awareness and promote brand recognition in the region surrounding its operational base.  VE Belgium believes that it has now achieved significant brand recognition in Belgium and is now looking to increase awareness of its low-fare services and diversity of routes among potential customers in other European countries.

The marketing campaigns are intended to be fresh and distinctive and often contain a humorous element.  They are also designed to encourage the consumer to question the service and value offered by traditional airlines when compared to VE Belgium.  VE Belgium’s advertising typically emphasizes its low fares to popular destinations, its simplified fare structure and its ticketless reservation and check-in process.  VE Belgium works with one of Belgium’s best-known advertising agencies and its advertising campaigns over the past few years have won several prizes and awards.

In 2003, VE Belgium allocated approximately 2% of scheduled service revenues to advertising, promotion and public relations.  Most of VE Belgium’s advertising budget is spent on print advertisements, billboard advertising, radio spots and promotional activities rather than expensive television advertising.

VE Belgium engages in a number of promotions, reinforcing its image as a price leader with a young, aggressive and entrepreneurial spirit.  VE Belgium has obtained favorable press coverage in its Brussels home market as a result of various activities.  VE Belgium has also promoted itself through sponsorship of sporting events, ticket give-aways, on-board promotions, travel agent events and public appearances by Sir Richard Branson.

VE Belgium also invests in below-the-line activities such as regular e-mailing to its 80,000 customer base and fax mailings to travel agents throughout Europe headlining updates on the latest promotions, destinations and product enhancements.

Contracts On Which The Company Is Dependent

The Sabena Shared-Service Agreement

See “Business Overview.”

The SNBA Commercial Agreement

See “Business Overview.”

Commercial Agreement With New Partners

See “Business Overview.”

Leased Assets:  Aircraft

As of December 2003, the Company’s fleet consisted of 6 Boeing 737-300 and 7 Boeing 737-400 jet aircraft, all of which meet current Stage 3 noise requirements.  The Company leases all of its aircraft under operating leases and the average term to expiration of its leases was approximately four years.  As of such date, the average age of the Company’s aircraft was approximately ten years, which is comparable with many other airlines in the market; and

The following table summarizes the year of manufacture, registration mark, manufacturer’s serial number, aircraft type, lease expiration date and seating configuration for each aircraft in the Company’s current, full-time fleet:

Operated by Virgin Express at December 31, 2003

Year of Manufacture	Registration Mark	Manufacturer’s Serial No.	Type	Expiration Date	Seating Configuration
1989	OO-VBR	24314	737-400	05/28/2005	164
1995	OO-LTU	27455	737-300	04/04/2005	142
1989	OO-VEK	24270	737-400	04/30/2005	164
1992	OO-VEF*	27000	737-400	05/16/2004	164
1996	OO-VEP	28489	737-400	11/21/2005	164
1996	OO-VES	28493	737-400	03/31/2006	164
1991	OO-LTM	25070	737-300	11/01/2007	142
1997	OO-VEX*	28670	737-300	11/18/2011	142
1998	OO-VEG	28568	737-300	02/04/2012	142
1998	OO-VEH	28571	737-300	04/28/2012	142
1999	OO-VEN	28586	737-300	01/19/2013	142
1989	OO-VEJ	24271	737-400	04/01/2005	170
1990	OO-VEO*	24688	737-400	02/01/2004	170

The Company’s aircraft OO-VES was subleased to its affiliate Virgin Blue until February 15, 2003.  During the first months of 2004, the Company decided not to renew the leases for two of its planes (as designated by *) to reduce costs.  The Company will maintain its existing number of flights and destinations by using the remaining aircraft more efficiently.  Out of the remaining 11 aircraft, 6 are Boing 737-300 and 5 are Boeing 737-400 aircraft.

The Company’s Boeing 737 aircraft are all modern, two-pilot, twin-engine, fuel efficient jet aircraft.  The Boeing 737 aircraft is widely used throughout the world on short and medium-haul flights similar to those flown by the Company.  The Company’s aircraft are generally configured at or near the maximum seating capacity.  Management believes that the use of a single type of modern aircraft reduces the cost of personnel training and maintenance services and contributes significantly to its low-cost operating structure.

The Company has re-equipped its aircraft with leather upholstery and upgraded interiors.  Management believes that this refurbishment program is consistent with its strategy of delivering a quality product at low cost to the consumer.  Although leather is more expensive initially to install than fabric, it is easier to maintain, has a longer expected life and contributes a sleek, high-quality look to the interior of the Company’s aircraft.  The Company consequently expects to realize net savings as well as increased customer satisfaction as a result of its decision to install leather upholstery.

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

Although the Boeing 737 is the world’s most widely used commercial passenger aircraft and the 300 and later series are statistically among the safest, a US National Transport safety Board (“NTSB”) recommendation to the Federal Aviation Authority (“FAA”) has raised concerns about a possible design defect in the Boeing 737 rudder system that under a “rare set of conditions” could cause a reverse rudder response.  In February 1997, the FAA announced its intention to require refitting of rudder systems on all Boeing 737 aircraft.  Since 1995, the Company has routinely trained its pilots in the procedures needed to cope with this problem and is complying with all aircraft manufacturer technical releases and modifications in relation to these rudder systems.  The Company does not believe that the cost of refitting its aircraft with modified rudder systems would have a material adverse effect on its results of operations.

Maintenance And Repairs

Pursuant to the terms of most of the lease agreements under which each of the aircraft is leased, the Company is obligated to contribute to a maintenance reserve fund certain amounts for each hour that the aircraft is operated and/or flown.  These reserve funds are applied to major airframe overhaul, engine overhaul, auxiliary power unit overhaul and landing gear overhaul, but may not be available to pay for modifications from time to time required by regulatory bodies.  Upon completion of these scheduled, major maintenance events, if amounts reserved are insufficient, the shortfall must be paid by the Company.  Any surplus funds remaining in the maintenance reserve fund upon the expiry of a lease are retained by the lessor.  The Company pays additional amounts in respect of routine, scheduled maintenance, including A-checks and C-checks, as well as unforeseen or unscheduled maintenance or repairs.  The Company believes that the amounts that it is required to contribute by way of maintenance reserves are representative of current fair market prices and that such reserves, combined with additional paid amounts, are sufficient to cover the Company’s currently anticipated maintenance and repair requirements.  However, there can be no assurance that unforeseen maintenance events or regulatory requirements will not cause the Company’s maintenance expense to substantially increase unexpectedly.

In June 2004, the Company entered into a three-year maintenance contract with Sabena Technics pursuant to which Sabena Technics undertakes all routine line maintenance, repair services, routine checks (i.e. A-checks, C-checks, D-checks) and landing gear maintenance of the Company’s aircraft at Sabena’s Brussels facilities.  The Company also has separately contracts with TAP based in Lisbon, Portugal for its engine overhauls.  All aircraft maintenance records were previously maintained by Sabena Technics in a computerized database and were accessible by the Company.  In anticipation of forthcoming regulations and to improve its maintenance auditing capabilities, the Company transferred in January 2001 the database to an in-house computerized maintenance tracking system to monitor the activities of its maintenance contractors.  The Company’s maintenance program was issued by Sabena Technics and modeled on the former Sabena Airlines maintenance program.  In May 2004, in order to reduce cost of maintenance and in order to reduce its dependency on SNT for this strategic engineering activity, the company has transferred this engineering activity in-house and has been approved by BCAA for doing so.

If maintenance and/or repair services are necessary while one of the Company’s aircraft is located at one of the remote airports to which the Company flies, Virgin Express arranges for local providers to perform maintenance on the Company’s aircraft at such remote destinations.  The Company has employees with technical background whose primary responsibility is to audit the work requests and invoices of its maintenance contractors.

As a part of the maintenance agreement with Sabena Technics, the Company has access to Sabena Technic’s inventory of spare parts for Boeing 737 aircraft.  The Company is also a party to a spare engine pooling arrangement, whereby it has the rights to acquire spare engines as needed.

Airport Operations

The Company has entered into agreements with contractors, including other airlines, to provide certain facilities and services required for its operations, including aircraft maintenance (as described above), ground handling, personnel training and revenue management services.  Consistent with industry practice, contracts can be terminated by either party with 60 days’ notice.  Where a ground handling contractor is the sole provider of such services at a given airport, however, such contractor must provide ground handling services to the Company indefinitely.  The Company employs a supervision company and/or its own station managers at its destination airports to oversee the ground handling services provided by the Company’s local contractors.

The Company expects to be dependent on agreements with contractors for the foreseeable future and will need to enter into similar agreements in any new markets it may enter.  The Company’s reliance upon independent contractors to provide essential services provides it with greater flexibility and allows the Company to take advantage of third-party expertise.  However, the quality, efficiency and timeliness of contract performance is, to some extent, beyond the Company’s direct control.  The Company has little direct control of, and exercises no supervision over, the day to day activities of maintenance, ground and baggage handling contractors.  The Company continues to evaluate whether it would be more advantageous to perform certain functions with its own employees or through third parties.

Trademark Licensing Agreements

Virgin Entreprises Limited (“VEL”) owns trademark registrations for the brand “Virgin” and the Virgin signature logo in relation to transportation services in all of the major European countries in which the Company operates.  In Ireland, there is a registration for the Virgin signature logo and a pending application for the brand “Virgin”.  In Switzerland, there is a registration for the Virgin signature logo but not for the brand “Virgin”.

In August 1986, VEL granted Virgin Atlantic exclusive worldwide rights to use the “Virgin” name in relation to air transport services and granted Virgin Aviation Services Limited (“VAS”) exclusive world-wide rights to use the “Virgin” name in relation to cargo and freight business.

In October 1997, VEL, Virgin Atlantic, VAS, the Company and certain other parties entered into an agreement pursuant to which each of Virgin Atlantic and VAS agreed to permit VEL to grant trademark licenses on specified terms to the Group to operate air transportation services.  Pursuant to that agreement, VEL granted VE Belgium a license, effective from January 1, 1997, to use the “Virgin” name and signature logo in conjunction with “Express” for scheduled and non-scheduled (i.e., charter) air transport services within the EEA and Switzerland, subject to VEL’s right to license the use of the “Virgin” name to others in connection with certain routes originating or terminating in the United Kingdom.  The license runs until December 31, 2026 and includes the right to use the “Virgin” name in conjunction with “Express” for the transport of cargo to the extent that it is ancillary to passenger carriage.

Royalties for the license amount to 0.5 per cent of all revenue received by VE Belgium in connection with its scheduled operations and 0.25 per cent of revenue in relation to its charter operations.  Royalties are payable to Virgin Atlantic.

Under the terms of the license in favour of VE Belgium, VEL has the right to exercise control over the way in which VE Belgium uses the “Virgin” brand.  VE Belgium assumes responsibility for trademark registration renewal fees for the territory covered by the license for so long as it remains the sole licensee (and thereafter shares them with other licensees).  VEL has the exclusive right to deal, at VE Belgium’s expense, with any infringements of intellectual property rights.

Material Governmental Regulations

The European airline industry has traditionally been highly regulated at the national level and, increasingly, by the EU.  In recent years, significant changes have been introduced by the EU which, by extension, also apply to the EEA, which comprises 31 countries.  The process of liberalizing the air transportation industry within the EEA, which began in 1987, culminated with the adoption on January 1, 1993 of the Third Package, which effectively created a single market for air travel within the EEA.  The most significant regulatory regimes presently affecting the European airline industry are (i) regulations governing the right to fly, (ii) licensing requirements and (iii) regulations governing competition in the airline industry.

The Right To Fly

International Framework

The 1944 Chicago Convention (the “Chicago Convention”) sets forth the basic, worldwide framework for the operation of international scheduled and non-scheduled flights.  Its fundamental principle is that states have exclusive sovereignty over the airspace above their territory.  It permits airlines based in contracting states to conduct non-scheduled (e.g., charter) flights over the territories of other contracting states and to make non-traffic stops in such territories, subject to restrictions which may be imposed by individual states.  The International Air Services Transit Agreement of 1944 provides similar rights with respect to the operation of scheduled flights.

While the Chicago Convention provides the basic framework for international air transportation, the actual designation of airlines and airports for the operation of specific international routes and the making of traffic stops within a country are governed by multilateral or bilateral air transport agreements among or between states.  The chief multilateral agreement in effect among countries is the International Air Transport Agreement of 1944 (the “Five Freedoms Agreement”).  Although Belgium has signed the Five Freedoms Agreement, it has not ratified it.

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

Intra-EEA Flights

Apart from the Five Freedoms Agreement, the most notable exception to the bilateral system for granting flying rights is the multilateral system now in effect within the EEA.  As a result of the Third Package, airlines licensed by any EEA member state, including VE Belgium now have free access to all international routes (subject to certain limited technical exceptions) within the EEA, and capacity restrictions on such routes are no longer permissible.  Since April 1, 1997, airlines licensed in any EEA country have been able to operate domestic flights entirely within any other EEA member country.  Consequently, VE Belgium is now able to fly anywhere in the EEA without requiring any governmental or other consent to fly a particular route or charter service, subject only to the exceptions mentioned above.  See “Licensing Requirements.”

Flights to Points Outside of the EEA

•                  Scheduled service

In EEA-based countries an airline’s right to operate scheduled services to points outside of the EEA is still governed by bilateral agreements between the EEA member state where the airline is licensed and the non-EEA destination country.  The European Commission plans to negotiate new arrangements on behalf of the entire EEA in bilateral discussions with non-EEA countries.  This process is still in its early stages, although the European Commission has recently been granted a mandate by the EEA member states to negotiate some arrangements, notably with Switzerland and certain eastern European countries.

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

•                  Non-scheduled service

An EEA-based airline’s right to operate non-scheduled services to destinations outside the EEA depends upon several factors.  Even if a bilateral agreement has been entered into between the EEA country from which the airline is operating and the destination country, such agreement will only govern charter flights between those countries if it expressly covers non-scheduled service.  Where no bilateral agreement expressly covering non-scheduled service is in place, charter service between the two countries remains subject to unilateral action by the originating country or the destination country.  In practice, since few bilateral agreements expressly cover non-scheduled service, clearance for charter service to non-EEA nations is generally obtained from the civil aviation authorities of each of the two countries.  There are no provisions regulating non-scheduled service in the bilateral agreements with the countries to which VE Belgium typically operates ad hoc charter flights.  As a result, these ad hoc charter flight schedules are subject to the unilateral action and approval of the relevant civil aviation authorities of the destination countries as well as those of Belgium.

Schedules of charter flights based out of Belgium must be annually submitted to the BCAA for authorization by no later than January 15 for the summer season (April to October) and September 15 for the winter season (November to March).  The BCAA grants approval based upon its internal policy and written guidelines.  That policy is presently aimed at encouraging Belgian-licensed carriers to operate charter services.  The BCAA’s guidelines do not currently require such carriers to be owned and controlled by Belgian nationals but, as the Chicago Convention permits signatory states to impose such conditions or limitations as they may consider desirable, there is no guarantee that the BCAA guidelines will not be altered in the future to require Belgian ownership or that destination countries will not require the airline to be Belgian owned.

Permission also needs to be obtained from the destination country.  Requirements vary from country to country:  some require only the airline’s flight program, others require more detailed information about the routes and aircraft, and some require a copy of the agreement with the tour operator.  VE Belgium has never been refused permission to operate charter services to any of the destinations outside of the EEA, nor has the charter service of this airline ever been subject to onerous conditions in connection with flights to non-EEA destinations.

Other Industry Regulations

The European airline industry may be influenced from time to time by regulatory developments in other jurisdictions.  For example, airlines operating in the United States operate under certificates of public convenience and necessity or commuter authority issued by the Department of Transportation (DOT).  Such certificates may be altered, amended, modified or suspended by the DOT if the public convenience and necessity so require, or may be revoked for failure to comply with the terms and conditions of the certificates.  Airlines are also regulated by the U.S. Federal Aviation Administration (FAA), a division of the DOT, primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Pursuant to these regulations, such airlines have FAA-approved maintenance programs for each type of aircraft they operate that provide for the ongoing maintenance of such aircraft, ranging from periodic routine inspections to major overhauls. From time-to-time, the FAA issues airworthiness directives and other regulations affecting such airlines or one or more of the aircraft types they operate.  In recent years, for example, the FAA has issued or proposed such directives or other regulations relating to, among other things, enhanced ground proximity warning systems; fuselage pressure bulkhead reinforcement; fuselage lap joint inspection rework; increased inspections and maintenance procedures to be conducted on certain aircraft; increased cockpit security; fuel tank flammability reductions and domestic reduced vertical separation.

Licensing Requirements

General

Under the licensing procedures introduced by the Third Package, all EEA airlines must hold an EEA operating license and an air operator’s certificate (“AOC”) in order to operate flights for remuneration.  The rules for granting an EEA operating license are uniform throughout the EEA, but the rules for granting AOCs vary somewhat from jurisdiction to jurisdiction.  Authorities in each EEA member state regulate airlines having their principal place of business in such member state.  In the case of VE Belgium, the rules are applied by the BCAA.

Air Operator’s Certificate

To obtain and retain an AOC, an airline must demonstrate that it is able to comply with technical and safety requirements for passenger transportation.  Many of these standards are set nationally.  In Belgium, the operator must demonstrate that it is competent to operate the aircraft safely.  This is determined by examining the airline’s record and experience, as well as its equipment, organization, staffing and maintenance arrangements.  VE Belgium has held Belgian AOC at all relevant times since commencement of respective operations.  Although United States and European civil aviation authorities are working to coordinate technical and safety requirements, material differences remain at this time.

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

While national aviation authorities apply the ownership and control rules in the first instance, the European Commission can also examine compliance on request from national authorities.  If the European Commission is not satisfied that the rules are being complied with, it can allow EEA countries to suspend the airline’s intra-EEA route rights.  The Company has therefore closely considered its ownership and control position in relation to the European Commission’s past interpretations of these requirements.

•                  Effective control

The European Commission has noted that the issue of effective control depends on a variety of factors, including the make-up of the airline’s Board of Directors, its powers and whether any matters are reserved for the airline’s shareholders.  EEA nationals must have ultimate decision-making power in the management of the airline, including on key issues such as the air carrier’s business plan, budget and investment projects.  The European Commission has also noted that the role of the chief executive officer is secondary to that of the Board of Directors.

The Company believes that VE Belgium is effectively controlled by EEA nationals.  It is ultimately controlled by the trustees of certain trusts which own more than 90% of the shares in VGIL.  VGIL in turn owns approximately 89% (88.64%) of Virgin Express Holdings through its wholly owned subsidiaries Virgin Retail Holdings Limited (“VRHL”) and VSIL.  Virgin Express Holdings in turn owns, directly or indirectly, 100% of VE Belgium (except for one share owned by Virgin Express Investments Ltd.).  The trustees are trust companies that are themselves ultimately majority owned and effectively controlled by EEA nationals.  Under the terms of the trusts, these trustees are legal owners of, and therefore have the power to control, the assets which make up the trust property.  They are therefore ultimately able to control the policy and direction of the VE Belgium.  Under English law, which governs these trusts, the trustees are obliged to act in the best interests of the beneficiaries of the trusts, who are principally Sir Richard Branson, his immediate family and certain other individuals.  All of these principal beneficiaries are EEA nationals.

In addition, VE Belgium currently has a board of six directors, all of whom are EEA nationals.  Directors are appointed by a majority vote of shareholders.  Decisions of the board are taken by simple majority vote.  The trustees mentioned above ultimately have the indirect power to elect a majority of VE Belgium’s Directors.  Since the Chief Executive Officer and the other members of the Board are EEA nationals, the Company believes VE Belgium meets all of the EEA legal requirements.

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

•                  Majority Ownership

According to the European Commission, the majority ownership requirement is satisfied if at least 50% plus one share of equity capital is owned by EEA nationals or EEA member states.  Through Virgin Express Holdings, VSIL, VRHL and VGIL, VE Belgium and VE Ireland are at least 50% plus one share indirectly owned by a series of Channel Island trusts, of which Sir Richard Branson, his immediate family and certain other individuals, all of whom are EEA nationals, are the principal beneficiaries.  At the time of the acquisition of VE Belgium, and VECatS by the Company, the BCAA was notified of the new ownership structure of VE Belgium and VECatS, respectively.  Although the Channel Islands (where the Trusts are administered) and the British Virgin Islands (the country of incorporation of VGIL) are not part of the EEA, the Company believes that since the principal beneficiaries of the Trusts are EEA nationals and since the trustees controlling these Trusts are EEA nationals (by virtue of their being themselves majority owned and effectively controlled by EEA nationals), the EEA ownership requirement is satisfied.  No objection has been made by any civil aviation authority, nor has the VE Belgium or VE Ireland received any indication that the European Commission intends to conduct any investigation.  The concept of a trust, however, with its separation of legal from beneficial ownership, is foreign to Belgian law and may not be recognized if the particular trust is contrary to Belgian public policy.  There can, therefore, be no assurance that the BCAA will not object to the presence in the ownership structure of VGIL or the Channel Islands Trusts.

The Company does not believe that consummation of the initial public offering of the Company has affected the EEA-ownership status of VE Belgium or VE Ireland, since the Company’s articles of association permit the Directors to limit the maximum proportion of the Company’s issued share capital which may be held by non-EEA nationals.  This proportion, which also includes any ordinary share in respect of which the nationality of the ultimate owner is not known to the Company, is currently set at 45%.  No assurance can, however, be given that the Company’s ownership structure will not be reviewed in the future by the relevant authorities or that, if VSIL’s ownership interest in the Company were to drop below 50%, the Company would be able to ensure compliance with such ownership requirement.

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

Access To Airport Facilities

Airlines wishing to operate to congested airports may find it difficult to obtain take-off and landing slots.  Terminal capacity may be limited and, in addition, there may be a restricted number of suppliers of ground handling services.  At congested airports, slot allocation is dealt with by a coordinator who operates in accordance with EU regulations on slot allocation and various voluntary codes and practices.  Slots are allocated by the relevant airport coordinator for no consideration.  Although slots may be exchanged, they may not be sold.  Due to the “grandfather rights” system, a specific slot may be retained year after year, subject to the carrier being able to demonstrate that it is using it in accordance with certain criteria.  However, at a congested airport, it may be difficult or impossible to obtain additional slots or a series of slots which enables an efficient and commercially attractive timetable to be offered.  Although EU legislation requires 50% of slots becoming available each year to be reserved for new entrants, the number of slots becoming available at peak times at a congested airport may be minimal.

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

C.                                    Organizational Structure

The immediate parent company of Virgin Express Holdings PLC is Virgin Sky Investments Limited (“VSIL”), which owns 89% of Virgin Express Holdings PLC, while the remaining 11% is held by public shareholders.  VSIL (formerly named Virgin Blue Investments Limited) acquired a 59% ownership position on October 8, 2002 from its ultimate parent company, Virgin Group Investments Limited (“VGIL”) at the then-current market price on the OTC Bulletin Board of US$3.125 per share.  On June 27, 2003, VSIL subscribed for 92.62% of a placing and open offer on the Euronext Stock Exchange bringing its ownership from 58.98% to 88.64%.  VSIL changed its name from Virgin Blue Investments Limited on October 30, 2002.  VSIL itself is a wholly owned subsidiary of VGIL, which is controlled by the trustees of certain Channel Island trusts.

None of these trusts has a controlling interest in VGIL.  The principal beneficiaries of these trusts are Sir Richard C.N. Branson and his immediate family.

The principal subsidiaries of Virgin Express Holdings PLC are VE Belgium and Virgin Express (Ireland) Ltd.  VE Belgium is incorporated in Brussels and is a wholly-owned subsidiary of the Company (with one share being held by Virgin Express Investments Ltd.).  VE Ireland was incorporated in Ireland on September 10, 1998 and is a wholly-owned subsidiary of the Company.  It has ceased operations.

VE Belgium owns 50.08% of VECatS.  The remaining shares are held by Alpha Airport Holdings B.V.  VECatS is incorporated in Belgium.

In April 2001, VEX Airlines (UK) Ltd. was incorporated, VE UK is a wholly-owned subsidiary of Virgin Express Holdings PLC.  Its main purpose was to provide well-trained and adequate human capital and resources for the airline industry, including pilots, cabin crew and ground staff.  It provided staff for VE Belgium’s operations in London (Heathrow).  It ceased operations as of November 1, 2002.

VE Belgium owns 100% of VE France which ceased operations in 1999.

D.                                    Property, Plant and Equipment

Lease Of The Executive Offices

Virgin Express Holdings is situated and has its principal executive and registered offices at 120 Campden Hill Road, London, W8 7AR England.  The operating headquarters of VE Belgium are situated at the Brussels National Airport, Building 116, B-1820 Melsbroek, Belgium, Tel.: +32.2.752.05.11 in office facilities containing approximately 3,900 square meters, which are occupied pursuant to leases entered into on or about August 1, 1996 and varying in duration from six months to four years and are renewed automatically.

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

Noise is regulated by international and, in some cases, local and national standards.  Current EU regulations require that aircraft must comply with Stage 3 noise requirements by April 1, 2002.  All of the Company’s aircraft already comply with such requirements.  Stage 4 standards will be introduced during 2006 but no aircraft, currently type certificated, is required to meet these requirements.

Insurance

The Company carries passenger liability insurance in an amount consistent with industry practice and insures its aircraft for loss and damage, including war and all-risk.  There can, however, be no assurance that such coverage will fully protect it against all losses that it might sustain.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Level Overview

Four years ago we undertook a fundamental restructuring of our operations, resulting in an exit from charter operations and from our Irish subsidiary, as well as a halving of our fleet with a focus on Brussels.  Further progress was achieved despite the tragedy of September 11th 2001 and the collapse of Sabena later that year, and with it, the cancellation of a code share agreement accounting for approximately EUR 100 million of guaranteed income.

In 2003 we have had to deal with another set of challenges.  These included disruptions caused by the Iraq war and unprecedented price discounting by network operators in order to fill their excess capacity.  Finally, we have had to compete against Ryanair, operating with illegal subsidies out of Charleroi Airport.  As a result, our average revenue per available seat kilometre (ASK) dropped by 21% during 2003.  Operating expenses per ASK were managed down by 11%, but this improvement was not enough to offset the revenue declines.  In 2003 we incurred a net loss of EUR 19.6 million.

Despite these challenges we continue to offer our customers superb value for money.  In 2003 we carried 2.5 million passengers on our scheduled routes, 5% more than last year and we remain the largest intra-European passenger carrier from Brussels Airport.  We fly from Brussels to 15 major cities around Europe flying over 65% of the passengers to Barcelona, Malaga and Nice, and over 45% of the passengers to Lisbon, Rome, Athens and Geneva.  We pride ourselves on delivering industry leading punctuality.  Over the full year we achieved an on-time arrival performance of 93.4%. In November 2003 we were voted the “Best Short Haul Airline of the Year” by the Belgian trade, for the second consecutive year.

Costs have been well controlled.  This has been helped by the strengthening of the Euro against the US dollar, but hampered by higher fuel costs.  Our average operating expenses per ASK now stands at 5.44 EUR cents, competitive within the low fare industry and significantly below that of the network operators.  Given our low cost position we are surprised to find large network operators pricing below our costs, particularly in the case of Alitalia on flights to Milan and Rome.  We will be interested to hear the EC’s view of this airline’s activities.

Airport charges at Zaventem continue to be uncompetitive when compared to airports serving markets of similar size and these high costs place Belgian airlines operating from there at a serious disadvantage.  We are not looking for illegal subsidies of the type that have benefited Ryanair at Charleroi. However, we want a fair deal.  Aircraft lease costs have been reduced by 20%. Passenger service costs are also down by 8% by offering a wide selection of on board drinks, snacks and meals at value prices.

Significant effort has been made to improve all business processes within Virgin Express and in preparation for the discussions between our major shareholder and the owners of SN Brussels Airlines (SNBA), we have completed a substantive review of all aspects of our business.  As a result of this review, problems have been identified in one of our previous IT systems and the associated controls used in these years.  This led to historically uncollectable debts necessitating adjustments to our 1999, 2000 and 2001 profit and loss accounts.  No such errors occurred in 2002 and 2003.  We have now converted to the MOAB reservation system, used by over 30 other airlines.  At the same time we have strengthened both our finance team and procedures to ensure that inaccuracies like this will not recur.

We have also strengthened our balance sheet during the year by successfully raising EUR 35 million of equity to repay loan obligations. As a result of the rights issue, Virgin Sky Investments Limited (VSIL) increased its shareholding to 88.6%. In addition, VSIL advanced EUR 34 million of working capital facility.

Over recent years we have reviewed available opportunities to expand into adjacent countries with our low fare concept.  In early 2003 we applied for 25,000 take off and landing slots at Orly airport in Paris, following the collapse of AirLib.  On being offered fewer than 6,000 slots on three unprofitable routes by the slot coordinator, we withdrew.  Other potential opportunities have been reviewed but have not materialized.  As a management team we are now committed to and focused on building a leadership position in the Belgian market.

In September 2003 we announced that our major shareholder, VSIL, had been approached by a third party investment bank, suggesting that opportunities may exist to combine our operations with those of SNBA. This initiative is consistent with our strategy to build a leadership position in Brussels.  Discussions have continued between our respective shareholders resulting in a non-binding letter of intent being signed and announced on March 16, 2004.  The Board of Virgin Express Holdings PLC believes that the transaction contemplated may be in the best interests of our shareholders, employees and customers.  We would expect to achieve significant mutual benefits for both Virgin Express and SNBA through network optimizations.  Following further discussions and the completion of satisfactory due diligence, we would expect to announce the Board’s decision in the near future. Regulatory approval may be required.

During 2004 we will make further cost reductions as a result of aircraft lease extensions at significantly lower rates and further contract negotiations. Yields have shown some improvement over the first quarter, though seasonal losses are expected.  For the rest of the year we would hope for further improvements in yields and load factors.

In 2003 we faced unprecedented price discounting as the major network operators reacted to the growing competition from European low fare operators.  In order to fill their excess capacity they cut ticket prices well below their costs.  Significant losses on European routes in some cases have been subsidized by profits on long haul routes.   The low fare market is here to stay and we would expect the market to grow both with leisure and business traffic.  High cost network operators will need to rationalize their capacity in line with their reduced share of the market, particularly on short and medium haul journeys. In spite of a difficult year, we intend to keep our costs low and to offer the travelling public superb value for money.

A.                                    Operating Results

Overview of Discussion and Analysis

You should read the following discussion in conjunction with the consolidated financial statements included in this document.  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United Kingdom (the “UK GAAP”) which differ in certain significant respects from generally accepted accounting principles in the United States of America (the “US GAAP”).  A discussion of the principal differences between UK GAAP and US GAAP and a reconciliation from UK GAAP to US GAAP of net income and shareholders’ equity as of December 31, 2003, 2002 and 2001, is described in Note 37 to the consolidated financial statements.

Introduction To The Euro

On January 1, 1999, the Euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including Belgium.  The Company has adopted the Euro as its reporting currency in its consolidated financial statements and restated all Belgian franc amounts at the fixed exchange rate of BEF 40.3399 = EUR 1.00.

Revenues

Revenues From Scheduled Services, Ad Hoc Charter Services And SNBA

The Company carries passengers on scheduled flights.  It no longer operates unprofitable time-based charters.  However, charter flights are still operated on an ad hoc basis.  Scheduled service is characterized by sales to consumers, either directly, through travel agents or through CRS.  The Company’s revenues for scheduled service are derived principally from the sale of airline services to passengers and are recognized when the flight has taken place.  Total scheduled service revenues are primarily a function of fare levels and the number of seats sold per flight for scheduled service.  For the year 2003, scheduled services represented approximately 95% of the Company’s total revenue as compared to 90% of its revenue in 2002.

Sabena, the Belgian national carrier, was declared bankrupt on November 7, 2001.  As a result, the several shared-service agreements between Virgin Express and Sabena (the “Sabena Agreements”), under which Virgin Express provided aircraft under wet lease to carry out certain flights, were cancelled.

The priorities for 2002 were to fill the approximately 40% gap in our revenues caused by the bankruptcy of Sabena.  Part of it was recovered through the code share agreement with SNBA, the successor of Sabena. Through the SNBA commercial agreement, which expired in March 2003, the Company received revenue for a specified number of seats sold to SNBA on shared-service flights to certain destinations.  On certain other routes, both companies had agreed on soft block allotments.  This meant each carrier could sell capacity on certain of the other airlines routes, and in return, receive a commission for the sale based on the net fare received.  We additionally continued to improve our product,  while still expanding our route network to better serve our growing customer base.

Other Revenues

All the following sources of revenue are classified as other revenue.  The Company carries some freight shipments but the impact of freight sales on the Company’s revenues and operations has thus far not been significant.  The Company also derives revenue from fees charged to passengers for excess baggage, extra leg room, food and beverage services charges collected when customers change itineraries or forfeit amounts paid for nonrefundable tickets.  Due to the restructuring in 2001, in 2002 Virgin Express had, on average, two excess aircraft.  These aircraft were subleased to Virgin Blue, an Australian-based airline forming part of the worldwide Virgin Group.  Both aircraft have now been returned to the Company and the Company has terminated two other aircraft leases to eliminate the excess aircraft capacity.

Events And Developments Affecting The Company’s Operations

Seasonal Fluctuations

The Company’s business has always been subject to seasonal fluctuations, with the highest levels of activity coming in the peak summer vacation months.

Expenses

The Company’s ability to offer low-fares profitably stems largely from its ability to maintain or improve on its current relatively low cost structure.  Its operating costs include expenses related to flight operations, aircraft fuel, aircraft rent, maintenance, passenger service, station operations, navigation fees, sales and marketing expense, depreciation and amortization expense, cost of goods sold on board and general and administrative expense.  General and administrative expense includes accounting and legal fees and expenses, salaries and benefits for the Company’s administrative and executive personnel, office rent, and other miscellaneous expenses.

Generally, the operating expenses for the Company are significantly impacted by fuel prices and by US dollar/EUR exchange rates.  In 2003, the operating expenses were EUR 223.1 million, representing a 1% decrease versus last year.  In 2003, the Company has continued its efforts to control strictly its operating expenses, and to further reinforce overhead cost controlling procedures.

Currency Fluctuations

The Company’s costs accrue mainly in Euros and US dollars and, to a lesser extent, in the currencies of other countries where the Company operates.  Contracts for fuel, aircraft rent, hull and liability insurance and some maintenance items are among the Company’s largest expenses and are denominated in US dollars.  The Company’s revenues are generated primarily in Euros, with lesser amounts in other European currencies not linked to the Euro.  Consequently, the Company’s overall cost structure is greatly affected by changes in the EUR/$ exchange rate.  Virgin Express generally enters into forward currency purchase contracts, conditions permitting, to fix a substantial portion of its EUR/$ exposure.  As of December 31, 2003, Virgin Express had hedged approximately 67% of its 2004 USD needs.

Fuel Price Fluctuations

During 2003 the price of jet fuel increased by approximately 26% on average as compared to 2002.  The Company constantly evaluates the merits of fuel price hedging.  At December 31, 2003, Virgin Express had entered into certain forward purchase contracts to hedge approximately 5% of its anticipated future fuel purchase commitment in 2004.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Revenues

Total revenues.  Revenue for the year amounted to EUR 207.1 million, compared to EUR 227.3 million in 2002, a decrease of 9%.  This decrease was driven primarily by a 4% decrease in Scheduled Services and by a decrease in other revenue of 52%.

Scheduled revenues.  Scheduled revenues decreased by approximately 9%, from EUR 203.6 million in 2002 to EUR 195.7 million in 2003.  Despite carrying 5% more passengers during the year, the Company turnover on scheduled flights decreased by 4% due to the continuous pressure on fares resulting from overcapacity in the market and global concerns about war and terrorism.  Scheduled flights flown remained in line with last year, 20,503.  Scheduled capacity increased 21% from 3,310 million ASKs to 4,005 million ASKs, representing an increase in the average sector length from 1,112 km to 1,286 km.  Overall load factor for 2003 was 81.3% versus 80.7% in the year 2002.  Unit revenues for scheduled service decreased 20% in 2003 to 4.89 EUR cents per ASK.

Charter revenues.  As of November 1, 2000, the Company ceased operating its time charter business.  Strong competition and reduced prices in travel packages made this segment of operation largely loss-making.  The Company, however, continued to operate ad hoc charters which are generally profitable.  Ad hoc charter, as opposed to time-based charter, is flown on demand and depends upon availability of aircraft.  Charter revenues decreased by 67%, from EUR 11.5 million in 2002 to EUR 3.8 million in 2003.

Other revenues.  Other revenues include mainly revenue from freight, VECatS on-board sales, VECatS royalties, excess baggage, extra leg room, changes to itineraries, cancellation of flights and income from subleased aircraft.  These revenues decreased significantly compared to last year due to the number of aircraft subleased in 2003 (an average of less then 1 in 2003 versus 2 in 2002).  The other revenue amounted to EUR 12.2 million in 2002, compared to EUR 7.6 million in 2003, a decrease of 38%.

Operating Expenses

Flight operations expense.  Flight operations expense includes cockpit crew salaries, benefits and expenses, crew training and accommodation.  Flight operations expense increased 1%, from EUR 17.3 million in 2002 to EUR 17.6 million in 2003.

Fuel expense.  Fuel expense includes the cost of fuel consumed and the cost of delivering the fuel into the aircraft.  Fuel costs for the year 2003 were EUR 28.2 million, an increase of 11.3% compared to 2002, accounting for some 13% of total operating costs.  Average fuel price paid by the Company for the year increased to 95.54 US cents per gallon.  This meant an increase of some 26% compared to last year’s average of 75.99 US cents per gallon.  The decrease in the average US dollar/EUR exchange rate contributed positively to the fuel expenditure for the year.

Navigation fees.  Navigation fees are billed directly to the airlines within Europe by Eurocontrol on behalf of various government agencies for air traffic control services and en route navigation assistance.  Although the flights flown in 2003 were approximately in line with 2002, the navigation and overflight costs increased by around 18% from EUR 17.7 million to EUR 20.9 million.  This is mainly due to the increase in rates charged by Eurocontrol, as of April 2002, and the increase of the average flight length from 1,112 km to 1,286 km.

Maintenance expense.  Maintenance expense includes accrued maintenance reserves paid pursuant to aircraft leases for scheduled maintenance and overhauls, together with the cost of other scheduled and unscheduled maintenance.  It also includes related labor, parts, supplies, and other expenses related to the upkeep of the aircraft as well as technical staff.  Substantially all of the Company’s maintenance is contracted out to various maintenance vendors.  Total maintenance expense decreased by 7.5% from EUR 26.2 million in 2002 to EUR 24.2 million in 2003.  This decrease is mainly due to the combined effect of two factors.  First, the higher utilization, i.e., increase of blockhours flown (+4%) with a smaller aircraft fleet (-15%) lead to a decrease of the fixed portion of the maintenance cost.  Second, some 40% to 45% of the maintenance charge, mainly the acquisition of leasehold improvements and spare parts, is payable in US dollars and the decrease in the average US dollar/EUR exchange rate contributed positively to the maintenance expenditure for the year.

Aircraft rental and insurance expense.  Aircraft rental and insurance expense is the amount paid as rent under aircraft leases, payments under wet leases and sub-charter and charges for hull insurance.  Aircraft ownership expenses decreased in the year 2003 from EUR 45.7 million in 2002 to EUR 36.7 million in 2003.  This decrease is due to the combined effects of three major items.  Two aircraft coming to the end of their lease term were not renewed or replaced in 2003.  Two other aircraft coming to the end of their lease term were renewed at more favorable lease rates.  The aircraft rentals and insurances are mainly payable in US dollars; the decrease in the average US dollar/EUR exchange rate contributed positively to the reduction in aircraft ownership and insurance costs.

Station operations expense.  Station operations expense includes all expenses incurred at the airport for handling aircraft and passengers, as well as all landing fees, rent for airport facilities and costs for airport ground personnel.  Station operations expenditure during the year 2003 decreased by 2.8% compared to the prior year.  The actual charge for the year was EUR 36.4 million versus EUR 37.5 million in the prior year.  The decrease is mainly due to the decrease of the fleet.

Passenger services.  Passenger services expense includes the cost of salaries, benefits and expenses for cabin crews, as well as the cost of in-flight catering, in-flight supplies and passenger liability insurance.  Passenger services expense decreased by 8% from EUR 16.7 million in 2002 to EUR 15.4 million in 2003.  The decrease is mainly explained by the fact that the Company has stopped offering food and beverages to passengers.  The passengers now have the choice to buy these items on board.

Sales and marketing expense.  Sales and marketing expense includes the cost of reservations, including personnel costs, telecommunications costs related to reservations, credit card discounts, travel agent commissions, advertising and other promotion expenses and costs incurred by the marketing department in relation to scheduled services.  Sales and marketing expense increased by 10% from EUR 19.7 million in 2002 to EUR 21.7 million in 2003.  The increase is mainly due to the increase in direct sales.

Depreciation and amortization expense.  Depreciation and amortization expense includes primarily depreciation on ground and computer equipment.  The Company’s most substantial assets, its aircraft and facilities, are all held under operating leases and thus are not depreciated.  Nevertheless, the Company invests year by year a significant amount of money in aircraft leasehold modifications to keep its aircraft up-to-date on a technical requirements level and for passenger comfort.  Depreciation and amortization for the year 2003 was EUR 2.1 million, compared to EUR 1.7 million in 2002.

General and administrative expenses.  General and administrative expenses include the salary and related costs of management and staff, premises costs and other administrative expenses.  Total general and administrative expenses were EUR 18.7 million for the year 2003, compared to EUR 16.9 million for the year 2002.  The increase is mainly due to bad debt write-offs.

Trustees awarded shares.  Concurrent with the initial public offering of the Company’s shares, trustees of a trust established for the benefit of employees of the Company subscribed for 95,000 shares at par (BEF 10 centimes per share), representing approximately 2% of the issued share capital of the Company at the time of the IPO.  The trustees awarded shares at no cost to employees, having considered criteria established by the Company’s board of directors.  At this date, 80,313 shares had been awarded.  During 2003 and 2002, the Company recorded no compensation cost.  All awarded shares from previous years were vested by the end of the year 2000.

Non-operating items.  Non-operating items include interest income net of interest expense and letter of credit fees.  In the year 2003, the Company recorded a net non-operating loss of EUR 4.2 million compared to a net non-operating loss in the prior year of EUR 2.6 million.  In 2003, the non-operating items included an accrued interest charge of EUR 1.3 million on the Group credit facility from Barfair Limited and VSIL and foreign exchange losses of EUR 1.2 million.

Pre-Tax Income (Loss)

The Company realized a pre-tax loss of EUR 19.08 million in the year 2003 compared to a pre-tax profit of EUR 0.04 million in 2002.

Net Income (Loss)

The Company reported net loss after taxation and minority interest of EUR 19.6 million as compared to a EUR 0.4 million profit in the prior year.

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

Other revenues.  Other revenues include mainly revenue from freight, VECatS duty-free on-board sales, VECatS royalties and income from subleased aircraft.  These revenues decreased significantly compared to last year due to the number of aircraft subleased in 2002 (an average around 2 in 2002 versus 7 in 2001).  The other revenue amounted to EUR 21 million in 2001, compared to EUR 12.2 million in 2002, a decrease of 42%.

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

Fuel expense.  Fuel expense includes the cost of fuel consumed and the cost of delivering the fuel into the aircraft.  Fuel costs for the year 2002 were EUR 25.3 million, a decrease of 3.5% compared to 2001, accounting for some 11% of total operating costs.  In order to manage the fluctuating price of fuel, the Group has entered into forward Purchase contracts to cover some USD 10.7 million approximately 40% of the forecast requirement for 2003.  At the year end there was an unrealized gain of EUR 0.6 million on these contracts.  Average fuel price paid by the Company for the year decreased to 75.99 US cents per gallon.  This meant a decrease of some 13% compared to last year’s average of 87.42 US cents per gallon.

Navigation fees.  Navigation fees are billed directly to the airlines within Europe by Eurocontrol on behalf of various government agencies for air traffic control services and en route navigation assistance.  Although the flights flown in 2002 were approximately in line with 2001, the navigation and overflight costs increased by around 40% from EUR 17.7 million to EUR 12.7 million.  This is mainly due to the increase of the navigation fees representing approximately 18% per year charged by Eurocontrol, as of April 2002, and the increase of the average flight length from 863km to 1,112km.

Maintenance expense.  Maintenance expense includes accrued maintenance reserves paid pursuant to aircraft leases for scheduled maintenance and overhauls, together with the cost of other scheduled and unscheduled maintenance.  It also includes related labor, parts, supplies, and other expenses related to the upkeep of the aircraft as well as technical staff.  Substantially all of the Company’s maintenance is contracted out to various maintenance vendors.  Total maintenance expense increased by 15.7% from EUR 22.6 million in 2001 to EUR 26.2 million in 2002.  This increase is mainly due to the combined effect of three major events.  First, the increase of block hours flown, from 38,139 in 2001 to 42,915 in 2002.  Second, higher costs related to the restoration of some engines due to an unexpected and unusual deterioration.  Finally, some 40% to 45% of the maintenance charge, mainly the acquisition of leasehold improvements and spare parts, is payable in US dollars.  A decrease in the average US dollar/EUR exchange rate contributed positively to the maintenance expenditure for the year.

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

Sales and marketing expense.  Sales and marketing expense includes the cost of reservations, including personnel costs, telecommunications costs related to reservations, credit card discounts, travel agent commissions, advertising and other promotion expenses and costs incurred by the marketing department in relation to scheduled services.  Sales and marketing expense increased by 40% from EUR 14.1 million in 2001 to EUR 19.7 million in 2002.  The increase is mainly due to the doubling of the Company’s own sales.

Depreciation and amortization expense.  Depreciation and amortization expense includes primarily depreciation on ground and computer equipment.  The Company’s most substantial assets, its aircraft and facilities, are all held under operating leases and thus are not depreciated.  Nevertheless, the Company invests year by year a significant amount of money in aircraft leasehold modifications to keep its aircraft clean and up-to-date on a technical requirements level and for passenger comfort.  Depreciation and amortization for the year 2002 was EUR 1.7 million, compared to EUR 1.2 million in 2001.

General and administrative expenses as restated (see note 4 of the notes to be consolidated financial statements for details on the restatement).  General and administrative expenses include the salary and related costs of management and staff, premises costs and other administrative expenses.  Total general and administrative expenses were EUR 16.9 million for the year 2002, compared to EUR 17.0 million for the year 2001.  As a result of the excess share buy back in 1999, a provision charge of EUR 0.3 million has been accrued in 2002 compared to an amount of EUR 0.2 million written back in 2001.  A series of non-recurring professional fees were incurred in 2002 for a total amount of around EUR 1.0 million regarding the subordination of the Barfair loan, the conversion into equity of a certain balance due from VE Belgium to Virgin Express Holdings and the transfer of its ADS listing from the NASDAQ National Market to the OTC Bulletin Board market.  The restatement resulted in a write-off of trade debtors of EUR 2.3 million for 2001.

Trustees awarded shares.  Concurrent with the initial public offering of the Company’s shares, trustees of a trust established for the benefit of employees of the Company subscribed for 95,000 shares at par (BEF 10 centimes per share), representing approximately 2% of the issued share capital of the Company.  The trustees awarded shares at no cost to employees, having considered criteria established by the Company’s board of directors.  At this date, 80,313 shares had been awarded.  During 2002 and 2001, the Company recorded no compensation cost.  All awarded shares from previous years were vested by the end of the year 2000.

Non-operating items.  Non-operating items include interest income net of interest expense and letter of credit fees.  In the year 2002, the Company recorded a net non-operating loss of EUR 2.6 million compared to a net non-operating loss in the prior year of EUR 0.7 million.  In 2002, the non-operating items included an accrued interest charge of EUR 1.3 million on the Group credit facility from Barfair Limited.  2001 includes a net disposal of the London Gatwick slots which have been sold upon the cessation of that route early in April 2001, for EUR 2.4 million.

Pre-Tax Income (Loss) as restated (see note 4 of the notes to be consolidated financial statements for details on the restatement)

The Company realized a pre-tax profit of EUR 0.04 million in the year 2002 compared to a pre-tax loss of EUR 1.4 million in 2001.

Net Income (Loss)

The Company reported net income after taxation and minority interest of EUR 0.4 million as compared to a EUR 2.2 million loss in the prior year.

B.                                    Liquidity and Capital Resources

The Company funds its working capital and capital expenditure requirements from cash flow from operations and periodic borrowings.  Cash outflow from operations for the year ended December 31, 2003 totaled EUR 21 million compared to a cash inflow of EUR 2.5 million for the year ended December 31, 2002.  Of the Company’s cash reserves of EUR 18.5 million at December 31, 2003, EUR 12.9 million was restricted by virtue of being used for cash security deposits with various fuel vendors, airport authorities and aircraft lessors and EUR 5.6 million was unrestricted.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Group will have sufficient funds to meet its liabilities as they fall due during the next 12-month period from the date of such consolidated financial statements.  In that regard, VSIL, the majority shareholder of the Company, has provided to the Directors of the Company a letter of support setting out VSIL’s commitment to provide sufficient funding to the Company to enable it to meet its liabilities as they fall due, for at least until April 30, 2005, and, as explained below, has also procured that VSIL will not require repayment of amounts loaned, or accrued interest thereon, to the Company as at December 31, 2003 so as to prejudice the ability of the Company or its subsidiaries to meet their liabilities as they fall due, and in any event not prior to January 1, 2005.

In addition, the Company received a loan from Barfair Limited, a wholly-owned UK subsidiary of Virgin Group Investments Limited, in the amount of US$25 million.  In view of operational needs for 2001, the Company received an additional credit facility from Barfair for US$7.5 million, bringing the total available funds to US$32.5 million.  In November 2002, a variance agreement was signed by the parties, with effect from end of August 2002, changing the currency of the facility from US dollars to Euros.  As at December 31, 2002, the Company had used EUR 28.5 million of the total loan facility of EUR 32.995 million.  On March 17, 2003, the facility was transferred to VSIL.  In June 2003, the Group raised EUR 35 million through a placing and open offer.  These funds have been used to reimburse loans (together with the associated interests) outstanding as at June 2003 made by VSIL. In addition, the Company was provided with a new EUR 27.5 million credit facility from VSIL (extended to EUR 34 million on January 29, 2004).  As a result, the indebtedness of the Company as been substantially reduced and the net equity of the Company has been substantially increased.

The Company does not maintain an inventory of spare engines or spare parts because it believes it is more economical to utilize the inventories of others, pursuant to contractual pooling and supply arrangements.  Therefore, no material amounts of capital are used to provide spares support.  Capital expenditure has historically been comprised primarily of pre-delivery deposits to manufacturers for new aircraft, which are refunded to the Company upon re-delivery of the aircraft, as well as minor amounts for computer and reservations equipment.  For the year ended December 31, 2003, capital expenditure for tangible fixed assets totaled EUR 17.5 million compared to EUR 16.7 million for the year ended December 31, 2002.

The Company’s aircraft require annual maintenance inspections (“C-checks”), typically costing $265,000 per aircraft.  These expenses are accrued each month and paid upon completion of the inspection.  Expense provisions for scheduled major engine overhauls, airframe overhauls (“D-checks”), and auxiliary power unit overhauls and landing gear overhauls are accrued based on flight hours flown each month.  Each month, the Company is required to make cash deposits with its aircraft lessors in amounts generally equivalent to these accruals.  Certain of the Company’s aircraft were acquired pursuant to leases wherein the prior lessee had not provided for its portion of the airframe D-check consumed by that prior lessee.  In those cases, the Company has agreed to pay the shortfall, beyond its own provisions and deposits, when such D-checks are performed.  Shortfalls on D-checks are currently accrued up to $1 million based on flight hours flown.

The Company has arranged bank lines of credit totaling EUR 9.9 million from ING Bank (formerly named Banque Bruxelles Lambert).  The credit facility has an unlimited duration and contains certain limited covenants.  As of December 31, 2003, the Company had EUR 5.5 million of its lines of credit to support letters of credit issued in lieu of the Company’s making cash security deposits with various fuel vendors, airport authorities and aircraft lessors.

C.                                    Research and Development, Patents and Licenses, etc.

None

D.                                    Trend Information

We were voted best short haul airline in 2002 and 2003 at the TM Travel Awards.

Over the past three years, the Company has built Belgium’s leading “value for money” airline, with an on time performance exceeding 90%.  The Company intends to continue its growth and to offer an even wider choice of destinations to its business and leisure customers alike.

As part of its strategy to minimize the negative impact of the current economic downturn in the aviation sector (including excess capacity and fare wars) and the revenue gap which followed the termination of the code share agreement with SNBA on March 30, 2003, we have taken a number of actions:

Rationalize Capacity On Relevant Routes

On routes where we had code-share deals with SNBA, we have recalculated capacity needs based on the new market conditions and capacity developments of competitors, including SNBA.  This has resulted into a reduction in capacity on routes like Barcelona, Rome and Madrid.  In the current models and based on 2000-2001 traffic streams we believe that there is sufficient traffic to fill the capacity we are putting into the market.  The aircraft capacity that has been released has been partially taken out of the fleet (reduction from 13 to 11 active units) and deployed on new routes with a lower competitive impact (Brussels-Bordeaux, Brussels – Palma de Majorca and Amsterdam – Rome).

New Partnerships

To partially replace the SNBA revenue we have developed new partnerships on a number of routes.  On the Portuguese routes we have entered into a code share agreement with Air Luxor, giving it enhanced distribution power.  On the Brussels-London route a code share agreement was entered into with VLM Airlines.  This agreement was terminated in March 2004.  The initiative Amsterdam-Rome was a 50% partnership with Airtrade/Budgetair.  The partnership was not renewed in 2004 but the Company will continue to operate the route in its own.  Scandinavian routes are operated under a code share agreement with Malmö Aviation.  As from May 1, 2004 the Copenhagen route is no longer operated by Malmö Aviation but by SNBA under a new code share agreement.

Product Developments

We are constantly striving to improve our competitiveness.  The following initiatives have been taken:

•                                          New fare rules have been introduced allowing more flexibility for passengers and bringing in substantial revenue through change fees;

•                                          Lower leading fares allowing a more competitive communication and making it even more attractive for the passengers;

•                                          New routes making our portfolio even more attractive for travel agents to sell and corporate passengers to commit to using us;

•                                          New communication strategy towards travel agents and consumers allowing us to react swiftly to competitive situations;

•                                          Enhanced e-commerce strategy.

On a constant basis the distribution model of Virgin Express is evaluated and changed according to market developments.  Recently there has been an emphasis towards on-line sales for both consumers and agents.  New versions of the SkyLights module allow sales of more additional products like additional leg space.  In 2004 a new release is foreseen that will allow dynamic packaging and integrated payments of additional products like hotels, car-rental, insurance, parking and lounges.

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

Despite the difficult market environment, the results of the first quarter 2004 are above expectation, producing an unaudited net loss of EUR 8.2 million.  Due to the current number of uncertainties faced by our industry (e.g.: economic downturn, price war, excess of capacity, the effect of the Iraq war, terrorism and SARs), it is very difficult to predict the recovery of the economy or the outcome of such uncertainties for the year 2004.  Nevertheless, the Company will further implement the above-defined actions and will be able to rely on the financial support of its main shareholder VSIL to pursue its strategy.

E.                                      Off-Balance Sheet Arrangements

The Group uses certain derivative financial instruments.  On occasion, it primarily utilizes forward exchange contracts and forward fuel contracts to manage its exposures to foreign currency and commodity price risks.

Foreign currency risk

The majority of the Group’s trading revenue is generated in Euros, and with the exception of aircraft lease rentals and other associated aircraft costs, the group’s cost base has a similar profile.  Aircraft lease and other associated aircraft costs are payable in US dollars.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.  Forward contracts generally have maturities not exceeding 24 months.  As at 31 December 2003 the notional value of forward currency contracts was US$58.2 million (US $41.1 million < 12 months, US$ 16.8 > 12 months and < 24 months) (2002: nominal value US$41.5 million (< 12 months)).

Price risk management

The Group purchases a significant amount of aircraft fuel.  In order to reduce the effect of unexpected fluctuations in the price of fuel, the Group occasionally enters into forward fuel purchase contracts.  Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.  Fuel contracts generally have maturities not exceeding 15 months. As at 31 December 2003 the notional value of fuel contracts was US$4.5 million (2002: US$10.7  million).

For additional information about unrecognized gains and losses on these hedges, see note 30 of the notes to the consolidated financial statements.

Other Off-Balance Sheet Arrangements

The Company has arranged bank lines of credit totaling EUR 9.9 million from ING Bank (formerly named Banque Bruxelles Lambert).  The credit facility has an unlimited duration and contains certain limited covenants.  As of December 31, 2003, the Company had EUR 5.5 million of its lines of credit to support letters of credit issued in lieu of the Company’s making cash security deposits with various fuel vendors, airport authorities and aircraft lessors.

F.                                      Tabular Disclosure of Contractual Obligations

The following table presents a summary of the Company’s obligations and commitments as at December 31, 2003 and the effect these obligations are expected to have on the Company’s cash flow in the future periods as set forth below:

	Payments due by period In ‘000 EUR
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
VSIL Credit Facility (1)	20,144	Nil	20,144	Nil	Nil
Aircraft Lease Commitments	103,078	20,525	28,422	21,203	32,928
Operating Leases on Land and Buildings	792	408	384	Nil	Nil
Total payments due	124,014	20,933	48,950	21,203	32,928

(1)                                  Repayable upon demand of VSIL, but in any event not before January 1, 2005.

G.                                    Critical Accounting Policies

Our accounting policies are described in Note 1 to Notes to the Consolidated Financial Statements in Item 8 of this Annual Report.  We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Actual results could differ from those estimates.  We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Aircraft Maintenance Costs

Maintenance expense includes accrued maintenance reserves paid pursuant to aircraft leases for scheduled maintenance and overhauls, together with the cost of other scheduled and unscheduled maintenance.  It also includes cost associated with normal line maintenance and costs for spare parts, as well as cost for technical staff.

Management believes that a detailed description of the Company’s aircraft maintenance costs may be important to the portrayal of the Company’s financial condition and results.  The following description involves management’s judgments and estimates about the effect of matters that are inherently uncertain.

The Company prepays amounts called prepaid reserves to the lessor on heavy duty maintenance checks, which are based on a pre-defined life cycle of utilization.  However, a number of conditions could have an adverse impact on these estimated life cycles, and thus could create a shortfall in the prepaid reserves.  Such shortfalls are accrued for on the following basis:

C-checks.  Provision is made for C-checks on a flying hours basis, based on estimated hours to the next C-check assessed on an individual aircraft basis.  The average cost estimate of US$265,000 is consistent with prior year.  During 2002, the company reverted to its previous maintenance supplier Sabena Technics, having no significant impact on the operating costs.  The contract has been extended in June 2004 for a period of 3 years.  While most lease agreements require a C-check immediately prior to return, no separate provision is made for such a return C-check as management considers the normal C-check provision, calculated on a flying hours basis, to be adequate to cover such costs.  It is normal practice to schedule ‘C-checks’ to coincide with return whenever possible.

D-Checks.  The cost of a ‘D-check’ is calculated on a flying hours basis, using a cycle of 23,000 hours and a cost estimate of US$1 million (consistent with the past two years).  Provision is made only to the extent there is a shortfall expected to arise against the monthly reserve payments made to the lessors.  Where there is no ‘D check’

return requirement, no provision is made if it is anticipated that the aircraft will be returned prior to the end of the lease.

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

Under US GAAP, in 2002, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” became effective and as a result, we ceased to amortize EUR 51 million of goodwill as of January 1, 2002.  We had recorded approximately EUR 14 million of accumulated amortization as of December 2001.  In lieu of amortization, we are required to perform an initial impairment review of our goodwill on the adoption of SFAS No 142 on January 1, 2002 and at our annual review date of December 31.  As a result of this initial goodwill impairment review and the annual impairment review, no indication of goodwill impairment was identified at January 1, 2002, December 31, 2002 or at December 31, 2003.

Return To Lessor Costs

The full amount of potential return to lessor costs are recognized on a straight-line basis over the remaining lease term or until there is a change in circumstances such that the payments are no longer considered more likely than not.  The likelihood of payment being made is based on the current status of relevant aircraft, the remaining period of the lease, any communication received from the relevant lessor and advice received from our internal legal counsel or our outside lawyers.

Provision for Bad and Doubtful Debts

A provision is made when, after detailed analysis has been performed by the Company, it appears that a customer’s ability to pay his debt is uncertain or there are other circumstances which indicate that the Company will not be able to collect the full amount due.  This analysis is based on the financial situation of the customer, the contacts between the customer and the credit department and advice received from our legal counsel or our lawyers.

Recognition of deferred taxes

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.  Deferred tax is provided for in full for timing differences, except as otherwise required by FRS 19.  Deferred tax assets are only recognized to the extent that the likelihood of realization is more likely than not.

H.                                    New Accounting Standards

The following accounting standards will impact our future consolidated financial statements when adopted as set out below.

US GAAP

SFAS No.150.  On May 15, 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer.  The Statement is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company has no financial instrument with such characteristics in 2003

FIN 46R –Consolidation of Variable Interest Entities.  In December 2003, the FASB issued FASB Interpretation No. 46, Revised “Consolidation of Variable Interest Entities” (FIN 46R).  This interpretation addresses the consolidation of variable interest entities (VIEs), which include entities that have one or more of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (ii) the equity investors lack the essential characteristics of a controlling financial interest (as defined by FIN 46R); and (iii) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.  In addition, FIN 46R provides for certain scope exceptions to its application.  Adoption of FIN 46R is mandatory for enterprises with VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after December 15, 2003.  Application for all other types of entities is required in financial statements for periods ending after March 15, 2004.  The Company is currently evaluating the impact on its financial position and results of operations.

I.                                         Related Party Transactions

The main related party transactions are with affiliates of VGIL, which is the ultimate holding company of the Company’s principal shareholder.  Details about these transactions are set forth in Item 7B.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The Directors of the Company as of December 31, 2003 were:

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

Mr. Neil Burrows is a seasoned aviation professional and has held a number of senior management positions in the European airline industry over the past 15 years.  He has 35 years experience as a professional pilot during which time he spent five years as a safety regulator.  He was a founding director of the successful UK charter airline Air 2000.  Joining VE Belgium as Director of Flight Operations in January 2000, he was appointed Managing Director of VE Belgium and a board member of the Company later that year.

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

Mr. Stephen Murphy served as a Director from 8th March 1999 to 11th July 2000 and was re-appointed in April 2002.  From April 1994 to May 2000 he was Virgin Group Finance Director, re-joining Virgin in November 2001 as Executive Director – Transportation, overseeing Virgin Group’s transportation interests.  Mr. Murphy is a director of Virgin Atlantic Limited, Virgin Blue Airlines Pty. Ltd and is Co-Chairman of Virgin Rail Group Holdings Limited and holds a number of other directorships in Virgin.  He previously held senior finance positions in Mars, Unilever and The Quaker Oats Company.

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

The Executive Officers Of The Company As Of December 31, 2003 Were:

Name	Position	Position held since	Term of office remaining

Neil Burrows	Managing Director	Nov. 8, 2000	Indefinite	(*)
Allan Blake	Director-Flight Operations	Jan. 1, 2001	Indefinite	(*)
Caroline Suy	Legal Counsel	Jun. 17, 2002	Indefinite	(*)
Sang-Chul Mathot	Chief Financial Officer	Jan. 21, 2002	Indefinite	(*)
Lode Ketele	Director-Technical	Jan. 4, 2000	Indefinite	(*)
Eric Nys	Head of In-flight Services	Jan. 4, 2001	Indefinite
Yves Panneels	Corporate Communication Manager	Feb. 1, 2000	Indefinite
Paul Sies	Commercial Director	Apr. 1, 2000	Indefinite	(*)
Moniek Vanoppen	Head of Human Resources	Jun. 16, 2003	Indefinite
Mike Whelan	Head of Information Technology	Apr. 1, 2001	Indefinite

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

Mr. Allan Blake, replaced Mr. Neil Burrows as Director Flight Operations, after Mr. Burrows was appointed Managing Director of the Company as a replacement for Mr. Osborne.  Captain Allan Blake has worked in civil aviation for over thirty years, including thirteen years in airline management.  He held the post of A320 Fleet Manager with Air 2000 one of the UK’s leading charter airlines.  When he left Air 2000 in 1995, he was appointed as B767 Training Manager by Ansett/Alitalia where he was responsible for the training task associated with introducing a fleet of six B767 into ETOPS service with Alitalia.  More recently, he held the position of Director of Training with GE Capital Aviation Training.  As Director of Training he was the postholder responsible for all TRTO training and was part of the team responsible for negotiating the training contract for the new Embraer 170/190.  Captain Blake joined Virgin Express in January 2001.

Ms. Caroline Suy was appointed Legal Counsel as of June 17, 2002.  Ms. Suy has been a lawyer at the Brussels bar for more than four years, working previously for Linklaiters & De Bandt.  She is a graduate of the University of Leuven.  She also obtained a Diploma in European Studies at the John Hopkins University in Bologna (1997) and an additional degree in Company Law at the University of Brussels (KUB-1999).

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

Mr. Eric Nys started his career at EBA in 1994 in the Customer Service.  In 1998. he became responsible for the Crewing Department and was appointed as Head of In-flight services in January 2001.

Mr. Yves Panneels has a degree in Political Sciences obtained at the University of Leuven (KUL) in 1989.  He is also holder of a degree in Eastern European Studies, and studied European Law at the University of Urbino (Italy).  After he fulfilled his military service, for which he spent an amount of time in Croatia within the framework of a UN-operation, Yves Panneels was spokesman for Sabena from 1993 until 1996.  During the first year that Distrigas was quoted on the Brussels stock exchange, he had a similar function at this gas distributing company.  Since 1997, Yves Panneels has been chief of staff of Camille Paulus, Governor of the Province of Antwerp.  On February 1, 2000, he left the Governor’s Office to start as Communication and Public Relations Manager of Virgin Express, where he is responsible for the communication policy and the Public Relations of the airline.

Mr. Paul Sies, former Head of Sales & Marketing, was promoted to Commercial Director in April 2001.  He is responsible for sales, marketing, forward planning, network development and schedules. Paul Sies joined the company after having worked in the regional aviation industry for 10 years.  His latest project before joining was implementing a British Airways franchise in the Dutch regional airline BASE. Before this he has been involved in several start ups of regional airlines in The Netherlands and the UK.  In 1997 he completed a Masters in change management and marketing.

Ms. Moniek Vanoppen is a graduate in Psychology of the University of Brussels and has Postgraduate degrees in Human Resources Management and in Operational Management in the Services Sector.  During ten years she gained experience as adviser in the Ministry of National Education and in the National Office of Employment.  From 1988 to 1991 she served as Industrial Psychologist and then as National Deputy Manager Operations of Group 4 Securitas.  From 1992 to 2003, she served several companies as Human Resources Director.  In June 2003, Ms. Vanoppen joined Virgin Express as Head of Human Resources.

Mr. Michael Whelan joined VE Ireland as Information Technology Manager, after he served as LAN Administrator and Technical Support Engineer at Analog Devices Inc.  Before joining VE Ireland, he worked with other companies in the Information Technology field, one of which gave him the opportunity to work abroad in Kazakhstan subcontracting with a company of Chevron to provide Information Technology Support Services.  He joined Virgin Express bringing with him a broad range of skills in information technology and management.  In view of the discontinuation of VE Ireland, he has accepted the position of Head of Information Technology for VE Belgium.

B.                                    Compensation

Compensation

For the year ended December 31, 2003, the total amount of compensation paid to all members of the board of directors and executive officers of Virgin Express Holdings and Virgin Express was approximately EUR 1.4 million (2002: EUR 1.6 million).  No compensation was paid to non-executive directors of Virgin Express during this period.

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

Stock Option Plans

The Company has adopted formal stock option plans (the “Executive Stock Option Plans”) for certain officers and directors of the Company.  The options vest and become exercisable over a period of approximately five years.  The related exercise price was based on the estimated market value of the shares at grant date.  Accordingly, no compensation cost has been recorded in the accompanying consolidated financial statements.

At December 31, 2003, the exercise price and weighted-average remaining contractual life of the outstanding options were as follows:

Exercise Price in ($)	Number of Options Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life (Years)

3.15	3,333	7.59
3.5625	203,004	7.14
4.125	30,000	6.17
4.5	20,000	6.17
4.85	10,000	8.48
5.67	141,333	6.32
6.06	18.250	8.06
	425,920

Employee Stock Award Plan

Concurrent with the Company’s initial public offering, trustees of a trust established for the benefit of employees of the Company have subscribed 95,000 ordinary shares at par (BEF10 centimes per share), representing approximately 2% of the issued share capital of the Company at the time of the IPO.  The trustees award ordinary shares at no cost to employees, based on criteria established by the Company’s Board of Directors.  As of December 31, 2003, 80,313 shares had been allocated.  Generally, employees are allowed to sell these shares at specified dates subject to their continued employment with the Company.  All shares from the 1997 and 1998 awards were vested by the end of the year 2000.  Concurrently, no compensation relating thereto was written to the profit and loss accounts in the year 2003.

C.                                    Board Practices

As a general principle, all executive officers are members of the management team.  Every two weeks a management meeting is held at the Brussels Office.  The management meetings are presided over by Mr.  Burrows.

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

Audit Committee And Remuneration Committee

The Audit Committee members are Mark Poole (Chairman), Stephen Murphy and Luc Bertrand.

This committee, which meets at least twice a year, has responsibility for, among other things, planning and reviewing the Company’s annual and other reports and accounts and the involvement of the Company’s auditors in that process, focusing particularly on compliance with legal requirements and accounting standards.

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

D.                                    Employees

Number of Employees

As of December 31, 2001, 2002 and 2003 the Company had 820, 873 and 860 employees, respectively.  The table below sets forth the number of employees by function segment as of December 31, 2003.

Function	Employees	% of Total
Flight crew	130	15%
Cabin crew	264	31%
Reservations, sales, administrative staff	466	54%

Relationship Between Management And Labor Union

VE Belgium has established a workers’ council, as required by Belgian law, composed of representatives of VE Belgium employees and management.  The workers’ council has an advisory function, is entitled to obtain certain corporate, financial, commercial and personnel information, and is involved in cases of “collective dismissal” procedures.  Although no VE Belgium employees are represented by company-specific collective bargaining units, every industry in Belgium has, by law, its own joint labor committee in which employee and employer representatives on a national level negotiate certain terms and conditions of employment and generally set minimum thresholds in four principal areas:  (i) early retirement, (ii) work hours, (iii) minimum wage and (iv) compensation.  The collective bargaining agreements concluded by the joint labor committee applicable to VE Belgium’s industry sector apply to VE Belgium and its employees.

E.                                      Share Ownership

The interests of the Directors in the ordinary share capital of the Company (all of which are beneficial other than where stated) and which:

(i)                                     have been notified by each Director of the Company pursuant to section 324 or section 328 of the UK Companies Act 1985, as amended;

(ii)                                  are required pursuant to section 325 of the Act to be entered in the register referred to therein; or

(iii)                               are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under paragraph (i) or (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as of the last practicable date before the filing of this annual report as follows for the Directors:

Current Beneficial Interests	Percentage of Existing Issued Share Capital

1,416 Ordinary Shares (in IDR form)	0.00354%

469 Ordinary Shares (in ADR form)	0.00117%

The Company has adopted formal stock option plans (the “Executive Stock Option Plans”) for certain officers and directors of the Company.  The options vest and become exercisable over a period of up to approximately nine years.  The related exercise price was based on the estimated fair value of the shares at grant date.  Accordingly, no compensation cost has been recorded in the accompanying consolidated financial statements.

At 31 December 2003, the outstanding options for ADSs were as follows:

	At 31 December 2003	At beginning of year or date of appointment

LJ Bertrand	8,999	8,999
DA Hoare	149,667	149,667
N Burrows	99,667	99,667
M Poole	3,333	3,333

The above options are held under the Executive Stock Option Plans and are exercisable between February 2000 and April 2012 at prices ranging from $3.15 to $5.67.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Our capital stock is composed of ordinary shares, nominal value EUR 0.01 each.  Currently, there are 39,950,625 outstanding ordinary shares.

At 31 December 2003, beneficial owners of our voting stock are as follows:

Shareholder	Number of Ordinary Shares	Percent of Class
Virgin Sky Investments Ltd	35,413,352	88.64%
Public Shareholders	4,537,273	11.36%

Our major shareholders has the same voting rights as all of our other holders of ordinary shares.

B.                                    Related Party Transactions

At December 31, 2003, the Company’s ultimate parent company was Virgin Group Investments Limited (“VGIL”), whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL.  The principal beneficiaries of those trusts are RCN Branson and his immediate family.  The shareholders of VGIL have interests directly or indirectly in certain other companies which are considered to give rise to related party disclosures under Financial Reporting Standard No. 8.

In September 2000, the Company was provided with a US$25 million credit facility from Barfair Limited. A further facility of US$7.5 million was provided in March 2001.  During 2002 the loan was converted into a subordinated loan denominated in Euros and in March 2003 the loan was transferred to Virgin Sky Investments Limited.  In June 2003, the Group raised EUR35 million through a placing and open offer. These funds have been used to reimburse loans (together with the associated interests) outstanding as at June 2003 made by VSIL.  In addition, the company was provided with a new EUR 27.5 million credit facility from VSIL.  The amount drawn down at December 31, 2003 was EUR 20.1 million (2002: EUR 28.4 million) and EUR 0.2 million (2002: EUR 4.1 million)  for accrued interest.

During the year the Company has subleased one aircraft to Virgin Australia Pty Limited for an amount of EUR 0.4 million (2002:  four aircraft for an amount of EUR 4.7 million).  At December 31, 2003, a balance of EUR 245,000 (2001:  EUR 323,000) is due from Virgin Australia Pty Limited in respect of monies advanced, and invoiced aircraft maintenance reserves.  The aircraft returned to VE Belgium in February 2003.

With effect from January 1, 1997, the Company has entered into a 30-year agreement with Virgin Atlantic Airways Limited, Virgin Enterprise Limited and certain other parties for the exclusive use of the Virgin Express name and Virgin signature logo for scheduled services in the EEA and Switzerland (subject to certain exceptions).  In addition it has the non-exclusive use of the name and signature logo for charter services.  Royalties for the license are payable based on applicable revenue, arising from certain scheduled operations.  The royalty charge for the year to December 31, 2003 was EUR 913,000.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

Please see Item 18 - “Financial Statements” and “List to Financial Statements.”

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

Sabena

Sabena (in bankruptcy), Sabena Technics, SSES (now Snecma Services Brussels SSB), Sabena Interservice Center (in bankruptcy) and Virgin Express are involved in legal proceedings following the demise of Sabena in 2001.

Virgin Express has filed a declaration of debt in the bankruptcy of Sabena to claim back outstanding amounts due by Sabena to Virgin Express for the pre-bankruptcy period as well as an indemnity for early termination of the wet lease contracts following bankruptcy (approximately EUR 269 million). As the latter is contingent, no amount has been recognized in this regard in the financial statements. Sabena’s receivers have partially contested these claims and in addition introduced on behalf of the Sabena bankrupt estate a punctuality claim (approximately US$7 million) and a fraud claim (approximately EUR 102 million) against Virgin Express.

Management considers those claims to be without merit for the following reasons:

•                                          Punctuality claim: the punctuality performance was the responsibility of the ground handling contractors, Sabena Technics and Sabena Ground Handling.

•                                          Fraud claim: the claim is mainly based on the assumption that the persons of Sabena’s management who have signed the contracts would not have validly represented Sabena. This is very disputable under Belgian company law, in particular when such argument is raised six years after the conclusion of the contracts that are now in dispute and which appear to have been executed in good faith and without serious incidents.

Accordingly no provision has been made in this regard in the financial statements.

Sabena Technics and SSES/SSB on the other hand, have summoned Virgin Express to pay outstanding invoices relating to the pre-Sabena bankruptcy period. Virgin Express argues that these claims should be treated together with the Virgin Express claim in the Sabena bankruptcy.  In accordance with the general offset system consistently applied between the companies of the former Sabena Group and Virgin Express before the Sabena bankruptcy, the amounts due to Sabena Technics and SSES/SSB should be offset against the amounts owed by Sabena to Virgin Express.  The offset resulting in a positive balance in favor of Virgin Express, Virgin Express would not owe anything to Sabena Technics and SSES/SSB.

Virgin Express has requested the Commercial Court to join the different proceedings described above to treat them as one case.  This has been accepted by the court in December 2003.

The court proceedings between VE Belgium on the one hand and Sabena in bankruptcy, Sabena Technics, Snecma and SIC on the other hand, is expected to be terminated shortly.

Contract Pilots

Certain airlines in Belgium, including VE Belgium, are currently the subject of a review by the Belgian authorities under the responsibility of an Investigating Judge, with regard to the applicability of Belgian labour and social security regulations to certain pilots who are hired under independent contractor arrangements.

On February 21, 2000, the former Managing Director of VE Belgium received a notice from the Investigating Judge pursuant to this review, which, after eventual completion of the investigation, may result in the individuals being summoned to appear before an Investigating Court with regard to the issues under investigation.  Since January 1, 2003, similar notices have been received by the former Director of Operations and Human Resources Director of VE Belgium.

In light of the above, VE Belgium has made certain a provision for potential social security contributions and personal income taxes which may eventually be found to be due and owing.  The risk is re-assessed on a continuous basis and may require future modification to the provisions.  At the date of this Prospectus, no claims have been made for any such contributions or taxes.  Moreover, VE Belgium intends to defend its position vigorously.  VE Belgium is of the view that it is presently in compliance with all currently applicable Belgian labour Laws.

Eurocontrol Charges

Prior to the bankruptcy of Sabena and City Bird, VE Belgium operated several of its aircraft under wet lease agreements with Sabena and City Bird, respectively.  Under these agreements, VE Belgium was the lessor and Sabena and City Bird were the respective lessees.  The agreements provided that the lessee was responsible for all Eurocontrol charges.  Air navigation charges incurred in operating flights were charged by Eurocontrol to Sabena and City Bird, respectively, as the flights were operated under their flight numbers.  Several of these Eurocontrol charges due by Sabena and City Bird have not been paid by Sabena and City Bird.  VE Belgium is not liable to Eurocontrol for these outstanding amounts.

The unpaid charges of Sabena and City Bird, although not incurred by VE Belgium, may result in Eurocontrol seeking to detain the relevant aircraft in the United Kingdom pursuant to a specific UK legislation (Civil Aviation Regulations 2001).  The Directors have considered that it is appropriate to make a return to lessor provision in the Company’s accounts, spread over the period up to the redelivery dates of the aircraft concerned, to cover the risk of detention, as long as the relevant aircraft continue to be operated by VE Belgium (as VE Belgium no longer flies to the United Kingdom).

The total amount of outstanding Eurocontrol charges due by Sabena and City Bird under the agreements amounts to EUR 1,516,097.  This is spread over several aircraft, which should normally be redelivered to the lessors between 2004 and 2012.

Dividend Policy

Since the acquisition, the Company has not paid any dividends on its capital stock.  The Company currently intends to retain future earnings, if any, to fund its operations and the development and growth of its business.  Moreover, under English law, the Company’s accumulated realized profits must exceed its accumulated realized losses before dividends can be paid (and then, only to the extent of such excess).

There are currently no government laws, decrees or regulations in the UK that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the Company’s Shares, ADSs or IDSs.

We do not expect to pay dividends for the foreseeable future.

B.                                    Significant Changes

Not applicable

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

Price Information

Prior to the initial public offering of the Company’s ordinary shares on November 13, 1997, there was no public market for the Company’s ordinary shares, ADSs or IDSs.  The ADSs are quoted on the OTC Bulletin Board and the IDSs are listed on Euronext Stock Market.

International Depositary Shares

The Company’s ordinary share, nominal value 0.01 Eurocent each, are traded outside the United States in the form of International Depositary Shares, or IDSs, each representing the right to receive one ordinary share.  IDSs are evidenced by International Depositary Receipts, or IDRs, issued under a deposit agreement with Sogès-Fiducem, Brussels office, as depositary, and issued and delivered through its principal offices in Brussels at 24 Avenue Marnix, B-1000, Brussels, Belgium.  JP Morgan Chase Bank acts as a custodian for Sogès-Fiducem in relation to Ordinary Shares, represented by IDSs (evidenced by IDRs).

American Depositary Shares

Our ordinary share, nominal value 0.01 Eurocent each, are traded in the United States in the form of American Depositary Shares, or ADSs, each representing the right to receive one ordinary share (see the footnote on the cover page of this document).  ADSs are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement, as amended, with JPMorgan Chase Bank of New York, as depositary, and issued and delivered through its principal offices in New York at 60 Wall Street, 36th floor, New York, New York.

The following table sets forth the reported high and low market quotations for the Company’s ADSs and IDSs on the OTC Bulletin Board and Euronext Stock Market from November 13, 1999 through December 31, 2003:

	ADSs traded on the OTC Bulletin Board System(**)		IDSs traded on the Brussels Stock exchange		Average Number of ADSs Traded per Day
	High	Low	High	Low
1999	$12.75	$4.125	EUR 32.00	EUR 17.90	29,646
2000	$5.13	$1.00	EUR 15.00	EUR 4.20	19,631
2001	$2.71	$0.38	EUR 7.95	EUR 1.90	21,601
2002	$6.72	$1.30	EUR 5.90	EUR 2.47	4,012
2003	$3.00	$1.10	EUR 3.10	EUR 1.30	1,447

1999:
First Quarter	$12.75	$7.00	EUR 32.00	EUR 18.30	45,500
Second Quarter	$10.75	$8.375	EUR 28.90	EUR 25.40	26,333
Third Quarter	$10.00	$6.3125	EUR 28.00	EUR 19.00	20,867
Fourth Quarter	$6.94	$4.13	EUR 21.00	EUR 13.60	28,200

2000:
First Quarter	$5.125	$3.125	EUR 15.00	EUR 12.11	17,333
Second Quarter	$4.4375	$3.3125	EUR 13.30	EUR 11.65	30,300
Third Quarter	$3.75	$1.125	EUR 11.93	EUR 6.00	19,100
Fourth Quarter	$1.80	$1.00	EUR 6.34	EUR 4.20	15,300

2001:
First Quarter	$1.38	$0.94	EUR 4.45	EUR 3.51	8,660
Second Quarter	$1.25	$0.94	EUR 4.27	EUR 3.50	6,565
Third Quarter	$1.30	$1.07	EUR 4.25	EUR 2.73	7,256
Fourth Quarter	$2.71	$0.47	EUR 7.95	EUR 1.90	62,164

2002:
First Quarter	$6.72	$4.05	EUR 7.44	EUR 4.90	7,372
Second Quarter	$5.82	$4.20	EUR 5.99	EUR 4.70	4,397
Third Quarter	$5.50	$2.25	EUR 4.71	EUR 3.00	1,557
Fourth Quarter	$3.75	$1.30	EUR 3.42	EUR 2.47	1,049

2003:
First Quarter	$2.50	$1.20	EUR 3.10	EUR 1.79	1,042
Second Quarter	$3.00	$1.10	EUR 3.00	EUR 1.49	1,740
Third Quarter	$2.10	$1.50	EUR 1.69	EUR 1.30	1,209
Fourth Quarter	$2.00	$1.10	EUR 1.52	EUR 1.35	1,769

Period for the most recent six months
Month Ended December 2003	$1.90	$1.75	EUR 1.48	EUR 1.35	2,447
Month Ended January 2004	$1.90	$1.60	EUR 1.44	EUR 1.35	1,368
Month Ended February 2004	$1.80	$1.20	EUR 1.44	EUR 1.35	3,126
Month Ended March 2004	$1.80	$1.60	EUR 1.50	EUR 1.30	1,605
Month Ended April 2004	$1.70	$1.25	EUR 1.37	EUR 1.25	457
Month Ended May 2004	$1.60	$1.20	EUR 1.45	EUR 1.28	1,892

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

B.                                    Plan of Distribution

Not applicable

C.                                    Markets

Trading on the OTC Bulletin Board

Since November 13, 1997 and until May 27, 2002, each ADS represented one third of one ordinary share, and until June 28, 2002 the ADSs were quoted on the NASDAQ National Market and traded under the symbol “VIRGY”.

On May 28, 2002, a Registration Statement Amendment on Form F-6 was filed and became effective, changing the ADS to ordinary share exchange ratio to one ADR representing one ordinary share.

On June 28, 2002, the Company’s ADSs ceased to be quoted on the Nasdaq Stock Market and began to be quoted on the OTC Bulletin Board.

Trading on EURONEXT

IDSs representing one ordinary share are listed on the Euronext Stock Market and is traded under the symbol “VIRE”.

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

ITEM 10.  ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable

B.                                    Memorandum and Articles of Association

For current copies of the Memorandum and Articles of Association of the Company and of VE Belgium, see Exibits 1.1 and 1.2 of this report.

C.                                    Material Contracts

Details about our material contracts are set forth in Item 4.B above.

D.                                    Exchange Controls

There are currently no government laws, decrees or regulations in the UK that restrict the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to non-resident holders of the Company’s ordinary shares.

E.                                      Taxation

The following sets forth certain material UK and U.S. tax consequences generally applicable to ownership by a beneficial owner of ordinary shares, ADSs or IDSs (“our securities”) that (i) is a citizen or resident in the United States, or that otherwise will be subject to U.S. Federal income tax on a net income basis in respect of our securities; (ii) is not resident in the United Kingdom for the purpose of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the “Convention”); and (iii) owns our securities as capital assets (a “US Holder”).

UK Taxation

Taxation Of Dividends

The Company did not pay any dividends in 2003 and does not expect to pay dividends for the foreseeable future.

Taxation Of Capital Gains

Under UK law, US Holders will not be liable for UK tax on capital gains realized on the disposal of our securities unless our securities are or have been used, acquired or held in connection with a trade, profession or vocation carried on by the US holder in the United Kingdom through a UK branch or agency.

UK Estate And Gift Tax

UK Inheritance Tax (“IHT”) is a tax levied at death on the value of an individual’s estate at death plus the value of any transfers of value (including gifts) made within seven years of death.  It may also apply to certain lifetime transfers or to property comprised in a trust or settlement.  An individual who is domiciled in the U.S. need only be concerned about liability for IHT to the extent that he is or is deemed to be also domiciled in the UK (or was so domiciled in the UK at the time he created any trust or settlement) or otherwise to the limited extent of his UK assets.  Under the Convention relating to estate and gift taxes, our securities held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable U.S. tax is paid, be subject to IHT on the individual’s death or on certain transfers of our securities within seven years of his death, unless the ordinary shares, ADSs or IDSs, as the case may be, form part of the business property of a permanent establishment of the holder in the United Kingdom or relate to a fixed base in the United Kingdom of an individual for the performance of independent personal services.  In the exceptional case where the ordinary shares, ADSs or IDSs are subject both to IHT and to US Federal gift or estate tax, the Convention relating to estate and gift taxes generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States.  Further advice should be sought, however, in the case of property held in trust.

UK Stamp Duty And Stamp Duty Reserve Tax

No UK stamp duty will be payable on the transfer of an ADS or IDS so long as the instrument of transfer and/or written agreement to transfer is not executed in, and remains at all times outside of, the United Kingdom.  If this is not the case, the transfer of an ADS or IDS could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty, normally at the rate of 0.5 per cent (rounded up, if necessary, to the nearest multiple of 5 Pounds Sterling) of the amount or value of the consideration paid, as would any transfer of the ordinary shares represented by an ADS or IDS.  An agreement to transfer an ADS or IDS will not give rise to a UK stamp duty reserve tax (“SDRT”) liability.  However, an agreement to transfer the ordinary shares represented by an ADS or an IDS could, depending on the circumstances of the transfer, give rise to a charge to SDRT at the rate of 0.5 per cent of the consideration.

The liability to pay stamp duty or SDRT must generally be satisfied by the purchaser or transferee of the ADS or IDS.  However, where an instrument of transfer is executed pursuant to an agreement which transfers the share represented by and ADS or IDS and is duly stamped before the expiry of a period of six years beginning with the date of the agreement a claim can be made to cancel or obtain a repayment of the SDRT liability.

This statement is intended as a general guide only, based on current law and practice.  Certain categories of person are not liable for SDRT and others may be liable at a higher rates or may, although not primarily liable for SDRT, be required to notify the UK Inland Revenue and account for it under the stamp duty reserve tax regulations 1986.

U.S. Federal Income Taxation

General

The following is a description of the principal U.S. Federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our ordinary shares, ADSs or IDSs (“our securities”).  This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our securities pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will our hold our securities, as part of a “hedging” or “conversion” transaction, a position in a “straddle” or in another integrated transaction for U.S. Federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, partnerships or other entities taxable as partnerships for U.S. Federal income tax purposes, holders subject to the alternative minimum tax, individual holders subject to the tax on expatriates or holders that own (or are deemed to own) 10 percent or more (by voting power or value) of our shares. This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our securities.  Moreover, this description does not address the consequences of any U.S. Federal tax other than income tax, including but not limited to the U.S. Federal estate and gift taxes.

This description is based solely on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.  All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The United States Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for UK taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds our securities, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds our securities.

Ownership of ADSs/IDSs in General

For U.S. Federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our shares represented by such ADSs/IDSs.

Distributions

If you are a US Holder, the gross amount of any distribution made to you of cash or property (other than certain distributions, if any, of our securities distributed pro rata to all our shareholders, including holders of ADSs/IDSs) with respect to our securities, before reduction of any UK taxes withheld thereon, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles.  Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders.  To the extent, if any, that the amount of any distribution by the Company exceeds our current and accumulated earnings and profits as determined under U.S. Federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our securities and thereafter as capital gain.  We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles.

Under recently-enacted tax legislation, eligible dividends received by a non-corporate US Holder in tax years beginning on or before December 31, 2008, in respect of our securities will be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the US Holder holds our securities, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Any dividend paid in UK pounds sterling (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the pound sterling (or, if not pound sterling then currency in which the dividend was paid) on the date of receipt. Any gain or loss realized by a US Holder that subsequently sells or otherwise disposes of pound sterling (or, any currency other than U.S. dollars) will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends received by a holder with respect to our securities will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and complex limitations on foreign tax credits generally, any UK tax withheld on dividends may be deducted from taxable income or credited against the holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income” or, in the case of certain US Holders, “financial services income.” US Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a not a US Holder of our securities, you generally will not be subject to U.S. Federal income or withholding tax on any dividends received by you on our securities, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Our Securities

If you are a US Holder, you generally will recognize gain or loss on the sale or exchange of our securities equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in our securities. Such gain or loss will be capital gain or loss. If you are a non-corporate US Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. Federal income tax rate applicable to ordinary income if your holding period for such ordinary shares, ADSs or IDSs exceeds one year. Gain or loss, if any, recognized by a US Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a not a US Holder of our securities, you generally will not be subject to U.S. Federal income or withholding tax on any gain realized on the sale or exchange of our securities unless (i) such gain is effectively connected with your conduct of a trade or business in the United States; or (ii) in the case of any gain realized by an individual non-US Holder, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of our securities made within the United States to a holder of our securities (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, our securities within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number and other information or otherwise fails to comply with such backup withholding tax requirements. The current backup withholding tax rate is 28%.

In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

Amounts withheld as backup withholding are allowable as a credit against the holder’s Federal income tax upon furnishing certain required information to the U.S. Internal Revenue Service.

F.                                      Dividends and Paying Agents

Not applicable

G.                                    Statements by Experts

Not applicable

H.                                    Documents on Display

This report and other information filed or to be filed by Virgin Express Holdings can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C.  20549, at prescribed rates.

We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuer, and accordingly, we file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the US Securities and Exchange Commission.  These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the US Securities and Exchange Commission as described above.  As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.

The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Form 20-F may be inspected at the corporate offices of Virgin Express Holdings which are located at 120 Campden Hill Road, London, W8 7AR England.

Our website is located at http://www.virgin-exp.com.  The information on our website is not part of this Annual Report.

I.                                         Subsidiary Information

Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company had market sensitive instruments related to aircraft fuel prices as of December 31, 2003.

As is common with all airlines, the Company is inherently dependent upon the supply of aircraft fuel to maintain its operations and is impacted by changes in aircraft fuel prices.  Aircraft fuel consumed in 2003 represented approximately 12.6% of the Company’s operating expenses (2002: 11%).  In order to reduce the effect of unexpected fluctuations in the price of aircraft fuel, the Company, on occasion, enters into forward fuel purchase contracts.  As of December 31, 2003, the Company has entered into certain forward purchase contracts to hedge future anticipated fuel purchases.  Approximately 5% of the Company’s estimated fuel needs are hedged for the year 2004.

On January 1, 1999, phase 3A of the Economic and Monetary Union between eleven European participating member states (including Belgium and Ireland) commenced, effectively fixing the national currencies of these participating member states, including the BEF and IEP, to the Euro.  The Company’s revenues are generated primarily in Euro, with lesser amounts in other European currencies not linked to the Euro and approximately 40% of the Company’s expenses (principally aircraft lease payments, maintenance required under the leases, fuel and insurance) are denominated in US dollars.  Overall, the Company has a shortfall in US dollars and accordingly, the Company’s overall cost structure is affected by changes in the Euro/US dollar exchange rate.

In order to manage this exposure the Company, on occasion, enters into forward US dollar purchase contracts.  As of December 31, 2003, the Company has entered into certain forward purchase contracts to hedge future anticipated US dollar purchases.  Approximately 67% of the Company’s estimated US dollar needs are hedged for the year 2004.

Further details and market values as at December 31, 2003 are disclosed in the following table (see also note 30 of the notes to the consolidated financial statements of the Company):

EUR	2004	2005	Total	Fair value*
Forward Exchange Agreements (Receive US dollar/pay EUR)
Contract amount (USD)	41,400,000	16,800,000	58,200,000	(4,316,000)
Average contractual exchange rate	1.127	1.200

Forward Fuel Agreements
Swap (Buy fuel/pay USD)
Contract amount (USD)	1, 483,500	—	1,483,500	335,273
Average contractual fuel price (USD/Metric ton)	247.25	—

Put swaption (Sell fuel/receive USD)
Contract amount (USD)	1,500,000	1,500,000	3,000,000	(91,571)
Average contractual fuel price (USD/Metric ton)	250.00	250.00
				243,702

* Fair value = marked to market value at December 31,2003

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

Our Executive Chairman, our Managing Director and our Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) of the Group as of December 31, 2003.  Based on such evaluation, the conclusion of such officers is that, as of such date, such controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this annual report was being prepared, other than the problem, corrections and adjustments as described in note 4 of the notes to the consolidated financial statements of the Company.

There were no significant changes in the Group’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting subsequent to the date as of which such officers completed their evaluation, nor were there any significant deficiencies or material weakness in the Group’s internal controls requiring corrective actions, other than the problem, corrections and adjustments as described in note 4 of the notes to the consolidated financial statements of the Company.

As a result of such evaluation, the Group recently improved its reservation system, strengthened its finance team, documentation and reconciliation procedures, and reviewed and reinforced its control environment.  The assignment and coordination of the responsibilities and tasks within the finance department have been adapted to reflect these improvements.

Concerning the officer certifications attached as Exhibits 12.2 and 13, we faced an unusual and unexpected situation this year.  In May 2004, Sang-Chul Mathot, the Company’s Chief Financial Officer was stricken suddenly by a serious illness that has prevented him from performing his normal duties during the past several weeks, such as finalizing the updates to this annual report and signing the certifications in Exhibits 12.2 and 13.  It is hoped, and interim plans have been made on the assumption, that Mr. Mathot will fully recover in the near future.  In this special circumstance, Neil Burrows, as the Company’s Managing Director and the direct supervisor of Mr. Mathot, is the appropriate officer to act in Mr. Mathot’s place, and on that basis he has signed the certifications of the principal financial officer of the Company.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mark Poole (Chairman), Stephen Murphy and Luc Bertrand.  Each of them has been appointed by the Board of Directors of the Company to serve on the Audit Committee on the basis of their relevant knowledge, experience and expertise.  Each of them has all of the attributes of an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and each of them has acquired such attributes through experience as a principal financial officer, through experience actively supervising a principal financial officer, or through other relevant experience, as required under Item 16A(c) of Form 20-F.

ITEM 16B.  CODE OF ETHICS

Although our Board of Directors has not adopted written standards formally designated as a “code of ethics,” the Company’s history, culture, business standards and practices and internal control procedures (collectively, the “Standards”), taken as a whole, constitute in fact a code of ethics that is substantially comparable to a formally designated code of ethics.  The Standards apply to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and are reasonably designed and adequate to deter wrong doing and to promote: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (2) full, fair, accurate, timely, and understandable disclosure in reports and documents the Company files with the Commission and in other public communications made by the Company; (3) compliance with applicable governmental laws, rules and regulations; (4) the prompt internal reporting of violations of the Standards to appropriate persons; and (5) accountability for adherence to the Standards.

ITEM 16C.  AUDIT FEES

KPMG served as our auditors for the years ended December 31, 2003 and 2002.  The following table sets

(in thousands of EUR)

	2003	2002
Audit Fees (1)	150	136
Audit-Related Fees (2)	42	30
Tax Fees (3)	36	23
Other Fees (4)	79	20

Total	307	209

(1) Audit Fees consist of fees billed for the annual audit of the Company’s consolidated financial statements, and services in connection with UK and Belgian regulatory filings.

(2) Fees billed in respect of the Form 20-F filing.

(3) Fees billed for tax compliance services and advice.

(4) Fees relating to Virgin Group reporting.

We have introduced procedures for the review and pre-approval of any services performed by KPMG.  The procedures require that all proposed engagements of KPMG for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services.

During 2003, the audit committee approved 100% of the audit and tax fees.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

[Not applicable]

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

[Not applicable]

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See pages F-1 to F-39 incorporated herein by reference.

ITEM 19.  EXHIBITS

Documents filed as exhibits to this annual report:

Exhibits 4.1 to 4.9 were previously filed with the Company’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-7838) on November 6, 1997 and are incorporated by reference herein.

Exhibits 4.10 to 4.12 were previously filed with the Company’s Annual Report on Form 20-F (File No. 333-7828) for the fiscal year ended 1997 and are incorporated by reference herein.

Exhibits 4.13 to 4.17 were previously filed with the Company’s Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 1998 and are incorporated by reference herein.

Exhibit 4.18 was previously filed with the Company’s Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 2000 and is incorporated by reference herein.

Exhibit 4.19 was previously filed with the Company’s Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 2001 and is incorporated by reference herein.

Exhibits 4.20 and 4.21 were previously filed with the Company’s Annual Report on Form 20-F (File No. 333-07828) for the fiscal year ended 2002 and are incorporated by reference herein.

1.1.                              Memorandum and Articles of Association of the Company, dated August 7, 2003 (filed herewith).

2.1                                 Form of Deposit Agreement among the Company, Morgan Guaranty Trust Company of New York and holders and beneficial owners of American Depositary Receipts (incorporated by reference herein to the Registrant’s Registration Statement, File No. 333-78580 on Form F-6).

2.2                                 Form of Deposit Agreement among the Company, Morgan Guaranty Trust Company of New York, Brussels office and holders and beneficial owners of International Depositary Receipts (incorporated by reference herein to the Registrant’s Registration Statement, File No. 333-78580 on Form F-6).

2.3                                 Form of Amendment No. 1 to Deposit Agreement among the Company, JPMorgan Chase Bank and holders and beneficial owners of American Depositary Receipts (incorporated by reference herein to the Registrant’s Registration Statement, File No. 333-78580 on Post-effective Amendment No. 1 to Form F-6).

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

4.4                                 Arm’s-Length Dealings Agreement, dated October 2, 1997, among Virgin Express Holdings, Virgin Express S.A./N.V., VECatS, APC, Virgin Travel Group Limited, Virgin Atlantic, VAS and Virgin Holidays Limited.

4.5                                 Scheduling Agreement, dated October 20 1997, between Virgin Express Holdings and Virgin Atlantic Airways.

4.6                                 Purchase Agreement No. 1869, dated as of May 31 1995, Eurobelgian Airlines N.V./S.A.  and The Boeing Company, as amended by the letter agreement, dated May 13 1997, between Virgin Express S.A./N.V. and Boeing Commercial Airplane Group.†

4.7                                 Aircraft Sublease Agreement, dated as of February 6, 1995, between Eurobelgian N.V./S.A. and Ansett Worldwide Aviation U.S.A. amended by a Sublease Supplement and Amendment, dated March 15, 1995 between Eurobelgian Airlines N.V./S.A. and Wilmington Trust Company.†

4.8                                 Aircraft Lease Agreement, dated as of October 31, 1994, between Eurobelgian Airlines N.V./S.A. and Locabel S.A.†

4.9                                 Aircraft Lease Agreement, dated as of March 26, 1997, between Eurobelgian Airlines N.V./S.A. and Dinglewood Limited.†

4.10                           Aircraft Lease Agreement, dated as of September 30, 1997, between Virgin Express S.A./N.V. and Gecas Technical Services Limited.†

4.11                           Aircraft Lease Agreement, dated as of January 14, 1998, between Virgin Express S.A./N.V. and Gecas Technical Services Limited.†

4.12                           Aircraft Lease Agreement, dated as of April 8, 1998, between Virgin Express S.A./N.V. and Gecas Technical Services Limited.†

4.13                           Aircraft Lease Agreement, dated as of October 23, 1998, between Virgin Express (Ireland) Limited and Aldebaran FSC-ONE Corporation.†

4.14                           Aircraft Lease Agreement, dated as of December 7, 1998, between Virgin Express (Ireland) Limited and Boullioun Aircraft Holding Company, Inc.†

4.15                           Aircraft Lease Agreement, dated as of January 15, 1999, between Virgin Express (Ireland) Limited and Alcyone FSC Corporation.†

4.16                           Aircraft Lease Agreement, dated as of March 26, 1999, between Virgin Express S.A./N.A. and Braathens ASA.†

4.17                           Aircraft Lease Agreement, dated as of April 23, 1999, between Virgin Express S.A./N.A. and Braathens ASA.†

4.18                           Variation Agreement Relating to a Facility Agreement, between Barfair Limited and Virgin Express Holdings PLC, dated as of September 27, 2000 as amended and restated as of March 29, 2001.

4.19                           Variation Agreement to the Facility Agreement, between Barfair Limited and Virgin Express Holdings PLC, dated as of April 23, 2002.

4.20                           Variation Agreement to the Facility Agreement, between Barfair Limited and Virgin Express Holdings PLC, dated as of November 5, 2002.

4.21                           Notice of Assignment, dated March 17, 2003 from Barfair Limited to Virgin Express Holdings PLC relating to the assignment of the Facility Agreement, dated as of September 27, 2000, as amended, from Barfair Limited to Virgin Sky Investments Limited.

4.22                           Form of Facility Agreement and Debenture between Virgin Express Holdings PLC and Virgin Sky Investments Limited, dated September 16, 2003, as amended by Variation Agreement between the parties, dated January 29, 2004 (filed herewith).

4.23                           Form of Letter of Support, dated April 28, 2004 from Virgin Group Investments Limited to the Directors of Virgin Express Holdings PLC setting out VGIL’s commitment to provide funding to the Company to enable it to meet its liabilities until they fall due, for at least until April 30, 2005 (filed herewith).

4.24                           Form of Letter of Support, dated April 28, 2004 from Virgin Sky Investments Limited to the Directors of Virgin Express Holdings PLC setting out VSIL’s commitment not to require the repayment of the loan of EUR 20.1 million outstanding by to Virgin Express Holdings PLC prior to January 1, 2005 (filed herewith).

8.1                                 For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4.  Information on the Company—Organizational Structure.”

12.2                           Certification by the Executive Chairman.

12.2                           Certification by the Managing Director.

13.                                 Certifications by the Executive Chairman and the Managing Director.

†                                          Portions of this exhibit have been omitted pursuant to a request for confidential treatment made to the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2004

VIRGIN EXPRESS HOLDINGS PLC

By:	/s/ Neil Burrows
	Name:	Neil Burrows
	Title:	Managing Director

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

Virgin Express Holdings PLC

We have audited the consolidated balance sheets of Virgin Express Holdings PLC and subsidiaries (the “Company”) at December 31, 2002 and 2003, and the related consolidated profit and loss accounts, cash flow statements and reconciliation of movements in shareholders’ deficit for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the management of Virgin Express Holdings PLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three year period ended December 31 2003 in conformity with generally accepted accounting principles in the United Kingdom.

As discussed in note 4, the company has restated it’s consolidated financial statements for the years ended December 31, 2001 and 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the (consolidated) financial statements.

KPMG LLP

London, England
April 30, 2004

Virgin Express Holdings PLC

Consolidated profit and loss accounts

in respect of the three years ended December 31, 2003

	Note	Year ended December 31 2001 as restated (see note 4)	Year ended December 31 2002	Year ended December 31 2003
		€’000	€’000	€’000

Revenue	6	212,122	227,323	207,065
Operating expenses	7	(195,870)	(207,750)	(203,155)
Gross profit		16,252	19,573	3,910
Administrative expenses	7	(17,004)	(16,929)	(19,917)
Operating profit/(loss)		(752)	2,644	(16,007)

Interest receivable and similar income	11	517	572	467
Interest payable and similar charges	12	(3,598)	(3,173)	(3,541)
Profit on disposal of fixed assets		2,412	—	—

Profit/(loss) on ordinary activities before taxation		(1,421)	43	(19,081)
Taxation	14	(661)	447	(281)
Profit/(loss) on ordinary activities After taxation		(2,082)	490	(19,362)
Minority interest	16	(88)	(81)	(217)

Profit/(loss) for the financial period		(2,170)	409	(19,579)

Profit/(loss) per ordinary share (€)	3(l)	(1.79)	0.34	(0.86)

Weighted average shares Outstanding	3(l)	1,210,625	1,210,625	22,878,817

The accompanying notes are an integral part of these consolidated financial statements.

There is no difference between basic and diluted profit/(loss) per ordinary share.

Virgin Express Holdings PLC

Consolidated balance sheets

at December 31, 2002 and 2003

	Note	December 31 2002 as restated (see note 4)	December 31 2003
		€’000	€’000

Fixed assets
Intangible fixed assets	17	127	96
Tangible fixed assets	18	3,707	2,375
Total fixed assets		3,834	2,471

Current assets
Stocks	19	281	319
Debtors	20	49,296	38,050
Cash at bank and in hand	21	20,711	18,467
		70,288	56,836

Creditors: amounts falling due within one year	22	(82,573)	(62,232)

Net current liabilities		(12,285)	(6,396)

Total assets less current liabilities		(8,451)	(3,925)

Creditors: amounts falling due after more than one year	23
Borrowings		(28,426)	(20,144)
Provisions for liabilities and charges	24	(7,153)	(4,238)

Total net liabilities		(44,030)	(28,307)

Capital and reserves
Called up share capital	25	31	476
Share premium account	26	90,318	125,039
Profit and loss account	26	(136,132)	(155,711)
Other reserves	26	1,001	1,001

Equity shareholders’ funds		(44,782)	(29,195)
Equity minority interest	16	752	888
		(44,030)	(28,307)

The accompanying notes are an integral part of these consolidated financial statements.

Virgin Express Holdings PLC

Consolidated cash flow statements

in respect of the three years ended December 31, 2003

	Note	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
		€’000	€’000	€’000
Cash flow from operating activities	31	(11,398)	2,496	(20,987)

Returns on investments and servicing of finance	32	(760)	(1,792)	(6,210)

Taxation	32	—	(214)	—

Capital expenditure and financial investment	32	561	(1,630)	(916)

Cash outflow before financing		(11,597)	(1,140)	(28,113)

Financing	32	9,376	984	26,810

Decrease in cash in the period		(2,221)	(156)	(1,303)

Reconciliation of net cash flows to movement in net debt
Decrease in cash in the period		(2,221)	(156)	(1,303)

Cash inflow from change in debt and lease financing		53	31	16
(New borrowings)/repayment of debt		(9,429)	(1,015)	8,282
Translation differences		—	423	(941)

Movement in net resources/(debt) in the period		(11,597)	(717)	6,054

Net resources/(debt) at beginning of the period		4,583	(7,014)	(7,731)

Net debt at end of the period		(7,014)	(7,731)	(1,677)

The accompanying notes are an integral part of these consolidated financial statements.

Virgin Express Holdings PLC

Reconciliation of movements in shareholders’ (deficit)

in respect of the three years ended December 31, 2003

	Year ended December 31 2001 as restated (see note 4)	Year ended December 31 2002 as restated (see note 4)	Year ended December 31 2003
	€’000	€’000	€’000

(Loss)/Profit for the financial period	(2,170)	409	(19,579)
New share capital subscribed (net of issue cost)	—	—	35,166

Net movement in shareholders’ funds/(deficit)	(2,170)	409	15,587
Opening shareholders’ deficit	(43,021)	(45,191)	(44,782)

Closing shareholders’ deficit	(45,191)	(44,782)	(29,195)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of total recognised gains and losses

	2001 as restated (see note 4)	2002 as restated (see note 4)	2003
	€’000	€’000	€’000

(Loss)/profit for the financial year	2,170	409	(19,579)

Total recognised gains & losses for the year	2,170	409	(19,579)
Prior year adjustment (note 2)			(7,400)

Total recognised gains & losses since last annual report	—	—	(26,979)

Notes (forming part of the consolidated financial statements) continued

Virgin Express Holdings PLC

1              Basis of preparation

The financial statements have been prepared in accordance with accounting standards applicable in the United Kingdom, and under the historical cost accounting rules.

The consolidated financial statements have been prepared on a going concern basis in view of the fact that Virgin Group Investments Limited (“VGIL”) the ultimate holding company of the company’s principal shareholder, has provided or procured that Virgin Sky Investment Limited (“VSIL”), a wholly owned subsidiary of VGIL, will provide sufficient funding to the company to enable it to meet its liabilities as they fall due, for at least the next twelve months.

The directors have no reason to believe that VSIL will not be in a position to provide the support referred to above and, accordingly, they have prepared the financial statements on the going concern basis.

2                                         Basis of consolidation

The consolidated financial statements for the relevant periods include the financial statements of the Company and its subsidiary undertakings made up to 31 December 2003 and are presented in Euros which is regarded as the functional currency of the Group. The foreign exchange rate at 31st December 2003 was 1.263 US$/EUR.

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

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three year period ended December 31, 2003 and shareholders’ deficit at December 31, 2002 and 2003, to the extent summarised in note 37 to the consolidated financial statements.

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

c)              Turnover

Turnover comprises revenue from scheduled services, including passenger ticket sales and the sale of seat allocations under certain shared service agreements and charter services. Revenue is recognised on the date of the flight departure.  Revenue relating to flights or services performed after the accounting date, together with any commission thereon, is carried forward as deferred income.  Commissions are accounted for as sales and marketing expenses within cost of sales.

d)             Translation of foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date or at a contractually hedged rate if applicable.

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

Other tangible fixed assets are depreciated at the following rates:

Leasehold improvements	-	20% on cost
Fixtures and fittings	-	20% on cost
Plant and equipment	-	20-33% on cost
Motor vehicles	-	20-25% on cost

f)                Intangible fixed assets

Amounts paid in order to acquire software licences are capitalised as intangible fixed assets and amortised on a straight line basis over their estimated useful life not exceeding five years.

g)             Leases

When assets are acquired by leasing arrangements which give rights to ownership (“finance leases”), the asset is capitalised at an amount representing the outright purchase price of such an asset and included in tangible fixed assets.  Depreciation is provided at rates designed to write off this cost less residual value in equal annual amounts over the shorter of the period of the lease or the anticipated useful life of the asset.  The capital element of future rentals is treated as a liability and the interest element is charged to the profit and loss account over the period of the lease in proportion to the balances outstanding.

All other leases are accounted for as “operating leases” and the rental charges are charged to the profit and loss account on a straight line basis, and provision is made over the minimum term of the lease for any charges payable on termination.

h)             Inventories

Stock of tax free goods and catering supplies are carried at the lower of cost or net realisable value.

i)                 Aircraft and engine maintenance costs

Routine maintenance costs including annual airframe checks are written off to the profit and loss account as incurred. Heavy maintenance and engine overhaul costs are provided for on a flight hour basis.

j)                 Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.  Deferred tax is provided for in full for timing differences, except as otherwise required by FRS 19.  Deferred tax assets are only recognised to the extent that the likelihood of realisation is more likely than not.

k)              Development expenditure

The cost of the development of new routes and the pre-operating costs incurred prior to new aircraft being brought into use are expensed as incurred.

l)                 Profit/(loss) per ordinary share

Profit/(loss) per ordinary share included in the financial statements has been computed by dividing the profit for the financial period by the weighted average number of ordinary shares outstanding during the period. There was no dilutive effect in those years where losses were reported as the effect is non-dilutive. When a profit was reported, there was no significant dilutive effect.

As the ordinary shares of €0.0025 were consolidated into ordinary shares of €0.01 in 2003, the weighted average number of shares in 2002 and 2001 has been amended, from 4,842,500 to 1,210,625, to ensure comparability of profit/(loss) per ordinary share.

m)           Derivative financial instruments

The Company enters into various financial instruments to manage its exposures to foreign currency exchange, interest rate and commodity price risks.  Financial instruments are recorded in the balance sheet at their fair values unless they meet, for accounting purposes, certain hedging criteria.  An interest rate or commodity contract is considered a hedge of an anticipated transaction or a firm commitment if the item to be hedged exposes the Company to risk, and the contract is designated as a hedge and reduces such exposure.  In addition, the significant characteristics of expected terms of the anticipated transaction are identified and it is probable that the anticipated transaction will occur.  A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm.  Gains and losses on contracts meeting these hedge accounting criteria are included in the measurement of the related hedged transaction. Losses on financial instruments which do not meet hedging criteria are recognised in the profit and loss account in the period in which such a loss arises.

n)             Exceptional items

These are material items arising from events within the past and present ordinary activities of the Group and which due to their size or incidence are disclosed separately in order that the consolidated financial statements give a true and fair view.

o)             Reclassification

Certain prior years amounts have been reclassified to conform with the current year presentation.

p)             Provision for Bad and Doubtful Debts

A provision is made when, after a detailed analysis has been performed by the Company, it appears that a customer’s ability to pay his debt is uncertain or there are other circumstances which indicate that the Company will not be able to collect the full amount due. This analysis is based on the financial situation of the customer, the contacts between the customer and the credit control department and advice received from our legal counsel or our lawyers.

q)             Return To Lessor Costs

The full amount of potential return to lessor costs are recognised on a straight line basis over the remaining lease term or until there is a change in circumstances such that the payment are no longer considered more likely than not.

4                                         Prior year adjustments

The Group has identified a problem with one of the IT systems and the associated controls which it used in earlier years (including 2001). As a result of the problem, trade debtors at 31 December  2001 and 2002 were overstated by €7.4 million and the profit and loss accounts for the years ended 31 December 2001 and 2002 were overstated by respectively €2.3million.and €nil. This position has been corrected in drawing up the 2003 financial statements. A prior year adjustment has been made to reduce the value of the trade debtors by €7.4 million and increase the deficit on the profit and loss account by the same amount in 2001 and 2002. The profit and loss account for the year 2001 has been adjusted to reflect an additional deficit of €2.3 million (increase in administrative expenses of €2.3 million). No such errors are known to have occurred in 2002 and 2003.

The Group balance sheet and profit and loss account has been corrected as follows:

	Trade debtors	P&L reserve	P&L result of the year
	€’000	€’000	€’000

Balance at 31 December 2001 as previously stated	33,056	(129,141)	130
Corrections in respect of the trade debtor write-off	(7,400)	(7,400)	(2,300)

Balance at 31 December 2001 as restated	26,656	(121,741)	(2,170)

Balance at 31 December 2002 as previously stated	39,720	(128,732)	409
Corrections in respect of the trade debtor write-off	(7,400)	(7,400)	—

Balance at 31 December 2002 as restated	32,320	(136,132)	409

The impact on the above restatement on the earnings per share is the following:

	P/L of the year as previously stated	P/L of the year as restated	Weighted average number of shares*	Earnings per share as previously stated	Earnings per share as restated
2001	130	(2,170)	1,210,625	0.11	(1.79)
2002	409	409	1,210,625	0.34	0.34

* As the ordinary shares of  €0.0025 were consolidated into ordinary shares of €0.01 in 2003, the weighted average number of shares in 2002 and 2001 has been amended from 4,842,500 to 1,210,625, to ensure comparability of profit/(loss) per ordinary share.

The Shareholders’ deficit has been corrected as follows (see note 37 for differences between UK and US generally accepted accounting principles):

	UK GAAP	US GAAP
	€’000	€’000

Balance at 31 December 2001 as previously stated	(37,791)	(1,025)
Corrections in respect of the trade debtor write-off	(7,400)	(7,400)

Balance at 31 December 2001 as restated	(45,191)	(8,425)

Balance at 31 December 2002 as previously stated	(37,382)	(2,516)
Corrections in respect of the trade debtor write-off	(7,400)	(7,400)

Balance at 31 December 2002 as restated	(44,782)	(9,916)

5                                         Segmental information

The Group has a single line of business, operating as an airline and accordingly no segmental information is provided. All of the Group’s turnover originates in Europe (except from some sublease income which was generated from a related party located in Australia) and substantially all of its turnover arises from services whose destinations are in Europe.

6                                         Revenue and other operating income

A breakdown of revenue follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000
Scheduled services	181,713	203,613	195,681
Charter services	9,366	11,469	3,797
Other operating income	21,043	12,241	7,587

Total revenue	212,122	227,323	207,065

Other operating income can be analysed as follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Sale of duty free goods	1,533	2,137	4,856
Aircraft sub-lease	17,724	4,723	273
Other	1,786	5,381	2,458

Other operating income	21,043	12,241	7,587

7              Analysis of operating expenditure

Operating expenditure can be analysed as follows :

	Year ended December 31 2001 as restated (see note 4)	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Flight operations	15,998	17,322	17,564
Aircraft fuel	26,235	25,319	28,167
Navigation and overflight costs	12,713	17,738	20,870
Maintenance	22,641	26,202	24,237
Aircraft rentals and insurance expense	56,074	45,693	36,675
Station operations	35,729	37,478	36,445
Passenger services	11,234	16,653	15,364
Sales and marketing	14,051	19,672	21,698
Depreciation and amortisation	1,195	1,673	2,135
General and administration	14,704	16,929	19,917

Total operating expenditure	210,574	224,679	223,072

Total operating expenditure comprises:
Operating expenses	195,870	207,750	203,155
Administrative expenses	17,004	16,929	19,917

	212,874	224,679	223,072

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

8                                         Exceptional items

Operating profit for the year ending December 31, 2002, includes e0.4 million written back to the profit and loss account in respect of sub leased aircraft that had arisen due to changes in the fleet planning.  Aircraft previously thought to be surplus had been required to fulfil the scheduled obligations and as such the provision for the estimated future sub-lease shortfall was reversed.

Operating profit for the year ending December 31, 2001, includes €1.8 million written back to the profit and loss account in respect of restructuring costs provided for in 2000.  Of the write-back, €1.4 million is in respect of subleased aircraft and arose due to a change in the fleet planning for 2001. Aircraft previously thought to be surplus were actually required to fulfil the scheduled obligations, and as a result the provision for the estimated future sublease shortfall was reversed.

9              Staff numbers and costs

The average number of persons employed (including directors) during the period, analysed by category, was as follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003

Flight crew	121	130	130
Cabin crew	263	266	264
Reservations, sales and administration	436	477	466

	820	873	860

The aggregate payroll costs of these persons were as follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Wages and salaries	28,995	30,412	30,348
Pension contributions	18	53	15
Social security costs	5,390	6,210	6,955

	34,403	36,675	37,318

10                                  Emoluments of directors

The emoluments of the directors were as follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Emoluments as executives	548	564	494

The emoluments of the highest paid director were €327,000 (2002: €393,000).  No contributions were made to the pension scheme.

11                                  Interest receivable and similar income

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Interest on deposits	505	351	467
Other	12	221	—

	517	572	467

12                                  Interest payable and similar charges

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

On loans from affiliated undertakings	2,261	1,320	1,366
On bank loans, overdrafts and other loans wholly repayable within five years	95	23	694
Finance charges on capitalised leases	415	—	—
Foreign exchange losses	313	947	1,242
Other	514	883	239

	3,598	3,173	3,541

13           Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after the following charges:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Rentals under operating leases:
Aircraft leases	62,862	43,853	35,549
Hire of plant and machinery	779	1,230	662
Other operating leases	1,258	976	1,140
Auditors’ remuneration and expenses:
Audit	177	136	150
Non-audit	192	73	157
Profit/(loss) on disposal of fixed assets	2,412	—	—
Depreciation and amortisation	1,195	1,673	2,135

14                                  Taxation

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Foreign tax : • current tax on income for the period	—	163	281
• adjustments in respect of prior periods	661	(610)	—

Tax (credit)/charge	661	(447)	281

A reconciliation of the provision for taxation to the full statutory rate is as follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Tax at full statutory rate (30%)	276	12	(5,724)
Overseas profits taxed at higher rate (33.99%)	119	51	35
Permanent disallowed expenditure/(income)	430	310	2,229
Deferred tax asset unprovided	(164)	—	—
Utilisation of unrecognised tax losses	—	(210)	—
Losses not utilised in year	—	—	3,741

Adjustments to tax charge in respect of previous periods	—	(610)	—
Tax (credit)/charge	661	(447)	281

Substantially all pre-tax income/(loss) and income tax expense/(benefit) is attributable to non-UK operations.

15                                  Earnings per share

	Year ended December 31 2001 as restated (see note 4)	Year ended December 31 2002	Year ended December 31 2003
Profit/(Loss) for the year (€ ‘000)	(2,170)	409	(19,579)
Weighted average shares outstanding – basic	1,210,625	1,210,625	22,878,817
Earnings/(loss) per ordinary share – basic (€)	(1.79)	0.34	(0.86)

There was no dilutive effect in those years where losses were reported as the effect is non-dilutive. When a profit was reported, there was no significant dilutive effect.

As the ordinary shares of  €0.0025 were consolidated into ordinary shares of €0.01 in 2003, the weighted average number of shares in 2002 and 2001 has been amended from 4,842,500 to 1,210,625, to ensure comparability of profit/(loss) per ordinary share.

16                                  Equity Minority interest

The minority interest for the period is charged in respect of a 49.92% interest in VECatS sold to Alpha Airport Holdings BV, during 2000.

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

At January 1	671	759	752
Share of profit/(loss) for the year	88	81	217
Dividend paid by subsidiaries to Minority Interest	—	(88)	(81)

At December 31	759	752	888

17                                  Intangible fixed assets

Group	Software licences
€’000
Cost
At 1 January 2003	162
Additions	23

At 31 December 2003	185

Depreciation
At 1 January 2003	35
Charge for the year	54

At 31 December 2003	89

Net book value
At 31 December 2003	96

At 31 December 2002	127

18                                  Tangible fixed assets

	Modifications to aircraft under operating lease	Leasehold improvements	Fixtures, fittings and equipment	Plant and machinery	Total
	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2002	5,600	286	4,763	4,564	15,213
Additions	544	—	684	266	1,494
Disposals	—	—	—	—	—
At December 31, 2002	6,144	286	5,447	4,830	16,707
Additions	294	6	574	19	893
Disposals	—	—	—	(146)	(146)
At December 31, 2003	6,438	292	6,021	4,703	17,454

Depreciation
At January 1, 2002	3,570	235	4,666	2,856	11,327
Additions	844	8	564	257	1,673
Disposals	—	—	—	—	—
At December 31, 2002	4,414	243	5,230	3,113	13,000
Additions	1,233	9	624	359	2,225
Disposals	—	—	—	(146)	(146)
At December 31, 2003	5,647	252	5,854	3,326	15,079

Net book value
At December 31, 2002	1,730	43	217	1,717	3,707
At December 31, 2003	791	40	167	1,377	2,375

Included in the total cost of tangible fixed assets is €nil  (2002: €146,000) in respect of assets held under finance lease.  Depreciation for the year in respect of these assets was €nil (2002: €29,000).  Accumulated depreciation at 31 December 2003 in respect of these assets is €nil (2002: €146,000).

19                                  Stocks

	December 31 2002	December 31 2003
	€’000	€’000

Goods for resale	281	319

20                                  Debtors: falling due within one year

	December 31 2002 as restated (see note 4)	December 31 2003
	€’000	€’000

Trade debtors	32,320	22,855
Other debtors	8,710	7,086
Called up share capital not paid	—	57
Prepayments and accrued income	8,266	8,052
	49,296	38,050

21                                  Cash at bank and in hand

Cash at bank and in hand at 31 December 2003 includes €12,907,000 (2002: €12,233,000) which was pledged as security deposits for lessors, fuel vendors and airport services.

22                                  Creditors: amounts falling due within one year

	December 31 2002	December 31 2003
	€’000	€’000

Borrowings
Obligations under finance leases and hire purchase contracts (see note 26)	16	—
	16	—
Other
Trade creditors	47,504	37,475
Amounts owed to group undertakings	4,165	165
Other creditors including taxation and social security:
Corporation tax	—	281
Social security	4,031	7,645
Other creditors	1,276	1,963
Accruals and deferred income	25,581	15,703
	82,557	63,232

Total creditors’ amounts falling due within one year	82,573	63,232

23                                  Creditors: amounts falling due after more than one year

	December 31 2002	December 31 2003
	€’000	€’000

Amounts owed to related undertakings	28,426	20,144
	28,426	20,144

Amounts owed to related undertakings represents an unsecured loan from VSIL which is repayable on demand from 1 January 2005.

24                                  Provisions for liabilities and charges

	Maintenance	Deferred tax	Restructuring	Others	Total
	€’000	€’000	€’000	€’000	€’000

At January 1, 2002	9,632	(96)	4,400	1,850	15,786

Charge for the period	—	—	—	—	—

Utilized in the period	(3,690)	—	(4,200)	(743)	(8,633)

At December 31, 2002	5,942	(96)	200	1,107	7,153

Charge for the period	1,869	—	—	—	1,869

Utilized in the period	(3,768)	—	(200)	(816)	(4,784)

At December 31, 2003	4,043	(96)	—	291	4,238

The restructuring provision was made after the fleet reduction of 2000 in order to cover the loss on the subleased aircraft. The provision in ‘Others’ relates to various litigation.

Deferred taxation recognised and the full potential asset are as follows:

	December 31 2002 Amount recognised	December 31 2003 Amount recognised	December 31 2002 Full potential asset	December 31 2003 Full potential asset
	€’000	€’000	€’000	€’000

Other short term timing Differences	(96)	(96)	(260)	(260)
Allowable tax losses	—	—	(47,100)	(50,851)

The potential deferred tax assets relate principally to allowable tax loss carryforwards that do not expire.  These assets have not been recognised in the financial statements as in the opinion of the directors the likelihood of realisation is not considered more likely than not.

25                                  Share capital

In 2003, the Group raised €35 million new equity in order to pursue its strategy of growth, to strengthen the balance sheet and to resolve discussions with the Belgian Commercial Court. At the closing of the open offer the holders of IDRs had taken up 2,589,439 IDRs of the 8,634,663 on offer (IDR at €1 per share in a proportion of 29/4). The main shareholder (VSIL), has subscribed to the 6,045,224 shares not taken up under the open offer by means of a private placement. Including these shares private placement, VSIL took up a total of 32,518,686 new shares. As a result, 35,108,125 new shares were issued. The new IDRs were listed on Euronext Brussels on 3 July 2003.

	December 31 2002	December 31 2003
	€’000	€’000

Authorised:
50,000 deferred ordinary shares of £1 (€1.51)	76	76
66,000,000 (2002:7,200,000)ordinary shares of €0.01 each (2002 : €0.0025 each)	18	660

	94	736

Allotted, called up and fully paid

50,000 deferred ordinary shares of £1 (€1.51) 2 shares are fully paid up - 49,998 are only 25% paid up	19	76
39,950,625 (2002: 4,842,500) ordinary shares of €0.01 (€0.0025) each	12	400
Total	31	476

Share capital issued by the Company in foreign currencies is translated into Euros at the rate of exchange ruling at the date of issue. In April 2003, the ordinary shares of  €0.0025 were consolidated into ordinary shares of €0.01 while the authorised capital was increased. Only the € 0.01 ordinary shares carry voting and dividend rights.

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

The repurchase of the relevant shares is void so far as the Company is concerned. The relevant transactions are effectively unwound and the Company remains entitled to repayment of the consideration paid for the excess repurchase, but in the circumstances the directors consider it appropriate to record that debtor from the financial intermediary at an amount equivalent to the open market price of the shares as at 31 December 2003 if lower than the open market price of the shares as at 31 December 2002. This has resulted in a provision charge of €nil (2002: charge €330,000) which has been included within administration expenses.

Share options

The Company has adopted formal stock option plans (the “Executive Stock Option Plans”) for certain officers and directors of the Company.  The options vest and become exercisable over a period up to 10 years.  The related exercise price was based on the estimated fair value of the shares at the grant date.  Accordingly, no compensation cost has been recorded in the accompanying consolidated financial statements.

At December 31, 2003, the exercise prices and weighted-average remaining contractual life of the outstanding options were as follows:

Share activity is as follows:

	Number of Shares	Weighted-Average Exercise Price (€)

Outstanding at December 31, 2000	266,063	19.86
Granted during 2001	287,000	3.11
Cancelled/Forfeited 2001	(68,730)	14.40
Exercised during 2001	—	—

Outstanding at December 31, 2001	484,333	6.34
Granted during 2002	29,921	5.41
Cancelled/Forfeited 2002	(60,000)	4.28
Exercised during 2002	—	—

Outstanding at December 31, 2002	454,254	4.24
Granted during 2003	—	—
Cancelled/Forfeited 2003	(28,334)	3.95
Exercised during 2003	—	—

Outstanding at December 31, 2003	425,920	4.48

Options exercisable at December 31,2003	94,666	4.66

Options exercisable at December 31,2002	84,666	4.54

Options exercisable at December 31,2001	63,000	13.16

Exercise Price In ($)	Number of Options Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life (Years)

3.15	3,333	7.59
3.5625	203,004	7.14
4.125	30,000	6.17
4.5	20,000	6.17
4.85	10,000	8.48
5.67	141,333	6.32
6.06	18,250	8.06

	425,920

Employee share ownership trust

Concurrent with the initial public offering, trustees of a trust established for the benefit of employees of the Company subscribed at par (€0.0025 per share) for 95,000 shares, represented approximately 2% of the issued share capital of the Company at the time of the IPO. At 31 December 2003 the trustees had awarded some 80,000 of these shares at no cost to the employees.  The award of the remaining shares is conditional upon certain criteria being met in respect of future periods. Total compensation resulting from shares awarded has been amortised over the anticipated three-year vesting period of awarded shares.  The compensation cost for the year ending 31 December 2003 was €nil (2002: €nil and 2001: €nil).

26                                  Reserves

	Share premium account	Profit and loss account	Other reserves
	€’000	€’000	€’000

At December 31, 2001 as previously stated	90,318	(129,271)	1,001

Prior year adjustment (see note 4)	—	(5,100)	—
Profit/(loss) for the financial period as restated (see note 4)	—	(2,170)	—

At December 31, 2001 as restated (see note 4)	90,318	(136,541)	1,001

Profit/(loss) for the financial period	—	409	—

At December 31, 2002 as restated (see note 4)	90,318	(136,132)	1,001

Profit/(loss) for the financial period	—	(19,579)	—
Premium on share issues, less expenses	34,721	—	—

At December 31, 2003	125,039	(155,711)	1,001

27                                  Leasing commitments

The future net minimum lease payments to which the Group is committed under finance lease obligations are as follows:

	December 31 2002	December 31 2003
	€’000	€’000

Amounts due within year ending December 31

2003	16	—
2004	—	—

	16	—

Commitments under non-cancellable operating leases are as follows:

	Land and buildings	Aircraft and other	Land and buildings	Aircraft and other
	December 31, 2002		December 31, 2003
	€’000	€’000	€’000	€’000

Operating leases which Expire :
Within one year	395	36,998	408	20,525
From one year to two years	258	23,535	408	16,316
From two years to three years	221	18,524	384	12,106
From three years to four years	11	15,321	—	11,358
From four years to five years	—	14,926	—	9,845
Over five years	—	53,579	—	32,928

	885	162,883	1,200	103,078

28                                  Capital and other commitments

Virgin Express halted its one-year-old code-sharing agreement with Belgian peer VLM Airlines on flights to London City airport in late March 2004.

Scandinavian routes are operated under a code share agreement with Malmö Aviation. On Stockholm and Gothenburg, Virgin Express is required to purchase a mix of fixed and soft allotments. This partnership has been renewed except for Copenhagen which will be operated by SNBA under a code share agreement as from 1 May 2004.

The commercial agreement with Airtrade/Budgetair on the Amsterdam Rome route has not been renewed in 2004. Virgin Express will continue to operate this route on its own.

29                                  Contingent Liabilities

•                  Certain airlines in Belgium are currently subject to a review by the Belgian authorities in respect of the applicability of Belgian social security and income tax regulations on certain pilots which are hired externally.  The review by the authorities is not yet completed.  In the light of this Virgin Express has made certain accruals and the directors are of the opinion that an adverse outcome, if any, will not materially affect the financial position of the company.

•                  Sabena (in bankruptcy), Sabena Technics, SSES (now Snecma Services Brussels SSB), Sabena Interservice Center (in bankruptcy) and Virgin Express are involved in legal proceedings following the demise of Sabena in 2001.

Virgin Express has filed a declaration of debt in the bankruptcy of Sabena to claim back outstanding amounts due by Sabena to Virgin Express for the pre-bankruptcy period as well as an indemnity for early termination of the wet lease contracts following bankruptcy (approximately €269 million). As the latter is contingent, no amount has been recognised in this regard in the financial statements. Sabena’s receivers have partially contested these claims and in addition introduced on behalf of the Sabena bankrupt estate a punctuality claim (approximately US$7 million) and a fraud claim (approximately €102 million) against Virgin Express.

Management considers those claims to be without merit for the following reasons:

•     Punctuality claim: the punctuality performance was the responsibility of the ground handling contractors, Sabena Technics and Sabena Ground Handling.

•     Fraud claim: the claim is mainly based on the assumption that the persons of Sabena’s management who have signed the contracts would not have validly represented Sabena. This is very disputable under Belgian company law, in particular when such argument is raised six years after the conclusion of the contracts that are now in dispute and which appear to have been executed in good faith and without serious incidents.

Accordingly no provision has been made in this regard in the financial statements.

Sabena Technics and SSES/SSB on the other hand, have summoned Virgin Express to pay outstanding invoices relating to the pre-Sabena bankruptcy period. Virgin Express argues that these claims should be treated together with the Virgin Express claim in the Sabena bankruptcy.  In accordance with the general offset system consistently applied between the companies of the former Sabena Group and Virgin Express before the Sabena bankruptcy, the amounts due to Sabena Technics and SSES/SSB should be offset against the amounts owed by Sabena to Virgin Express.  The offset resulting in a positive balance in favour of Virgin Express, Virgin Express would not owe anything to Sabena Technics and SSES/SSB.

Virgin Express has requested the Commercial Court to join the different proceedings described above to treat them as one case.  This was accepted by the court in December 2003.

•                  Prior to the bankruptcy of Sabena and City Bird, Virgin Express S.A./N.V. operated several of its aircraft under wet lease agreements with Sabena and City Bird, respectively.  Under these agreements, Virgin Express S.A./N.V. was the lessor and Sabena and City Bird were the respective lessees.  The agreements provided that the lessee was responsible for all Eurocontrol charges.  Air navigation charges incurred in operating flights were charged by Eurocontrol to Sabena and City Bird, respectively, as the flights were operated under their flight numbers.

Several of these Eurocontrol charges due by Sabena and City Bird have not been paid by Sabena and City Bird.  Virgin Express S.A./N.V. is not liable to Eurocontrol for these outstanding amounts.

The unpaid charges of Sabena and City Bird, although not incurred by Virgin Express S.A./N.V., may result in Eurocontrol seeking to detain the relevant aircraft in the United Kingdom pursuant to a specific UK legislation (Civil Aviation Regulations 2001).  The Directors have considered that it is appropriate to make a return to lessor provision in the Company’s accounts, spread over the period up to the redelivery dates of the aircraft concerned, to cover the risk of detention, as long as the relevant aircraft continue to be operated by Virgin Express S.A./N.V. (as Virgin Express S.A./N.V. no longer flies to the United Kingdom).

The total amount of outstanding Eurocontrol charges due by Sabena and City Bird under the agreements amounts to €1,516,097.  This is spread over several aircraft, which are due for redelivery to the lessors between 2004 and 2012.

30                                  Derivative financial instruments

The Group’s financial instruments, other than derivatives, comprise principally of cash and loans and are used to finance its operations.  The Group also uses certain derivative financial instruments.  On occasion, it primarily utilises forward exchange contracts and forward fuel contracts to manage its exposures to foreign currency and commodity price risks.  The policies applied by the Group are reviewed and agreed by the Board, and are considered below. The Group is not party to leveraged derivatives and does not hold or issue derivative instruments for speculative purposes.

The notional/contract amounts are not a measure of the exposure of the Group through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional/contract amounts and other contractual conditions of the derivatives.

The Group actively evaluates the credit worthiness of the financial institutions, which are counterparts to derivative instruments, and it does not expect any counterpart to fail to meet its obligations. The credit exposure of the derivative instruments is represented by the unrealised gain in the underlying instrument.

Financial instruments and credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist of principally cash and accounts receivable as well as foreign exchange contracts. The Group maintains cash balances with various high credit-quality financial institutions. Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Group’s customer base.

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

The Group’s financial instruments are generally short-term in nature and in the case of debt, bear variable interest rates. Accordingly, the carrying value of such financial instruments approximates their fair value. The fair value of derivative financial instruments is disclosed further in this note.

Interest rate risk

The group does not have a formal policy on the interest profile to be maintained in respect of borrowings.  The historical borrowing profile of the Group is set out below:

	Fixed rate borrowings	Variable rate Borrowings	Total
	€’000	€’000	€’000

Bank overdraft and other – Euro	—	—	—
Shareholder loans – Euro	—	28,427	28,427

As at 31 December 2002	—	28,427	28,427

Bank overdraft and other – Euro	—	—	—
Shareholder loans – Euro	—	20,144	20,144

As at 31 December 2003	—	20,144	20,144

In June 2003, the Group raised €35 million through a placing and open offer. These funds have been used to reimburse loans (together with the associated interests) outstanding as at June 2003 made by VSIL. In addition, the company was provided with a new €27.5 million credit facility from VSIL. A further facility of €6.5 million was provided in January 2004.

The variable rate financial liabilities comprise Euro denominated shareholder loans that bear interest at base rate BIBOR plus 3%. The shareholder loan is an unsecured loan from VSIL which is repayable on demand from 1 January 2005.

The Group has undrawn committed borrowing facilities available at 31 December 2003 of €7.4 million (2002: €4.6 million),

Foreign currency risk

The majority of the Group’s trading revenue is generated in Euros, and with the exception of aircraft lease rentals and other associated aircraft costs, the group’s cost base has a similar profile.   Aircraft lease and other associated aircraft costs are payable in US dollars.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.  Forward contracts generally have maturities not exceeding 24 months. As at 31 December 2003 the notional value of forward currency contracts was US$58.2 million (US$41.4 million < 12 months, US$ 16.8 > 12 months and < 24 months) (2002: nominal value US$41.5 million (< 12 months)).

Liquidity risk

The Group prepares regular budgets and cash forecasts which are reviewed by the Board, and are considered in the context of funding facilities available to the Group to ensure adequate liquidity is maintained.

Price risk management

The Group purchases a significant amount of aircraft fuel. In order to reduce the effect of unexpected fluctuations in the price of fuel, the Group occasionally enters into forward fuel purchase contracts.  Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.  Fuel contracts generally have maturities not exceeding 15 months. As at 31 December 2003 the notional value of fuel contracts was US$4.5 million (2002: US$10.7  million).

Unrecognised gains and losses on hedges

	2002			2003
	Gains	Losses	Net	Gains	Losses	Net
	€’000	€’000	€’000	€’000	€’000	€’000
Unrecognised gains and losses
Total unrecognised gains/(losses) at 1 January	—	—	—	600	(2,500)	(1,900)
Gains and losses recognised in the year related to prior years	—	—	—	(600)	2,500	1,900
Gains and losses not recognised in the year relating to the current year	600	(2,500)	(1,900)	200	(4,300)	(4,100)

Total unrecognised gains/(losses) at 31 December	600	(2,500)	(1,900)	200	(4,300)	(4,100)

Of which:
Expected to be recognised within one year	600	(2,500)	(1,900)	200	(3,777)	(3,577)
Expected to be recognised after one year	—	—	—	—	(523)	(523)

	600	(2,500)	(1,900)	200	(4,300)	(4,100)

31                                  Reconciliation of operating profit to operating cash flows

	Year ended December 31 2001 as restated (see note 4)	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000
Operating profit/(loss)	(752)	2,644	(16,007)

Depreciation and amortisation charges	(7,780)	1,693	2,279
Decrease in provisions	—	—	(2,916)
(Increase)/decrease in stocks	329	146	(38)
Decrease/(increase) in debtors	7,402	(11,000)	11,303
Decrease/(increase) in creditors	(10,597)	9,013	(15,608)

Net cash inflow/(outflow) from operating activities	(11,398)	2,496	(20,987)

32                                  Analysis of cash flow

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Cash outflow from operations	(11,398)	2,496	(20,987)

Returns on investment and servicing of finance
Interest received	554	572	467
Interest paid	(899)	(2,218)	(6,596)
Interest element of finance lease rental payments	(415)	(58)	—
Dividend paid to minority interests	—	(88)	(81)

	(760)	(1,792)	(6,210)

Taxation	—	(214)	—

Capital expenditure and financial investment
Purchase of tangible fixed assets	(5,805)	(1,494)	(893)
Payment to acquire intangible fixed assets	(6)	(136)	(23)
Sale of tangible fixed assets	6,372	—	—

	561	(1,630)	(916)

Cash outflow before use of liquid resources/financing	(11,597)	(1,140)	(28,113)

Financing
New loan	9,429	1,015	(8,282)
Capital element of finance lease rental payments	(53)	(31)	(16)

	9,376	984	26,810

Decrease in cash in the period	(2,221)	(156)	(1,303)

33                                  Analysis of net debt

	Cash at bank and in hand	Overdraft	Borrowings	Finance leases	Total
	€’000	€’000	€’000	€’000	€’000

At December 31, 2001	23,670	—	(30,637)	(47)	(7,014)

Cash flow	(156)	—	(1,015)	31	(1,140)

Exchange movement	(2,803)	—	3,226	—	423

At December 31, 2002	20,711	—	(28,426)	(16)	(7,731)

Cash flow	(1,303)	—	8,282	16	6,995

Exchange movement	(941)	—	—	—	(941)

At December 31, 2003	18,467	—	(20,144)	(0)	(1,677)

34                                  Related party transactions

The company has taken advantage of the exemption in Financial Reporting Standard 8 not to disclose the transactions between itself and its subsidiaries, as 90% of all voting rights are controlled within the Group.

At 31 December 2003 the Company’s ultimate parent company was VGIL (through VSIL) whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL.  The principal beneficiaries of those trusts are RCN Branson and his immediate family.  The shareholders of VGIL have interests directly or indirectly in certain other companies which are considered to give rise to related party disclosures under Financial Reporting Standard No 8, as noted below.

In September 2000, the Company was provided with a US$25 million credit facility from Barfair Limited, a wholly owned subsidiary of VGIL. A further facility of US$7.5 million was provided in March 2001.  During 2002 the loan was converted into a subordinated loan denominated in Euros and in March 2003 the loan was transferred to VSIL.  In June 2003, the Group raised €35 million through a placing and open offer. These funds have been used to reimburse loans (together with the associated interests) outstanding as at June 2003 made by VSIL. In addition, the company was provided with a new €27.5 million credit facility from VSIL.

The amount drawn down at 31 December 2003 was €20.1 million (2002: €28.4 million) and €0.2 million (2002: €4.1 million)  for accrued interest.

During the year the Company has subleased two aircraft to Virgin Australia Pty Limited for an amount of €0.4 million (2002: 4 aircraft for an amount of €4.7 million). At 31 December 2003, a balance of €245,000  (2002: €323,000) is due from Virgin Australia Pty Limited in respect of monies advanced, and invoiced aircraft maintenance reserves.

With effect from January 1, 1997, the Company has entered into a 30 year agreement with Virgin Atlantic Airways Limited, Virgin Enterprise Limited and certain other parties for the exclusive use of the Virgin Express name and Virgin signature logo for scheduled services in the EEA and Switzerland (subject to certain exceptions).  In addition it has the non-exclusive use of the name and signature logo for charter services.  Royalties for the licence are payable based on applicable revenue, arising from certain scheduled operations.  The royalty charge for the year to 31 December 2003 was €913,000 (2002: €852,000 and 2001: €447,000).

35                                  Principal subsidiaries

	Country of incorporation and registration	Class of shares held	Percentage held	Principal activity

Virgin Express S.A./N.V.	Belgium	Ordinary	99.99%	Airline operator
Virgin Express Catering Services S.A./N.V.	Belgium	Ordinary	50.08%	Supply of duty free goods	(*)

(*) Indirectly held

36                                  Ultimate holding company

At 31 December 2003 the ultimate parent company was Virgin Group Investments Limited, a company incorporated in the British Virgin Islands.

37                                  Differences between United Kingdom and United States generally accepted accounting principles

The financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain significant respects from those generally accepted in the United States (“US GAAP”). The significant areas of difference affecting the financial statements of the Group are described below.

a) Goodwill

Under UK GAAP, goodwill arising before 1999, on consolidation is written off directly to the goodwill write-off reserve in the year of acquisition. Under US GAAP, goodwill arising on consolidation is capitalised on the balance sheet. Until the end of 2001, capitalised goodwill was amortised over its useful life. The Company had determined the expected useful life of goodwill to be 20 years.

The carrying value under US GAAP at December 31, 2003 of goodwill, all of which arose prior to 1999, is €50,947,000 (2002: €50,947,000). Accumulated amortisation of goodwill under US GAAP at December 31, 2003 is  €14,181,000 (2002: €14,181,000). As of January 1, 2002, the Group adopted SFAS 142, which requires that companies cease amortising goodwill and requires an annual, or when events or circumstances dictate a more frequent impairment review of goodwill.  Upon implementation of SFAS 142, the Company carried out an impairment analysis at January 1, 2002 and December 31, 2002 which resulted in no indication of impairment. At December 31, 2003, the Company performed its annual impairment review and no goodwill impairment was identified. The goodwill continues to be recognised at the carrying value with no subsequent amortisation from January 1, 2002.  If goodwill had not been amortised for periods prior to January 1, 2002, the Group adjusted net income/loss and adjusted basic and diluted earnings per share would have been as follows:

Year ended December 31 2001 as restated (see note 4)
€’000

Net income/(loss)
As reported in conformity with U.S. GAAP	(8,370)

Amortisation of goodwill	2,547

Adjusted net loss in conformity with U.S. GAAP	(5,823)
Adjusted net loss per ordinary share (€): basic and diluted	(4.81)
Weighted average number of shares outstanding	1,210,625

b) Restructuring cost

Under U.K. GAAP, the group has made provisions for certain employee termination costs and benefits arising as a result of the announcement of the restructuring programme in 2000. Under U.S. GAAP these costs were not provided at that time, as the terminated employees were not notified of their individual entitlements until after the year end.

c) Statement of cash flows

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

Under UK GAAP cash and cash equivalents consist of cash, including cash pledged for security deposits and overdrafts less cash on deposit, which cannot be obtained within 12 hours notice. Under US GAAP cash equivalents include time deposits of original maturities of three months or less, overdraft activities are presented as financing cash flows and cash flows related to pledged cash are included in financing activities.

Set out below, is a summary consolidated statement of cash flows under U.S. GAAP.

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Net cash used in operating activities	(12,836)	(2,225)	(25,146)
Net cash (used in)/provided by investing activities	561	(1,630)	(916)
Net cash provided by financing activities	10,054	3,699	24,759

Net decrease in cash and cash equivalents under U.S. GAAP	(2,221)	(156)	(1,303)

d) Derivative financial instruments

The Group has entered into forward fuel contracts for airline fuel and forward foreign currency contracts for the payment of liabilities denominated in US dollars. Under UK GAAP, the forward fuel purchase contracts and forward foreign currency contracts are designated as hedges and the resulting gains and losses are not recognised until the exposure that is being hedged is recognised. Under US GAAP, in accordance with SFAS No 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, derivative financial instruments must meet specific criteria before hedge accounting can be applied. Derivative instruments are recorded at fair value as an asset or liability on the balance sheet. Changes in the fair value of the Derivative instruments that do not meet the hedge criteria are recorded in earnings. As of December 31, 2003, neither the forward fuel purchase contracts or the forward foreign currency contracts meet the criteria for hedge accounting under US GAAP.

e) Debtors

Under U.K. GAAP, the group has booked unpaid share capital in debtors. Under U.S. GAAP unpaid capital is booked as contra-equity.

	December 31 2002 as restated (see note 4)	December 31 2003
	€’000	€’000

Debtors
As reported in conformity with U.K. GAAP	49,296	38,050
Unpaid capital	—	(57)

Debtors in conformity with U.S. GAAP	49,296	37,993

f) Eurocontrol charges

Under UK GAAP, the company accounts for its liability with respect to Eurocontrol charges unpaid by sub-lessees (see note 29) as lease return costs. The full amount of the potential charges are recognise on a straight line basis over the remaining lease term or until there is a change in the circumstances such that the payments are no longer considered more likely than not. Under US GAAP the charges are treated as executory costs and the amount of the payment that is probable and estimable is accrued, with the balance being considered a contingent liability.  Where the expected charge lies in a range with no amount more likely than any other, the minimum amount in that range is accrued.

The effects of the differences between U.K. GAAP and U.S. GAAP on net income and shareholders’ equity are as follows:

	Year ended December 31 2001 as restated (see note 4)	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Net income/(loss)
As reported in conformity with U.K. GAAP	(2,170)	409	(19,579)

Items increasing/(decreasing) net income:
Amortisation of goodwill (a)	(2,547)	—	—
Restructuring cost (b)	(3,653)	—	—
Unrecognised gain/(losses) on hedges (d)	—	(1,900)	(2,200)
Eurocontrol charges (f)	—	—	249
Net loss in conformity with U.S. GAAP	(8,370)	(1,491)	(21,530)

Net loss per ordinary share (€): basic and diluted	(6.91)	(1.23)	(0.94)
Weighted average number of shares outstanding*	1,210,625	1,210,625	22,878,817

* As the ordinary shares of  €0.0025 were consolidated into ordinary shares of €0.01 in 2003, the weighted average number of shares in 2002 and 2001 has been amended from 4,842,500 to 1,210,625, to ensure comparability of profit/(loss) per ordinary share.

	December 31 2002 as restated (see note 4)	December 31 2003
	€’000	€’000

Shareholders’ deficit
As reported in conformity with U.K. GAAP	(44,782)	(29,195)
Items increasing/(decreasing) shareholders’ deficit:
Capitalization of goodwill (a)	36,766	36,766
Unrecognised gain/(losses) on hedges (d)	(1,900)	(4,100)
Unpaid capital (e)		57
Eurocontrol charges (f)	—	249

Shareholders’ deficit in conformity with U.S. GAAP	(9,916)	3,777

Share option scheme

As permitted by SFAS No. 123 the Company continues to apply the provisions of APB Opinion No. 25 and provide pro-forma net income and pro-forma earnings per share disclosures for share option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. As described by APB No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. No compensation expense was recorded in any of the three years ended December 31, 2003 under U.K and U.S. GAAP.

If compensation expense had been recorded in accordance with SFAS No. 123 in the three years ended December 31, 2003, the Group pro forma net income/(loss) and the pro forma earnings/(loss) per share would have been as follows:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003
	€’000	€’000	€’000

Net loss as reported	(8,370)	(1,491)	(21,530)
Add stock-based compensation included in net Income	—	—	—
Deduct stock-based compensation determined under fair value method	(160)	(141)	(28)

Pro forma net loss	(8,530)	(1,632)	(21,558)

Net loss per ordinary share (€):basic and diluted (weighted average of shares : 22,878,817 in 2003 and 1,210,625 in 2002-2001)*
As reported	(6.91)	(1.23)	(0.94)
Pro forma	(7.05)	(1.35)	(0.94)

* As the ordinary shares of  €0.0025 were consolidated into ordinary shares of €0.01 in 2003, the weighted average number of shares in 2002 and 2001 has been amended from 4,842,500 to 1,210,625, to ensure comparability of profit/(loss) per ordinary share.

The fair value of options which, in determining the pro forma impact is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003

Weighted average fair value whose exercise price equals the market price on the grant date (€)	1.196	0.641	0.059
Weighted average assumptions
Risk free interest rate	6%	2%	2%
Expected life (days)	1,640	1,460	1,100
Expected volatility	99%	104%	37%
Dividend yield	0%	0%	0%

38           Post balance sheet events

On March 16, 2004 Virgin Express S.A./N.V. (“VE Belgium”) was informed by its majority shareholder, Virgin Express Holdings PLC (“VEX PLC”) and by VSIL, majority shareholder of VEX PLC that a non-binding letter of intent (“LOI”) has been signed on 15 March 2004 by VSIL and SN Airholding, the majority shareholder of SN Brussels Airlines, which contemplates placing their respective operational airlines, VE Belgium and SN Brussels Airlines, under common ownership.

The parties have not as yet determined a detailed plan of how the VE Belgium and SN Brussels Airlines business would be jointly managed. However, it is foreseen that both operational companies would remain separate legal entities. VEX PLC would remain a publicly quoted company on both the Euronext and Nasdaq (OTC Bulletin Board).

The Board of VEX PLC and the Board of SN Airholding believe that the non-binding LOI and the transactions which it contemplates are in the best interests of all concerned parties, their employees, shareholders and customers.

Both companies expect significant mutual benefits through network optimisations.

If the common ownership of the two airlines is realised, SN Airholding will offer the market two airlines with different brands and products.

VEX PLC would contribute its shares in VE Belgium into a holding company in consideration for an issue of shares in that company to VEX PLC, which would equal 29.9% of the fully diluted share capital of such holding company. VEX PLS would own 29.9% of the shares, with the remaining 70.1% owned by the present shareholders of SN Airholding.

Regulatory approval may be required.